EXHIBIT 99.1

Demand Media, Inc.
1655 26th Street
Santa Monica, CA 90404

                     , 2014

Dear Stockholder:

        I am pleased to report that the previously announced spin-off by Demand Media, Inc. ("Demand Media") of its Rightside Group, Ltd. ("Rightside") subsidiary is expected to become effective on                        and that Rightside will become a public company on that date. Through its registrar business, Rightside is a leading provider of domain name services that enable businesses and consumers to find, establish and maintain their digital address. In addition, Rightside is positioned to become a leading domain name registry through its participation in the Internet Corporation for Assigned Names and Numbers' historic initiative to expand the total number of generic Top Level Domains. This combination will enable Rightside to provide services at every stage of a domain name life cycle—from the discovery and registration to the development and monetization of domain names—and create one of the largest providers of end-to-end domain name services in the world.

        Demand Media will continue to own and operate its content and media business, which reaches one of the largest intent-driven audiences in the world through its owned and operated websites, network of customer websites and related mobile applications. The content and media business includes a content creation studio, an e-commerce platform and social media and monetization tools.

        Rightside's common stock will be listed on the Nasdaq Global Select Market under the symbol "NAME."

        We believe that the spin-off, which will create two distinct companies with separate ownership and management, will enhance value for current Demand Media stockholders by better positioning each of Demand Media and Rightside to leverage its distinct competitive strengths, manage its operations and capital investments, obtain equity and debt financing and pursue growth strategies.

        Holders of record of Demand Media common stock as of          p.m., New York City time, on          , which will be the record date, will receive one share of Rightside common stock for every                  shares of Demand Media common stock held by such holders. No action is required on your part to receive your Rightside stock. You will not be required to pay anything for the new shares or to surrender any shares of Demand Media stock.

        Fractional shares of Rightside's common stock will not be distributed. Fractional shares of Rightside's common stock that would otherwise be distributed to Demand Media stockholders will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of these sales will be distributed ratably as cash payments to the stockholders who would otherwise have received fractional interests. These cash payments generally will be taxable to those stockholders. In due course you will be provided with information to enable you to compute your tax basis in both the Demand Media and the Rightside stock. Demand Media received a private letter ruling from the Internal Revenue Service and expects to obtain an opinion from Latham & Watkins LLP to the effect that, for U.S. federal income tax purposes, the distribution of the Rightside stock will be tax-free to Demand Media and to you, except for any cash received in lieu of fractional shares.

        The enclosed Information Statement describes the distribution of shares of Rightside stock and contains important information about Rightside, including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact Demand Media's transfer agent, American Stock Transfer & Trust Company, LLC, at (800) 937-5449.

        I believe the spin-off is a positive event for the owners of our stock, and I look forward to your continued support as a stockholder of Demand Media. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,

James R. Quandt
 Chairman of the Board

Information included herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY INFORMATION STATEMENT
SUBJECT TO COMPLETION, DATED JUNE 9, 2014

Rightside Group, Ltd.

Common Stock
(par value $0.0001)

         Demand Media, Inc. ("Demand Media") is furnishing this information statement (the "Information Statement") to its stockholders in connection with the planned distribution by Demand Media to its stockholders of all of the outstanding shares of common stock of its wholly owned subsidiary, Rightside Group, Ltd. ("Rightside," the "Company," "we," "us" or "our"). We are a leading provider of domain name services that enable businesses and consumers to find, establish, and maintain their digital address—the starting point for connecting with their online audience. We are the world's largest wholesale Internet domain name registrar, and the second largest registrar overall, based on the number of domain names under management, offering domain name registration and other related services to resellers and also directly to domain name registrants.

         Demand Media will distribute all of the outstanding shares of common stock of Rightside on a pro rata basis to holders of Demand Media common stock, which we refer to as the "distribution." We refer to the separation of Rightside from Demand Media as the "separation" or the "spin-off." Holders of Demand Media common stock as of             p.m., New York City time, on            , which will be the record date for the distribution, will be entitled to receive one share of Rightside common stock for every            shares of Demand Media common stock held by such holders. The distribution will be made in book-entry form. Immediately after the distribution is completed, Rightside will be an independent, publicly traded company. We expect that the spin-off will be tax-free to Demand Media and its stockholders for U.S. federal income tax purposes (except for any cash received in lieu of fractional shares). Fractional shares of our common stock will not be distributed. Fractional shares of our common stock that would otherwise be distributed to Demand Media stockholders will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of these sales will be distributed ratably as cash payments to the stockholders who would otherwise have received fractional interests. These cash payments generally will be taxable to those stockholders. See "The Spin-Off—Material U.S. Federal Income Tax Consequences."

         No action will be required of you to receive shares of Rightside common stock, which means that:

  •
  Demand Media is not asking you for a proxy, and you should not send a proxy;

  •
  you will not be required to pay for the shares of Rightside common stock that you receive in the distribution; and

  •
  you do not need to surrender or exchange any of your Demand Media common stock in order to receive shares of Rightside common stock, or take any other action in connection with the spin-off.

         There is currently no trading market for our common stock. However, we expect that a limited market, commonly known as a "when-issued" trading market, for our common stock will develop on or shortly prior to the record date for the distribution, and we expect "regular-way" trading of our common stock will begin the first trading day after the completion of the distribution. We expect to list our common stock on the Nasdaq Global Select Market ("Nasdaq") under the symbol "NAME."

         In reviewing this Information Statement, you should carefully consider the matters described under "Risk Factors" beginning on page 30 for a discussion of certain factors that should be considered by recipients of our common stock.

         We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act of 2012, and as such, may elect to comply with certain reduced public company reporting requirements for future filings. See page 20.

         Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

         This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

         Stockholders of Demand Media with inquiries related to the distribution should contact Demand Media's transfer agent, American Stock Transfer & Trust Company, LLC, at (800) 937-5449.

The date of this Information Statement is                        , 2014.

        This Information Statement is being furnished solely to provide information to Demand Media stockholders who will receive shares of our common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities or any securities of Demand Media. This Information Statement describes our business, our relationship with Demand Media and how the spin-off affects Demand Media, its stockholders, and us, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading "Risk Factors."

        You should not assume that the information contained in this Information Statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

 QUESTIONS AND ANSWERS ABOUT THE COMPANY AND THE SPIN-OFF

        Set forth below are commonly asked questions and answers about the spin-off and the transactions contemplated thereby. You should read the section entitled "The Spin-Off" elsewhere in this Information Statement for a more detailed description of the matters described below.

        All references in this Information Statement to "Demand Media" refer to Demand Media, Inc., a Delaware corporation; all references in this Information Statement to "Rightside," "the Company," "we," "us," or "our" refer to Rightside Group, Ltd., a Delaware corporation. Where appropriate in context, the foregoing terms also include subsidiaries. Where we describe in this Information Statement our business activities, we do so as if the transfer of Demand Media's domain name services business to Rightside had already occurred. Throughout this Information Statement, we refer to the shares of Demand Media common stock, $0.0001 par value per share, as Demand Media common stock or as Demand Media shares, and the shares of Rightside common stock, par value $0.0001 per share, that will be distributed in the distribution as Rightside common stock, as our common stock or as Rightside shares.

Q:    Why am I receiving this document?

A:
Demand Media is delivering this document to you because you were a holder of Demand Media common stock on the record date for the distribution of shares of our common stock. Accordingly, you are entitled to receive one share of our common stock for every                  shares of Demand Media common stock that you held on the record date. The following table illustrates the number of shares of Rightside common stock you would receive based on the number of shares of Demand Media common stock held and the dividend ratio of 1:            .

Number of shares of Demand Media common stock held on the record date	Number of shares of Rightside common stock to be received

        No action is required for you to participate in the distribution.

Q:    What is Rightside?

A:
Rightside was incorporated as a Delaware corporation on July 11, 2013, and is currently a direct, wholly owned subsidiary of Demand Media whose shares will be distributed to Demand Media stockholders if the spin-off is completed. Rightside currently does not have any material assets or liabilities, does not engage in any business or other activities and, other than in connection with and in anticipation of the spin-off, will not acquire or incur any material assets or liabilities, nor will it separately engage in any business or other activities, in each case, prior to the spin-off. Upon completion of the spin-off, Rightside will be a public company and will own and operate the domain name services business that was formerly part of Demand Media.

Rightside's total revenue accounted for 50% and 46% of Demand Media's total revenue for the three months ended March 31, 2014 and 2013, respectively, and 47%, 45% and 49% of Demand Media's total revenue for the years ended December 31, 2013, 2012 and 2011, respectively. Rightside's total assets accounted for 44% of Demand Media's total assets as of March 31, 2014, and 41% and 44% of Demand Media's total assets as of December 31, 2013 and 2012, respectively. Rightside's total liabilities accounted for 56% of Demand Media's total liabilities as of March 31, 2014 and 53% and 80% of Demand Media's total liabilities as of December 31, 2013 and 2012, respectively.

Q:    What is the spin-off?

A:
The spin-off is the transaction of separating Rightside from Demand Media, creating two separate, publicly traded companies, which will be accomplished by distributing our common stock pro rata to holders of Demand Media common stock. The spin-off will be accomplished through a series of transactions in which the assets, liabilities and operations of the domain name services business on a global basis will be transferred to Rightside or entities that are, or will become prior to the distribution, subsidiaries of Rightside, and the common stock of Rightside will be distributed by Demand Media to its stockholders as of the record date. If all conditions to the effectiveness of the spin-off are met (or waived by the Demand Media board of directors in its sole discretion), then, on the distribution date, all of the outstanding shares of Rightside common stock will be distributed to the holders of Demand Media common stock as of the record date. A holder of Demand Media common stock as of the record date for the distribution will be entitled to receive one share of Rightside common stock for every                  shares of Demand Media common stock held by such holder. Following the spin-off, Demand Media will no longer hold any outstanding capital stock of Rightside, and Rightside will be an independent, publicly traded company with separate management and a separate board of directors. We have applied to list our common stock on Nasdaq under the symbol "NAME."

Q:    How does my ownership in Demand Media change as a result of the distribution?

A:
The number of shares of Demand Media common stock that you own will not change as a direct result of the distribution. At a meeting of stockholders to be held prior to the distribution date, Demand Media stockholders will be asked to approve a reverse stock split of Demand Media's outstanding and treasury shares of common stock at a reverse stock split ratio of 1-for-5, 1-for-6, 1-for-7, 1-for-8, 1-for-9, 1-for-10, 1-for-11 or 1-for-12, with the ratio to be determined by the Demand Media board of directors prior to the distribution (the "Reverse Stock Split"). If approved, the Reverse Stock Split is expected to be implemented immediately following the distribution and is expected to impact the trading price of shares of Demand Media common stock on the New York Stock Exchange (the "NYSE"). Holders of Demand Media common stock will receive cash in lieu of any fractional shares of Demand Media common stock resulting from the Reverse Stock Split.

The treatment of outstanding Demand Media equity compensation awards may differ from the treatment of ordinary shares of Demand Media common stock. For further information regarding the treatment of outstanding Demand Media equity compensation awards, see "The Spin-Off—Treatment of Demand Media Stock Options" and "The Spin-Off—Treatment of Demand Media RSUs."

Q:    Why is the separation of Rightside structured as a distribution?

A:
Demand Media believes that a distribution of shares of Rightside to the Demand Media stockholders is a tax-efficient way to separate the domain name services business from its other businesses in a manner that is intended to enhance long-term value for Demand Media stockholders.

Q:    What is the reason for the spin-off?

A:
In February 2013, Demand Media's board of directors authorized a plan to explore separating Demand Media into two independent, publicly traded companies: a pure-play Internet-based content and media company and a pure-play domain name services company. This determination was made based, in part, on Demand Media's board of director's belief that the tax-free distribution of Rightside shares to Demand Media stockholders was the most efficient manner to separate our business from Demand Media's content and media business. This determination was also made based on Demand Media's board of directors' belief that the separation would provide financial, operational and managerial benefits to both Demand Media and us, including, but not limited to, the following:

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  Direct Access to Capital and Tailored Capital Structure.  We believe that as a stand-alone company we can better attract investors seeking the opportunity to invest solely in the domain name services business, which will enhance our ability to directly access the debt and equity capital markets to fund our growth strategy and to establish a capital structure tailored to our business needs.

  •
  Ability to Use Equity as Consideration for Acquisitions.  We believe the spin-off will provide each of Demand Media and us with enhanced flexibility to use our respective stock as consideration in pursuing certain financial and strategic objectives, including mergers and acquisitions involving other companies or businesses engaged in our respective industries. We believe that we will be able to more easily facilitate future strategic transactions with businesses in our industry through the use of Rightside stock as consideration.

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  Strategic Focus.  We and Demand Media are distinct, complex enterprises with different opportunities, challenges, strategies, and means of doing business. The two businesses are characterized by substantially different: (i) technologies, products, product development practices and product life cycles; (ii) end markets, customers and channels; (iii) capital requirements; (iv) revenue and earnings growth rates and margins; (v) barriers to entry; (vi) pricing models; and (vii) competitive landscapes. We believe the spin-off will allow each independent company to design and implement corporate strategies and initiatives that are based on the industries that it serves and its specific business characteristics.

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  Improved Management Incentive Tools.  We expect to use equity-based incentive awards to compensate current and future employees. We believe that offering equity compensation tied directly to our operating and financial performance will assist in attracting and retaining qualified personnel, especially in light of the fact that many of our competitors have the ability to provide their employees with equity compensation tied directly to their domain name services businesses.

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  Focused Management; Capital Resources.  We believe that the separation will allow executive management of each company to better allocate resources to the development and implementation of corporate strategies and initiatives that are focused directly on the specific business characteristics of the respective companies without the need to consider the effect those decisions may have on the other company.

  In addition, the Demand Media board of directors believes that the public markets and securities analysts have a difficult time valuing Demand Media's business because of the combination of our business activities focused on domain name services and Demand Media's other business activities primarily focused on content and media assets and services. Therefore, public market participants may not fully understand or properly value each of the business units, and it is more difficult to compare Demand Media to companies that primarily operate in only one of these business lines. As a result, the Demand Media board of directors believes that (i) by separating us from Demand Media and creating an independent company focused on domain name services, it will be easier for investors and analysts to better understand the business strengths and future prospects of each company's respective businesses; and (ii) over time, this could result in better stock market analysis and a higher aggregate value for our and Demand Media common stock on a combined basis, which could exceed the pre-spin-off value of Demand Media common stock. Additionally, the Demand Media board of directors believes that a higher aggregate equity value will help facilitate some of the other business purposes of the spin-off, particularly by limiting the dilutive effect of equity issuances in connection with capital raising transactions, employee compensation arrangements, and business acquisitions. However, we cannot assure you that following the spin-off the aggregate value of our common stock and Demand Media common stock will ever exceed the pre-spin-off value of Demand Media common stock, and it is possible that our common stock will come under initial selling pressure, which could adversely affect the value of our common stock in the near term.

  Demand Media's board of directors also considered a number of potentially negative factors in evaluating the separation including, in the case of (i) both companies, the limitations placed on each company as a result of the Tax Matters Agreement (as defined below) and other agreements expected to be entered into in connection with the spin-off, increased operating costs, disruptions to the businesses as a result of the separation, the risk of being unable to achieve expected benefits from the separation, the risk that the separation might not be completed, the initial costs of the separation and the risk that the common stock of one or both companies may come under initial selling pressure if investors are not interested in holding an investment in one or both businesses following the separation; (ii) Demand Media, that the separation would eliminate from Demand Media the valuable operations of Rightside's domain name services business in a transaction that produces no direct economic consideration for Demand Media; and (iii) Rightside, the loss of the ability to obtain capital resources from Demand Media and the ongoing costs of operating as a separate, publicly traded company.

  For further discussion of these and other considerations, see "The Spin-Off—Reasons for the Spin-Off."

Q:
What are the material U.S. federal income tax consequences to me of the separation?

A:
The distribution is conditioned upon, among other matters, Demand Media's receipt of a private letter ruling from the Internal Revenue Service ("IRS") together with an opinion of Latham & Watkins LLP, tax counsel to Demand Media (the "Tax Opinion"), substantially to the effect that, among other things, the separation will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). Assuming the separation so qualifies, for U.S. federal income tax purposes, no gain or loss generally will be recognized by Demand Media in connection with the separation and no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of Rightside shares in the distribution, except for any cash received in lieu of a fractional share of our common stock. Demand Media received a private letter ruling on January 31, 2014. For more information regarding the private letter ruling and the potential U.S. federal income tax consequences to Demand Media and to you of the separation, see the section entitled "The Spin-Off—Material U.S. Federal Income Tax Consequences."

Q:    How will I determine my tax basis in the Rightside shares I receive in the distribution?

A:
Generally, for U.S. federal income tax purposes, your aggregate basis in the common stock you hold in Demand Media and the new Rightside shares received in the distribution (including any fractional share interests in Rightside for which cash is received) will equal the aggregate basis of Demand Media common stock held by you immediately before the distribution. This aggregate basis should be allocated between your Demand Media common stock and the Rightside common stock you receive in the distribution (including any fractional share interests in Rightside for which cash is received) in proportion to the relative fair market value of each immediately following the distribution. See the section entitled "The Spin-Off—Material U.S. Federal Income Tax Consequences" included elsewhere in this Information Statement for more information.

You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased Demand Media shares at different times or for different amounts) and regarding any particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

Q:    What will I receive in the spin-off?

A:
A holder of Demand Media common stock as of the record date established for the distribution will be entitled to receive one share of Rightside common stock for every            shares of Demand Media common stock held by such holder. The person in whose name the shares of Demand Media common stock are registered at the close of business on the record date is the person to whom shares of the Rightside common stock will be issued in the distribution. For a more detailed description, see "The Spin-Off." For further information regarding the treatment of outstanding Demand Media equity compensation awards, see "The Spin-Off—Treatment of Demand Media Stock Options" and "The Spin-Off—Treatment of Demand Media RSUs."

Q:    What is being distributed in the spin-off?

A:
Approximately                  shares of our common stock will be distributed in the spin-off, based on the number of Demand Media common shares we expect to be outstanding as of the record date. The shares of our common stock to be distributed by Demand Media constitute all of the issued and outstanding shares of our common stock immediately prior to the distribution. For more information on the shares being distributed in the spin-off, see "Description of Our Capital Stock—Common Stock."

Q:    Will I receive physical certificates representing shares of Rightside common stock following the distribution?

A:
No. In the distribution, no physical certificates representing shares of Rightside common stock will be delivered to stockholders. Instead, Demand Media, with the assistance of American Stock Transfer & Trust Company, LLC, our transfer agent, will electronically distribute shares of Rightside common stock either to you by way of direct registration in book-entry form or on your behalf in street name through your bank or brokerage firm. We expect that it will take the transfer agent, acting on behalf of Demand Media, up to ten days after the distribution date to fully distribute the shares of Rightside common stock to Demand Media stockholders. American Stock Transfer & Trust Company, LLC will mail you a book-entry account statement that reflects your shares of Rightside common stock, or your bank or brokerage firm will credit your account for the shares.

Q:    How will fractional shares be treated in the distribution?

A:
Fractional shares of our common stock will not be distributed. Fractional shares of our common stock that would otherwise be distributed to Demand Media stockholders will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of these sales will be distributed ratably as cash payments to the stockholders who would otherwise have received fractional interests. These cash payments generally will be taxable to those stockholders. See "The Spin-Off—Manner of Effecting the Spin-Off" for an explanation of how the cash payments will be determined.

Q:    What if I want to sell my Demand Media common stock or my Rightside common stock?

A:
Neither Demand Media nor Rightside makes any recommendations on the purchase, retention or sale of shares of Demand Media common stock or the shares of Rightside common stock to be distributed. You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

If you decide to sell any shares of Demand Media common stock after the record date, but before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Demand Media common stock, the Rightside common stock you will be entitled to receive in the distribution, or both. If you sell your Demand Media common stock prior to the record date or sell your entitlement to receive shares of Rightside common stock in the distribution on or prior to the distribution date, you will not receive any shares of Rightside common stock in the distribution.

Q:    On what date did the Demand Media board of directors approve the spin-off and declare the spin-off dividend?

A:
The Demand Media board of directors approved the spin-off and declared the spin-off dividend on          .

Q:    What is the record date for the distribution?

A:
Record ownership will be determined as of             p.m., New York City time, on          which we refer to as the record date.

Q:    When will the separation be completed?

A:
The date for the distribution, which is the date on which we will distribute shares of Rightside common stock, is expected to be          . The separation will be completed pursuant to the terms of a Separation and Distribution Agreement (the "Distribution Agreement") between Demand Media and Rightside. We expect that it will take the transfer agent, acting on behalf of Demand Media, up to ten days after the distribution date to fully distribute the shares of Rightside common stock to Demand Media stockholders, which will be accomplished by directly issuing shares in book-entry form or by crediting your account at your bank or brokerage firm. However, your ability to trade our common stock received in the distribution will not be affected during this time. It is also possible that factors outside of our control, or a decision by Demand Media to terminate the Distribution Agreement pursuant to its terms, could require us to complete the separation at a later time or not at all. See "The Spin-Off."

Q:    What do I have to do to participate in the distribution?

A:
No action will be required of Demand Media stockholders to receive shares of Rightside common stock, which means that (i) Demand Media is not seeking, and you are not being asked to send, a proxy; (ii) you will not be required to pay for the shares of Rightside common stock that you receive in the distribution; and (iii) you do not need to surrender or exchange any shares of Demand Media common stock in order to receive shares of Rightside common stock, or take any other action in connection with the spin-off.

Q:    Can Demand Media decide not to complete the spin-off?

A:
Yes.  Demand Media's board of directors reserves the right, in its sole discretion, to amend, modify or abandon the spin-off and related transactions at any time prior to the distribution date. In addition, the spin-off is subject to the satisfaction or waiver of certain conditions. See "The Spin-Off—Conditions to the Spin-Off." In the event Demand Media's board of directors amends, modifies or abandons the spin-off, Demand Media intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.

Q:    Is the completion of the spin-off subject to any conditions?

A:
The spin-off is subject to a number of conditions, including, among others: (i) approval of the spin-off and declaration of the spin-off dividend by Demand Media's board of directors; (ii) the Securities and Exchange Commission (the "SEC") declaring effective the Registration Statement on Form 10 of which this Information Statement forms a part; (iii) unless waived by Demand Media's board of directors, receipt by Demand Media of the IRS private letter ruling and the Tax Opinion substantially to the effect that, among other things, the separation will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code; (iv) Nasdaq approving Rightside common stock for listing, subject to official notice of issuance; and (v) receipt of any necessary waivers under Demand Media's credit facility. Demand Media received a private letter ruling from the IRS on January 31, 2014. For a more detailed description, see "The Spin-Off—Conditions to the Spin-Off."

Q:    Will Rightside have a relationship with Demand Media following the spin-off?

A:
In connection with the spin-off, we will enter into the Distribution Agreement and other agreements with Demand Media that will govern the relationship between Demand Media and us after the completion of the spin-off. The Distribution Agreement will set forth our agreement with Demand Media regarding the principal transactions necessary to separate us from Demand Media. The Distribution Agreement will provide that on the distribution date, Demand Media will distribute to its stockholders one share of our common stock for every                   shares of Demand Media common stock held by Demand Media stockholders as of the record date. It will also provide: (i) that each party shall use commercially reasonable efforts to remove any of the Demand Media Entities (as defined in the Distribution Agreement) as guarantor of any of our obligations and to remove any of the Rightside Entities (as defined in the Distribution Agreement) as guarantor of any of Demand Media's obligations; (ii) for the settlement or extinguishment of certain liabilities and other obligations between any of the Demand Media Entities and any of the Rightside Entities and (iii) broad releases pursuant to which we will release Demand Media and its affiliates and indemnify and hold them harmless against any claims that arise out of or relate to the spin-off or the management of our business and affairs prior to the distribution date, and Demand Media will release us and our affiliates and indemnify and hold us harmless against any claims that arise out of or relate to the spin-off or the management of Demand Media's business and affairs prior to the distribution date.

We will also enter into a Transition Services Agreement (the "Transition Services Agreement") with Demand Media pursuant to which Demand Media will provide to us, and we will provide to Demand Media, certain support services during a period ranging from two to eighteen months following the spin-off, including accounting, legal, information technology, financial systems, and human resources services.

Prior to consummation of the spin-off we will also enter into a Tax Matters Agreement (the "Tax Matters Agreement"), Intellectual Property Assignment and License Agreement (the "Intellectual Property Assignment and License Agreement"), and Employee Matters Agreement (the "Employee Matters Agreement") with Demand Media.

For a more detailed discussion of each of the agreements we will enter into with Demand Media in connection with the spin-off, see "Certain Relationships and Related Party Transactions—Agreements between Demand Media and Rightside Relating to the Separation."

Q:    How will Demand Media equity compensation awards be affected as a result of the spin-off?

A:
In connection with the distribution, we currently expect that, subject to approval by the Demand Media board of directors, Demand Media's outstanding equity-based compensation awards will generally be treated as follows:

•
Stock Options.  At a meeting of stockholders to be held prior to the distribution date, Demand Media stockholders will be asked to approve an adjustment of certain Demand Media stock options such that, immediately prior to the distribution, each then-outstanding Demand Media stock option that has an exercise price greater than 120% of Demand Media's common stock on the last trading day prior to the distribution will be adjusted by (i) reducing the per share exercise price of the Demand Media stock option to approximately 120% of the price of Demand Media's common stock on the last trading day prior to the distribution and (ii) making a corresponding reduction in the number of shares of common stock subject to the stock option, so that the value of the Demand Media option will be approximately equal before and after this adjustment is implemented (the "Demand Media Option Adjustment"). Immediately prior to the distribution (but following the Demand Media Option Adjustment, if approved), each Demand Media stock option that (i) is vested, or (ii) is unvested and held by an individual who will continue to be employed or engaged by Demand Media or its affiliates following the distribution, in each case, will be split into two options that include a Demand Media stock option and a Rightside stock option. Following the distribution, the combined value of the resulting Demand Media and Rightside stock options should approximately equal the value as of immediately prior to the distribution of the underlying Demand Media stock option. Each unvested Demand Media stock option held by an individual who will be employed or engaged by Rightside or its affiliates following the distribution will be converted solely into a Rightside stock option with a value approximately equal to the value of the underlying Demand Media stock option. If the Demand Media Option Adjustment is approved by Demand Media's stockholders, then Demand Media's board of directors currently intends to accelerate all unvested Demand Media stock options immediately prior to the distribution.

  •
  Restricted Stock Units.  Each Demand Media restricted stock unit ("RSU") award that is (i) held by an individual who will continue to be employed or engaged by Demand Media or its affiliates following the distribution and (ii) was granted by Demand Media prior to March 1, 2014, will remain outstanding. In addition, the holder of such Demand Media RSU award will receive a Rightside RSU award covering a number of shares equal to the number of Rightside shares to which the Demand Media shares subject to the underlying Demand Media RSU award would have entitled its holder had such Demand Media shares been outstanding at the time of the distribution. Each Demand Media RSU award that is (i) held by an individual who will continue to be employed or engaged by Demand Media or its affiliates following the distribution and (ii) was granted by Demand Media on or after March 1, 2014, will be adjusted to cover a number of Demand Media shares such that the pre-distribution value of the Demand Media RSU award is approximately preserved. Each Demand Media RSU award held by an individual who will be employed or engaged by Rightside or its affiliates following the distribution will be converted into a Rightside RSU award covering a number of Rightside shares sufficient to preserve the value of the underlying Demand Media RSU award immediately prior to the distribution.

  •
  General Terms.  Post-distribution equity awards resulting from adjustment of underlying Demand Media equity awards will generally be subject to the same vesting, expiration and other terms and conditions as applied to the underlying Demand Media awards immediately prior to the distribution.

  For additional information, see "The Spin-Off—Treatment of Demand Media Stock Options" and "The Spin-Off—Treatment of Demand Media RSUs."

Q:    Will the Rightside common stock be listed on a stock exchange?

A:
Yes.    Although there is currently not a public market for our common stock, we have applied to list our common stock on Nasdaq under the symbol "NAME." It is anticipated that trading of our common stock will commence on a "when-issued" basis on or shortly prior to the record date for the distribution. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and "regular-way" trading will begin. "Regular-way" trading refers to trading after a security has been issued.

Q:    Will the distribution affect the trading price of my Demand Media common stock?

A:
Yes, the trading price of Demand Media common stock is expected to change as a result of the distribution because it will no longer reflect the value of the domain name services business operated by Rightside. Moreover, the trading price of Demand Media common stock may fluctuate significantly depending upon a number of factors, some of which may be beyond Demand Media's control. Demand Media's board of directors believes the separation of Rightside from Demand Media offers its stockholders the greatest long-term value. However, we cannot provide you with any guarantees as to the price at which the Demand Media common stock will trade following the distribution. We also cannot assure you that following the spin-off the aggregate value of our common stock and Demand Media common stock will ever exceed the pre-spin-off value of Demand Media common stock.

  In addition, Demand Media stockholders will be asked to approve the Reverse Stock Split at a meeting of stockholders to be held prior to the distribution date. If the Reverse Stock Split is approved, the Demand Media board of directors will establish the ratio for the Reverse Stock Split prior to the distribution (based on the ratios approved at the meeting of stockholders). The Reverse Stock Split is expected to be implemented immediately following the distribution and is expected to impact the trading price of shares of Demand Media common stock.

Q:    What will happen to the listing of Demand Media common stock?

A:
It is expected that, after the distribution of our common stock, Demand Media common stock will continue to be traded on the NYSE under the symbol "DMD." The number of shares of Demand Media common stock you own will not change as a result of the distribution alone. However, the Reverse Stock Split described above is expected to be implemented immediately following the distribution and, if approved, will change the number of shares of Demand Media common stock you own after completion of the separation.

Q:    What are the anti-takeover effects of the spin-off?

A:
Some provisions of the amended and restated certificate of incorporation of Rightside, the amended and restated bylaws of Rightside and Delaware law may have the effect of making it more difficult for another company to acquire control of Rightside in a transaction not approved by Rightside's board of directors. For example, Rightside's amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board, require advance notice for stockholder proposals and director nominations, place limitations on convening stockholder meetings and authorize Rightside's board of directors to issue one or more series of preferred stock. See "Description of Capital Stock—Anti-Takeover Provisions" for more information.

Q:    Do I have dissenters' rights or appraisal rights in connection with the separation?

A:
No. Holders of Demand Media common stock are not entitled to dissenters' rights or appraisal rights in connection with the distribution.

Q:    Who is the transfer agent for Rightside shares?

A:
American Stock Transfer & Trust Company, LLC

Q:    Are there any risks in connection with the separation that I should consider?

A:
Yes. There are certain risks associated with the separation. These risk factors are discussed in the section titled "Risk Factors."

Q:    Where can I get more information?

A:
If you have any questions relating to the mechanics of the distribution, you should contact the transfer agent at:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Tel: (800) 937-5449

  Before the spin-off, if you have any questions relating to the distribution, you should contact Demand Media at:

1655 26th Street
Santa Monica, CA 90404
Attention: General Counsel
Tel: (310) 394-6400

        After the spin-off, if you have any questions relating to Rightside, you should contact us at:

Rightside Investor Relations
5808 Lake Washington Blvd. NE, Suite 300
Kirkland, WA 98033
Tel: (425) 298-2500

 SUMMARY

        The following is a summary of some of the information contained in this Information Statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information contained elsewhere in this Information Statement, which should be read in its entirety.

 Our Mission

        Our mission is to advance the way businesses and consumers define and present themselves online.

Our Company

        We are a leading provider of domain name services that enable businesses and consumers to find, establish and maintain their digital address—the starting point for connecting with their online audience. Millions of digital destinations and thousands of resellers rely upon Rightside's comprehensive platform for the discovery, registration, usage, development, and monetization of domain names. As a result, we are a leader in the multi-billion dollar domain name services industry, with a complete suite of products and services that our customers use as the foundation to build their entire online presence.

        We are the world's largest wholesale Internet domain name registrar, and the second largest registrar overall, based on the number of domain names under management, offering domain name registration and other related services to resellers and domain name registrants. As of March 31, 2014, we had more than 16 million total domain names under management, including more than 2.5 million domain names registered through our retail outlets. Through our eNom brand, we provide infrastructure services that enable a network of more than 20,000 active resellers to offer domain name registration services to their customers. Through our retail brands such as Name.com, we offer domain name registration services directly to more than 250,000 customers. In addition to domain name registration and related services, we have developed proprietary tools and services that identify and acquire, market and develop, as well as monetize and sell, domain names, both for our own portfolio of domain names as well as for our customers.

        We are also positioned to become a leading domain name registry through our participation in a new program to expand the total number of domain name suffixes, also known as generic Top Level Domains ("gTLDs"), approved by the Internet Corporation for Assigned Names and Numbers ("ICANN"), a global non-profit corporation that manages the Internet's domain name registration system (such program, the "New gTLD Program"). To capitalize on this opportunity, we have made significant organizational and technical investments required to operate a domain name registry. To date, we have launched our first 14 gTLDs, .Actor, .Consulting, .Dance, .Democrat, .Futbol, .Haus, .Immobilien, .Kaufen, .Moda, .Ninja, .Pub, .Reviews, .Rocks and .Social into the marketplace and we have secured an interest in active applications or registry operator agreements for approximately 100 new gTLDs. The combination of our existing registrar business and our new registry business will make us one of the largest providers of end-to-end domain name services in the world and uniquely positions us to capitalize on the New gTLD Program, as further discussed below.

        Rightside Group, Ltd. is a Delaware corporation headquartered in Kirkland, Washington. We generate a substantial majority of our revenue through domain name registration subscriptions and related value-added services. We also generate revenue from advertising on, and from the sale of, domain names that are registered to our customers or ourselves. Our business model is characterized by non-refundable, up-front payments, which lead to recurring revenue and positive operating cash flow. We had revenue of $185.2 million, adjusted earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA") of $8.0 million and a net loss of $10.7 million for the year ended December 31, 2013. We had revenue of $44.6 million, Adjusted EBITDA loss of $2.3 million and a net loss of $3.9 million for the three months ended March 31, 2014. See "Selected Historical Combined Financial Data" for a reconciliation of Adjusted EBITDA to the closest comparable measure calculated in accordance with generally accepted accounting principles ("GAAP").

Industry Overview

        The starting point for any online presence is a web address, or domain name. This address is the digital destination for a business or consumer to connect with its intended audience online. As Internet usage has grown, more businesses and consumers are registering and renewing unique domain names. These customers are served by four distinct industry segments, as discussed more fully below, that cover the entire life cycle of a domain name: Domain Name Registries, Domain Name Registrars, Premium Domain Name Service Providers and Domain Name Technology Service Providers.

Internet Usage and Domain Name Services Industry Growth

        People around the world rely upon the Internet in nearly all aspects of their lives, from education to news to entertainment to commerce. The vast online audience and the utility afforded by the Internet means that finding and establishing a relevant online presence is more important than ever. In order to establish an online presence, a business or consumer must first find and register a domain name, such as "Rightside.co".

        As of December 31, 2013, more than 270 million total domain names were registered worldwide, of which approximately 125 million end in either .Com or .Net gTLD suffixes. For the quarter ended December 31, 2013, the total number of registered domain names increased by 7% over the same period in the prior year, while .Com and .Net renewal rates averaged approximately 70%. During 2013, we estimate that more than 80 million new domain name registrations occurred. Market research suggests there is significant growth potential remaining in domain name registrations, even in developed markets like the United States where there is a high penetration rate of broadband access and many businesses have been online for well over a decade. For example, according to the report issued by Wakefield Research in April 2013, 45% of small businesses in the United States still do not have a website for their business. In addition, many regions of the world lag significantly behind in the availability and adoption of the Internet, making the international marketplace a large potential opportunity for domain name registrations as consumers and businesses establish an online presence.

        It has become increasingly difficult for consumers and businesses to find a domain name that accurately reflects their brand and identity. Recognizing this, ICANN unveiled a plan to greatly expand the Internet namespace with the New gTLD Program, designed to increase choice and innovation in the domain name services industry. This is a significant opportunity for new growth from businesses and consumers who desire a relevant domain name that best represents their online endeavors.

New gTLD Opportunity

        In 2011, ICANN unveiled the New gTLD Program to significantly expand the universe of gTLDs that are available for businesses and consumers to register as part of a domain name. With the launch of the first new gTLDs in the fourth quarter of 2013, businesses and consumers began to register new domain names ending in gTLDs such as .Menu, .Guru and .Photography. To date, over 200 gTLDs have been launched and more than 940,000 domain names have been registered under the New gTLD Program. Of those domain names registered, over 60% operate on Rightside's registry platform. In addition, our registrar platform offers more than 170 of the new gTLDs launched in the market to date, and expects to enter into additional agreements with registry operators as more gTLDs are launched. The expanded namespace provides a number of benefits to both the domain name registrant and its target audience. First, the emergence of more descriptive suffixes, such as ..Engineer or .Dance, create a more natural categorization scheme that makes it easier for websites to convey their topic area or purpose and better connect with their intended audience. Second, as the inventory of high quality domain names dramatically increases, registrants should find it easier to register an available domain name best suited to their needs. Third, the introduction of Internationalized Domain Names ("IDNs") will enable registrants to register domain names in other languages, including Chinese, Korean, Arabic and Russian, and their audiences will finally be able to navigate to these sites using their native languages. Lastly, the expanded namespace can usher in a new wave of creativity as new business models are developed that capitalize on the capabilities presented by new gTLDs for enhanced online identity and navigation.

Domain Name Services Industry Segments

        Four distinct industry segments serve the needs of domain name customers (i.e., resellers and domain name registrants). Many industry participants operate primarily within just one of these segments while Rightside operates across all four segments. The four primary domain name services industry segments are:

  •
  Domain Name Registries—maintain the system of record for the registration of domain names associated with a given Top Level Domain ("TLD") (such as .Com, .Org, or .De), set wholesale pricing and establish key policies for the eligibility for registering a domain name for the applicable TLD. Examples of existing registries include United TLD Holdco Ltd., t/a Rightside Registry ("Rightside Registry"), the registry for our new gTLDs, and VeriSign, the registry for .Com, .Net, and .Name.

  •
  Domain Name Registrars—register domain names on behalf of customers with the relevant registry. Registrars set wholesale and retail prices and maintain the ongoing business relationships with resellers and registrants, but pay fees to the relevant registry, as well as to ICANN for the TLDs administered by ICANN, for each domain name registered. Examples of domain name registrars include Rightside's eNom and Name.com, as well as GoDaddy.

  •
  Premium Domain Name Service Providers—specialize in the sale or ongoing monetization of higher-value domain names through auctions, domain name brokerage networks and advertising services. Companies with extensive premium domain name services businesses include NameJet, LLC ("NameJet"), a joint venture between Rightside and Web.com, as well as Google and Sedo.

  •
  Domain Name Technology Service Providers—provide specialized solutions to registrars and registries that enable them to deliver the complex and high-availability services required to satisfy the requirements of registrants, ICANN and the ecosystem of industry participants. Examples of such service providers include Rightside and Neustar.

Our Services

        We offer a comprehensive suite of services that enable the discovery, registration, usage, development, and monetization of domain names. The combination of our registrar, registry and aftermarket services positions us as one of the largest end-to-end domain name services providers in the world.

Registrar Services—Wholesale

        Through eNom, the world's largest wholesale domain name registrar, we offer domain name registration services and value-added services to our network of more than 20,000 active reseller partners and have more than 13.5 million domain names under management. These highly specialized products and services include: reseller integration tools, domain name registrations in a variety of TLD extensions, value-added services, configuration and management tools, reporting tools, payment processing/merchant services, Domain Name System ("DNS") services, superior customer support and 24x7x365 availability.

Registrar Services—Retail

        Our flagship retail registrar brand, Name.com, provides registration services directly to consumers and businesses around the world and is widely recognized for its outstanding customer support. Our retail registrar brands have more than 2.5 million domain names under management and more than 250,000 customers. The services that are provided on a monthly or annual subscription basis by our retail registrars include domain name registration and related value-added services.

Registry Services

        We aim to become one of the largest registry operators. Under ICANN's New gTLD Program, we have secured an interest in registry operator agreements or active applications for approximately 100 new gTLDs. To date, we have 29 registry operator agreements with ICANN for the following gTLDs:

.Actor*	.Airforce	.Army
.Attorney	.Consulting*	.Dance*
.Degree	.Democrat*	.Dentist
.Engineer	.Futbol*	.Gives
.Haus*	.Immobilien*	.Kaufen*
.Lawyer	.Market	.Moda*
.Mortgage	.Navy	.Ninja*
.Pub*	.Rehab	.Republican
.Reviews*	.Rocks*	.Social*
.Software	.Vet

*
Launched into the marketplace

        All of the gTLDs for which we have registry operator agreements have been delegated to us and inserted into the authoritative database for the Internet, known as the "Root Zone," and 14 of these gTLDs have been launched into the marketplace. In addition, we have seven active applications for new gTLDs that were made directly by our subsidiary, Rightside Registry, and interests in another 61 active applications or registry operator agreements through our strategic collaboration agreement with a third party, Donuts Inc. ("Donuts"). We have also entered into an agreement to provide registry back-end infrastructure services to Donuts. For the year ended December 31, 2013 and the three months ended March 31, 2014, we incurred approximately $8.4 million and $2.3 million, respectively, of operating expenses in connection with the new gTLD initiative.

Aftermarket and Other Services

        We have developed several proprietary service offerings designed for marketplace participants to buy, sell and monetize high-value domain names. NameJet, our joint venture with Web.com, offers auction services for registrars in connection with expiring domain names and for registries in connection with the launch phases of their TLDs. Our domain name brokerage service utilizes proprietary techniques to identify, acquire and sell high-value domain names on the open market. We also provide advertising services for domain name owners who wish to monetize traffic to their domain names.

 Our Strategy

        Our business strategy is to provide the most comprehensive platform for the discovery, registration, usage, development, and monetization of domain names in the industry.

        Key elements of our strategy include:

        Offer the broadest selection of TLDs.    Our registrars offer one of the largest selections of TLDs, including more than 100 gTLD and country code TLD ("ccTLD") extensions offered prior to the launch of the New gTLD Program. With the launch of the New gTLD Program, our registrar business has entered into over 45 agreements with registry operators to distribute more than 170 new gTLDs to date and expects to continue entering into additional agreements with registry operators as more gTLDs are launched, securing our access to a supply of one of the largest gTLD portfolios offered to resellers and registrants. In addition, through our subsidiary, Rightside Registry, we expect to exclusively distribute one of the largest portfolios of new gTLDs as a result of our participation in ICANN's New gTLD Program.

        Expand our large and diverse distribution network.    As a registrar with both wholesale and retail distribution, we reach a large number of businesses and consumers across many geographies and industries. We intend to continue to expand our broad wholesale network of active resellers that targets consumers and small and medium-sized businesses, and our retail network that directly serves consumers and businesses. Through Rightside Registry, we are further expanding our distribution network to include third-party ICANN-accredited registrars to distribute domain names associated with our new gTLDs.

        Offer extensive aftermarket services for high-value domain names.    We provide a suite of services that make it easy for registrants to buy, sell and monetize high-value domain names that command a higher price due to one or more features such as strong branding potential or incorporation of high-value generic terms. These services include auction, domain name brokerage and advertising services. In addition, our proprietary technology allows us to identify high-value domain names associated with our gTLD initiative, which can then be offered for sale at premium prices, auctioned to the highest bidder, or held in reserve until such names are made available in the future.

        Develop additional value-added related services focused on customer needs.    We offer value-added services that complement the registration of a domain name and enable customers to easily and securely establish and maintain an online presence. These related products and services include domain privacy protection, website builder tools, website hosting services, email hosting, and various Internet security services. We also recently introduced a new service to help consumers and businesses create and deploy a web presence perfectly matched to their new gTLD domain name.

        Provide world-class technology solutions.    We provide our services via a robust technology platform that delivers the capabilities our customers need, packaged in a way that reduces complexity. These high-availability systems process over two billion domain name system queries per day while meeting the exacting standards of a partner base that includes some of the world's most technologically sophisticated Internet companies.

        Expand into new and growing geographic markets.    We believe there are significant opportunities in providing domain name services outside of the United States and we intend to expand our distribution to access these growth markets. Further, we plan to market and sell new services to these markets, such as IDNs and new foreign language gTLDs that are native and highly relevant to the online communities of some of the largest and fastest growing economies in the world. For example, our owned and operated gTLDs include .Immobilien, which means "real estate" or "property" in German, and which we believe will bring together German-speaking real estate brokers, mortgage lenders, insurance firms, and individuals online, and .Moda, which means "fashion" in multiple languages, including Spanish, Italian and Portuguese, providing an online presence for individuals and organizations with an affinity for fashion and style.

Our Competitive Strengths

        We believe the following are our key competitive strengths:

        Large and diverse distribution network.    We are the world's largest wholesale registrar and the second largest registrar overall. As of March 31, 2014, we had more than 16 million domain names under management, including over 2.5 million domain names registered through our retail outlets. Through our leading wholesale and retail distribution channels, eNom and Name.com, we provide domain name registration and other related services to a large audience of businesses and consumers. eNom is the world's largest ICANN-accredited wholesale registrar of domain names, providing domain name registration and related value-added services through a network of more than 20,000 active resellers. Name.com and our other retail registrar brands serve more than 250,000 customers and focus on individuals and small business customers. Our large and diverse distribution network also provides us with built-in access to a large customer base where we can promote our emerging portfolio of exclusively operated new gTLDs.

        Broad portfolio of exclusive gTLDs.    Given our investment and demonstrated progress in the New gTLD Program to date, we believe that we will become the exclusive registry operator of one of the largest portfolios of gTLDs delegated by ICANN. As a registry operator, we will benefit from being the sole supplier of particular gTLDs because we will control the pricing, branding, and availability of such gTLDs. Further, Rightside Registry's portfolio of new gTLDs provides us with exclusive products to market and sell through our large distribution network.

        Leading proprietary technology offering.    Our registrar service offering gives resellers the choice of integrating through a highly customizable Application Programming Interface ("API") or a turnkey white-label solution. Our API-based solution includes a selection of over 300 commands and integrates with third-party merchant account and billing tools, hosting and email tools as well as other value-added services. Our turnkey reseller solution allows a reseller to quickly and easily integrate our suite of products into its own website.

        Long operating history and industry expertise.    Through our eNom subsidiary, we have been a leader in the domain name services industry for many years, operating since 1997. In that time we have established a brand widely associated with deep technological expertise and active participation in key industry forums. Our executive team has extensive experience in the industry, spanning many of the largest and most successful registries, registrars, premium domain name service companies and hosting companies. Furthermore, not only are we an active participant and long-time contributor within ICANN's multi-stakeholder environment, but we also helped shape key policies underpinning the New gTLD Program.

        Comprehensive domain name services platform.    Our vertically integrated platform enables us to provide services at every stage of the domain name life cycle, and to each of the key constituents in the domain name services industry: registries, registrars, resellers, and domain name registrants. Through a large network of distributors and an expansive supply of TLDs, we enable consumers and businesses to find and register the best available web address to support their online endeavors. Our robust technology platform and managed services are designed to enable registry and registrar partners to seamlessly incorporate our offerings into their websites to power and/or complement their own products and services. Finally, our aftermarket services offering provides capabilities that make it easy for registrants to buy, sell and monetize domain names in the secondary market.

 Risks Associated with Our Business

        Our business is subject to numerous risks and uncertainties, as discussed more fully in the section entitled "Risk Factors," which you should read in its entirety. These risks include, but are not limited to, the following:

  •
  our success in acquiring and operating new gTLDs;

  •
  any delay or limitation in the introduction of new gTLDs;

  •
  the intense competition within the domain name services industry;

  •
  any changes by ICANN to the rules governing domain name registries and registrars;

  •
  the difficulty in predicting the level of consumer demand for new gTLDs;

  •
  our reliance on key customers and strategic relationships for the success of our business;

  •
  the effect of the spin-off on our business relationships, operating results and business generally;

  •
  tax and other legal compliance risks, the violation of which may adversely affect our business and operations;

  •
  lack of operating history as a stand-alone public company; and

  •
  risks associated with our capital structure, liquidity and access to capital.

Relationship with Demand Media

        We were incorporated on July 11, 2013, as a direct, wholly owned subsidiary of Demand Media, an NYSE listed company that is a diversified Internet media and domain name services company. Demand Media currently owns all of the outstanding shares of our capital stock. We have only one class of common stock issued and outstanding, and no preferred stock is outstanding. After giving effect to the spin-off, we will be an independent, publicly traded company. For more information on our relationship with Demand Media, see "Certain Relationships and Related Party Transactions."

        Immediately before our spin-off from Demand Media, we will enter into the Distribution Agreement, the form of which is filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement forms a part, and several other agreements with Demand Media and its subsidiaries related to the spin-off. These agreements will govern the relationship between Demand Media and us after the completion of the spin-off.

        Rightside and Demand Media currently provide each other with certain support functions, including legal, information technology, financial systems, and human resources services. In addition, Demand Media provides us with accounting and equity administration services, and we provide Demand Media with tax services. Such services will continue to be provided on an interim basis after the separation pursuant to the terms of the Transition Services Agreement, which is filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement forms a part. For a description of the Transition Services Agreement and other agreements we have entered into or intend to enter into with Demand Media in connection with the separation, see "Certain Relationships and Related Party Transactions—Agreements between Demand Media and Rightside Relating to the Separation."

Corporate Information

        We were incorporated in the State of Delaware on July 11, 2013 and are a direct, wholly owned subsidiary of Demand Media. After giving effect to the spin-off, we will be an independent, publicly traded company. Our principal executive office is located at 5808 Lake Washington Blvd. NE, Suite 300, Kirkland, WA 98033, and our telephone number is (425) 298-2500. Our website is

www.rightside.co. Information contained on, or connected to, our website or Demand Media's website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

Emerging Growth Company

        We are an "Emerging Growth Company," as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). For as long as we continue to be an "Emerging Growth Company," we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "Emerging Growth Companies." These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

        In addition, Section 107 of the JOBS Act provides that an "Emerging Growth Company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards. In other words, an "Emerging Growth Company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We will not take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies. Our election not to take advantage of the extended transition period is irrevocable.

        We could remain an "Emerging Growth Company" for up to five years although circumstances could cause us to lose that status earlier. We will remain an "Emerging Growth Company" until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceed $1.0 billion (subject to adjustment for inflation); (ii) the last day of the fiscal year in which we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which would occur if the market value of our common stock held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

 SUMMARY OF THE SPIN-OFF

        The following is a summary of the terms of the spin-off. See "The Spin-Off" for a more detailed description of the matters described below.

Distributing company	Demand Media, Inc., a Delaware corporation. After the distribution, Demand Media will not own any shares of Rightside and will continue to own and operate its content and media business.
Distributed company

Rightside Group, Ltd., a Delaware corporation and currently a direct, wholly owned subsidiary of Demand Media. After the distribution, Rightside will be an independent, publicly traded company and will own and operate, directly or through its subsidiaries, the world's largest wholesale registrar and the second largest registrar overall.

Primary purposes of the spin-off

The Demand Media board of directors believes that separating Rightside from Demand Media will (i) provide Rightside direct and more efficient access to debt and equity capital markets, allowing for possible future stock issuances as a result of creating Rightside's independent, publicly traded stock; (ii) allow Demand Media and Rightside to use equity that relates to the Demand Media business and Rightside's business, respectively, to undertake desired acquisitions; (iii) allow Demand Media and Rightside to design and implement corporate strategies and initiatives based on each company's specific business characteristics; (iv) enhance Rightside's ability to attract, retain, and properly incentivize key employees with Rightside equity-based compensation; and (v) facilitate focused management of each of Rightside and Demand Media.

Record date	The record date for the distribution is p.m., New York City time, on .
Distribution ratio

Each holder of Demand Media common stock as of the record date will receive a distribution of one share of our common stock for every            shares of Demand Media common stock held on the record date. We expect approximately            million shares of our common stock will be distributed in the spin-off based on the number of shares of Demand Media common stock we expect to be outstanding on the record date.

Securities to be distributed

All of the shares of Rightside common stock are currently owned by Demand Media. The shares of our common stock to be distributed in the spin-off will constitute all of the outstanding shares of our common stock immediately after the distribution. Demand Media stockholders will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or exchange shares of Demand Media common stock in order to receive our common stock, or to take any other action in connection with the distribution.

Fractional shares

Fractional shares of our common stock will not be distributed. Fractional shares of our common stock that would otherwise be distributed to Demand Media stockholders will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of these sales will be distributed ratably as cash payments to the stockholders who would otherwise have received fractional interests. These cash payments generally will be taxable to those stockholders.

Treatment of stock-based awards

In connection with the distribution, we currently expect that, subject to approval by the Demand Media board of directors, Demand Media's equity-based compensation awards will generally be treated as follows:

•

Stock Options.    We expect that if the Demand Media stockholders approve the Demand Media Option Adjustment then, immediately prior to the distribution, each then-outstanding Demand Media stock option that has an exercise price greater than 120% of Demand Media's common stock on the last trading day prior to the distribution will be adjusted by (i) reducing the per share exercise price of the Demand Media stock option to approximately 120% of the price of Demand Media's common stock on the last trading day prior to the distribution and (ii) making a corresponding reduction in the number of shares of common stock subject to the stock option, so that the value of the Demand Media option will be approximately equal before and after this adjustment is implemented. Immediately prior to the distribution (but following the Demand Media Option Adjustment, if approved), each Demand Media stock option that (i) is vested, or (ii) is unvested and held by an individual who will continue to be employed or engaged by Demand Media or its affiliates following the distribution, in each case, will be split into two options that include a Demand Media stock option and a Rightside stock option. Following the distribution, the combined value of the resulting Demand Media and Rightside stock options should approximately equal the value as of immediately prior to the distribution of the underlying Demand Media stock option. Each unvested Demand Media stock option held by an individual who will be employed or engaged by Rightside or its affiliates following the distribution will be converted solely into a Rightside stock option with a value approximately equal to the value of the underlying Demand Media stock option. If the Demand Media Option Adjustment is approved by Demand Media's stockholders, then Demand Media's board of directors currently intends to accelerate all unvested Demand Media stock options immediately prior to the distribution.

•

Restricted Stock Units.    Each Demand Media RSU award that is (i) held by an individual who will continue to be employed or engaged by Demand Media or its affiliates following the distribution and (ii) was granted by Demand Media prior to March 1, 2014, will remain outstanding. In addition, the holder of such Demand Media RSU award will receive a Rightside RSU award covering a number of shares equal to the number of Rightside shares to which the Demand Media shares subject to the underlying Demand Media RSU award would have entitled its holder had such Demand Media shares been outstanding at the time of the distribution. Each Demand Media RSU award that is (i) held by an individual who will continue to be employed or engaged by Demand Media or its affiliates following the distribution and (ii) was granted by Demand Media on or after March 1, 2014, will be adjusted to cover a greater number of Demand Media shares such that the pre-distribution value of the Demand Media RSU award is approximately preserved. Each Demand Media RSU award held by an individual who will be employed or engaged by Rightside or its affiliates following the distribution will be converted into a Rightside RSU award covering a number of Rightside shares sufficient to preserve the value of the underlying Demand Media RSU award immediately prior to the distribution.

•

General Terms.    Post-distribution equity awards resulting from adjustment of underlying Demand Media equity awards will generally be subject to the same vesting, expiration and other terms and conditions as applied to the underlying Demand Media awards immediately prior to the distribution.

For additional information, see "The Spin-Off—Treatment of Demand Media Stock Options" and "The Spin-Off—Treatment of Demand Media RSUs."
Distribution date	The distribution date is .
The spin-off

On the distribution date, Demand Media will release all of the shares of Rightside common stock to the transfer agent to distribute to Demand Media stockholders as of the record date. The distribution of shares will be made in book-entry form. It is expected that it will take the transfer agent up to ten days to electronically issue shares of Rightside common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. However, your ability to trade the shares of our common stock received in the distribution will not be affected during this time. You will not be required to make any payment, surrender or exchange your shares of Demand Media common stock or take any other action to receive your shares of Rightside common stock.

Trading market and symbol

There is not currently a public market for our common stock. We have applied to list our common stock on Nasdaq under the ticker symbol "NAME." We anticipate that, shortly prior to the record date for the distribution, trading of our common stock will begin on a "when-issued" basis and will continue up to and including the distribution date. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular-way trading will begin. See "The Spin-Off—Manner of Effecting the Spin-Off."

Dividend policy

Holders of shares of Rightside common stock are entitled to receive dividends when, or if, declared by Rightside's board of directors out of funds legally available for that purpose. We currently do not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

Tax consequences to Demand Media stockholders

Demand Media stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the distribution, except to the extent a Demand Media stockholder receives cash in lieu of fractional shares of our common stock. See "The Spin-Off—Material U.S. Federal Income Tax Consequences" for a more detailed description of the U.S. federal income tax consequences of the distribution.

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that stockholder, including any U.S., state, local or foreign income tax consequences of the distribution.

Relationship with Demand Media after the spin-off

Following the distribution, we will be a public company and Demand Media will have no continuing stock ownership interest in us. We will enter into the Distribution Agreement and other agreements with Demand Media related to the spin-off. These agreements will govern the relationship between Demand Media and us after the completion of the distribution. The Distribution Agreement will set forth our agreement with Demand Media regarding the principal transactions necessary to separate us from Demand Media, as well as other agreements that govern certain aspects of our relationship with Demand Media after the completion of the spin-off. We will enter into the Transition Services Agreement with Demand Media pursuant to which Demand Media will continue to provide to us, and we will continue to provide to Demand Media, certain services on an interim basis following the distribution. Further, we will enter into the Tax Matters Agreement with Demand Media that will govern the respective rights, responsibilities and obligations of Demand Media and us after the spin-off with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of tax audits and other tax proceedings and assistance and cooperation in respect of tax matters. We will also enter into the Employee Matters Agreement that will set forth our agreements with Demand Media concerning certain employee compensation and benefit matters, and the Intellectual Property Assignment and License Agreement that will set forth our agreements with Demand Media regarding certain intellectual property used by Demand Media and us in our respective operations. We describe these arrangements in greater detail under "Certain Relationships and Related Party Transactions—Agreements between Demand Media and Rightside Relating to the Separation" and describe some of the risks of these arrangements under "Risk Factors—Risks Relating to the Spin-Off."

Certain restrictions

In general, under the Tax Matters Agreement we will enter into with Demand Media, we and Demand Media may not take any action that would jeopardize the favorable tax treatment of the distribution. In addition, we and Demand Media may not, during a two-year period following the distribution, enter into any transaction or series of transactions as a result of which any person or group of persons would acquire or have the right to acquire from us or Demand Media, as applicable, or holders of our stock or the stock of Demand Media, amounts of our stock or the stock of Demand Media greater than certain threshold amounts, or issue our stock or the stock of Demand Media in an offering in amounts greater than certain threshold amounts, unless we or Demand Media have obtained an IRS ruling or an unqualified opinion of tax counsel to the effect that such action will not affect the tax-free nature of the distribution.

Transfer Agent and Registrar	American Stock Transfer & Trust Company, LLC will be the transfer agent and registrar for the shares of our common stock.
Risk factors	You should carefully consider the matters discussed under the section entitled "Risk Factors" in this Information Statement.

 SUMMARY COMBINED FINANCIAL AND OTHER DATA

        The following tables present our summary combined financial and other data. The summary combined financial data as of March 31, 2014, and for the three months ended March 31, 2014 and 2013 was derived from our unaudited condensed combined financial statements included elsewhere in this Information Statement. The summary combined financial data as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011 was derived from our audited combined financial statements included elsewhere in this Information Statement. The summary combined financial data as of December 31, 2011 and the summary combined statements of operations data for the year ended December 31, 2010 was derived from our audited combined financial statements not included elsewhere in this Information Statement. The summary combined statements of operations data for the year ended December 31, 2009 was derived from our unaudited combined financial statements not included elsewhere in this Information Statement. The unaudited combined financial statements were prepared on a basis consistent with our audited combined financial statements, and include, in the opinion of management, all adjustments necessary, which include normal recurring adjustments, for the fair statement of the financial information contained in those statements. Our historical combined financial statements include allocations of certain expenses from Demand Media, including expenses related to senior management, legal, human resources, finance, information technology, and centrally managed employee benefit arrangements. We consider the allocations of expenses from Demand Media to be reasonable. These costs may not be representative of the future costs we will incur as an independent public company, and do not include certain additional costs we may incur as an independent public company. The financial statements included in this Information Statement may not necessarily reflect our financial position, results of operations, and cash flows as if we had operated as a standalone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

	Three months ended March 31,			Year ended December 31,
	2014		2013	2013	2012(1)	2011	2010	2009
	(in thousands)
Combined Statements of Operations Data:
Domain Name Services		$37,534	$33,470	$141,558	$126,854	$112,645	$96,092	$86,591
Aftermarket and other		7,018	12,427	43,634	46,114	47,830	43,336	42,036

Total revenue		44,552	45,897	185,192	172,968	160,475	139,428	128,627
Operating expenses
Service costs (exclusive of amortization of intangible assets shown separately below)		38,266	35,636	145,328	127,451	111,273	99,908	89,954
Sales and marketing		2,770	2,503	10,312	8,822	6,177	6,020	4,795
Product development		3,384	2,563	11,878	9,656	9,226	6,143	6,311
General and administrative		6,690	5,509	25,605	19,853	17,971	11,501	8,282
Amortization of intangible assets		1,691	2,025	7,890	8,273	9,433	11,171	14,069

Total operating expenses		53,301	48,236	201,013	174,055	154,080	134,743	123,411

Income (loss) from operations		(8,749)	(2,339)	(15,821)	(1,087)	6,395	4,685	5,216
Gain on other assets, net		4,860	—	4,232	—	—	—	—
Other income (expense), net		1,332	1	(58)	(64)	(20)	36	(1)

Income (loss) before income taxes		(2,557)	(2,338)	(11,647)	(1,151)	6,375	4,721	5,215
Income tax benefit (expense)		(1,364)	604	944	162	(2,557)	(2,004)	(2,317)

Net income (loss)		$(3,921)	$(1,734)	$(10,703)	$(989)	$3,818	$2,717	$2,898

Pro forma earnings (loss) per common share—basic and diluted(2)	$

Pro forma weighted average common shares outstanding—basic and diluted(2)

(1)
Rightside Group, Ltd. completed one business acquisition during the year ended December 31, 2012. Refer to Note 14 of the combined financial statements.

(2)
Pro forma weighted average common shares outstanding reflect the number of shares of Rightside common stock that will be outstanding immediately following the distribution, assuming a distribution ratio of one share of Rightside common stock for every            shares of Demand Media common stock. Pro forma earnings (loss) per common share is calculated by dividing net income (loss) by the pro forma weighted average common shares outstanding for the applicable period.

		As of December 31,
	As of March 31, 2014
		2013	2012	2011
	(in thousands)
Combined Balance Sheet Data:
Cash and cash equivalents	$78,496	$66,833	$40,593	$10,985
Total assets	$338,935	$321,521	$278,099	$199,628

	Three months ended March 31, 2014	Year ended December 31,
		2013	2012	2011
	(in thousands)
Combined Cash Flow Data:
Cash flow provided by (used in) operations	$(2,064)	$7,966	$21,132	$32,214

        The following table sets forth additional key business metrics for the periods presented(1):

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Domain Name Services
End of period domains (in millions)	15.2	13.9	14.8	13.6	12.3	10.6	9.0
Average revenue per domain	$10.00	$9.76	$9.98	$9.81	$9.85	$9.84	$9.89

(1)
Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of the key business metrics.

        To provide investors and others with additional information regarding our financial results, we have disclosed in the table below our adjusted earnings before interest, income taxes, depreciation and amortization, or Adjusted EBITDA, which is a non-GAAP financial measure. We have provided a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, GAAP net income (loss). Our non-GAAP Adjusted EBITDA financial measure differs from GAAP net income (loss) in that it excludes certain expenses such as taxes, gain on sale of marketable securities, gain on other assets, net, depreciation and amortization, stock-based compensation, as well as the financial impact of acquisition costs. Acquisition costs include legal, accounting and other professional fees directly attributable to acquisition activity. Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplement. Our combined financial statements and the notes to those statements included elsewhere are prepared in accordance with GAAP.

        Adjusted EBITDA is one of the primary financial measures used by our management and board of directors to understand and evaluate our financial performance and operating trends, including period to period comparisons, to prepare and approve our annual budget and to develop short and long term operational plans. The exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period to period comparisons of our business' underlying recurring revenue and operating costs which is focused more closely on the current costs necessary to utilize previously acquired long-lived assets. In addition, we believe that it can be useful to exclude certain non-cash charges because the amount of such expenses is the result of long-term investment decisions in previous periods rather than day-to-day operating decisions.

        Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

        The following table presents a reconciliation of Adjusted EBITDA for each of the periods presented:

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013	2012	2011
	(in thousands)
Non-GAAP Financial Measures:
Net income (loss)	$(3,921)	$(1,734)	$(10,703)	$(989)	$3,818
Add (deduct):
Income tax expense (benefit)	1,364	(604)	(944)	(162)	2,557
Gain on sale of marketable securities(1)	(1,362)	—	—	—	—
Gain on other assets, net(2)	(4,860)	—	(4,232)	—	—
Depreciation and amortization(3)	4,226	3,617	14,382	13,494	15,250
Stock-based compensation(4)	1,984	2,330	9,463	10,112	9,738
Acquisition and realignment costs(5)	294	31	31	295	—

Adjusted EBITDA	$(2,275)	$3,640	$7,997	$22,750	$31,363

(1)
Represents the gain on sale of marketable securities included in other income (expense), net.

(2)
Net gains on withdrawals of interest in gTLD applications included in gain on other assets, net.

(3)
Represents depreciation expense of our long-lived tangible assets and amortization expense of our finite-lived intangible assets.

(4)
Represents the fair value of stock-based awards included in our GAAP results of operations.

(5)
Acquisition and realignment costs include such items, when applicable, as (a) legal, accounting and other professional fees directly attributable to acquisition activity and (b) employee severance and other payments attributable to acquisition or corporate realignment activities.

 RISK FACTORS

        You should carefully consider the risks described below, together with all of the other information included in this Information Statement, in evaluating the Company and our common stock. If any of the risks described below actually occurs, our business, financial results, financial condition and stock price could be materially adversely affected.

 Risks Relating to Our Businesses

We have applied to become a registry operator for new gTLDs pursuant to ICANN's application submission and approval process. We may not be successful in acquiring the right to operate some of the new gTLDs for which we have applied, and therefore may not be able to grow our business as rapidly as we have planned and may lose some of our investments made in connection with the New gTLD Program.

        We have applied through ICANN's New gTLD Program to operate registries for a number of new gTLDs on a stand-alone basis. We have also acquired rights to certain gTLDs and intend to acquire rights in additional gTLDs, including based on our strategic relationship with Donuts, a third-party new gTLD applicant. We invested $0.4 million in gTLD applications during the three months ended March 31, 2014 and since 2012, we have made total capital investments of $22.6 million for certain gTLD applications under the New gTLD Program. We may choose to invest significant additional funds in this complex process.

        We are in competition with other third-party applicants for many of the new gTLDs for which we have applied or in which we have rights through our agreement with Donuts. There are multiple steps in the ICANN approval process. When more than one party applies for a gTLD, the parties are typically required to enter into negotiations or participate in an auction to win the registry rights. We may be outbid or otherwise unsuccessful in acquiring gTLDs in these negotiations or auctions. We could also face lawsuits or other opposition to our gTLD applications or any award of gTLD operator rights.

        If we are unsuccessful in being delegated an adequate number of new gTLDs, we may have a lower than expected return on our investment, and our future growth, financial condition and results of operations would be adversely affected.

ICANN's New gTLD Program may be modified, limited or delayed in unforeseen ways that could adversely affect our business.

        The launch of the New gTLD Program has been and continues to be subject to numerous and substantial delays, and may be subject to additional delays. ICANN is subject to many influences, both internally and externally, including existing registries, new gTLD applicants, registrars, national governments, law enforcement agencies and trade associations. ICANN may be exposed to potential legal challenges from new gTLD applicants as well as entities opposed to the introduction of new gTLDs, which could cause delays in the process. In addition, the introduction of a large number of new gTLDs poses technical challenges for ICANN, and opposition to new gTLDs could build if ICANN mismanages these technical challenges. Any delays in the New gTLD Program may impact the timing of revenue associated with our gTLD registry initiative, and therefore adversely affect our margins and results of operations.

As a new gTLD registry, we are subject to ICANN's registry operator agreement and governing policies, which may change to our detriment.

        We are required to enter into a registry operator agreement with ICANN (each, a "New gTLD Registry Agreement") for each new gTLD registry that we operate. To date, we have 29 New gTLD

Registry Agreements. All of the gTLDs for which we have New gTLD Registry Agreements have been delegated to us and inserted into the Root Zone.

        We face risks arising from our New gTLD Registry Agreements with ICANN, including the following:

  •
  ICANN could adopt or promote policies, procedures or programs that in each case are inconsistent with our current or future plans, or that affect our competitive position. For example, each of the New gTLD Registry Agreements contains guidelines for the operation of vertically integrated enterprises operating both a registrar and a registry. If ICANN were to materially change those guidelines or prohibit such vertical integration, such a change would have a material adverse effect on our future growth, business and results of operations;

  •
  under certain circumstances, ICANN could terminate one or more of our New gTLD Registry Agreements; and

  •
  ICANN has the right to increase the fees due from the registry operator under the New gTLD Registry Agreement. The increase in these fees with respect to any gTLDs for which we act as the registry either must be included in the prices we charge to registrars or absorbed by us. If we absorb such cost increases or if increased prices to registrars act as a deterrent to registration, we may find that our profits are adversely impacted by these increased fees.

We have limited experience operating a gTLD registry and providing back-end infrastructure services to new or existing registries. If we are unsuccessful in operating a gTLD registry or providing back-end infrastructure services, our business, future growth, financial condition and results of operations would be adversely affected.

        In addition to pursuing the right to operate our own gTLD registries, a subsidiary of ours has been selected to provide technical back-end infrastructure services for new gTLD operator rights acquired by Donuts (collectively, our "gTLD Initiative"). We have limited experience as an operator of domain name registries for gTLD strings and limited experience providing technical back-end infrastructure services to registries. We may not be successful in implementing the businesses associated with our gTLD Initiative. If we are unsuccessful in implementing our gTLD Initiative, we may lose some of our current and future investment in our gTLD Initiative and the return on investment in our gTLD Initiative may not meet our current expectations justifying such investment. The loss of some of our investment or lower than expected return on investment in our gTLD Initiative could adversely affect our future growth, financial condition and results of operations.

We face significant competition to our registry services business and we may not be able to develop or maintain significant market share.

        Prior to the launch of the New gTLD Program, there were over 20 gTLD registries and over 290 ccTLD registries. We face competition in the domain name services registry space from other established and more experienced operators in these service offerings, including other gTLD and ccTLD registries, as well as new entrants into the domain name services industry, some of which have greater financial, marketing and other resources. In particular, we face direct competition with other new gTLD registries offering gTLDs in similar verticals to our offerings. For example, we may offer the ability to register .Dentist domain names, while a competitor may offer the ability to register .Dental domain names.

        Other registries with more experience or with greater resources than us may launch marketing campaigns for new or existing TLDs, which result in registrars or their resellers giving other TLDs greater prominence on their websites, advertising or marketing materials. In addition, such registries could offer aggressive price discounts on the gTLDs they offer or bundle gTLDs as a loss leader with other services. If we are unable to match or beat such marketing and pricing initiatives, or are otherwise unable to successfully compete with other registries, we may not be able to develop, maintain and grow significant market share for our new gTLD offerings, and our business, financial condition and results of operation would be adversely affected.

A significant portion of our future revenue is expected to be derived from our registry services business. If we are unsuccessful in marketing and selling our gTLDs or there is insufficient consumer demand for our gTLDs, our future business and results of operations would be materially adversely affected.

        Our registry services business, which will derive most of its revenue from registration fees for domain names, is expected to generate a significant portion of our revenue in the future. The new gTLDs we have started to offer to the market are primarily untested and it is unclear what the ultimate market size or demand is or will be for these new offerings. There can be no guarantees that consumers will demand or accept new gTLDs in general or our new gTLDs in particular.

Our registry services business is substantially dependent upon third-parties to market and distribute our gTLDs and we would be adversely affected if these relationships are terminated or diminished.

        A large portion of our gTLD sales are made through third-party channels, including resellers currently on our platform and third-party registrars. Our distribution partners also offer our competitors' gTLDs. The extent to which our third-party distribution partners sell our gTLDs is partly a function of pricing, terms and special marketing promotions offered by us and our competitors. Our agreements with our third-party distribution partners are generally nonexclusive and may be terminated by them or by us without cause. Our business would be adversely affected if such distribution partners chose not to offer our gTLDs in the future or chose to sell or offer greater amounts of competitive gTLDs relative to the amount of our gTLDs they sell or offer.

If our registrar customers do not renew their domain name registrations or if they transfer their existing registrations to our competitors and we fail to replace their business, our business would be adversely affected.

        Our success depends in large part on our registrar customers' renewals of their domain name registrations. Our customer renewal rate for expiring domain name registrations was approximately 75%, 70% and 72% in the three months ended March 31, 2014 and the years ended December 31, 2013 and 2012, respectively. If we are unable to maintain or increase our overall renewal rates for domain name registrations or if any decrease in our renewal rates, including due to transfers, is not offset by increases in new customer growth rates, our customer base and our revenue would likely decrease. This would also reduce the number of domain name registration customers to whom we could market our other higher-margin services, which could further harm our revenue and profitability, drive up our customer acquisition costs and negatively impact our operating results. Since our strategy is to expand the number of services we provide to our customers, any decline in renewals of domain name registrations not offset by new domain name registrations would likely have an adverse effect on our business, financial condition and results of operations.

Our registrar business is dependent on third-party resellers, including a small number of resellers that account for a significant portion of our domain names under management. Our failure to maintain or strengthen our relationships with resellers, particularly those servicing a large percentage of our domain name registration customers, would have a material adverse effect on our business.

        As a registrar with a wholesale component, we provide domain name registration services and offer value-added services through a network of more than 20,000 active resellers, comprised of small businesses, large e-commerce websites, Internet service providers and web-hosting companies, as well as through companies using our hosted back-end registrar platform. These resellers, in turn, contract directly with domain name registrants to deliver these services. Maintaining and deepening relationships with our resellers is an important part of our growth strategy, as strong third-party distribution arrangements enhance our ability to market our products and to increase our domain names under management, revenue and profitability.

        Total revenue earned from resellers was $28.1 million, or 63% of total revenue, for the three months ended March 31, 2014, and was $110.4 million, or 60% of total revenue, for the year ended December 31, 2013. As of March 31, 2014, our three largest resellers accounted for 34% of our total domain names under management, and our largest reseller, Namecheap, Inc., represented 23% of total domain names under management. In addition, Namecheap accounted for 16% and 14% of our total revenue for the three months ended March 31, 2014 and the year ended December 31, 2013. The term of our current reseller agreement with Namecheap expires in December 2014, but will automatically renew for an additional one-year period unless terminated by either party. There can be no assurance that the reseller distribution relationships we have established will continue, as our resellers may cease to operate or otherwise terminate their relationship with us. Any reduction in access to third-party reseller distributors, particularly those servicing a large percentage of our domain name registration customers, would have a material adverse effect on our ability to market our products and to generate revenue.

Governmental and regulatory policies or claims concerning the domain name registration system, and industry reactions to those policies or claims, may cause instability in the industry and negatively impact our business.

        ICANN is a private sector, not-for-profit corporation formed in 1998 for the express purpose of managing a number of Internet infrastructure related tasks previously performed directly by the U.S. Department of Commerce, including managing the domain name registration system ("DNS"). ICANN has been the subject of scrutiny by the public and by the U.S. and other governments around the world with many of those governments becoming increasingly interested in ICANN's role in Internet governance. For example, the U.S. Congress has held hearings to evaluate ICANN's selection process for new TLDs and its plans to transition the Internet Assigned Numbers Authority ("IANA") functions from coordination by the U.S. Department of Commerce to a multi-stakeholder body. In addition, ICANN faces significant questions regarding its efficacy as a private sector entity. ICANN may continue to evolve both its long-term structure and mission to address perceived shortcomings such as a lack of accountability to the public and a failure to maintain a strong, effective multi-stakeholder Internet governance institution.

        As a key participant in the DNS, we continue to face the following risks:

  •
  the U.S. or any other government may seek to influence ICANN's role in overseeing, the DNS and the coordination of the IANA functions;

  •
  the Internet community, the U.S. or other governments may (i) refuse to recognize ICANN's authority or support its policies, (ii) attempt to exert pressure on ICANN to implement policies favorable to certain national interests, or (iii) enact laws that conflict with ICANN's policies, each of which could create challenges for companies dependent on smooth operation of the domain name registration system;

  •
  some of ICANN's policies and practices, and the policies and practices adopted by registries and registrars, could be found to conflict with the laws of one or more jurisdictions;

  •
  the terms of the Registrar Accreditation Agreement (the "RAA"), under which we are accredited as a registrar, could change in ways that are disadvantageous to us or under certain circumstances could be terminated by ICANN preventing us from operating our registrar service, or ICANN could adopt unilateral changes to the RAA that are unfavorable to us, that are inconsistent with our current or future plans, or that affect our competitive position;

  •
  international regulatory or governing bodies, such as the International Telecommunications Union or the European Union, may gain increased influence over the management and regulation of the DNS, leading to increased regulation in areas such as data security, taxation, intellectual property rights and privacy;

  •
  ICANN or any third-party registries may implement contract or policy changes that would impact our ability to run our current business practices throughout the various stages of the life cycle of a domain name;

  •
  legal, regulatory or other challenges could be brought, including challenges to the agreements governing our relationship with ICANN, or to the legal authority underlying the roles and actions of the U.S. Department of Commerce, ICANN or us;

  •
  the U.S. Congress or other legislative bodies in the United States could take action that is unfavorable to us or that influences customers to move their business from our services to those located outside the United States; and

  •
  ICANN could fail to maintain its role in managing the Root Zone and IANA functions, potentially resulting in hindrances to the DNS.

        Additionally, some governments and governmental authorities outside the United States have in the past disagreed, and may in the future disagree, with the actions, policies or programs of ICANN, the U.S. government and registries relating to the DNS. The Affirmation of Commitments established several multi-party review panels and contemplates a greater involvement by foreign governments and governmental authorities in the oversight and review of ICANN. These periodic review panels may recommend changes to ICANN that are unfavorable to our business.

        If any of these events occur, they could create instability in the domain name registration system and may make it difficult for us to introduce new services in our registrar and registry services business. These events could also disrupt or suspend portions of our domain name registration solution and subject us to additional restrictions on how the registrar and registry services businesses are conducted, which would result in reduced revenue.

We may not be able to maintain our strategic relationships with third parties.

        Some of our business is conducted through NameJet, a joint venture with Web.com. In addition, we have formed strategic alliances with certain business partners, such as Donuts. We cooperate with Donuts to acquire gTLD registry operator rights and have contracted to provide Donuts with registry back-end infrastructure services. In addition, the gTLD application and acquisition process requires us to rely upon or negotiate and collaborate with independent third parties, including Donuts.

        There can be no assurance that these strategic partners will continue their relationships with us in the future or that we will be able to pursue our stated strategies with respect to these arrangements. Furthermore, our partners may (i) have economic or business interests or goals that are inconsistent with ours; (ii) take actions contrary to our policies or objectives; (iii) undergo a change of control; (iv) experience financial and other difficulties; or (v) be unable or unwilling to fulfill their obligations under our agreements, which may affect our financial conditions or results of operations.

        In addition, we have or intend to enter into agreements with some service providers or distribution partners who may partner with us in one area of our business and compete with us in other areas of our business. There can be no assurance that we will be successful in establishing or maintaining these relationships or that these relationships will be successful.

We face significant competition to our registrar service offering, which we expect will continue to intensify. We may not be able to maintain or improve our competitive position or market share.

        We face significant competition from existing registrars and from new registrars that continue to enter the market. ICANN currently has approximately 1,100 registrars to register domain names in one or more of the gTLDs that it oversees. There are relatively few barriers to entry in this market, so as this market continues to develop we expect the number of competitors to increase. The continued entry into the domain name registration market by competitive registrars and unaccredited entities that act as resellers for registrars, and the rapid growth of some competitive registrars and resellers that have entered the market, may make it difficult for us to maintain our current market share.

        The market for domain name registration and other related value-added web-based services is highly competitive and rapidly evolving. We expect competition to increase from existing competitors as well as from new market entrants. These competitors include, among others, domain name registrars, website design firms, website hosting companies, Internet service providers, Internet portals and search engine companies, and include companies such as GoDaddy, Web.com, Microsoft and Yahoo!. Some of these competitors have traditionally offered more robust value-added services than we have, and some have greater resources, more brand recognition and consumer awareness, greater international scope and larger bases of existing customers than we do. As a result, we may not be able to compete successfully against them in future periods.

        In addition, these and other large competitors, in an attempt to gain market share, may offer aggressive price discounts on the services they offer. These pricing pressures may require us to match these discounts in order to remain competitive, which would reduce our margins, or cause us to lose customers who decide to purchase the discounted service offerings of our competitors. As a result of these factors, in the future it may become increasingly difficult for us to compete successfully.

The relevant domain name registry and the ICANN regulatory body impose a charge upon each registrar for the administration of each domain name registration. If these fees increase, it could have a significant impact upon our operating results.

        Each registry typically imposes a fee in association with the registration of each domain name. For example, VeriSign, the registry for ..Net, presently charges a $6.18 fee for each .Net registration and ICANN currently charges fees totaling $0.93 for each .Net domain name registered. The fee charged by VeriSign for each .Net registration increased from $5.11 to $5.62 in July 2013 and increased again to $6.18 in February 2014. We have no control over these agencies and cannot predict when they may increase their respective fees. Per the extended registry agreement between ICANN and VeriSign that was approved by the U.S. Department of Commerce on July 1, 2011, VeriSign will continue as the exclusive registry for the .Net gTLD through June 30, 2017. The terms of the extension set a maximum price, with certain exceptions, for registry services for each calendar year beginning January 1, 2012, which shall not exceed the highest price charged during the preceding year, multiplied by 1.10. In addition, pricing of new gTLDs is generally not set or controlled by ICANN, which could result in aggressive price increases on any particularly successful new gTLDs. The increase in these fees with respect to any gTLDs for which we do not act as the registry either must be included in the prices we charge to our service providers, imposed as a surcharge or absorbed by us. If we absorb such cost increases or if surcharges act as a deterrent to registration, our profits may be adversely impacted by these third-party fees.

Our failure to register, maintain, secure, transfer or renew the domain names that we process on behalf of our customers or to provide our other services to our customers without interruption could subject us to additional expenses, claims of loss or negative publicity that have a material adverse effect on our business.

        Clerical errors and system and process failures made by us may result in inaccurate and incomplete information in our database of domain names and in our failure to properly register or to maintain, secure, transfer or renew the registration of domain names that we process on behalf of our customers. In addition, any errors of this type might result in the interruption of our other services. Our failure to properly register or to maintain, secure, transfer or renew the registration of our customers' domain names or to provide our other services without interruption, even if we are not at fault, might result in our incurring significant expenses and might subject us to claims of loss or to negative publicity, which could harm our business, revenue, financial condition and results of operations.

We could face liability, or our corporate image might be impaired, as a result of the activities of our customers or the content of their websites.

        Our role as a registry and as a registrar of domain names and a provider of website hosting and other value-added services may subject us to potential liability for illegal activities by domain name registrants on their websites. For example, eNom has been named in lawsuits in which a customer registered a domain name through eNom and published content that was allegedly defamatory to another business whose name is similar to the domain name. Other allegations of liability have been made based on domain name registrants' alleged violations of copyrights or trademarks of third parties. In each of these cases, plaintiffs may argue that we are responsible because we benefited from or participated in the infringing conduct. In addition, we may be embroiled in complaints and lawsuits which, even if ultimately resolved in our favor, add to our costs of doing business and may divert management's time and attention.

        We provide an automated service that enables a user to register a domain name and publish its content on a website hosted on that domain name. Our registrars do not monitor or review, nor do our registrar agreements with ICANN require that we monitor or review, the appropriateness of the domain names registered by domain name registrants or the content of registrant websites, and we have no control over the activities in which our domain name registrants engage. While we have policies in place to terminate domain name registrations or to take other appropriate action if presented with a court order, governmental injunction or evidence of illegal conduct from law enforcement or a trusted industry partner, we have in the past been publicly criticized for not being more proactive in certain areas such as policing online pharmacies acting in violation of U.S. law by consumer watchdogs and we may encounter similar criticism in the future. This criticism could harm our reputation. Conversely, were we to terminate a domain name registration in the absence of legal compulsion or clear evidence of illegal conduct from a legitimate source, we could be criticized for prematurely and improperly terminating a domain name registered by a customer. In addition, despite the policies we have in place to terminate domain name registrations or to take other appropriate actions, customers could nonetheless engage in prohibited activities.

        Finally, existing bodies of law, including the criminal laws of various states, may be deemed to apply or new statutes or regulations may be adopted in the future, any of which could expose us to further liability and increase our costs of doing business.

We may face liability or become involved in disputes over registration of domain names and control over websites.

        As a domain name registrar, we regularly become involved in disputes over registration of domain names and we may become involved in similar disputes with our registry services business. Most of these disputes arise as a result of a third party registering a domain name that is identical or similar to another party's trademark or the name of a living person. These disputes are typically resolved through the Uniform Domain-Name Dispute-Resolution Policy (the "UDRP"), ICANN's administrative process for domain name dispute resolution, or less frequently through litigation under the Anticybersquatting Consumer Protection Act ("ACPA") or under general theories of trademark infringement or dilution. Therefore, we may face an increased volume of domain name registration disputes in the future as the overall number of registered domain names increases.

        Domain name registrars also face potential tort law liability for their role in wrongful transfers of domain names. The safeguards and procedures we have adopted may not be successful in insulating us against liability from such claims in the future. In addition, we face potential liability for other forms of

"domain name hijacking," including misappropriation by third parties of our network of customer domain names and attempts by third parties to operate websites on these domain names or to extort the customer whose domain name and website were misappropriated. Furthermore, our risk of incurring liability for a security breach on a customer website would increase if the security breach were to occur following our sale to a customer of a Secure Socket Layer ("SSL") certificate that proved ineffectual in preventing it. Finally, we are exposed to potential liability as a result of our private domain name registration service, wherein we become the domain name registrant, on a proxy basis, on behalf of our customers. While we have a policy of providing the underlying Whois information and reserve the right to cancel privacy services on domain names giving rise to domain name disputes, including when we receive reasonable evidence of an actionable harm, the safeguards we have in place may not be sufficient to avoid liability in the future, which could increase our costs of doing business.

As the number of available domain names with commercial value in existing TLDs diminishes over time, our domain name registration revenue and our overall business could be adversely impacted.

        As the number of domain name registrations increases and the number of available domain names with commercial value in existing TLDs diminishes over time and if it is perceived that the more desirable domain names are generally unavailable (and new gTLDs are not seen as a viable alternative), fewer Internet users might register domain names with us. If this occurs, our domain name registration revenue and our overall business could be adversely affected.

Changes in Internet user behavior, either as a result of evolving technologies or user practices, may impact the demand for domain names.

        Currently, Internet users often navigate to a website either by directly typing its domain name into a web browser or through the use of a search engine. If (i) web browser or Internet search technologies were to change significantly; (ii) Internet search engines were to change the value of their algorithms on the use of a domain name for finding a website; (iii) Internet users' preferences or practices were to shift away from direct navigation; (iv) Internet users were to significantly increase the use of web and mobile device applications to locate and access content; or (v) Internet users were to increasingly use third level domains or alternate identifiers, such as social networking and microblogging sites, in each case the demand for domain names could decrease.

We may experience unforeseen liabilities in connection with our acquisitions of Internet domain names or arising out of domain names included in our portfolio of domain names that are monetized via advertising, which could negatively impact our financial results.

        Certain of our acquisitions involve the acquisition of a large portfolio of previously registered domain names. Furthermore, we have separately acquired, and may acquire in the future, additional individual previously registered domain names. In some cases, these acquired names may have trademark significance that is not readily apparent to us or is not identified by us in the bulk purchasing process. As a result we may face demands by third-party trademark owners asserting infringement or dilution of their rights and seeking transfer of acquired domain names under the UDRP or actions under the ACPA. The potential violation of third-party intellectual property rights and potential causes of action under consumer protection laws may subject us to unforeseen liabilities including injunctions and judgments for money damages.

We depend upon the quality of traffic to our portfolio of domain names and the domain names of third parties to provide value to online advertisers who advertise on those domain names, and any failure in our quality control could have a material adverse effect on the value of such domain names to our third-party advertisement distribution providers and online advertisers and thereby adversely affect our revenue.

        We use technology and processes to monitor the quality of, and to identify any anomalous metrics associated with, the Internet traffic that we deliver to online advertisers and to our network of customer domain names. These metrics may be indicative of low quality clicks such as non-human processes, including robots, spiders or other software; the mechanical automation of clicking; and other types of invalid clicks or click fraud. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic, or traffic that is deemed to be invalid by online advertisers, will be delivered to such online advertisers. As a result, we may be required to credit future amounts owed to us by our advertisers. Furthermore, low-quality or invalid traffic may be detrimental to our relationships with third-party advertisement distribution providers and online advertisers, and could adversely affect our revenue.

If we are unable to acquire, renew or sell domain names, we may not be able to grow our domain name aftermarket and advertising business. New regulations could negatively impact the domain name acquisition process.

        The continued growth of our domain name aftermarket and advertising services business depends on our ability to acquire domain names from a variety of sources. These sources include previously registered domain names that are not renewed at the domain name registry by the current owner, private sales of domain names, participation in domain name auctions and registering new domain names identified by us. The acquisition and renewal of domain names generally are governed by regulatory bodies. These regulatory bodies could establish additional requirements for previously registered domain names or modify the requirements for holding domain names. Any changes in the way expired registrations of domain names are made available for acquisition could make it more difficult to acquire domain names. Similarly, increasing competition from other potential buyers could make it more difficult for us to acquire domain names on a cost-effective basis. Any such adverse change in our ability to acquire high quality, previously registered domain names, as well as any increase in competition in the domain name reseller market, could have a material adverse effect on our ability to grow our domain name services business, which could adversely affect our business, financial condition and results of operations. In addition, our failure to renew our domain name registrations or any increase in the cost of renewal could have a material adverse effect on our revenue and profitability.

Changes in the level of spending on online advertising and/or the way that online networks compensate owners of websites could impact the demand for domain names.

        Many domain name registrants seek to generate revenue through advertising on their websites. Changes in the way these registrants are compensated (including changes in methodologies and metrics) by advertisers and advertisement placement networks, such as Google, Yahoo! and Bing, have, and may continue to, adversely affect the market for those domain names favored by such registrants which has resulted in, and may continue to result in, a decrease in demand and/or the renewal rate for those domain names. For example, Google has in the past (and may in the future) changed its search algorithm and pay-per-click advertising policies to provide less compensation for certain types of websites. This has made such websites less profitable, which has resulted in, and may continue to result in, fewer domain name registrations and renewals. In addition, as a result of the general economic environment, spending on online advertising and marketing may not increase as projected or may be reduced, which in turn, may result in a further decline in the demand for those domain names.

We face a number of operational challenges to our business, which may make it difficult to predict our future performance.

        Our revenue and operating results could fail to meet expectations if we are unable to adequately address a number of operational challenges, some of which are outside of our control, including:

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  a reduction in the number of domain names under management or in the rate at which this number grows, due to slow growth or contraction in our markets, lower renewal rates or other factors;

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  reductions in the percentage of our domain name registration customers who purchase additional services from us;

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  changes in our pricing policies or those of our competitors, changes in domain name fees charged to us by Internet registries or ICANN, or other competitive pressures on our prices;

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  our ability to identify, develop and successfully launch new products and services;

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  the timing and success of new services and technology enhancements introduced by our competitors, which could impact both new customer growth and renewal rates;

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  the entry of new competitors in our markets;

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  our ability to keep our registrar and registry platforms and our domain name registration services operational at a reasonable cost and without service interruptions;

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  increased product development expenses relating to the development of new services;

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  the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our services, operations and infrastructure;

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  our ability to identify acquisition targets and successfully integrate acquired businesses into our operations;

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  our focus on long-term goals over short-term results;

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  federal, state or foreign regulation or legislation affecting our business; and

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  weakness or uncertainty in general economic or industry conditions.

        It is possible that in one or more future quarters, due to any of the factors listed above, a combination of those factors or other reasons, our operating results may be below our expectations and the expectations of public market analysts and investors. Such an event could have a material adverse impact on the price of our shares.

Difficult economic and financial conditions could have a material adverse effect on us.

        The financial results of our business are both directly and indirectly dependent upon economic conditions throughout the world, which in turn can be impacted by conditions in the global financial markets. Uncertainty about global economic conditions may lead businesses to postpone spending in response to tighter credit and reductions in income or asset values. Weak economic activity may lead government customers to cut back on services. Factors such as interest rates, availability of credit, inflation rates, changes in laws (including laws relating to taxation), trade barriers, currency exchange rates and controls, and national and international political circumstances (including wars, terrorist acts or security operations) could have a material adverse effect on our business and investments, which could reduce our revenue, profitability and value of our assets. These factors may also adversely affect the business, liquidity and financial condition of our customers. In addition, periods of poor economic conditions could increase our ongoing exposure to credit risks on our accounts receivable balances. This could have a material adverse effect on our business, financial condition and results of operations.

If we do not effectively manage our growth, our operating performance will suffer and we may lose customers.

        Overall growth will place significant demands on our management and our operational and financial infrastructure. In particular, continued growth may make it more difficult for us to accomplish the following:

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  successfully scale our technology and infrastructure to support a larger business;

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  maintain our customer service standards;

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  develop and improve our operational, financial and management controls and maintain adequate reporting systems and procedures;

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  acquire and integrate businesses; and

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  respond effectively to competition and potential negative effects of competition on profit margins.

        In addition, our personnel, systems, procedures and controls may be inadequate to support our current and future operations. The improvements required to manage our growth will require us to make significant expenditures, expand, train and manage our employee base and allocate valuable management resources. If we fail to effectively manage our growth, our operating performance will suffer and we may lose our customers and key personnel.

We may undertake one or more acquisitions that could entail significant execution, integration and operational risks.

        Our future growth may depend, in part, on acquisitions of complementary businesses, solutions or technologies rather than internal development. We may make acquisitions in the future to increase the scope of our business domestically and internationally. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. If we are unable to identify suitable future acquisition opportunities, reach agreement with such parties or obtain the financing necessary to make such acquisitions, we could lose market share to competitors who are able to make such acquisitions. This loss of market share could negatively impact our business, revenue and future growth.

        Furthermore, even if we successfully complete an acquisition, we may not be able to successfully assimilate and integrate the websites, business, technologies, solutions, personnel or operations of the acquired company, particularly if key personnel of an acquired company decide not to work for us. In addition, we may incur indebtedness to complete an acquisition, which would increase our costs and impose operational limitations, or issue equity securities, which would dilute our stockholders' ownership and could adversely affect the price of our common stock. We may also unknowingly inherit liabilities from future acquisitions that arise after the acquisition and are not adequately covered by indemnities.

We may need additional funding to meet our obligations and to pursue our business strategy. Additional funding may not be available to us and our financial condition could therefore be adversely affected.

        To the extent we do not generate sufficient cash from operations, we will need to raise additional funds through public or private debt or equity financings to meet our ongoing obligations and to execute our growth strategy, which may include the selective acquisition of additional new gTLDs, domain names and technologies as well as other domain name services providers. Adequate sources of capital funding may not be available when needed, or may not be available on favorable terms. If we raise additional funds by issuing equity or certain types of convertible debt securities, dilution to the holdings of our existing stockholders may result. If we raise debt financing, we will incur interest expense and the terms of such debt may be at unfavorable rates and could require the pledge of assets as security or subject us to financial and/or operating covenants that affect our ability to conduct our business. Any equity capital raising activities would be subject to the restrictions in the Tax Matters Agreement. See "Certain Relationships and Related Party Transactions—Agreements between Demand Media and Rightside Relating to the Separation—Tax Matters Agreement" and "The Spin-Off—Material U.S. Federal Income Tax Consequences." If funding is insufficient at any time in the future, or we are unable to conduct capital raising activities as a result of restrictions in the Tax Matters Agreement, we will be required to delay, reduce the scope of, or eliminate material parts of the implementation of our business strategy, including potential additional acquisitions or internally developed business, and we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, financial condition and results of operations.

If we do not continue to innovate and provide products and services that are useful to our customers, we may not remain competitive, and our revenue and operating results could suffer.

        Our success depends on our ability to innovate and provide products and services useful to our customers in our registrar and registry service offerings. Our competitors are constantly developing innovations in domain name registration and related services, such as web hosting, email and website creation solutions. As a result, we must continue to invest significant resources in product development in order to maintain and enhance our existing products and services and introduce new products and services that deliver a sufficient return on investment and that our customers can easily and effectively use. If we are unable to provide quality products and services, we may lose customers, and our revenue and operating results would suffer.

We may have difficulty scaling and adapting our existing technology and network infrastructure to accommodate increased traffic and technology advances or changing business requirements, which could lead to the loss of consumers, and cause us to incur expenses to make architectural changes.

        To be successful, our network infrastructure has to perform well and be reliable. The greater the user traffic and the greater the complexity of our products and services, the more computing power we will need. In the future, we may spend substantial amounts to purchase or lease data centers and equipment, upgrade our technology and network infrastructure to handle increased traffic on our owned and operated websites and roll out new products and services. This expansion could be expensive and complex and could result in inefficiencies or operational failures. If we do not implement this expansion successfully, or if we experience inefficiencies and operational failures during its implementation, the quality of our products and services and our customers' experience could decline. This could damage our reputation and lead us to lose current and potential customers. The costs associated with these adjustments to our architecture could harm our operating results. Cost increases, failure to accommodate new technologies or changing business requirements could harm our business, revenue and financial condition.

If the security measures for our systems are breached, or if our products or services are subject to attacks that degrade or deny the ability of users and customers to maintain or access them, our systems, products and services may be perceived as not being secure. If any such events occur, users or customers may curtail or stop using our products and services, and we may incur significant legal and financial exposure, all of which could have a negative impact on our business, financial condition and results of operations.

        Some of our systems, products and services involve the storage and transmission of information regarding our users and customers, and security breaches could expose us to a risk of loss of this information, litigation, and potential liability. Our security measures may be breached due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to this information. Additionally, outside parties may attempt to fraudulently induce employees, users, or customers to disclose sensitive information in order to gain access to our systems and the stored data therein. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the security of our systems, products and services that could potentially have an adverse effect on our business, financial condition and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose customers.

We rely on technology infrastructure and a failure to update or maintain this technology infrastructure could adversely affect our business.

        Significant portions of our products and services are dependent on technology infrastructure that was developed over multiple years. Updating and replacing our technology infrastructure may be challenging to implement and manage, may take time to test and deploy, may cause us to incur substantial costs and may cause us to suffer data loss or delays or interruptions in service. For example, we have suffered a number of server outages at our data center facilities, which resulted from certain failures that triggered data center wide outages and disrupted critical technology and infrastructure service capabilities. These events impacted service to some of our customers. As a result of these data center outages, we have developed initiatives to create automatic backup capacity at an alternate facility for our top revenue generating services to address similar scenarios in the future. However, there can be no assurance that our efforts to develop sufficient backup and redundant services will be successful or that we can prevent similar outages in the future. Delays or interruptions in our service may cause our consumers to become dissatisfied with our offerings and could adversely affect our business. Failure to update our technology infrastructure as new technologies become available may also put us in a weaker position relative to a number of our key competitors. Competitors with newer technology infrastructure may have greater flexibility and be in a position to respond more quickly than us to new opportunities, which may impact our competitive position in certain markets and adversely affect our business.

The interruption or failure of our information technology and communications systems, or those of third parties that we rely upon, could adversely affect our business, financial condition and results of operations.

        The availability of our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems, or those of third parties that we rely upon (e.g., co-location providers for data servers, storage devices, or our registry DNS services provider for our registry and network access) could result in interruptions in our service, which could reduce our revenue and profits, and damage our brand. Our systems are also vulnerable to damage or interruption from natural disasters, power loss, telecommunications failures, computer viruses or other attempts to harm our systems. We have experienced a number of computer distributed denial of service attacks which have forced us to shut down certain of our websites, including eNom.com, and future denial of service attacks may cause all or portions of our websites to become unavailable. In addition, some of our data centers are located in areas with a high risk of major earthquakes. Our data centers are also subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Some of our systems are not fully redundant, and our disaster recovery planning is currently underdeveloped and does not account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our data centers could result in lengthy interruptions in our service.

        Furthermore, third-party service providers may experience an interruption in operations or cease operations for any reason. For example, Root Zone servers are administered and operated by a number of independent operators on a non-regulated basis. Root Zone servers are name servers that contain authoritative data for the very top of the DNS hierarchy. These servers have the software and data needed to locate name servers that contain authoritative data for the TLDs. These Root Zone servers are critical to the functioning of the Internet. Consequently, our registry services business could be harmed if any of the independent operators fails to include or provide accessibility to the data that it maintains in the Root Zone servers that it controls, or if it or any of the third parties routing Internet communications presents inconsistent data for the TLDs or DNS generally. We may also be limited in our remedies against these providers in the event of a failure of service. We also rely on third-party providers for components of our technology platform, such as hardware and software providers and registry DNS services provider for our registry. A failure or limitation of service or available capacity by any of these third-party providers could adversely affect our business, financial condition and results of operations.

We depend on key personnel to operate our business, and if we are unable to retain our current personnel or hire additional personnel, our ability to develop and successfully market our business could be harmed.

        We believe that our future success is highly dependent on the contributions of our executive officers as well as our ability to attract and retain highly skilled managerial, sales, technical, engineering and finance personnel. We do not maintain "key person" life insurance policies for any of our executive officers. Qualified individuals, including engineers, are in high demand, and we may incur significant costs to attract and retain them. All of our officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we are unable to attract and retain our executive officers and key employees, our business, operating results and financial condition will be harmed.

        Volatility or lack of performance in our stock price may also affect our ability to attract employees and retain our key employees, due to the impact of our stock price on the value of our equity incentive awards. Employees may be more likely to leave us if the equity incentive awards they are granted significantly appreciate in value and create a perceived windfall. In addition, employees may be more inclined to leave us if the value of their equity incentive awards declines with our stock price and these awards fail to provide appropriate incentives.

If we are unable to obtain and maintain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors may also be adversely affected if we experience difficulty in maintaining adequate directors' and officers' liability insurance.

        We may not be able to obtain and maintain insurance policies on terms affordable to us that would adequately insure our business and property against damage, loss or claims by third parties. To the extent our business or property suffers any damages, losses or claims by third parties that are not covered or adequately covered by insurance, our financial condition may be materially adversely affected.

        We intend to obtain directors' and officers' liability insurance prior to the distribution. If we are unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage the Company, which could have a material adverse effect on our operations.

It may be difficult for us to retain or attract qualified officers and directors, which would adversely affect our business and our ability to maintain the listing of our common stock on Nasdaq.

        We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of changes in the rules and regulations which govern publicly held companies, including, but not limited to, certifications from executive officers and requirements for financial experts on boards of directors. The perceived increased personal risk associated with these changes may deter qualified individuals from accepting these roles. Further, applicable rules and regulations of the SEC and Nasdaq heighten the requirements for board or committee membership, particularly with respect to an individual's independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, our business and our ability to maintain the listing of our shares of common stock on Nasdaq would be adversely affected once our common stock is approved for trading.

If we do not adequately protect our intellectual property rights, our competitive position and business may suffer.

        Our intellectual property, consisting of trade secrets, trademarks, copyrights and patents, is, in the aggregate, important to our business. We rely on a combination of trade secret, trademark, copyright and patent laws in the United States and other jurisdictions together with confidentiality agreements and technical measures to protect our proprietary rights. We rely more heavily on trade secret protection than patent protection. To protect our trade secrets, we control access to our proprietary systems and technology and enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties. Effective trade secret, copyright, trademark and patent protection may not be available in all countries where we currently operate or in which we may operate in the future. We face risks related to our intellectual property including that:

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  our intellectual property rights may not provide competitive advantages to us;

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  our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes may be limited by our agreements with third parties;

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  our intellectual property rights may not be enforced in jurisdictions where competition is intense or where legal protection is weak;

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  any of the patents, trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business could lapse or be invalidated, circumvented, challenged or abandoned;

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  competitors could design around our protected systems and technology; or

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  we could lose the ability to assert our intellectual property rights against others.

        Policing unauthorized use of our proprietary rights can be difficult and costly. In addition, it may be necessary to enforce or protect our intellectual property rights through litigation or to defend litigation brought against us, which could result in substantial costs and diversion of resources and management attention and could adversely affect our business, even if we are successful on the merits.

Third parties may sue us for intellectual property infringement or misappropriation, which, if successful, could require us to pay significant damages or curtail our offerings.

        We cannot be certain that our internally developed or acquired systems and technologies do not and will not infringe the intellectual property rights of others. In addition, we license content, software and other intellectual property rights from third parties and may be subject to claims of infringement or misappropriation if such parties do not possess the necessary intellectual property rights to the products or services they license to us. We have in the past received threats from patent trolls. We may in the future be subject to legal proceedings and claims that we have infringed the patent or other intellectual property rights of a third party. These claims sometimes involve patent holding companies or other patent owners who have no relevant product revenue and against whom our own patents may provide little or no deterrence. In addition, third parties may in the future assert intellectual property infringement claims against our customers, which we have agreed in certain circumstances to indemnify and defend against such claims. Any intellectual property-related infringement or misappropriation claims, whether or not meritorious, could result in costly litigation and could divert management resources and attention. Moreover, should we be found liable for infringement or misappropriation, we may be required to enter into licensing agreements, if available on acceptable terms or at all, pay substantial damages or limit or curtail our systems and technologies. Also, any successful lawsuit against us could subject us to the invalidation of our proprietary rights. Moreover, we may need to redesign some of our systems and technologies to avoid future infringement liability. Any of the foregoing could prevent us from competing effectively and increase our costs.

Adverse results of legal proceedings could have a material adverse effect on us.

        We are subject to, and may in the future be subject to, a variety of legal proceedings and claims that arise out of the ordinary conduct of our business. Results of legal proceedings cannot be predicted with certainty. Irrespective of their merits, legal proceedings may be both lengthy and disruptive to our operations and may cause significant expenditure and diversion of management attention. We may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on all or a portion of our business operations or a material adverse effect on our financial condition and results of operations.

Certain U.S. and foreign laws could subject us to claims or otherwise harm our business.

        We are subject to a variety of laws in the United States and abroad that may subject us to claims or other remedies. Our failure to comply with applicable laws may subject us to additional liabilities, which could adversely affect our business, financial condition and results of operations. Laws and regulations that are particularly relevant to our business address:

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  domain name registration;

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  information security and privacy;

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  pricing, fees and taxes; and

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  intellectual property rights, including secondary liability for infringement by others.

        Claims have been either threatened or filed against us under both U.S. and foreign laws for defamation, copyright infringement, patent infringement, privacy violations, cybersquatting and trademark infringement. In the future, claims may also be brought against us based on tort law liability and other theories based on our products and services.

        Our business operations in countries outside the United States are subject to a number of U.S. federal laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act ("FCPA"), as well as trade sanctions administered by the Office of Foreign Assets Control ("OFAC") and the U.S. Commerce Department. The FCPA is intended to prohibit bribery of foreign officials or parties and requires public companies in the United States to keep books and records that accurately and fairly reflect those companies' transactions. OFAC and the U.S. Commerce Department administer and enforce economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals.

        If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees or restrictions on our operations, which could increase our costs of operations, reduce our profits or cause us to forgo opportunities that would otherwise support our growth.

Economic and other risks associated with international operations could impede our international expansion, which could limit our future growth.

        We currently operate in the United States and through foreign subsidiaries in Dublin, Ireland; Ottawa, Canada; George Town, Grand Cayman; and Queensland, Australia and we may continue to expand into additional international markets. Operating internationally, where we have limited experience, exposes us to additional risks and operating costs. We cannot be certain that we will be successful in introducing or marketing our services internationally or that our services will gain market acceptance or that growth in commercial use of the Internet internationally will continue. There are risks inherent in conducting business in international markets, including the need to localize our products and services to foreign customers' preferences and customs, difficulties in managing operations due to language barriers, distance, staffing and cultural differences, application of foreign laws and regulations to us, tariffs and other trade barriers, fluctuations in currency exchange rates, establishing management systems and infrastructures, reduced protection for intellectual property rights in some countries, changes in foreign political and economic conditions, and potentially adverse tax consequences. Our inability to expand and market our products and services internationally could have a negative effect on our business, revenue, financial condition and results of operations.

        In addition, following the spin-off, we expect that a substantial amount of our cash will be generated by our foreign subsidiaries and repatriation of that cash to the United States may be inefficient from a tax perspective. Any payment of distributions, loans or advances to us by our foreign subsidiaries could be subject to restrictions on, or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. These restrictions on our investment or repatriation of cash may have a negative effect on our business, revenue, financial condition and results of operations.

We are subject to risks related to credit card payments we accept. If we fail to be in compliance with applicable credit card rules and regulations, we may incur additional fees, fines and ultimately the revocation of the right to accept credit card payments, which could have a material adverse effect on our business, financial condition and results of operations.

        Many of our customers pay amounts owed to us using a credit card or debit card. For credit and debit card payments, we pay interchange and other fees, which may increase over time and raise our operating expenses and adversely affect our net income. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. We believe we are compliant in all material respects with the Payment Card Industry Data Security Standard, which incorporates Visa's Cardholder Information Security Program and MasterCard's Site Data Protection standard. However, there is no guarantee that we will maintain such compliance or that compliance will prevent illegal or improper use of our payment system. If we fail to comply with these rules or requirements, we could be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and could have a material adverse effect on our business, financial condition and results of operations.

Changes in state, federal or international taxation laws and regulations may adversely affect our business.

        Due to the global nature of the Internet, it is possible that, although our services and the Internet transmissions related to them typically originate in California, Illinois, Nevada, Virginia, Washington and Ireland, governments of other states or foreign countries might attempt to regulate our transmissions or levy sales, income or other taxes relating to our activities. Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in Internet commerce. New or revised international, federal, state or local tax regulations may subject our customers or us to additional sales, income and other taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet. New or revised taxes and, in particular, sales taxes, would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling goods and services over the Internet. New taxes could also create significant increases in internal costs necessary to capture data, and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations and discourage the registration or renewal of domain names for e-commerce.

Risks Relating to the Spin-Off

The separation and distribution may not be completed on the terms or timeline currently contemplated, if at all.

        We are actively engaged in planning for the separation and distribution. Unanticipated developments could delay or negatively impact the separation and distribution, including delays related to the filing and effectiveness of appropriate filings with the SEC, acceptance of our common stock for listing by Nasdaq, obtaining favorable tax rulings and opinions regarding the tax-free nature of the distribution to Demand Media and to Demand Media's stockholders, receiving regulatory approvals, completing further due diligence as appropriate, and changes in market conditions, among other things. In addition, although Demand Media's credit facility permits the separation to be undertaken upon the satisfaction of certain conditions, Demand Media does not currently expect that its trailing four quarter Adjusted EBITDA (as defined in the credit agreement) will satisfy the minimum level required to consummate the separation. As a result, Demand Media believes it will need to obtain a waiver of this requirement from the lenders under its credit facility. Demand Media may not be successful in obtaining such waiver, which could negatively impact the timing or completion of the separation and distribution. Demand Media's board of directors may also, in its absolute and sole discretion, decide at any time prior to the distribution not to proceed with the separation and distribution. Therefore, the separation and distribution may not be completed on the terms or in accordance with the timeline currently contemplated, if at all. Any delays in the anticipated completion of the separation and distribution may also increase the expenses we incur in connection with the transaction. Until the consummation of the distribution, Demand Media's board of directors will have the sole and absolute discretion to determine and change the terms of the separation and distribution, including the establishment of the record date and distribution date.

The separation and distribution require significant time and attention of our management and may distract our employees which could have an adverse effect on us.

        Execution of the separation and distribution will require significant time and attention from management, which may distract management from the operation of our business and the execution of our other initiatives. Employees may also be distracted due to uncertainty about their future roles with Demand Media or Rightside, as applicable, pending the completion of the distribution. Any such difficulties could have a material adverse effect on our financial condition, results of operations or cash flows.

We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company.

        By separating from Demand Media, we may be more susceptible to securities market fluctuations and other adverse events than we would have otherwise encountered as part of Demand Media. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company in the time in which we expect to do so, if at all. For example, the process of operating as a newly independent, public company may distract our management team from focusing on our business and strategic priorities. If we do not realize the anticipated benefits from the spin-off for any reason, our business may be adversely affected.

Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company during the periods presented and may not be a reliable indicator of our future results.

        The historical financial data that we have included in this Information Statement may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical financial data include an allocation for certain corporate functions historically provided by Demand Media, including legal, information technology, financial systems, human resources, accounting and equity administration services, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. Our historical financial data does not reflect changes that will occur in our cost structure and operations as a result of our transition to becoming a stand-alone public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and requirements. Accordingly, the historical financial data presented in this Information Statement should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent, publicly traded company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

Following the separation, we will rely on Demand Media's performance under various agreements and we and Demand Media will continue to be dependent on each other for certain support services for each respective business.

        We expect to enter into or have entered into various agreements with Demand Media in connection with the separation, including the Transition Services Agreement, Distribution Agreement, Tax Matters Agreement, Intellectual Property Assignment and License Agreement, and Employee Matters Agreement. These agreements will govern our relationship with Demand Media subsequent to the separation. If Demand Media were to fail to fulfill its obligations under these agreements, we could suffer operational difficulties or significant losses.

        If we are required to indemnify Demand Media for certain liabilities and related losses arising in connection with any of these agreements, or if Demand Media is required to indemnify us for certain liabilities and related losses arising in connection with any of these agreements and Demand Media does not fulfill its obligations to us, we may be subject to substantial liabilites, which could materially adversely affect our financial position.

        Additionally, although Demand Media will be contractually obligated to provide us with certain services during the term of the Transition Services Agreement, we cannot assure you that these services will be performed as efficiently or proficiently as they were prior to the separation. The Transition Services Agreement also contains provisions that may be more favorable than terms and provisions we might have obtained in arms-length negotiations with unaffiliated third parties. When Demand Media ceases to provide services pursuant to the Transition Services Agreement, our costs of procuring those services from third parties may increase. In addition, we may not be able to replace these services in a timely manner or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those under the Transition Services Agreement. To the extent that we require additional support from Demand Media not addressed in the Transition Services Agreement, we would need to negotiate the terms of receiving such support in future agreements. See "Certain Relationships and Related Party Transactions—Agreements between Demand Media and Rightside Relating to the Separation."

Our ability to operate our business effectively may suffer if we do not, quickly and effectively, establish our own financial, administrative, accounting and other support functions in order to operate as a separate, stand-alone company, and we cannot assure you that the support services Demand Media has agreed to provide us will be sufficient for our needs.

        Historically, we have relied on financial, administrative, accounting and other resources of Demand Media to support the operation of our business. In conjunction with our separation from Demand Media, we will need to expand our financial, administrative, accounting, and other support systems or contract with third parties to replace certain systems that were previously provided by Demand Media. We will also need to maintain our own credit and banking relationships and perform our own financial and operational functions. We cannot assure you that we will be able to successfully put in place the financial, operational and managerial resources necessary to operate as a public company or that we will be able to be profitable doing so. Any failure or significant downtime in our own financial or administrative systems or in Demand Media's financial or administrative systems during the transition period could impact our results or prevent us from performing other administrative services and financial reporting on a timely basis and could materially harm our business, financial condition and results of operations.

If the separation and distribution are completed, our operational and financial profile will change and we will be a smaller, less diversified company than Demand Media was prior to the distribution.

        If the separation and distribution are completed, we will be a smaller, less diversified company focused on the domain name services business, which represents a narrower business focus than Demand Media currently has. We will have a more limited business with greater concentration in the domain name services market and may be more vulnerable to changing market conditions, which could materially and adversely affect our business, financial condition and results of operations. In addition, the diversification of revenue, costs, and cash flows will diminish. As a result, it is possible that our results of operations, cash flows, working capital and financing requirements may be subject to increased volatility and it may be difficult or more expensive for us to obtain financing. Our operations may also be impacted by a limited ability to attract new employees in a timely manner.

We may have difficulty operating as an independent, publicly traded company.

        As an independent, publicly traded company, we believe that our business will benefit from, among other things, providing direct access to equity capital and a tailored capital structure, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we currently expect, if at all. Because our business has previously operated as part of the larger Demand

Media organization, we may not be able to successfully implement the changes necessary to operate independently and may incur additional costs that could adversely affect our business.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of Demand Media.

        There is a risk that, by separating from Demand Media, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Demand Media organizational structure. As part of Demand Media, we have been able to enjoy certain benefits from Demand Media's operating diversity and readily available capital to fund investments, as well as opportunities to pursue integrated strategies with Demand Media's other businesses. As an independent, publicly traded company, we will not have similar diversity, available capital or integration opportunities and may not have similar access to debt and equity capital markets. In addition, we currently share economies of scope and scale with Demand Media with respect to certain costs and vendor relationships, and take advantage of Demand Media's size and purchasing power in procuring certain products and services, such as insurance and healthcare benefits, and technology, such as computer software licenses. After the separation, as a separate, independent entity, we may be unable to obtain these products, services and technologies at prices or on terms as favorable to us as those we obtained prior to the separation.

We may incur material costs and expenses as a result of our separation from Demand Media, which could adversely affect our profitability.

        As a result of our separation from Demand Media, we may incur costs and expenses greater than those we currently incur. These increased costs and expenses may arise from various factors, including financial reporting, accounting and audit services, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act), and legal and human resources related functions. Although Demand Media will continue to provide certain of these services to us under the Transition Services Agreement, this arrangement may not capture all the benefits our business has enjoyed as a result of being integrated with Demand Media. In addition, such services are for a limited period of time, and we will be required to establish the necessary infrastructure and systems to supply these services on an ongoing basis. We cannot assure you that these costs will not be material to our business.

Certain of the contracts to be transferred or assigned from Demand Media or its affiliates to us or one of our affiliates in connection with the separation require the consent of a third party to such transfer or assignment. If such consent is not obtained, we may not be entitled to the benefit of such contracts in the future.

        In connection with the separation, a number of contracts with service providers and other third parties will be transferred or assigned by Demand Media or its affiliates to us or one of our affiliates. However, transfer or assignment of some of these contracts require the contractual counterparty's consent. Similarly, in some circumstances, we are a joint beneficiary of contracts, and we will need to enter into a new agreement with the third party to replicate the contract or assign the portion of the contract related to our business. It is possible that some parties may use the requirement of consent to seek more favorable contractual terms from us or seek to terminate the contract. If (i) we are unable to obtain such consents on commercially reasonable and satisfactory terms; (ii) we enter into new agreements on significantly less favorable terms; or (iii) any contract is terminated, we may be unable to obtain the benefits, assets, and contractual commitments that are intended to be allocated to us as part of the separation. The failure to timely complete the assignment or transfer of existing contracts, or the negotiation of new arrangements, with any of our key suppliers, including those that are a single source or limited source suppliers, or a termination of any of those arrangements, could negatively impact our business, financial condition, results of operations, and cash flows.

Our ability to meet our capital needs may be harmed by the loss of financial support from Demand Media.

        The loss of financial support from Demand Media could harm our ability to meet our capital needs. After the spin-off, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the debt and equity capital markets or bank financing, and not from Demand Media. However, given the smaller relative size of our company after the spin-off as compared to Demand Media, we may incur higher debt servicing and other costs than we would have otherwise incurred as a part of Demand Media. Further, there can be no assurances that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. If we are unable to generate sufficient cash from operations or obtain adequate financing on commercially reasonable terms, on a timely basis or at all, our ability to invest in our business or fund our business strategy may be limited and may materially and adversely affect our ability to compete effectively in our markets.

The combined post-distribution value of our common stock and Demand Media common stock following completion of the distribution may not equal or exceed the pre-distribution value of Demand Media common stock.

        After the distribution, we expect that our common stock will be listed and traded on Nasdaq under the symbol "NAME". Demand Media common stock will continue to be listed and traded on the NYSE. The combined trading price of our common stock and Demand Media common stock after the distribution, as adjusted for any changes in our capitalization or in the capitalization of Demand Media, may be lower than the trading price of Demand Media common stock prior to the distribution. The prices at which our common stock and Demand Media common stock trade may fluctuate significantly, depending upon a number of factors, many of which may be beyond our and Demand Media's control. Further, shares of our common stock and Demand Media common stock will represent an investment in two smaller separate public companies. These changes may not meet some stockholders' investment strategies or requirements, which could cause investors to sell their shares of our common stock or Demand Media's common stock. Excessive selling could cause the relative market price of our common stock or Demand Media common stock to decrease following completion of the distribution.

If, following the completion of the separation, there is a determination that the separation is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the private letter ruling or the Tax Opinion are incorrect or for any other reason, then Demand Media, its stockholders that are subject to U.S. federal income tax and Rightside could incur significant U.S. federal income tax liabilities.

        The distribution is conditioned upon Demand Media's receipt of a private letter ruling from the IRS, together with an opinion of Latham & Watkins LLP, tax counsel to Demand Media, substantially to the effect that, among other things, the separation will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Demand Media received a private letter ruling on January 31, 2014. The private letter ruling relies, and the Tax Opinion will rely, on certain facts, assumptions, representations and undertakings from Demand Media and us regarding the past and future conduct of the companies' respective businesses and other matters. The private letter ruling does not address all the requirements for determining whether the separation will qualify for tax-free treatment, and the Tax Opinion, which will address all such requirements but will rely on the private letter ruling as to matters covered by the ruling, will not be binding on the IRS or the courts. Notwithstanding the private letter ruling and the Tax Opinion, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the Tax Opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Demand Media or us after the separation.

        If the separation were to fail to qualify for tax-free treatment under the Code, Demand Media would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value, and our initial public stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. Under the Tax Matters Agreement, we may be required to indemnify Demand Media against all or a portion of the taxes incurred by Demand Media and us in the event the separation were to fail to qualify for tax-free treatment under the Code. Further, even if we are not responsible for tax liabilities of Demand Media and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable tax law for such liabilities if Demand Media were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant.

        For more information regarding the potential U.S. federal income tax consequences of the separation, see the section entitled "The Spin-Off—Material U.S. Federal Income Tax Consequences."

We intend to agree to various restrictions to preserve the non-recognition treatment of the transactions, which may reduce our strategic and operating flexibility.

        To preserve the tax-free treatment to Demand Media of the separation, under the Tax Matters Agreement that we will enter into with Demand Media, we may not take any action that would jeopardize the favorable tax treatment of the distribution. The restrictions under the Tax Matters Agreement may limit our ability to pursue certain strategic transactions or engage in other transactions that might increase the value of our business for the two-year period following the separation. For example, we might determine to continue to operate certain of our business operations for the foreseeable future even if a sale or discontinuance of such business might have otherwise been advantageous. Moreover, in light of the requirements of Section 355(e) of the Code, we might determine to forgo certain transactions, including share repurchases, stock issuances, certain asset dispositions or other strategic transactions for some period of time following the distribution. In addition, our indemnity obligation under the Tax Matters Agreement might discourage, delay or prevent a change of control transaction for some period of time following the distribution. For more information, see the sections entitled "Certain Relationships and Related Party Transactions—Agreements between Demand Media and Rightside Relating to the Separation—Tax Matters Agreement" and "The Spin-Off—Material U.S. Federal Income Tax Consequences."

We will be subject to continuing contingent liabilities of Demand Media following the separation.

        After the separation, there will be several significant areas where the liabilities of Demand Media may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the Demand Media combined tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is jointly and severally liable for the U.S. federal income tax liability of the entire Demand Media combined tax reporting group for such taxable period. In connection with the separation, we will enter into a Tax Matters Agreement with Demand Media that will allocate the responsibility for prior period taxes of the Demand Media combined tax reporting group between our company and Demand Media. For a more detailed description, see "Certain Relationships and Related Party Transactions—Agreements between Demand Media and Rightside Relating to the Separation—Tax Matters Agreement." If Demand Media were unable to pay any prior period taxes for which it is responsible, however, we could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of federal, state, local, or foreign law may establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

A number of our directors and officers and entities related to them continue to own a substantial amount of Demand Media common stock and options to purchase Demand Media stock, and our Company has overlapping board membership and management with Demand Media, which may lead to conflicting interests.

        As a result of the spin-off, some of our board members will also serve as executive officers and/or board members of Demand Media. Neither we nor Demand Media will have any ownership interest in the other. Our executive officers and members of our Company's board of directors have fiduciary duties to our stockholders. Likewise, any such persons who serve in similar capacities at Demand Media have fiduciary duties to that company's stockholders. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting more than one of the companies to which they owe fiduciary duties. In addition, a number of our directors and officers and entities related to them continue to own a substantial amount of Demand Media common stock and options to purchase Demand Media stock. The direct interests of our directors and officers and related entities in common stock of Demand Media could create, or appear to create, potential conflicts of interest with respect to matters involving both Demand Media and us that could have different implications for Demand Media than they do for us.

        As a result of the foregoing, there may be the potential for a conflict of interest when Rightside or Demand Media consider acquisitions and other corporate opportunities that may be suitable for each of them. In addition, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Demand Media and us regarding the terms of the agreements governing the internal reorganization, the distribution and the relationship thereafter between the companies, including with respect to the indemnification of certain matters. From time to time, we may enter into transactions with Demand Media and/or its subsidiaries or other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to our Company, Demand Media, or any of their subsidiaries or affiliates as would be the case where there is no overlapping officer or director or ownership of both companies. See "Certain Relationships and Related Party Transactions—Policies and Procedures for Related Party Transactions" below for a discussion of certain procedures we will institute to help ameliorate any such potential conflicts that may arise.

Our overlapping directors and executive officers with Demand Media may result in the diversion of corporate opportunities to and other conflicts with Demand Media and provisions in our amended and restated certificate of incorporation may provide us no remedy in that circumstance.

        Our amended and restated certificate of incorporation will acknowledge that our directors and officers may also be serving as directors, officers, employees or agents of Demand Media and its subsidiaries and that we may engage in business transactions with such entities. We will renounce our rights to business opportunities offered to overlapping officers and/or directors in which we or any of our subsidiaries could have an interest or expectancy (other than business opportunities that (A) are expressly presented or offered to an overlapping officer or director in his or her capacity as a director or officer of Rightside, and (B) the overlapping officer or director believes we have, or could reasonably be expected to have, the resources necessary to exploit). In addition, our amended and restated certificate of incorporation will provide that no director or officer of our Company who is also serving as a director, officer, employee or agent of Demand Media and its subsidiaries will be liable to us or our stockholders for breach of any fiduciary duty that would otherwise exist by reason of the fact that any such individual directs a corporate opportunity to Demand Media or any of its subsidiaries instead of us, or does not refer or communicate information regarding such corporate opportunities to us. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, assignments and transactions (and amendments, modifications or terminations thereof) between us and Demand Media or any of its subsidiaries and, to the fullest extent permitted by law, provide that the actions of the overlapping directors or officers in connection therewith are not breaches of fiduciary duties owed to us, any of our subsidiaries or our or their respective stockholders. See "Description of Our Capital Stock—Certain Corporate Opportunities and Conflicts."

Potential indemnification obligations to Demand Media pursuant to the Distribution Agreement could materially and adversely affect our company.

        Among other things, the Distribution Agreement provides for indemnification obligations designed to make our company financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the spin-off. If we are required to indemnify Demand Media under the circumstances set forth in the Distribution Agreement, we may be subject to substantial liabilities.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

        The distribution is subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (i) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return; and (ii) the entity: (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer; (b) has unreasonably small capital with which to carry on its business; or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or Demand Media or any of our respective subsidiaries) may bring an action alleging that the distribution or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, voiding our claims against Demand Media, requiring our stockholders to return to Demand Media some or all of the shares of our common stock issued in the distribution, or providing Demand Media with a claim for money damages against us in an amount equal to the difference between the consideration received by Demand Media and our fair market value at the time of the distribution.

        The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction's law is applied. Generally, an entity would be considered insolvent if (i) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (ii) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (iii) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (iv) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that we, Demand Media or any of our respective subsidiaries were solvent at the time of or after giving effect to the distribution.

        The distribution of our common stock is also subject to review under state corporate distribution statutes. Under the General Corporation Law of the State of Delaware (the "DGCL"), a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although Demand Media intends to make the distribution of our common stock entirely from surplus, we cannot assure you that a court will not later determine that some or all of the distribution to Demand Media stockholders was unlawful.

 Risks Relating to Owning Our Common Stock

An active, liquid and orderly market for our common stock may not develop or be sustained, and the trading price of our common stock is likely to be volatile.

        Prior to the separation, there has been no public market for shares of our common stock. It is anticipated that on or shortly prior to the record date for the distribution of our common stock, trading of shares of our common stock would begin on a "when-issued" basis and such trading would continue up to and including the distribution date. However, an active trading market for our common stock may not develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The trading price of our common stock following the distribution is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this Information Statement, these factors include:

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  actual or anticipated fluctuations in our quarterly financial condition and operating performance;

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  the operating and stock price performance of similar companies;

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  a shift in our investor base;

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  introduction of new services by us or our competitors;

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  success or failure of our business strategy;

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  our ability to obtain financing as needed;

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  changes in accounting standards, policies, guidance, interpretations, or principles;

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  the overall performance of the equity markets;

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  the number of shares of our common stock publicly owned and available for trading;

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  threatened or actual litigation or governmental investigations;

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  changes in laws or regulations affecting our business, including tax legislation;

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  announcements by us or our competitors of significant acquisitions or dispositions;

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  any major change in our board of directors or management;

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  changes in earnings estimates by securities analysts or our ability to meet earnings guidance;

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  publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts;

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  large volumes of sales of our shares of common stock by existing stockholders;

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  investor perception of us and our industry; and

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  general political and economic conditions, and other external factors.

        In addition, the stock market in general, and the market for Internet-related companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our stock shortly following the distribution. This may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources, and harm our business, financial condition and results of operation.

Your percentage of ownership in us may be diluted in the future.

        As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees.

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

        While we have no specific plan to issue preferred stock, our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more series of preferred stock having such designation, powers, privileges, preferences, including preferences over our common stock respecting dividends and distributions, terms of redemption and relative participation, optional, or other rights, if any, of the shares of each such series of preferred stock and any qualifications, limitations or restrictions thereof, as our board of directors may determine. The terms of one or more series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. For a more detailed description, see "Description of Our Capital Stock—Preferred Stock."

The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

        The shares of our common stock that Demand Media will distribute to its stockholders in the distribution generally may be sold immediately in the public market. Demand Media stockholders could sell our common stock received in the distribution if we do not fit their investment objectives, such as minimum market capitalization requirements or specific business sector focus requirements, or, in the case of index funds, if we are not part of the index in which they invest. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after the distribution, and the perception that these sales could occur may also depress the market price of our common stock. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

        We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of our Company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

For as long as we are an "Emerging Growth Company," we will be exempt from certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies, and we cannot be certain if the reduced reporting requirements applicable to "Emerging Growth Companies" will make our common stock less attractive to investors.

        In April 2012, President Obama signed into law the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for "Emerging Growth Companies," including certain requirements relating to accounting standards and compensation disclosure. We are classified as an "Emerging Growth Company," which is defined as a company with annual gross revenue of less than $1.0 billion, that has been a public reporting company for a period of less than five years, and that does not have a public float of $700.0 million or more in securities held by non-affiliated holders. We will remain an "Emerging Growth Company" until the earliest to occur of:

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  the last day of the fiscal year during which our total annual revenue equals or exceeds $1.0 billion (subject to adjustment for inflation),

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  the last day of the fiscal year in which we become a "large accelerated filer" under the Exchange Act, or

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  the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt.

        For as long as we are an "Emerging Growth Company," which may be up to five full fiscal years, if we elect to take advantage of applicable JOBS Act provisions, unlike other public companies, we will not be required to (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (iii) comply with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB"), such as requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iv) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (v) provide certain disclosure regarding executive compensation required of larger public companies or (vi) hold nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be adversely affected and more volatile.

        As noted above, under the JOBS Act, "Emerging Growth Companies" can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We will not take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies. Our election not to take advantage of the extended transition period is irrevocable.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting and will be subject to other requirements that will be burdensome and costly. We may not timely complete our analysis of our internal control over financial reporting, or these internal controls may be determined to be ineffective, which could adversely affect investor confidence in our Company and, as a result, the value of our common stock.

        We have historically operated our business as part of a larger public company. Following consummation of the separation, we will be required to file with the SEC annual, quarterly and current reports that are specified in Section 13 of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including the requirements of Nasdaq, and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

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  prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and the Nasdaq Listing Rules;

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  create or expand the roles and duties of our board of directors and committees of the board of directors;

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  institute more comprehensive financial reporting and disclosure compliance functions;

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  supplement our internal accounting and auditing function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

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  enhance and formalize closing procedures at the end of our accounting periods;

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  enhance our internal audit function;

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  enhance our investor relations function;

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  establish new internal policies, including those relating to disclosure controls and procedures; and

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  involve and retain to a greater degree outside counsel and accountants in the activities listed above.

        These changes will require a significant commitment of additional resources, particularly after we are no longer an "Emerging Growth Company." We may not be successful in implementing these requirements and implementing them could adversely affect our business or results of operations. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, which could harm our brand and operating results.

        Effective internal controls are necessary for us to provide reliable and accurate financial reports and effectively prevent fraud. We expect to devote significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act, including costs associated with auditing and legal fees and accounting and administrative staff. In addition, Section 404(a) under the Sarbanes-Oxley Act requires that we assess the effectiveness of our controls over financial reporting. Our future compliance with the annual internal control report requirement will depend on the effectiveness of our financial reporting and data systems and controls across our operating subsidiaries. We expect these systems and controls to become increasingly complex to the extent that our business grows. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. We cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or cause us to suffer adverse regulatory consequences or violate applicable stock exchange listing rules. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

        Because we are an "Emerging Growth Company" under the JOBS Act, we will not be required to comply with Section 404(b) of the Sarbanes-Oxley Act, which would require our independent auditors to issue an opinion on their audit of our internal control over financial reporting, until the later of the year following our first annual report required to be filed with the SEC and the date we are no longer an "Emerging Growth Company." See "For as long as we are an "Emerging Growth Company," we will be exempt from certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies, and we cannot be certain if the reduced reporting requirements applicable to "Emerging Growth Companies" will make our common stock less attractive to investors" above. If, once we are no longer an "Emerging Growth Company," our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock, could decline.

Certain provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment and, therefore, may depress the trading price of our common stock.

        Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors, including, among other things:

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  a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

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  no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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  the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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  the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

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  limitations on the removal of directors;

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  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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  the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, the Chief Executive Officer, the president (in absence of a Chief Executive Officer) or our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

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  the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror from amending our certificate of incorporation or bylaws to facilitate a hostile acquisition;

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  the ability of our board of directors, by majority vote, to amend the bylaws, which may allow our board of directors to take additional actions to prevent a hostile acquisition and inhibit the ability of an acquiror from amending the bylaws to facilitate a hostile acquisition; and

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  advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

        We believe these provisions protect our stockholders from coercive or harmful takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with adequate time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. These provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

        We are also subject to certain anti-takeover provisions under Delaware law. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, our board of directors has approved the transaction.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

        We do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock, which may never occur, will provide a return to stockholders. Investors seeking cash dividends should not invest in our common stock.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

        Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine. Our certificate of incorporation further provides that any person or entity purchasing or acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision in our amended and restated certificate of incorporation may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Information Statement, including the sections entitled "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" contains forward-looking statements. All statements other than statements of historical facts contained in this Information Statement, including statements regarding our future results of operations and financial position, including preliminary financial results for the three months ended March 31, 2014, business strategy and plans and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our estimates of our financial results and our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Information Statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Such risks or uncertainties may also give rise to future claims and increase exposure to contingent liabilities. These risks and uncertainties arise from (among other factors) the following:

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  our failure to secure an adequate number of new gTLDs;

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  any delay or limitation in the introduction of new gTLDs;

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  the intense competition within the domain name services industry;

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  any changes by ICANN to the rules governing domain name registries and registrars;

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  the difficulty in predicting the level of consumer demand for new gTLDs;

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  our reliance on key customers and strategic relationships for the success of our business;

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  the inability to complete the separation due to the failure to satisfy conditions to completion of such transaction;

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  the failure of the separation to occur for any other reason;

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  the less diversified nature of our business and operations after the separation;

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  the effect of the spin-off on our business relationships, operating results and business generally;

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  tax and other legal compliance risks, the violation of which may adversely affect our business and operations;

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  lack of operating history as a stand-alone public company; and

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  risks associated with our capital structure, liquidity and access to capital.

        These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Information Statement.

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Information Statement to conform these statements to actual results or to changes in our expectations.

        You should read this Information Statement and the documents that we reference in this Information Statement and have filed with the SEC as exhibits to the Registration Statement on Form 10 of which this Information Statement is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

 THE SPIN-OFF

General

        The board of directors of Demand Media, our parent company, has announced its intention to spin off Rightside as an independent, publicly traded company, to be accomplished by means of a pro rata dividend of all of our common stock to Demand Media's stockholders as of the record date. Following the spin-off, Demand Media will no longer own any equity interest in us, and we will operate as an independent, publicly traded company. We have applied to list our common stock on Nasdaq under the symbol "NAME."

        We were incorporated as a Delaware corporation in July 2013. We currently do not have any material assets or liabilities, nor do we engage in any business or other activities and, other than in connection with and in anticipation of the spin-off, will not acquire or incur any material assets or liabilities, nor will we separately engage in any business or other activities, in each case prior to the spin-off. The domestic operations associated with Demand Media's domain name services business have historically been conducted primarily through eNom, Incorporated and its subsidiaries. In addition, our business of acquiring valuable domain names (such as map.com) and providing advertising for these and our customers' domain names has been conducted through another subsidiary of Demand Media, Hot Media, Inc. Furthermore, a separate Irish subsidiary of Demand Media, DMIH Limited (through Rightside Registry) has acquired or secured an interest in applications to acquire the rights to operate a number of gTLDs in connection with the New gTLD Program. Under the New gTLD Program, in the fourth quarter of 2013, DMIH Limited (through its subsidiary, Rightside Domains Europe Limited) began providing domain name registry platform related services. In connection with and prior to the spin-off, Demand Media will contribute or otherwise convey to us, among other things, all of the outstanding equity interests in eNom, DMIH Limited, and certain other subsidiaries that own or operate assets related to our domain name services business. Further, certain assets of DMIH Limited that relate to the media business will be transferred to Demand Media. After the transaction, Demand Media will continue to own and operate its content and media businesses as a separate and independent, publicly traded company.

        We currently have one class of authorized common stock. All of our issued and outstanding common stock is owned by Demand Media and no shares of preferred stock are outstanding. All shares of our common stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock or securities. We expect approximately             million shares of our common stock will be distributed in the spin-off based on the number of shares of Demand Media common stock we expect to be outstanding on the record date.

        Demand Media stockholders will be asked to approve a reverse stock split of Demand Media's outstanding and treasury shares of common at a reverse stock split ratio of 1-for-5, 1-for-6, 1-for-7, 1-for-8, 1-for-9, 1-for-10, 1-for-11 or 1-for-12, with the ratio to be determined by the Demand Media board of directors prior to the distribution (the "Reverse Stock Split") at a meeting of stockholders to be held prior to the distribution date. If the Reverse Stock Split is approved, the Demand Media board of directors will establish the reverse stock split ratio prior to the distribution (based on the ratios approved at the meeting of stockholders). The Reverse Stock Split is expected to be implemented immediately following the distribution and is expected to impact the trading price of shares of Demand Media common stock. Holders of Demand Media common stock will receive cash in lieu of any fractional shares of Demand Media common stock resulting from the Reverse Stock Split.

        On            , the distribution date, each stockholder holding shares of Demand Media common stock that were outstanding as of    p.m., New York City time, on               , the record date, will be entitled to receive, in respect of            shares of Demand Media common stock, one share of Rightside common stock, as described below. Immediately following the distribution, Demand Media's stockholders will own 100% of the outstanding common stock of Rightside and Demand Media will not hold any of our outstanding capital stock. You will not be required to make any payment, surrender or exchange your common shares of Demand Media or take any other action to receive your shares of Rightside common stock.

        Holders of Demand Media common stock will continue to hold their shares in Demand Media. We do not require and are not seeking a vote of Demand Media's stockholders in connection with the spin-off, and Demand Media's stockholders will not have any dissenters' rights or appraisal rights in connection with the spin-off.

        Before the distribution, we will enter into the Distribution Agreement and other agreements with Demand Media to effect the distribution and provide a framework for our relationship with Demand Media after the distribution. These agreements will govern the relationship between Demand Media and us up to and subsequent to the completion of the distribution. We describe these arrangements in greater detail under "Certain Relationships and Related Party Transactions—Agreements between Demand Media and Rightside Relating to the Separation" and describe some of the risks of these arrangements under "Risk Factors—Risks Relating to the Spin-Off."

        The distribution of shares of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, Demand Media has the right not to complete the spin-off if, at any time prior to the distribution, its board of directors determines, in its sole discretion, that the spin-off is not in the best interests of Demand Media or its stockholders, or that it is not advisable for us to separate from Demand Media. For a more detailed description of these conditions, see "—Conditions to the Spin-Off."

Reasons for the Spin-Off

        In February 2013, Demand Media's board of directors authorized a plan to explore separating Demand Media into two independent, publicly traded companies: a pure-play Internet-based content and media company and a pure-play domain name services company. This determination was made based, in part, on Demand Media's board of directors' belief that the tax-free distribution of Rightside shares to Demand Media stockholders was the most efficient manner to separate our business from Demand Media's content and media business. Demand Media's board of directors also believes separating us from Demand Media would provide financial, operational and managerial benefits to both Demand Media and us, including, but not limited to, the following:

  •
  Direct Access to Capital and Tailored Capital Structure.  We believe that as a stand-alone company we can better attract investors with the opportunity to invest solely in the domain name services business, which will enhance our ability to directly access the debt and equity capital markets to fund our growth strategy and to establish a capital structure tailored to our business needs. We believe that this will increase our investor base and equity valuation. In addition, we believe that the separation will enhance our ability to raise capital needed to take advantage of growth opportunities, including possible future stock issuances as a result of creating our own independent, publicly traded stock.

  •
  Ability to Use Equity as Consideration for Acquisitions.  We believe the spin-off will provide each of Demand Media and us with enhanced flexibility to use our respective stock as consideration in pursuing certain financial and strategic objectives, including mergers and acquisitions involving other companies or businesses engaged in our respective industries. We believe that we will be able to more easily facilitate future strategic transactions with businesses in our industry through the use of our stand-alone stock as consideration. Although we have no current plans to engage in a merger or similar transaction with any particular company, we believe that potential targets in our industry are often more interested in receiving stock of a company, the value of which is tied directly to the domain name services business, rather than stock of a more diversified company in which value is tied to a number of other businesses in addition to the domain name services business. Further, Demand Media believes that potential acquisition targets of some of its other businesses would be more interested in pursuing transactions in which they received stock, the value of which is not tied, in part, to the domain name services business.

  •
  Strategic Focus.  We and Demand Media are distinct, complex enterprises with different opportunities, challenges, strategies, and means of doing business. The two businesses are characterized by substantially different (i) technologies, products, product development practices and product life cycles; (ii) end markets, customers and channels; (iii) capital requirements; (iv) revenue and earnings growth rates and margins; (v) barriers to entry; (vi) pricing models; and (vii) competitive landscapes. We believe the spin-off will allow each independent company to design and implement corporate strategies and policies that are based on the industries that it serves and its specific business characteristics.

  •
  Improved Management Incentive Tools.  We expect to use equity-based incentive awards to compensate current and future employees. Following the distribution, appreciation in the value of shares underlying our equity-based awards granted to our employees will no longer be impacted by the performance of Demand Media's other businesses. Rather, equity-based incentive awards granted to our employees following the distribution will be tied directly to the performance of our domain name services company, providing employees with incentives more closely linked to the achievement of our specific performance objectives. We believe that offering equity compensation tied directly to our performance will assist in attracting and retaining qualified personnel, especially in light of the fact that many of our competitors have the ability to provide employees with equity compensation tied directly to the domain name services business.

  •
  Focused Management; Capital Resources.  We believe the separation will allow executive management of each company to better allocate resources to the development and implementation of corporate strategies and initiatives that are focused directly on the specific business characteristics of the respective companies without the need to consider the effect those decisions may have on the other company.

        In addition, the Demand Media board of directors believes that the public markets and securities analysts have a difficult time valuing Demand Media's business because of the combination of our business activities focused on domain name services and Demand Media's other business activities primarily focused on content and media assets and services. Therefore, public market participants may not fully understand or properly value each of the business units, and it is more difficult to compare Demand Media to companies that primarily operate in only one of these business lines. As a result, the Demand Media board of directors believes that (i) by separating us from Demand Media and creating an independent company focused on domain name services, it will be easier for investors and analysts to better understand the business strengths and future prospects of each company's respective businesses; and (ii) over time, this could result in better stock market analysis and a higher aggregate value for our and Demand Media common stock on a combined basis, which could exceed the pre-spin-off value of Demand Media common stock. Additionally, the Demand Media board of directors believes that a higher aggregate equity value will help facilitate some of the other business purposes of the spin-off, particularly by limiting the dilutive effect of equity issuances in connection with capital raising transactions, employee compensation arrangements, and business acquisitions. However, we cannot assure you that following the spin-off the aggregate value of our common stock and Demand Media common stock will ever exceed the pre-spin-off value of Demand Media common stock, and it is possible that our common stock will come under initial selling pressure, which could adversely affect the value of our common stock in the near term.

        Demand Media's board of directors also considered a number of potentially negative factors in evaluating the separation, including, in the case of both companies, increased operating costs, disruptions to the businesses as a result of the separation, the risk of being unable to achieve expected benefits from the separation, the risk that the separation might not be completed, the initial costs of the separation and the risk that the common stock of one or both companies may come under initial selling pressure if investors are not interested in holding an investment in one or both businesses following the separation.

        Demand Media's board of directors considered several factors that might have a negative effect on Demand Media in particular as a result of the separation, including that the separation would eliminate from Demand Media the valuable businesses of Rightside in a transaction that produces no direct economic consideration for Demand Media and the limitations placed on Demand Media as a result of the Tax Matters Agreement and other agreements it is expected to enter into with Rightside in connection with the spin-off. Because we will no longer be a wholly owned subsidiary of Demand Media, the distribution also will affect the terms of, or limit the incentive for, or the ability of Demand Media to pursue, cross-company business transactions and initiatives with Rightside since, as separate public companies, such transactions and initiatives will need to be assessed by each company in light of its respective strategic priorities and objectives. Finally, following the distribution, Demand Media and its remaining businesses will need to absorb certain corporate and administrative costs previously allocated in part to the domain name services business.

        Demand Media's board of directors also considered certain aspects of the separation that may be adverse to Rightside, including the loss of the ability to obtain capital resources from Demand Media or pursue cross-company business transactions, the limitations placed on Rightside as a result of the Tax Matters Agreement and other agreements it is expected to enter into with Demand Media in connection with the spin-off, and the ongoing costs of our operating as a separate, publicly traded company. In addition, Rightside's common stock may come under temporary selling pressure in the short-term period following the spin-off as certain Demand Media stockholders may sell their shares in Rightside because Rightside, as a separate business, does not fit their investment priorities, such as minimum market capitalization requirements, projected growth rates or specific business sector focus requirements. Moreover, certain other near-term factors such as a lack of historical financial and performance data as an independent company may initially limit investors' ability to appropriately value Rightside's common stock. See "Risk Factors—Risks Relating to Owning Our Common Stock—The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock."

        Notwithstanding these potentially negative factors, however, the board of directors of Demand Media determined that the separation was the best alternative to enhance stockholder value taking into account the factors discussed above.

Manner of Effecting the Spin-Off

        Pursuant to the Distribution Agreement, the distribution will be effective as of            New York City time, on             , the distribution date. As a result of the spin-off, on the distribution date, each Demand Media stockholder will receive one share of Rightside common stock for every             shares of Demand Media common stock owned by such holder and outstanding as of the record date. In order to receive shares of our common stock in the spin-off, a Demand Media stockholder must be a stockholder at             p.m., New York City time, on            . The distribution will be pro rata to stockholders holding shares of Demand Media common stock that are outstanding as of the record date.

        DEMAND MEDIA STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR

EXCHANGE SHARES OF DEMAND MEDIA COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF DEMAND MEDIA STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND DEMAND MEDIA STOCKHOLDERS HAVE NO DISSENTERS' RIGHTS OR APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

        See "—Material U.S. Federal Income Tax Consequences" for an explanation of the material U.S. federal income tax consequences of the separation.

        Fractional shares of our common stock will not be issued to Demand Media stockholders as part of the distribution or credited to book-entry accounts. In lieu of receiving fractional shares, each holder of Demand Media common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which generally will be taxable to such holder. Each stockholder should have a maximum of less than one fractional share pursuant to this transaction. The transfer agent will, as soon as practicable after the distribution date, aggregate fractional shares of our common stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to Demand Media stockholders otherwise entitled to fractional interests in our common stock. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the transfer agent in the open market shortly after the distribution date. None of Demand Media, our Company or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor Demand Media will pay any interest on the proceeds from the sale of fractional shares.

        If you own shares of Demand Media common stock as of the close of business on the record date, the shares of Rightside common stock that you are entitled to receive will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in the distribution. If you sell shares of Demand Media common stock in the market up to and including the distribution date, however, you may be selling your right to receive shares of Rightside common stock in the distribution.

        Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your shares of Demand Media common stock and you are the registered holder of the Demand Media shares represented by those certificates, the transfer agent will mail to you an account statement that indicates the number of shares of Rightside common stock that have been registered in book-entry form in your name. See "—Results of the Separation; Listing of Rightside Common Stock and Trading of Demand Media Common Stock."

        Most Demand Media stockholders hold their shares of Demand Media common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in "street name" and ownership would be recorded on the bank or brokerage firm's books. If you hold your shares of Demand Media common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Rightside common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in "street name," we encourage you to contact your bank or brokerage firm at any time following the approval of the separation.

        Demand Media is expected to establish a "blackout period" beginning as early as            and continuing through the record date, during which time no Demand Media equity awards or employee stock options may be exercised and no Demand Media shares will be repurchased by Demand Media. Assuming approximately            shares of Demand Media common stock are outstanding as of the

record date (which was the actual number of shares outstanding as of            ), the number of shares of Rightside common stock to be distributed, and the number of shares of Rightside which will be outstanding immediately following the separation, will be approximately            . The separation will not affect the number of outstanding shares of Demand Media common stock or any rights of Demand Media's stockholders.

Conditions to the Spin-Off

        The distribution is subject to the satisfaction or waiver of a number of conditions, including the following:

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  the board of directors of Demand Media, in its sole discretion, will have authorized and approved the spin-off and not withdrawn such authorization and approval, and will have declared the dividend of our common stock to Demand Media stockholders;

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  the SEC will have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, and no stop order relating to the Registration Statement on Form 10 shall be in effect;

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  we will have mailed this Information Statement to the holders of record of Demand Media common stock on the record date;

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  the Distribution Agreement and each other agreement to be executed in connection with the spin-off will have been executed by each party thereto and no party will be in material breach of any such agreement;

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  our common stock will have been accepted for listing on Nasdaq, subject to official notice of issuance;

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  Demand Media's receipt of a private letter ruling from the IRS, which was received on January 31, 2014, together with an opinion of Latham & Watkins LLP, tax counsel to Demand Media, substantially to the effect that, among other things, the separation will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

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  Rightside's amended and restated certificate of incorporation and amended and restated bylaws, each in substantially the form filed as exhibits to the Registration Statement on Form 10 of which this Information Statement is a part, are in effect;

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  all actions and filings necessary or appropriate under applicable federal or state laws in connection with the spin-off will have been taken;

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  no order, injunction or decree that would prevent the consummation of the distribution is threatened, pending or issued (and still in effect) by any governmental authority of competent jurisdiction, no other legal restraint or prohibition preventing consummation of the distribution is pending, threatened, issued or in effect and no other event has occurred or failed to occur that prevents the consummation of the distribution; and

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  any material governmental approvals and other consents necessary to consummate the spin-off, including any waivers required under Demand Media's credit facility, have been obtained.

        Demand Media's credit agreement permits the separation to occur subject to certain conditions, including pro forma compliance with the affirmative and negative covenants, including the financial covenants, set forth in the credit agreement, and maintenance of a minimum level of liquidity and a minimum trailing four quarter Adjusted EBITDA (as defined in the credit agreement) after giving effect to the separation. Demand Media does not currently expect that its trailing four quarter Adjusted EBITDA after giving effect to the separation will meet the minimum requirement set forth in the credit agreement and anticipates that it will need to obtain a waiver of this requirement from the lenders under its credit agreement in order to consummate the separation.

        The fulfillment of the foregoing conditions will not create any obligation on Demand Media's part to effect the spin-off. Except as described in the foregoing, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained. Demand Media has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Demand Media determines, in its sole discretion, that the spin-off is not in the best interests of Demand Media or its stockholders, or that it is not advisable for us to separate from Demand Media.

Results of the Separation; Listing of Rightside Common Stock and Trading of Demand Media Common Stock

        There is not currently a public market for our common stock. We have applied to list Rightside's common stock on Nasdaq under the symbol "NAME." We expect that a "when-issued" market in Rightside common stock may develop shortly prior to the record date, and we will announce the when-issued trading symbol of Rightside when and if it becomes available. "When-issued trading" refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for the Rightside common stock that will be distributed to Demand Media stockholders on the distribution date. If you own shares of Demand Media common stock at the close of business on the record date, you will be entitled to shares of Rightside common stock distributed pursuant to the separation. You may trade this entitlement to shares of Rightside common stock, without the shares of Demand Media common stock you own, on the when-issued market. On the first trading day following the distribution date, we expect that when-issued trading with respect to Rightside common stock will end and regular-way trading will begin. "Regular-way trading" refers to normal trading transactions, which are settled by delivery of the securities against payment on the third business day after the transaction.

        It is also anticipated that, shortly prior to the record date and continuing up to and including the distribution date, there will be two markets for Demand Media common stock: a "regular-way" market and an "ex-distribution" market. Shares of Demand Media common stock that trade on the regular-way market will trade with an entitlement to shares of Rightside common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of Rightside common stock distributed pursuant to the distribution. Therefore, if you sell shares of Demand Media common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of Rightside common stock in the distribution. However, if you own Demand Media common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of Rightside common stock that you would otherwise be entitled to receive pursuant to the distribution.

        We cannot assure you as to the price at which our common stock will trade before, on or after the distribution date and, depending upon a number of factors, some of which may be beyond our control, the price at which our common stock trades may fluctuate significantly. In addition, the combined trading prices of our common stock and Demand Media common stock held by stockholders after the distribution may be less than, equal to or greater than the pre-spin-off trading price of Demand Media common stock prior to the distribution.

        The shares of our common stock distributed to Demand Media stockholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us or shares subject to contractual restrictions. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include certain of our officers, directors and significant stockholders. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, or in compliance with Rule 144 under the Securities Act.

Material U.S. Federal Income Tax Consequences

        The following is a summary of the material U.S. federal income tax consequences of the distribution to U.S. holders, as defined below, of Demand Media common stock that receive shares of Rightside common stock in the distribution. This discussion is not a complete analysis of all of the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, the Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative interpretations and pronouncements of the IRS (including interpretations and pronouncements expressed in private letter rulings that are binding on the IRS only with respect to the particular taxpayers that received the rulings), all as in effect as of the date of this Information Statement. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below.

        This discussion is limited to U.S. holders of Demand Media common stock that hold their shares of Demand Media common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

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  banks, insurance companies and certain financial institutions;

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  partnerships and other pass-through entities;

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  regulated investment companies and real estate investment trusts;

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  dealers, brokers or traders in securities or currencies;

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  holders whose functional currency is not the U.S. dollar;

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  holders subject to alternative minimum tax;

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  tax-exempt organizations;

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  holders who are not U.S. holders;

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  tax deferred or other retirement accounts;

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  holders who acquired Demand Media common stock pursuant to the exercise of employee stock options or otherwise as compensation; and

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  persons holding the Demand Media common stock as part of a "straddle," "hedge," "conversion transaction" or other risk reduction transaction.

        For purposes of this summary, a "U.S. holder" is a beneficial owner of Demand Media common stock that is, for U.S. federal income tax purposes:

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  an individual who is a citizen or a resident of the United States;

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  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state therein or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust (1) the administration of which is subject to the primary supervision of a U.S. court and all substantial decisions of which are controlled by one or more U.S. persons or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Demand Media common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Demand Media common stock should consult its tax advisor regarding the tax consequences of the distribution.

        Demand Media received a private letter ruling from the IRS on January 31, 2014 to the effect that, among other things, the distribution, and certain related transactions, will qualify for tax-free treatment under the Code, except to the extent a Demand Media stockholder receives cash in lieu of fractional shares of Rightside common stock. Although the private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the private letter ruling request are untrue or incomplete in any material respect, Demand Media will not be able to rely on the ruling. Furthermore, the IRS does not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under the Code. Rather, the ruling is based upon representations by Demand Media that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling.

        In addition, Demand Media expects to receive an opinion from Latham & Watkins LLP substantially to the effect that, among other things, the distribution and certain related transactions will qualify for tax-free treatment under the Code, except to the extent a Demand Media stockholder receives cash in lieu of fractional shares of Rightside common stock. This opinion will address all of the requirements necessary for the distribution and certain related transactions to qualify for tax-free treatment under the Code and will be based on, among other things, certain assumptions and representations made by Demand Media and Rightside, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached in such opinion. In addition, the opinion will rely on the IRS private letter ruling as to matters covered by the ruling. This opinion will be based on the law in effect on the date of the opinion. The opinion will not be binding on the IRS or the courts, and Latham & Watkins LLP has no obligation to update its opinion subsequent to its date.

        On the basis of the private letter ruling Demand Media received and the opinion Demand Media expects to receive:

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  Except for any cash received in lieu of a fractional share of Rightside common stock, a Demand Media stockholder will not recognize any income, gain or loss as a result of the receipt of Rightside common stock in the distribution.

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  A U.S. holder's holding period for Rightside common stock received in the distribution (including any fractional shares in Rightside for which cash is received) will include the period for which that stockholder's Demand Media common stock was held.

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  A U.S. holder's tax basis in Rightside common stock received in the distribution (including any fractional shares in Rightside for which cash is received) will be determined by allocating to that common stock, on the basis of the relative fair market values of Demand Media common stock and Rightside common stock at the time of the distribution, a portion of the stockholder's basis in his or her Demand Media common stock. A U.S. holder's basis in his or her Demand Media common stock will be decreased by the portion allocated to Rightside common stock. Within a reasonable period of time after the distribution, Demand Media will provide its stockholders who receive Rightside common stock pursuant to the distribution with information for calculating their tax bases in Rightside common stock and Demand Media common stock.

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  The receipt of cash in lieu of a fractional share of Rightside common stock generally will be treated as a sale of the fractional share of Rightside common stock, and a U.S. holder will recognize gain or loss equal to the difference between the amount of cash received and the holder's basis in the fractional share of Rightside common stock, as determined above. The gain or loss will be long-term capital gain or loss if the holding period for the fractional share of Rightside common stock, as determined above, is greater than one year.

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  Neither Rightside nor Demand Media will generally recognize a taxable gain or loss as a result of the distribution.

        If the distribution and certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Demand Media would recognize taxable gain with respect to its distribution of Rightside common stock to the U.S. holders in an amount equal to the excess of the fair market value of Rightside common stock over Demand Media's tax basis therein. In addition, the receipt by U.S. holders of Rightside common stock would be a taxable distribution, and each stockholder that participated in the distribution would be treated as receiving a distribution equal to the fair market value of Rightside common stock that was distributed to such holder. Such a distribution would constitute a dividend for U.S. federal income tax purposes to the extent paid from Demand Media's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as a dividend would constitute a return of capital and would first be applied against and reduce a U.S. holder's tax basis in the Demand Media common stock, but not below zero. Any excess would be treated as gain realized on the sale or other disposition of the Demand Media common stock.

        Even if the distribution and certain related transactions otherwise qualify for tax-free treatment under the Code, the distribution and certain related transactions may be disqualified as tax-free to Demand Media and would result in a significant U.S. federal income tax liability to Demand Media (but not to U.S. holders) under Section 355(e) of the Code if the distribution and certain related transactions were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value in Demand Media or Rightside. For this purpose, any acquisitions of Demand Media's stock or Rightside's stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or Demand Media may be able to rebut that presumption. The process for determining whether a prohibited acquisition has occurred under the rules described in this paragraph is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Demand Media or Rightside might inadvertently cause or permit a prohibited change in the ownership of Demand Media or Rightside to occur, thereby triggering tax to Demand Media, which could have a material adverse effect. If such an acquisition of Rightside stock or Demand Media's stock triggers the application of Section 355(e), Demand Media would recognize taxable gain equal to the excess of the fair market value of Rightside common stock held by Demand Media immediately before the distribution over Demand Media's tax basis in Rightside common stock, but the distribution would still be tax-free to U.S. holders.

        Payments of cash in lieu of a fractional share of any common stock of Rightside made in connection with the distribution may, under certain circumstances, be subject to backup withholding, unless a U.S. holder provides proof of an applicable exception or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the holder's U.S. federal income tax liability, provided that the holder furnishes the required information to the IRS.

        Under the Tax Matters Agreement, Demand Media and Rightside may be required to indemnify the other party against all or a portion of the taxes incurred by such other party in the event the distribution and certain related transactions were to fail to qualify for tax-free treatment under the Code. See "Certain Relationships and Related Party Transactions—Agreements between Demand Media and Rightside Relating to the Separation—Tax Matters Agreement" for a more detailed discussion of the Tax Matters Agreement. Further, even if Rightside is not responsible for tax liabilities of Demand Media and its subsidiaries under the Tax Matters Agreement, Rightside nonetheless could be liable under applicable tax law for such liabilities if Demand Media were to fail to pay them. If Rightside is required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant.

        Treasury Regulations require U.S. holders that own five percent (by vote or value) of the total outstanding Demand Media common stock or own Demand Media securities with an aggregate tax basis of $1 million or more and that receive shares of Rightside stock in the distribution to attach to their U.S. federal income tax return for the year in which shares of Rightside stock are received a detailed statement setting forth certain specified information related to the distribution. Within a reasonable period of time after the distribution, Demand Media will provide its stockholders who receive Rightside common stock pursuant to the distribution with the information necessary to comply with such requirement. U.S. holders should consult their tax advisors regarding these tax reporting requirements.

        EACH U.S. HOLDER SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH HOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Treatment of Demand Media Stock Options

        Options to purchase common stock of Demand Media (referred to as "Demand Options") will be adjusted to (i) revise the exercise price and number of shares subject thereto to ensure that the Demand Options are not priced at more than 120% of the fair market value of the underlying shares, while preserving the approximate pre-adjustment value of the Demand Option and (ii) reflect the distribution as described below based on (A) whether the Demand Option will be vested or unvested as of the date of the distribution; and (B) whether the optionholder will be employed or engaged by Demand Media or Rightside (or their respective affiliates) following the distribution.

  Adjustment of Demand Option Exercise Price and Share Numbers

        We expect that, if approved by Demand Media's stockholders, then immediately prior to the distribution, each then-outstanding Demand Option that has an exercise price greater than 120% of Demand Media's common stock on the last trading day prior to the distribution will be adjusted by (i) reducing the per share exercise price of the Demand Option to approximately 120% of the price of Demand Media's common stock on the last trading day prior to the distribution and (ii) making a corresponding reduction in the number of shares of common stock subject to the Demand Option, so that the value of the Demand Option will be approximately equal before and after this adjustment is implemented. The adjustments described below will immediately follow this adjustment. If this adjustment to the Demand Options is approved by Demand Media's stockholders, then Demand Media's board of directors currently intends to accelerate all unvested Demand Media stock options immediately prior to the distribution.

  Vested Demand Options

        Each Demand Option that has vested as of the distribution date will be adjusted to reflect the distribution through conversion into an adjusted Demand Option and an option to purchase shares of Rightside common stock (referred to as a "Rightside Option"). The number of Rightside shares of common stock subject to the new Rightside Option will equal the product of (i) the number of Demand Media shares of common stock subject to the Demand Option immediately prior to the distribution (without taking into account the Reverse Stock Split), multiplied by (ii) the number of shares of Rightside common stock distributed per share of Demand Media common stock in connection with the distribution. The number of shares of Demand Media common stock subject to the post-distribution Demand Option will remain the same as the number of shares of Demand Media common stock subject to the Demand Option immediately prior to the distribution (and, if the Reverse Stock Split is approved, will be further adjusted upon the Reverse Stock Split). The exercise price of the Demand Option adjusted as provided above, as applicable immediately prior to the distribution will be allocated amongst the post-distribution Rightside Option and the post-distribution Demand Option proportionately based on the value of Rightside's common stock and Demand Media's common stock, respectively, after giving effect to the distribution relative to the value of Demand Media's common stock immediately prior to the distribution.

  Unvested Demand Options Held by Demand Continuing Employees

        Each Demand Option that has not vested as of the distribution date and which is held by an individual who will be employed or engaged, as applicable, by Demand Media or its affiliates immediately following the distribution (such individuals referred to as "Demand Continuing Employees") will be adjusted to reflect the distribution in the same manner as vested Demand Options (i.e., through conversion into an adjusted Demand Option and a Rightside Option).

  Unvested Demand Options Held by Rightside Employees

        Each Demand Option that has not vested as of the distribution date and which is held by an individual who will be employed or engaged, as applicable, by Rightside or its affiliates immediately following the distribution (such individuals referred to as "Rightside Employees") will be adjusted to reflect the distribution through conversion solely into a Rightside Option. The number of Rightside shares of common stock subject to the post-distribution Rightside Option will equal the product of (i) the number of Demand Media shares of common stock subject to the Demand Option immediately prior to the distribution (without taking into account the Reverse Stock Split), multiplied by (ii) a fraction, the numerator of which equals the value of Demand Media common stock immediately prior to the distribution, and the denominator of which equals the value of Rightside common stock after giving effect to the distribution. The exercise price of the Demand Option (adjusted as provided above, as applicable) immediately prior to the distribution will be divided by the same ratio in order to determine the exercise price of the post-distribution Rightside Option.

  General Terms of Post-Distribution Stock Options

        The post-distribution Demand Options and the Rightside Options generally will be subject to the same terms and conditions, including the same vesting provisions and exercise periods, as applied to the Demand Options immediately prior to the distribution. Following the distribution, in the case of pre-distribution Demand Options that are converted into both adjusted Demand Options and Rightside Options, continued employment or service, as applicable, at Demand Media (in the case of Demand Continuing Employees) or Rightside (in the case of Rightside Employees) or their respective affiliates, (i) will satisfy any continued employment or other continued service requirement for purposes of both the adjusted Demand Option and the Rightside Option, and (ii) will be deemed to constitute continued

employment or service, as applicable, at both Demand Media and Rightside for purposes of measuring applicable post-termination expiration periods.

        In addition, if a Demand Continuing Employee's pre-distribution Demand Option is subject to accelerated vesting provisions triggered either (i) by reference to a termination of employment or service with Demand Media (or its affiliates) and/or (ii) in connection with a change in control of Demand Media, the Rightside Option granted with respect to such pre-distribution Demand Option in connection with the distribution will be subject to the same acceleration provisions in connection with a termination of employment or service with Demand Media or its affiliates and/or a change in control of Demand Media (as applicable).

        If a Rightside Employee's pre-distribution Demand Option is subject to accelerated vesting provisions triggered either (i) by reference to a termination of employment or service with Demand Media (or its affiliates) and/or (ii) in connection with a change in control of Demand Media, then the Rightside Option granted in connection with the distribution with respect to such pre-distribution Demand Option will be subject to the same acceleration provisions in connection with a termination of employment or service with Rightside or its affiliates and/or a change in control of Rightside (as applicable).

Treatment of Demand Media RSUs

        Restricted stock unit awards covering shares of Demand Media common stock (referred to as "Demand RSU Awards") will be adjusted as described below based on whether the RSU holder is expected to be a Demand Continuing Employee or a Rightside Employee immediately following the distribution.

  Demand RSU Awards Held by Continuing Demand Employees

        Each Demand RSU Award held by a Demand Continuing Employee that was granted by Demand Media prior to March 1, 2014 will be adjusted to reflect the distribution through conversion into both an adjusted Demand RSU Award and a restricted stock unit award covering shares of Rightside common stock (referred to as a "Rightside RSU Award"). The number of shares of Rightside common stock covered by the post-distribution Rightside RSU Award will equal the product of (i) the number of shares of Demand Media common stock covered by the Demand RSU Award immediately prior to the distribution (without taking into account the Reverse Stock Split), multiplied by (ii) the number of shares of Rightside common stock distributed per share of Demand Media common stock in connection with the distribution. The number of shares of Demand Media common stock subject to the post-distribution Demand RSU Award will equal the number of shares of Demand Media common stock covered by the Demand RSU Award immediately prior to the distribution (and, if the Reverse Stock Split is approved, will be further adjusted upon the occurrence of the Reverse Stock Split).

        Each Demand Media RSU Award that is held by a Demand Continuing Employee that was granted by Demand Media on or after March 1, 2014 will be adjusted to reflect the distribution through conversion into a number of shares of Demand Media common stock equal to the product of (i) the number of shares of Demand Media common stock covered by the Demand RSU Award immediately prior to the distribution (without taking into account the Reverse Stock Split), multiplied by (ii) a fraction, the numerator of which equals the value of Demand Media common stock immediately prior to the distribution, and the denominator of which equals the value of Demand Media common stock immediately following the distribution.

  Demand RSU Awards Held by Rightside Employees

        Each Demand RSU Award held by a Rightside Employee will be adjusted to reflect the distribution through conversion into a Rightside RSU Award. The number of Rightside shares of common stock covered by the post-distribution Rightside RSU Award will equal the product of (i) the number of shares of Demand Media common stock covered by the Demand RSU Award immediately prior to the distribution (without taking into account the Reverse Stock Split), multiplied by (ii) a fraction, the numerator of which equals the value of Demand Media common stock immediately prior to the distribution, and the denominator of which equals the value of Rightside common stock after giving effect to the distribution.

  General Terms of Post-Distribution RSU Awards

        The post-distribution Demand RSU Awards and the Rightside RSU Awards generally will be subject to the same terms and conditions, including the same vesting and share payment timing provisions, as applied to the Demand RSU Awards immediately prior to the distribution. Following the distribution, in the case of pre-distribution Demand RSU Awards that are held by Demand Continuing Employees and are thus converted into both Demand RSU Awards and Rightside RSU Awards, continued employment or service, as applicable, at Demand Media or its affiliates will satisfy any continued employment or other continued service requirement for purposes of both the Demand RSU Award and the Rightside RSU Award.

        In addition, if a Demand Continuing Employee's pre-distribution Demand RSU Award is subject to accelerated vesting provisions triggered either (i) by reference to a termination of employment or service with Demand Media (or its affiliates) and/or (ii) in connection with a change in control of Demand Media, the Rightside RSU Award granted in connection with the distribution with respect to such pre-distribution Demand RSU Award (if any) will be subject to the same acceleration provisions in connection with a termination of employment or service with Demand Media or its affiliates and/or a change in control of Demand Media (as applicable). If a Rightside Employee's pre-distribution Demand RSU Award is subject to accelerated vesting provisions triggered either (i) by reference to a termination of employment or service with Demand Media (or its affiliates) and/or (ii) in connection with a change in control of Demand Media, the Rightside RSU Award granted in connection with the distribution with respect to such pre-distribution Demand RSU Award will be subject to the same acceleration provisions in connection with a termination of employment or service with Rightside or its affiliates and/or a change in control of Rightside (as applicable).

Reason for Furnishing this Information Statement

        This Information Statement is being furnished solely to provide information to Demand Media stockholders who will receive shares of Rightside common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities or any securities of Demand Media, nor is it to be construed as a solicitation of proxies in respect of the proposed distribution or any other matter. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Demand Media undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

 DIVIDEND POLICY

        We currently do not anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings on our common stock will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, if we were to enter into a revolving credit facility in the future, we anticipate that the terms of such facility could limit or prohibit our ability to pay dividends.

 SELECTED HISTORICAL COMBINED FINANCIAL DATA

        The following tables present our selected historical combined financial data. The selected historical combined financial data as of March 31, 2014, and for the three months ended March 31, 2014 and 2013 was derived from our unaudited condensed combined financial statements included elsewhere in this Information Statement. The selected historical combined financial data as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011 was derived from our audited combined financial statements included elsewhere in this Information Statement. The selected historical combined financial data as of December 31, 2011 and the selected historical combined statements of operations data for the year ended December 31, 2010 was derived from our audited combined financial statements not included elsewhere in this Information Statement. The selected historical combined statements of operations data for the year ended December 31, 2009 was derived from our unaudited combined financial statements not included elsewhere in Information Statement. The unaudited combined financial statements were prepared on a basis consistent with our audited combined financial statements, and include, in the opinion of management, all adjustments necessary, which include normal recurring adjustments, for the fair statement of the financial information contained in those statements. Our historical combined financial statements include allocations of certain expenses from Demand Media, including expenses related to senior management, legal, human resources, finance, information technology, and centrally managed employee benefit arrangements. We consider the allocations of expenses from Demand Media to be reasonable. These costs may not be representative of the future costs we will incur as an independent public company, and do not include certain additional costs we may incur as an independent public company.

        The financial statements included in this Information Statement may not necessarily reflect our financial position, results of operations, and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

        The following selected historical combined financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Party Transactions," and our combined financial statements and related notes included elsewhere in this Information Statement.

	Three months ended March 31,			Year ended December 31,
	2014		2013	2013	2012(1)	2011	2010	2009
	(in thousands)
Combined Statements of Operations Data:
Domain Name Services		$37,534	$33,470	$141,558	$126,854	$112,645	$96,092	$86,591
Aftermarket and other		7,018	12,427	43,634	46,114	47,830	43,336	42,036

Total revenue		44,552	45,897	185,192	172,968	160,475	139,428	128,627
Operating expenses
Service costs (exclusive of amortization of intangible assets shown separately below)		38,266	35,636	145,328	127,451	111,273	99,908	89,954
Sales and marketing		2,770	2,503	10,312	8,822	6,177	6,020	4,795
Product development		3,884	2,563	11,878	9,656	9,226	6,143	6,311
General and administrative		6,690	5,509	25,605	19,853	17,971	11,501	8,282
Amortization of intangible assets		1,691	2,025	7,890	8,273	9,433	11,171	14,069

Total operating expenses		53,301	48,236	201,013	174,055	154,080	134,743	123,411

Income (loss) from operations		(8,749)	(2,339)	(15,821)	(1,087)	6,395	4,685	5,216
Gain on other assets, net		4,860	—	4,232	—	—	—	—
Other income (expense), net		1,332	1	(58)	(64)	(20)	36	(1)

Income (loss) before income taxes		(2,557)	(2,338)	(11,647)	(1,151)	6,375	4,721	5,215
Income tax benefit (expense)		(1,364)	604	944	162	(2,557)	(2,004)	(2,317)

Net income (loss)		$(3,921)	$(1,734)	$(10,703)	$(989)	$3,818	$2,717	$2,898

Pro forma earnings (loss) per common share—basic and diluted(2)	$

Pro forma weighted average common shares outstanding—basic and diluted(2)

(1)
Rightside Group, Ltd. completed one business acquisition during the year ended December 31, 2012. Refer to Note 14 of the combined financial statements.

(2)
Pro forma weighted average common shares outstanding reflect the number of shares of Rightside common stock that will be outstanding immediately following the distribution, assuming a distribution ratio of one share of Rightside common stock for every            shares of Demand Media common stock. Pro forma

  earnings (loss) per common share is calculated by dividing net income (loss) by the pro forma weighted average common shares outstanding for the applicable period.

		As of December 31,
	As of March 31, 2014
		2013	2012	2011
	(in thousands)
Combined Balance Sheet Data:
Cash and cash equivalents	$78,496	$66,833	$40,593	$10,985
Total assets	$338,935	$321,521	$278,099	$199,628

	Three months ended March 31, 2014	Year ended December 31,
		2013	2012	2011
	(in thousands)
Combined Cash Flow Data:
Cash flow provided by (used in) operations	$(2,064)	$7,966	$21,132	$32,214

          The following table sets forth additional key business metrics for the periods presented(1):

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Domain Name Services
End of period domains (in millions)	15.2	13.9	14.8	13.6	12.3	10.6	9.0
Average revenue per domain	$10.00	$9.76	$9.98	$9.81	$9.85	$9.84	$9.89

(1)
Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of the key business metrics.

        To provide investors and others with additional information regarding our financial results, we have disclosed in the table below our adjusted earnings before interest, income taxes, depreciation and amortization, or Adjusted EBITDA, which is a non-GAAP financial measure. We have provided a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, GAAP net income (loss). Our non-GAAP Adjusted EBITDA financial measure differs from GAAP net income (loss) in that it excludes certain expenses such as taxes, gain on sale of marketable securities, gain on other assets, net, depreciation and amortization, stock-based compensation, as well as the financial impact of acquisition costs. Acquisition costs include legal, accounting and other professional fees directly attributable to acquisition activity. Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplement. Our combined financial statements and the notes to those statements included elsewhere are prepared in accordance with GAAP.

        Adjusted EBITDA is one of the primary financial measures used by our management and board of directors to understand and evaluate our financial performance and operating trends, including period to period comparisons, to prepare and approve our annual budget and to develop short and long term operational plans. The exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period to period comparisons of our business' underlying recurring revenue and operating costs which is focused more closely on the current costs necessary to utilize previously acquired long-lived assets. In addition, we believe that it can be useful to exclude certain non-cash charges because the amount of such expenses is the result of long-term investment decisions in previous periods rather than day-to-day operating decisions.

        Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

        The following table presents a reconciliation of Adjusted EBITDA for each of the periods presented:

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013	2012	2011
	(in thousands)
Non-GAAP Financial Measures:
Net income (loss)	$(3,921)	$(1,734)	$(10,703)	$(989)	$3,818
Add (deduct):
Income tax expense (benefit)	1,364	(604)	(944)	(162)	2,557
Gain on sale of marketable securities(1)	(1,362)	—	—	—	—
Gain on other asset, net(2)	(4,860)	—	(4,232)	—	—
Depreciation and amortization(3)	4,226	3,617	14,382	13,494	15,250
Stock-based compensation(4)	1,984	2,330	9,463	10,112	9,738
Acquisition and realignment costs(5)	294	31	31	295	—

Adjusted EBITDA	$(2,275)	$3,640	$7,997	$22,750	$31,363

(1)
Represents the gain on sale of marketable securities included in other income (expense), net.

(2)
Net gains on withdrawals of interest in gTLD applications included in gain on other assets, net.

(3)
Represents depreciation expense of our long-lived tangible assets and amortization expense of our finite-lived intangible assets.

(4)
Represents the fair value of stock-based awards and certain warrants to purchase our stock included in our GAAP results of operations.

(5)
Acquisition and realignment costs include such items, when applicable, as (a) legal, accounting and other professional fees directly attributable to acquisition activity and (b) employee severance and other payments attributable to acquisition or corporate realignment activities.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis is intended to provide investors with an understanding of the historical performance of Rightside and its financial condition during the three months ended March 31, 2014 and 2013, and the years ended December 31, 2013, 2012 and 2011, prior to the proposed spin-off from Demand Media when Rightside was operated as part of the Demand Media business.

        We were incorporated as a Delaware corporation on July 11, 2013. We currently do not have any material assets or liabilities, nor do we engage in any business or other activities and, other than in connection with the spin-off, will not acquire or incur any material assets or liabilities, nor will we separately engage in any business or other activities, in each case prior to the spin-off. Our domestic operations have historically been conducted primarily through eNom, Incorporated and its subsidiaries. In addition, certain business activities have been conducted through (i) a separate U.S. subsidiary of Demand Media, Hot Media, Inc and its subsidiaries, which, among other things, owns a portfolio of valuable domain names and provides advertising for these and our customers' domain names; and (ii) a separate Irish subsidiary of Demand Media, DMIH Limited, which (through its subsidiary, Rightside Registry) has acquired, or secured an interest in applications to acquire, the rights to operate a number of generic Top Level Domains ("gTLDs") in connection with the Internet Corporation for Assigned Names and Numbers ("ICANN") new gTLD program (the "New gTLD Program"). Under the New gTLD Program, in the fourth quarter of 2013, DMIH Limited (through its subsidiary, Rightside Domains Europe Limited) began providing registry platform related services. In connection with and prior to the spin-off, Demand Media will contribute or otherwise convey to us, among other things, all of the outstanding equity interests in eNom, DMIH Limited, and certain other subsidiaries that own or operate assets related to our domain name services business. Further, certain assets of DMIH Limited that relate to the media business will be transferred to Demand Media. After the transaction, Demand Media will continue to own and operate its remaining businesses as an independent, separately traded company.

        The following discussion describes the financial condition and results of operations of Rightside as though Rightside were a separate company as of the dates and for the periods presented, and includes the businesses, assets, and liabilities that will comprise Rightside following the spin-off. The following information should be read in conjunction with the "Selected Historical Combined Financial Data" and our audited combined financial statements, unaudited interim condensed combined financial statements and notes included elsewhere in this Information Statement.

Forward-Looking Statements

        The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this Information Statement, particularly in "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

        We are a leading provider of domain name services that enable businesses and consumers to find, establish, and maintain their digital address—the starting point for connecting with their online audience. Millions of digital destinations and thousands of resellers rely upon our comprehensive platform for the discovery, registration, usage, development, and monetization of domain names. As a result, we are a leader in the multi-billion dollar domain name services industry, with a complete suite of services that our customers use as the foundation to build their entire online presence.

        We are the world's largest wholesale Internet domain name registrar, and the second largest registrar overall, offering domain name registration and other related services to resellers and directly to domain name registrants. Through our eNom brand, we provide infrastructure services that enable a network of more than 20,000 active resellers to offer domain name registration services to their customers. Further, through our retail brands, including Name.com, we directly offer domain name registration services to more than 250,000 customers. As of March 31, 2014, we had more than 16 million domain names under management. In addition to domain name registration and related services, we have developed proprietary tools and services that identify and acquire, market and develop, as well as monetize and sell, domain names, both for our own portfolio of names as well as for our customers.

        We are also positioned to become a leading domain name registry through our participation in the New gTLD Program. To capitalize on this opportunity, we have made significant organizational and technical investments required to operate a domain name registry. To date, we have launched into the marketplace our first 14 gTLDs, .Actor, .Consulting, .Dance, .Democrat, .Futbol, ..Haus, .Immobilien, .Kaufen, .Moda, .Ninja, .Pub, .Reviews, .Rocks and .Social. In total, we have secured an interest in active applications or registry operator agreements for approximately 100 new gTLDs. The combination of our existing registrar business and our new registry business will make us one of the largest providers of end-to-end domain name services in the world and uniquely positions us to capitalize on the New gTLD Program.

        Rightside is a Delaware corporation headquartered in Kirkland, Washington. We generate the substantial majority of our revenue through domain name registration subscriptions and related value-added services. We also generate revenue from advertising on, and from the sale of domain names that are registered to our customers or ourselves.

The Spin-Off

        In February 2013, Demand Media announced that its board of directors had authorized Demand Media to pursue the separation of its business into two distinct publicly traded entities. The spin-off is expected to be a tax-free pro rata dividend of all of Rightside's common stock to Demand Media's stockholders as of the record date. Following the spin-off, Demand Media's existing stockholders will hold interests in (1) Demand Media, a content and media company focused on the creation and distribution of online content, commerce and other related services; and (2) Rightside, a domain name services business offering domain name registration and other related services to businesses and consumers. Completion of the proposed separation is subject to the satisfaction or waiver (as applicable) of certain conditions, including final approval by Demand Media's board of directors, receipt of regulatory approvals, favorable tax rulings and opinions regarding the tax-free nature of the transaction to Demand Media and to its stockholders, receipt of any necessary waivers under the Demand Media credit facility, the filing and effectiveness of appropriate filings with the Securities and Exchange Commission ("SEC") and acceptance of our common stock for listing by Nasdaq. While Demand Media expects to complete the spin-off no later than the end of the third quarter of 2014, we cannot assure that the spin-off will be completed. Immediately following completion of the spin-off, Demand Media stockholders will own 100% of the outstanding shares of common stock of Rightside. After the spin-off, we will operate as an independent, publicly traded company. For more information regarding the spin-off, see "The Spin-Off."

        Before the spin-off is consummated, we will enter into certain agreements with Demand Media to effect the distribution and provide a framework for our relationship with Demand Media after the distribution, including the Distribution Agreement, Transition Services Agreement, Employee Matters Agreement, Intellectual Property Assignment and License Agreement, and Tax Matters Agreement. Each of these agreements are described in "Certain Relationships and Related Party Transactions—Agreements with Demand Media and Rightside Relating to the Separation."

 Key Business Metrics

        We review a number of business metrics, including the following key metrics, to evaluate our business, measure the performance of our business model, identify trends impacting our business, determine resource allocations, formulate financial projections and make strategic business decisions. We believe the following measures are the primary indicators of our performance:

        Domain Name Services

  •
  domain: We define a domain as an individual domain name paid for by a third-party customer where the domain name is managed through our registrar service offering and for which we have recognized revenue.

  •
  average revenue per domain ("ARPD"): We calculate average revenue per domain by dividing registrar services revenue for a period by the average number of domain names registered in that period. The average number of domain names is the simple average of the number of domain names at the beginning and end of the period. The average revenue per domain name for partial year periods is annualized.

        The following table sets forth additional performance highlights of key business metrics for the periods presented:

			2014 to 2013				2013 to 2012	2012 to 2011
	Three months ended March 31,			Year ended December 31,
			% Change				% Change	% Change
	2014	2013		2013	2012	2011
Domain Name Services
End of period domains (in millions)	15.2	13.9	10%	14.8	13.6	12.3	9%	10%
Average revenue per domain	$10.00	$9.76	2%	$9.98	$9.81	$9.85	2%	0%

Opportunities, Challenges and Risks

        Substantially all of our revenue is derived from domain name registrations and related value-added service subscriptions from our wholesale and retail customers to our registrar platform. Growth in our revenue is dependent upon our ability to attract wholesale and retail customers to our registrar platform, to sustain those recurring revenue relationships by maintaining consistent domain name registration and value-added service renewal rates and to grow those relationships through competitive pricing on domain name registrations, differentiated value-added service and customer service offerings, and best-in-class reseller integration tools. Over the past few years our revenue growth has been driven by the addition of reseller customers with large volumes of domain names as well as the acquisition of Name.com, a leading retail registrar. Certain of these large customers account for a significant portion of our revenue, and from time to time, we enter into multi-year agreements with those customers. For example, our top three customers accounted for 23% of our combined revenue for the year ended December 31, 2013. We also generate advertising revenue through our monetization platform for domain names that we or our customers own. The revenue associated with these domain names has recently experienced flat to declining trends due to lower traffic and advertising yields in the marketplace, which we expect to continue.

        Going forward, we are diversifying our service offerings and expect to be a leading registry and registry platform for offering new gTLDs, which we believe will help us attract new wholesale and retail customers as well as grow domain name registration volumes with existing customers.

        ICANN has approved a framework for the significant expansion of the number of gTLDs, which ICANN began delegating in the fourth quarter of 2013. We believe that such expansion could result in an increase in the number of domain names registered on our platform. In addition to wholesale and retail customer growth opportunities in our existing registrar business, the New gTLD Program provides us with new revenue opportunities, such as the opportunity to provide the technical infrastructure for new gTLD registries operated by third parties. We also began generating revenue as the exclusive registry operator for our portfolio of new gTLDs in the first quarter of 2014.

        We incurred approximately $8.4 million and $2.3 million of operating expenses related to the New gTLD Program for the year ended December 31, 2013 and for the three months ended March 31, 2014, respectively. We paid $3.9 million during the year ended December 31, 2013 and $18.2 million during the year ended December 31, 2012, for certain gTLD applications under the New gTLD Program. Payments for gTLD applications represent amounts paid directly to ICANN and third parties in the pursuit of certain exclusive gTLD operator rights. We capitalized payments made for gTLD applications that are determined to embody a probable economic benefit, and such capitalized payments are included in other long-term assets and intangible assets. As part of the New gTLD Program, we have received partial cash refunds for certain gTLD applications and to the extent we elect to sell or dispose of certain gTLD applications throughout the process, we will continue to incur gains or losses on amounts invested. Gains on the sale of our interest in gTLDs are recognized when realized, while losses are recognized when deemed probable. Upon the delegation of operator rights for each gTLD by ICANN, which commenced in December 2013, gTLD application fees are reclassified as finite-lived intangible assets and amortized on a straight-line basis over their estimated useful life. We expense as incurred other costs incurred as part of this gTLD initiative and not directly attributable to the acquisition of gTLD operator rights.

        Our service costs, the largest component of our operating expenses, can vary from period to period, particularly as a percentage of revenue. As a result of our recent growth having largely been driven by reseller customers with large volumes of domain names but from which we realize lower margins, service costs as a percentage of revenue increased in 2013 compared to 2012.

        Historically, our marketing expense has reflected our wholesale registrar's ability to leverage the existing marketing and customer relationships of its reseller base. We expect marketing investments to grow as we promote our Name.com retail registrar and New gTLD Program. Marketing activity will primarily flow through our sales and marketing expense line item, although to the extent that our registry offers performance incentive rebates or other certain business incentives to our partners, those incentives will be recognized as a reduction to revenue.

        We believe that these factors, together with costs associated with our preparation for new gTLDs, which became available for registration in the fourth quarter of 2013, will compress our operating margin in the short term as we increase our investment in new business initiatives to support future growth. However, over the long term, we expect our overall operating margins to increase as the registry business becomes a larger contributor to our overall revenue mix, as registry-related revenue streams are expected to have higher margins over the long term than our existing registrar business.

Basis of Presentation

        The businesses included within Rightside have historically operated as part of Demand Media and not as a separate stand-alone entity. The combined financial statements of Rightside have been prepared on a "carve-out" basis from the combined financial statements of Demand Media to represent the financial position and operating results of Rightside as if Rightside had existed on a stand-alone basis during the periods presented. Rightside's combined financial statements have been derived from the combined financial statements and accounting records of Demand Media using the historical results of operations and historical basis of attributed assets and liabilities of Rightside's business. These historical combined financial statements reflect our financial position, results of operations and cash flows in conformity with generally accepted accounting principles ("GAAP"). Rightside's financial statements include certain assets, liabilities, revenue and expenses of Demand Media, which were allocated for certain functions, including general corporate expenses related to finance, legal, information technology, human resources, shared services, insurance, employee benefits and incentives, and stock-based compensation. These attributed assets, liabilities, revenue and expenses have been allocated to Rightside on the basis of direct usage when identifiable, and for resources indirectly used by Rightside, allocations were based on relative headcount, revenue, or other methodology, to reflect estimated usage by the Rightside business. Management considers the allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual results that Rightside would have incurred as an independent public company or of the results expected to occur in the future. As such, the combined financial statements included herein may not necessarily reflect Rightside's results of operations, financial position or cash flows in the future or what its results of operations, financial position or cash flows would have been had Rightside been an independent company during the periods presented.

Revenue

        Our revenue is principally comprised of registration fees charged to businesses and consumers in connection with new, renewed and transferred domain name registrations. In addition, our registrar also generates revenue from the sale of other value-added services that are designed to help our customers easily build, enhance and protect their domain names, including security services, email accounts and web hosting, and the performance of services for registries. Finally, we generate advertising and domain name sales revenue as part of our aftermarket service offering. We generate this aftermarket revenue on domain names that we own, as well as by providing these services to third parties. Our revenue varies based upon the number of domain names registered or utilizing our aftermarket service offerings, the rates we charge our customers, our ability to sell value-added services, our ability to sell domain names from our portfolio, and the monetization we are able to achieve through our aftermarket service offerings. Performance incentive rebates and certain other business incentives are recognized as a reduction in revenue. We primarily market our wholesale registration services under our eNom brand, and our retail registration services under our Name.com brand.

        We began recognizing insignificant revenue from our gTLD Initiative in the fourth quarter of 2013 and began generating revenue from the portfolio of new gTLDs we exclusively operate in the first quarter of 2014. The amount as well as the timing of revenue is uncertain and is dependent upon when our back-end registry customers' applications for gTLDs are approved by ICANN, the outcome of negotiations or auctions to acquire the operating rights for gTLD applications contested with other participants, and the continued progress of the overall ICANN new gTLD initiative. To the extent that our registry will offer performance incentive rebates or certain other business incentives to our partners, those incentives will be recognized as a reduction to revenue.

Operating Expenses

        Operating expenses consist of service costs, sales and marketing, product development, general and administrative, and amortization of intangible assets. Included in our operating expenses are stock-based compensation and depreciation expenses associated with our capital expenditures.

Service Costs

        Service costs primarily consist of fees paid to registries and ICANN associated with domain name registrations, revenue-sharing expenses, Internet connection and co-location charges and other platform operating expenses including depreciation of the systems and hardware used to build and operate our services, and personnel costs related to customer service and information technology. Our service costs are dependent on a number of factors, including the volume of domain name registrations, value-added services supported by our registrar service and the revenue share agreements we have with our domain name customers utilizing our monetization platform. In the near term, we expect higher overall registration costs as a percentage of revenue due to the recent growth in higher-volume, lower-margin customers as well as a mix shift of revenue toward lower-margin domain name services revenue relative to aftermarket service revenue.

Sales and Marketing

        Sales and marketing expenses consist primarily of sales and marketing personnel costs, sales support, advertising, marketing and general promotional expenditures. We currently anticipate that our sales and marketing expenses will continue to increase in the near term as a percent of revenue as we continue to support our sales efforts and invest in the growth of our business including our new gTLD initiative.

Product Development

        Product development expenses consist primarily of expenses incurred in our software engineering and product development and related personnel costs. Fluctuations in our product development expenses are generally the result of hiring personnel to support and develop our platform, including the costs to develop our future service offerings. We currently anticipate that our product development expenses will increase, but remain relatively flat as a percentage of revenue as we continue to hire more product development personnel and further develop our products and offerings to support the growth of our business, including our gTLD initiative.

General and Administrative

        General and administrative expenses consist primarily of personnel costs from our executive, legal, finance, human resources and information technology organizations and facilities-related expenditures, as well as third party professional fees, insurance and bad debt expenses. Professional fees are largely comprised of outside legal, audit and information technology consulting. We expect our general and administrative expenses to remain relatively flat as a percentage of revenue as we start generating revenue from our registry operations.

Amortization of Intangibles

        We capitalize certain costs allocated to the purchase price of certain identifiable intangible assets acquired in connection with business combinations and to acquire domain names, including initial registration costs. We amortize these costs on a straight-line basis over the related expected useful lives of these assets, which have a useful life of 3-20 years on a combined basis as of December 31, 2013. We determine the appropriate useful life of intangible assets by performing an analysis of expected cash flows based on its historical experience of intangible assets of similar quality and value. We capitalize gTLD assets once they become available for their intended use and amortize them on a straight-line basis over the remaining contractual period of the registry operator agreement, which is approximately 10 years. We expect intangible amortization expense to increase in the near term as we recognize expenses related to the gTLDs.

Stock-based Compensation

        Included in our operating expenses are expenses associated with stock-based compensation, which are allocated and included in service costs, sales and marketing, product development and general and administrative expenses. Stock-based compensation expense is largely comprised of costs associated with stock options and restricted stock units granted to employees, restricted stock issued to employees and expenses relating to Demand Media's Employee Stock Purchase Plan. We record the fair value of these equity-based awards and expense their cost ratably over related vesting periods.

Gain on Other Assets, Net

        Gain on other assets, net represents the gains on withdrawals of our interest in certain gTLD applications.

Other Income (Expense), Net

        Other income (expense), net, consists primarily of realized gains related to the sale of marketable securities, transaction gains and losses on foreign currency-denominated assets and liabilities and interest income and expense. We expect our gains and losses will vary depending upon potential gains or losses resulting from our gTLD applications as well as movements in underlying currency exchange rates, which could become more significant as we continue to expand internationally.

Provision for Income Taxes

        We are subject to income taxes principally in the United States, and certain other countries where we have a legal presence, including Ireland and Canada. We anticipate that as we expand our operations outside the United States, we will become subject to taxation based on the foreign statutory rates, and our effective tax rate could fluctuate accordingly.

        Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. We recognize the effect on deferred taxes of a change in tax rates on income in the period that includes the enactment date.

Critical Accounting Policies and Estimates

Use of Estimates

        We prepare our combined financial statements in accordance with GAAP, which requires us to make estimates and use assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis, which form the basis for making judgments about the carrying value of assets and liabilities. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ materially from these estimates.

        Significant items subject to such estimates and assumptions include revenue, allowance for doubtful accounts, investments in equity interests, the assigned value of acquired assets and assumed liabilities in business combinations, useful lives and impairment of property and equipment, intangible assets, goodwill and other assets, the fair value of equity-based compensation awards, and deferred income tax assets and liabilities.

        We believe that the assumptions and estimates associated with our revenue recognition, the assigned value of acquired assets and assumed liabilities in business combinations, useful lives and impairment of property and equipment, intangible assets, goodwill and long-lived assets including our gTLD applications and other assets, the fair value of our equity-based compensation awards, and deferred income tax assets and liabilities, have the greatest potential impact on our combined financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Revenue Recognition

        We recognize revenue when four basic criteria are met: persuasive evidence of a sales arrangement exists; performance of services has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. We consider persuasive evidence of a sales arrangement to be the receipt of a signed contract. Collectability is assessed based on a number of factors, including transaction history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. We record cash received in advance of revenue recognition as deferred revenue.

        For arrangements with multiple deliverables, we allocate revenue to each deliverable if the delivered item(s) has value to the customer on a stand-alone basis and, if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. The fair value of the selling price for a deliverable is determined using a hierarchy of (1) Company-specific objective and reliable evidence, then (2) third-party evidence, then (3) best estimate of selling price. We allocate any arrangement fee to each of the elements based on their relative selling prices.

Domain Name Services

        We recognize revenue from registration fees charged to third parties in connection with new, renewed and transferred domain name registrations on a straight-line basis over the registration term, which ranges from one to ten years. We include payments received in advance of the domain name registration term in deferred revenue in our combined balance sheets. The registration term and related revenue recognition commences once we confirm that the requested domain name has been recorded in the appropriate registry under accepted contractual performance standards. We defer the associated direct and incremental costs, which principally consist of registry and ICANN fees, and expense them as service costs on a straight-line basis over the registration term.

        Some of our wholly owned subsidiaries, including eNom and Name.com, are ICANN accredited registrars. Thus, we are the primary obligor with our reseller and retail registrant customers and are responsible for the fulfillment of our registrar services to those parties. As a result, we report revenue in the amount of the fees we receive directly from our reseller and retail registrant customers. Our reseller customers maintain the primary obligor relationship with their retail customers, establish pricing terms for those customers and retain credit risk associated with those customers. Accordingly, we do not recognize any revenue related to transactions between our reseller customers and their ultimate retail customers. A portion of our resellers have contracted with us to provide billing and credit card processing services to the resellers' retail customer base in addition to registration services. Under these circumstances, the cash collected from these resellers' retail customer base exceeds the fixed amount per transaction that we charge for domain name registration services. Accordingly, these amounts, which are collected for the benefit of the reseller, are not recognized as revenue and are recorded as a liability until remitted to the reseller on a periodic basis.

        We recognize revenue from online registrar value-added services, which include, but are not limited to, security certificates, domain name identification protection, charges associated with alternative payment methodologies, web hosting services and email services on a straight-line basis over the period in which services are provided or upon sale, as applicable. We include payments received in advance of services being provided in deferred revenue.

Aftermarket and Other

        Included in Aftermarket and other is revenue which represents advertising revenue and primarily includes revenue derived from cost-per-click advertising links we place on domain names owned by us, and on domain names owned by certain of our customers, with whom we have revenue-sharing arrangements. Where we enter into revenue-sharing arrangements in which we are considered the primary obligor, such as those relating to our customer domain names, we report the underlying revenue on a gross basis in our combined statements of operations. We record the associated revenue-sharing payments to our customers as revenue-sharing expenses, which are included in service costs.

        Also included in Aftermarket and other is revenue which represents proceeds received from selling domain names from our portfolio, as well as proceeds received from selling domain names that are not renewed by customers of our registrar platform. Domain name sales are primarily conducted through our direct sales efforts as well as through our NameJet joint venture. While certain domain names sold are registered on our registrar platform upon sale, we have determined that sales revenue and related registration revenue represent separate units of accounting, because the domain name has value to the customers on a stand-alone basis, in light of the fact that a customer could resell it separately, without the registration service, there is objective and reliable evidence of the fair value of the registration service and no general rights of return. We evaluated each deliverable, domain name sale and domain name registration, to determine whether vendor-specific objective evidence ("VSOE") or third-party evidence of selling price ("TPE") existed in order to determine the selling price for each unit of accounting. We determine that there is VSOE for domain name registrations through analysis of historical stand-alone transactions sold by us, which have been consistently priced with limited discounts. For domain name sales, we have determined that third-party evidence of selling price, or TPE, is not a practical alternative due to uniqueness of domain names compared to those sold by competitors and the availability of relevant third-party pricing information. We have not established VSOE for domain names due to the lack of pricing consistency and other factors. Accordingly, we allocate revenue to the domain name sale deliverable in the arrangement based on best estimate of the selling price ("BESP"). We determine BESP by reference to the total transaction price and an estimate of what a market participant would pay without the registration service. Based on the nature of the transaction and its elements, we believe that there are no meaningful discounts embedded in the overall arrangement. Domain name sales revenue is recognized when title to the name is transferred to the buyer and the related registration fee revenue is recognized on a straight-line basis over the registration term. If we sell a domain name, any unamortized cost basis is recorded as a service cost. For domain name sales generated through NameJet, we recognize revenue net of auction service fee payments to NameJet. We generated revenue of approximately $5.1 million from domain name sales generated through NameJet for the year ended December 31, 2013 and $1.0 million for the three months ended March 31, 2014.

Accounts Receivable

        Accounts receivable primarily consist of amounts due from registries, certain domain name reseller customers of our registrar service offering, and advertising service providers. Receivables from registries represent refundable amounts for registrations that were placed on auto-renew status by the registries, but were not explicitly renewed by a registrant as of the balance sheet dates. Registry services accounts receivable is recorded at the amount of registration fees paid by us to a registry for all registrations placed on auto-renew status. Subsequent to the lapse of a prior registration period, a registrant either renews the applicable domain name with us, which results in the application of the refundable amount to a consummated transaction, or the registrant lets the domain name registration expire, which results in a refund of the applicable amount from a registry to us. In addition, we may have accounts receivable from registries for performance of marketing services.

        Our domain name registration services are primarily conducted on a prepaid basis or through credit card or Internet payments processed at the time a transaction is consummated. As a result, we do not carry significant receivables related to these business activities.

Goodwill

        Goodwill represents the excess of the cost of an acquired entity over the fair value of the acquired net assets. We test goodwill for impairment annually during the fourth quarter of our fiscal year or when events or circumstances change that would indicate that goodwill might be impaired. Events or circumstances that could trigger an impairment review include, but are not limited to, a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, increased competition, a loss of key personnel or customers, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends or significant underperformance relative to expected historical or projected future results of operations.

 Capitalization and Useful Lives Associated with our Intangible Assets, including Internal Software

        We capitalize initial registration and acquisition costs of our domain names, acquisition costs of gTLDs, as well as our internally developed software platform costs during their development phase.

        In addition, we have also capitalized certain identifiable intangible assets acquired in connection with business combinations and we use valuation techniques to value these intangibles assets, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various significant assumptions and estimates including assumptions and estimates regarding projected revenue, operating costs, growth rates, useful lives and discount rates.

        Our finite lived intangible assets are amortized over their estimated useful lives using the straight-line method, which approximates the estimated pattern in which the underlying economic benefits are consumed. Capitalized website costs for domain names are amortized on a straight-line basis over their estimated useful lives of one to seven years. Internally developed software platform costs are depreciated on a straight-line basis over their estimated useful life of three years. We amortize our intangible assets acquired through business combinations on a straight-line basis over the period in which the underlying economic benefits are expected to be used. We capitalize gTLD assets once they become available for their intended use and amortize them on a straight-line basis over the remaining contractual period of the registry operator agreement, which is approximately 10 years.

Recoverability of Long-lived Assets

        We evaluate the recoverability of our intangible assets and other long-lived assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. These trigger events or changes in circumstances include, but are not limited to a significant decrease in the market price of a long-lived asset, a significant adverse change in the extent or manner in which a long-lived asset is being used, significant adverse changes in legal factors, including changes that could result from our inability to renew or replace material agreements with certain of our partners on favorable terms, significant adverse changes in the business climate including changes, which may result from adverse shifts in technology in our industry and the impact of competition, a significant adverse deterioration in the amount of revenue or cash flows we expect to generate from an asset group, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrates continuing losses associated with the use of our long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. We perform impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In making this determination, we consider the specific operating characteristics of the relevant long-lived assets, including (i) the nature of the direct and any indirect revenue generated by the assets; (ii) the interdependency of the revenue generated by the assets; and (iii) the nature and extent of any shared costs necessary to operate the assets for their intended use. An impairment test would be performed when the estimated undiscounted future cash flows expected to result from the use of the asset group is less than its carrying amount. Impairment is measured by assessing the usefulness of an asset by comparing its carrying value to its fair value. If an asset is considered impaired, the impairment loss is measured as the amount by which the carrying value of the asset group exceeds its estimated fair value. Fair value is determined based upon estimated discounted future cash flows. The key estimates applied when preparing cash flow projections relate to revenue, operating margins, economic life of assets, overheads, taxation and discount rates. To date, we have not recognized any such impairment loss associated with our long-lived assets.

 Income Taxes

        We account for our income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or in our tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate the realizability of our deferred tax assets and we provide valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized.

        We operate in various tax jurisdictions and are subject to audit by various tax authorities. We provide tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon technical merits, relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

        We recognize a tax benefit from an uncertain tax position only if we believe it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the combined financial statements from such positions are then measured based on the largest benefit that we believe has a greater than 50% likelihood of being realized upon settlement. We recognize interest and penalties accrued related to unrecognized tax benefits in our income tax (benefit) provision in the accompanying statements of operations.

        We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified. The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made.

Stock-based Compensation

        We measure and recognize compensation expense for all share-based payment awards made to employees, non-employees and directors based on the grant date fair values of the awards. For stock option awards to employees with service and/or performance based vesting conditions the fair value is estimated using the Black-Scholes-Merton option pricing model. The value of an award that is ultimately expected to vest is recognized as expense over the requisite service periods in our combined statements of operations. We elected to treat share-based payment awards, other than performance awards, with graded vesting schedules and time-based service conditions as a single award and recognize stock-based compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. Stock-based compensation expenses are classified in the statement of operations based on the department to which the related employee reports. Our stock-based awards are comprised principally of stock options, restricted stock units and restricted stock awards.

        We account for share-based payment awards and stock options issued to non-employees in accordance with the guidance for equity-based payments to non-employees. Stock option awards to non-employees are accounted for at fair value using the Black-Scholes-Merton option pricing model. We believe that the fair value of share-based payment awards and stock options is more reliably measured than the fair value of the services received. The fair value of the unvested portion of the options granted to non-employees is re-measured each period. The resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

        The Black-Scholes-Merton option pricing model requires management to make assumptions and to apply judgment in determining the fair value of our awards. The most significant assumptions and judgments include estimating the fair value of our underlying stock, expected volatility, expected term of the award and estimated forfeiture rates.

        We estimated the expected volatility of our awards from the historical volatility of selected public companies within the Internet and media industry with comparable characteristics to Demand Media, including similarity in size, lines of business, market capitalization, revenue and financial leverage. From our inception through December 31, 2008, the weighted average expected life of options was calculated using the simplified method as prescribed under guidance by the SEC. This decision was based on the lack of relevant historical data due to our limited experience and the lack of an active market for our common stock. Effective January 1, 2009, we calculated the weighted average expected life of our options based upon our historical experience of option exercises combined with estimates of the post-vesting holding period. The-risk free interest rate is based on the implied yield currently available on U.S. Treasury issues with terms approximately equal to the expected life of the option. The expected dividend rate is zero as we currently have no history or expectation of paying cash dividends on our common stock. The forfeiture rate is established based on the historical average period of time that options were outstanding and adjusted for expected changes in future exercise patterns.

        Under the Demand Media Employee Stock Purchase Plan ("ESPP"), eligible officers and employees could purchase a limited amount of Demand Media's common stock at a discount to the market price in accordance with the terms of the plan as described in Note 11 ("Stock-based Compensation Plans and Awards") to our combined financial statements. Demand Media uses the Black-Scholes-Merton option pricing model to determine the fair value of the ESPP awards granted which is recognized straight-line over the total offering period.

        In connection with and upon completion of the separation, we expect to incur additional stock-based compensation and related expenses as a result of the adjustment and issuance of both options to purchase shares of our common stock and awards of restricted stock units held by certain of our employees, including our executive officers, and our directors. For additional information on these options and restricted stock units (including currently-held Demand Media options and restricted stock units), see "Certain Relationships and Related Party Transactions—Agreements between Demand Media and Rightside Relating to the Separation—Employee Matters Agreement," "Director Compensation" and "Executive Compensation."

 Results of Operations

Three months ended March 31, 2014 compared to the three months ended March 31, 2013

        The following tables set forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended March 31,
	2014	2013
	(in thousands)
Revenue	$44,552	$45,897
Operating expenses(1)(2)
Service costs (exclusive of amortization of intangible assets shown separately below)	38,266	35,636
Sales and marketing	2,770	2,503
Product development	3,884	2,563
General and administrative	6,690	5,509
Amortization of intangible assets	1,691	2,025

Total operating expenses	53,301	48,236

Loss from operations	(8,749)	(2,339)
Gain on other assets, net	4,860	—
Other income, net	1,332	1

Loss before income taxes	(2,557)	(2,338)
Income tax benefit (expense)	(1,364)	604

Net loss	$(3,921)	$(1,734)

(1)
Depreciation expense included in the above line items:

Service costs	$1,905	$1,281
Sales and marketing	18	27
Product development	39	47
General and administrative	573	237

Total depreciation	$2,535	$1,592

(2)
Stock-based compensation expense included in the above line items:

Service costs	$92	$106
Sales and marketing	670	356
Product development	265	235
General and administrative	957	1,633

Total stock-based compensation expense	$1,984	$2,330

        As a percentage of revenue:

	Three months ended March 31,
	2014	2013
Revenue	100%	100%
Operating expenses
Service costs (exclusive of amortization of intangible assets shown separately below)	86%	78%
Sales and marketing	6%	5%
Product development	9%	6%
General and administrative	15%	12%
Amortization of intangible assets	4%	4%

Total operating expenses	120%	105%

Loss from operations	(20)%	(5)%
Gain on other assets, net	11%	0%
Other income, net	3%	0%

Loss before income taxes	(6)%	(5)%
Income tax benefit (expense)	(3)%	1%

Net loss	(9)%	(4)%

Revenue

        Revenue by service line was as follows (in thousands):

	Three months ended March 31,		Change
	2014	2013	%
Domain name services	$37,534	$33,470	12%
Aftermarket and other	7,018	12,427	(44)%

Total revenue	$44,552	$45,897	(3)%

Domain name services

        Domain name services revenue for the three months ended March 31, 2014 increased $4.0 million, or 12%, to $37.5 million compared to $33.5 million for the same period in 2013. The increase was largely due to a $3.3 million impact related to the recognition of deferred revenue from the acquisition of Name.com in December 2012. The remaining $0.7 million increase was related to domain name registration and related value-added services through our wholesale distribution, which were attributable in large part to the growth in ARPD resulting from increases in pricing from certain third-party registry partners.

Aftermarket and other

        Aftermarket and other revenue for the three months ended March 31, 2014 decreased $5.4 million, or 44%, to $7.0 million compared to $12.4 million for the same period in 2013. The decrease was primarily due to a $5.1 million decrease in advertising revenue from $9.2 million to $4.1 million, consisting of a $3.4 million decrease from declining advertising yields as experienced across the industry, and a $1.7 million decrease due to our decision to eliminate low quality advertising traffic. Lastly, $0.3 million of the $5.4 million decrease in aftermarket and other revenue was related to domain name sales, which decreased from $2.8 million to $2.5 million, primarily from lower sales of domain names in our portfolio.

Cost and Expenses

        Operating expenses were as follows (in thousands):

	Three months ended March 31,		Change
	2014	2013	%
Service costs (exclusive of amortization of intangible assets shown separately below)	$38,266	$35,636	7%
Sales and marketing	2,770	2,503	11%
Product development	3,884	2,563	52%
General and administrative	6,690	5,509	21%
Amortization of intangible assets	1,691	2,025	(16)%

Total operating expenses	$53,301	$48,236	11%

Service Costs

        Service costs for the three months ended March 31, 2014 increased $2.7 million, or 7%, to $38.3 million, compared to $35.6 million for the same period in 2013. The increase was primarily due to a $4.0 million increase in domain name registration costs associated with our growth in registered domain names and related revenue over the same period. Additionally, there was a $0.6 million increase in depreciation expense related to assets purchased to manage the growth of our Internet traffic, data centers, advertising transactions, domain name registrations and new products and services, a $0.3 million increase in computer support costs incurred to operate the new registry platform and a $0.3 million increase in personnel costs. These increases were partially offset by a $2.6 million decrease in revenue-sharing costs primarily related to lower revenue-sharing payments made to our domain name monetization customers.

Sales and Marketing

        Sales and marketing expenses for the three months ended March 31, 2014 increased $0.3 million, or 11%, to $2.8 million, compared to $2.5 million for the same period in 2013. The increase was primarily due to a $0.2 million increase in personnel costs related to our investment in our registry business.

Product Development

        Product development expenses for the three months ended March 31, 2014 increased $1.3 million, or 52%, to $3.9 million, compared to $2.6 million for the same period in 2013. The increase was primarily due to personnel costs to support and develop our platform.

General and Administrative

        General and administrative expenses for the three months ended March 31, 2014 increased $1.2 million, or 21%, to $6.7 million, compared to $5.5 million for the same period in 2013. The increase was primarily due to a $0.6 million increase in payroll and related expenses related to an increase in corporate headcount associated with becoming a separate public entity, a $0.3 million increase in professional services and consulting fees and a $0.3 million increase in depreciation expense.

Amortization of Intangibles

        Amortization expense for the three months ended March 31, 2014 decreased by $0.3 million, or 16%, to $1.7 million, compared to $2.0 million for the same period in 2013. The decrease was primarily due to a $0.5 million reduction resulting from intangible assets acquired in business acquisitions in prior years being fully amortized and a $0.1 million increase due to amortization of gTLDs as compared to the same period in 2013.

Gain on Other Assets, Net

        Gain on other assets, net for the three months ended March 31, 2014 was $4.9 million, due to payments received in exchange for the withdrawals of our interest in certain gTLD applications. There was no gain on other assets, net for the same period in 2013.

Other Income (Expense), Net

        Other income, net increased $1.3 million for the three months ended March 31, 2014 primarily due to a $1.4 million gain due to sale of marketable securities.

Income Tax (Benefit) Provision

        During the three months ended March 31, 2014, we recorded an income tax expense of $1.4 million compared to a benefit of $0.6 million for the same period in 2013, representing a $2.0 million increase. The increase was primarily due to the reversal of deferred tax assets as a result of cancelled stock options in the first quarter 2014 as compared to the first quarter 2013.

 Year Ended December 31, 2013 Compared to Year Ended December 31, 2012 and Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        The following tables set forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year ended December 31,
	2013	2012	2011
	(in thousands)
Revenue	$185,192	$172,968	$160,475
Operating expenses(1)(2)
Service costs (exclusive of amortization of intangible assets shown separately below)	145,328	127,451	111,273
Sales and marketing	10,312	8,822	6,177
Product development	11,878	9,656	9,226
General and administrative	25,605	19,853	17,971
Amortization of intangible assets	7,890	8,273	9,433

Total operating expenses	201,013	174,055	154,080

Income (loss) from operations	(15,821)	(1,087)	6,395
Gain on other assets, net	4,232	—	—
Other expense, net	(58)	(64)	(20)

Income (loss) before income taxes	(11,647)	(1,151)	6,375
Income tax benefit (expense)	944	162	(2,557)

Net income (loss)	$(10,703)	$(989)	$3,818

(1)
Depreciation expense included in the above line items:

Service costs	$5,147	$4,188	$4,826
Sales and marketing	101	97	103
Product development	177	182	410
General and administrative	1,067	754	478

Total depreciation expense	$6,492	$5,221	$5,817

(2)
Stock-based compensation expense included in the above line items:

Service costs	$458	$408	$302
Sales and marketing	1,598	1,814	672
Product development	1,377	1,512	1,635
General and administrative	6,030	6,378	7,129

Total stock-based compensation expense	$9,463	$10,112	$9,738

        As a percentage of revenue:

	Year ended December 31,
	2013	2012	2011
Revenue	100%	100%	100%
Operating expenses
Service costs (exclusive of amortization of intangible assets shown separately below)	78%	74%	69%
Sales and marketing	6%	5%	4%
Product development	6%	6%	6%
General and administrative	14%	11%	11%
Amortization of intangible assets	4%	5%	6%

Total operating expenses	109%	101%	96%

Income (loss) from operations	(9)%	(1)%	4%
Gain on other assets, net	2%	0%	0%
Other expense, net	0%	0%	0%

Income (loss) before income taxes	(6)%	(1)%	4%
Income tax benefit (expense)	1%	1%	(2)%

Net income (loss)	(6)%	0%	2%

Revenue

        Revenue by service line was as follows (in thousands):

				% Change
	Year ended December 31,
				2013 to 2012	2012 to 2011
	2013	2012	2011
Domain name services	$141,558	$126,854	$112,645	12%	13%
Aftermarket and other	43,634	$46,114	$47,830	(5)%	(4)%

Total revenue	$185,192	$172,968	$160,475	7%	8%

Domain name services

        2013 compared to 2012.    Domain name services revenue for the year ended December 31, 2013, increased $14.7 million, or 12%, to $141.6 million, compared to $126.9 million for the same period in 2012. The increase was attributable in large part to an increased number of registered domain names in 2013 compared to 2012 as a result of the acquisition of Name.com. The number of registered domain names increased 1.2 million, or 9%, to 14.8 million as of December 31, 2013, as compared to 13.6 million as of December 31, 2012.

        2012 compared to 2011.    Domain name services revenue for the year ended December 31, 2012, increased $14.2 million, or 13%, to $126.9 million, compared to $112.7 million for the same period in 2011. The increase was attributable in large part to an increased number of registered domain names in 2012 compared to 2011. The number of registered domain names increased 1.1 million, or 9%, to 13.6 million during the year ended December 31, 2012, as compared to 12.5 million in the same period in 2011. The increase was driven by growth from existing resellers.

Aftermarket and other

        2013 compared to 2012.    Aftermarket and other revenue for the year ended December 31, 2013 decreased $2.5 million, or 5%, to $43.6 million compared to $46.1 million for the same period in 2012. This decrease was due to a $6.4 million decrease in advertising revenue due to a weaker market for such services, partially offset by a $3.9 million increase in revenue associated with domain name sales.

        2012 compared to 2011.    Aftermarket and other revenue for the year ended December 31, 2012 decreased $1.7 million, or 4%, to $46.1 million compared to $47.8 million for the same period in 2011. The decrease was due to a $1.5 million decrease in revenue, from $14.6 million in 2011 to $13.1 million in 2012, associated with domain name sales primarily from our portfolio of domain names and a $0.2 million decrease in advertising revenue from $33.2 million in 2011 to $33.0 million in 2012.

Cost and Expenses

        Operating expenses were as follows (in thousands):

				% Change
	Year ended December 31,
				2013 to 2012	2012 to 2011
	2013	2012	2011
Service costs (exclusive of amortization of intangible assets shown separately below)	$145,328	$127,451	$111,273	14%	15%
Sales and marketing	10,312	8,822	6,177	17%	43%
Product development	11,878	9,656	9,226	23%	5%
General and administrative	25,605	19,853	17,971	29%	10%
Amortization of intangible assets	7,890	8,273	9,433	(5)%	(12)%

Total operating expenses	$201,013	$174,055	$154,080	15%	13%

Service Costs

        2013 compared to 2012.    Service costs for the year ended December 31, 2013 increased by $17.8 million, or 14%, to $145.3 million compared to $127.5 million for the same period in 2012. The increase was largely due to a $13.8 million increase in domain name registration costs associated with our growth in registered domain names and related revenue over the same period. Additionally there was a $1.6 million increase in payroll and other expenses related to our investment in our registry business and our acquisition of Name.com, a $0.8 million increase in depreciation expense of assets acquired to manage our Internet traffic, data centers and domain name registrations, a $1.0 million increase in data center costs to support our gTLD initiative and a $0.4 million increase in costs related to domain name sales.

        2012 compared to 2011.    Service costs for the year ended December 31, 2012 increased by approximately $16.2 million, or 15%, to $127.5 million compared to $111.3 million for the same period in 2011. The increase was largely due to a $15.2 million increase in domain name registration costs associated with our growth in registered domain names and related revenue over the same period, a $2.2 million increase in revenue-sharing costs primarily related to higher revenue-sharing payments made to our domain name advertising customers. Additionally, there was a $0.4 million increase in information technology expense. These increases were partially offset by a $0.5 million decrease in depreciation expense of assets purchased to manage our Internet traffic, data centers and domain name registrations, a $0.5 million decrease in costs related to domain name sales and a $0.4 million decrease in domain name registration renewal costs associated with our owned portfolio of domain names.

Sales and Marketing

        2013 compared to 2012.    Sales and marketing expenses for the year ended December 31, 2013 increased $1.5 million, or 17%, to $10.3 million compared to $8.8 million for the same period in 2012. The increase was primarily due to a $1.3 million increase in payroll and consulting expenses related to investment in our new gTLD initiative.

        2012 compared to 2011.    Sales and marketing expenses for the year ended December 31, 2012 increased $2.6 million, or 43%, to $8.8 million compared to $6.2 million for the same period in 2011. The increase was primarily due to a $0.9 million increase in payroll and consulting expenses related to investment in our new gTLD initiative, a $1.1 million increase in the stock-based compensation allocation, a $0.4 million increase in consulting fees and a $0.3 million increase in expenses related to expansion of marketing and promotional activities to support growth in our domain name registration business, as well as investment in our new gTLD initiative.

Product Development

        2013 compared to 2012.    Product development expenses for the year ended December 31, 2013 increased by $2.2 million, or 23%, to $11.9 million compared to $9.7 million in the same period in 2012. The increase was largely due to a $1.6 million increase in personnel and related costs, including stock-based compensation expense, and a $0.5 million increase in additional consultant costs. These costs increased as a result of our decision to hire additional employees to further support and grow our service offerings, as well as to support our new gTLD initiative.

        2012 compared to 2011.    Product development expenses for the year ended December 31, 2012 increased by $0.4 million, or 5%, to $9.7 million compared to $9.2 million in the same period in 2011. The increase was largely due to an approximately $0.4 million increase in personnel and related costs, including stock-based compensation expense, net of internal costs capitalized as internal software development and a $0.2 million increase in additional consultant costs, to further support and grow our service offerings, as well as to support our new gTLD initiative.

General and Administrative

        2013 compared to 2012.    General and administrative expenses for the year ended December 31, 2013 increased by $5.8 million, or 29%, to $25.7 million compared to $19.9 million for the same period in 2012. The increase was primarily due to a $2.8 million increase in personnel and related cost, $1.4 million increase in rent and facility expenses due to higher rent due to our new office in Ireland to support our gTLD initiative, our new office in Denver related to the acquisition of Name.com and other facility-related expenses. Additionally there was a $0.6 million increase in information technology expense related to our new gTLD initiative, a $0.4 million increase in professional services and consulting fees from a business acquisition and related allocated expenses and a $0.3 million increase in depreciation expense.

        2012 compared to 2011.    General and administrative expenses for the year ended December 31, 2012 increased by $1.9 million, or 10%, to $19.9 million compared to $18.0 million for the same period in 2011. The increase was primarily due to a $1.0 million increase in professional services and consulting fees from a business acquisition and allocated expenses related to our public company compliance initiatives, a $0.3 million increase in personnel and related cost, a $0.4 million increase in information technology expense related to our new gTLD initiative and a $0.3 million increase in depreciation expense.

Amortization of Intangibles

        2013 compared to 2012.    Amortization expense for the year ended December 31, 2013 decreased by $0.4 million, or 5%, to $7.9 million compared to $8.3 million for the same period in 2012. The decrease was primarily due to a $1.0 million decrease in amortization expense of acquired domain names related to the reduction in investment in our owned portfolio of domain names during 2013 compared to the same period in 2012, partially offset by a $0.7 million increase of expense for intangible assets acquired from Name.com in December 2012.

        2012 compared to 2011.    Amortization expense for the year ended December 31, 2012 decreased by $1.1 million, or 12%, to $8.3 million compared to $9.4 million for the same period in 2011. The decrease was primarily due to a $0.9 million reduction resulting from intangible assets acquired in business acquisitions in prior years being fully amortized. The remaining movement is mainly due to a $0.3 million decrease in amortization expense of acquired domain names related to the reduction in investment in our owned portfolio of domain names during 2012 compared to previous years.

Gain on Other Assets, Net

        Gain on other assets, net was $4.2 million for the year ended December 31, 2013, due to the withdrawals of our interest in certain gTLD applications. There was no gain on other assets, net for the same period in 2012.

Other Income (Expense), Net

        Other income (expense), net for the year ended December 31, 2013 was flat compared to the same period in 2012.

        Other income (expense), net for the year ended December 31, 2012, was flat compared to the same period in 2011.

Income Tax (Benefit) Provision

        2013 compared to 2012.    Income tax benefit for the year ended December 31, 2013 increased by $0.7 million to $0.9 million compared to $0.2 million for the same period in 2012. This increase was primarily due to a higher operating loss.

        2012 compared to 2011.    Income tax expense for the year ended December 31, 2012 decreased by $2.8 million, to a benefit of $0.2 million compared to income tax expense of $2.6 million for the same period in 2011. The decrease was primarily due to an operating loss in 2012 as compared to operating income in 2011.

Liquidity and Capital Resources

        Historically, we have principally financed our operations from net cash provided by our operating activities. Our cash flows from operating activities are significantly affected by our cash-based investments in operations, including working capital, and corporate infrastructure to support our ability to generate revenue and conduct operations through cost of services, product development, sales and marketing and general and administrative activities. Cash used in investing activities has historically been, and is expected to be, significantly impacted by our ongoing investments in our platform, company infrastructure, equipment for our domain name services and, more recently, our investments in gTLD applications. Our capital expenditures and investments in gTLDs have to date been funded by both cash flow from operations and investment from our parent, Demand Media.

        We intend to provide and continuously improve one of the most comprehensive domain name services platforms for the discovery, registration, usage, development and monetization of domain names. In connection with the New gTLD Program, we incurred operating expenses of $8.4 million and $2.3 million for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. We also invested $3.9 million in gTLD applications for the year ended December 31, 2013 and $18.2 million for the year ended December 31, 2012. The net amount of investment incurred in our pursuit of gTLD operator rights in 2014 is expected to be substantially higher as the New gTLD Program progresses and we expect to invest substantially more for the remainder of 2014 to acquire gTLDs.

        We have also used significant cash to make strategic acquisitions to further grow our business, including the acquisition of Name.com in December 2012. We may make further acquisitions in the future.

        As of March 31, 2014 our principal sources of liquidity were our cash and cash equivalents in the amount of $78.5 million.

        Following our separation from Demand Media, our capital structure, long-term capital commitments and sources of liquidity are likely to change significantly from our historical capital structure as described herein. Our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations and to access sources of financing arrangements, including the debt and equity capital markets. We are currently exploring opportunities to strengthen our balance sheet and provide ourselves greater financial flexibility in connection with the spin-off, which could include a potential equity or equity-linked financing as well as a working capital facility, revolving credit facility or other debt instrument. There can be no assurance that any such transaction will be consummated on favorable terms, if at all. We believe that our future cash from operations, together with our ability to access sources of financing, including debt and equity, will provide sufficient resources to fund both short-term and long-term operating requirements, capital expenditures, acquisitions and new business development activities for at least the next 12 months.

        The following table sets forth our major sources and (uses) of cash for each period as set forth below (in thousands):

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013	2012	2011
Net cash provided by (used in) operating activities	$(2,064)	$3,551	$7,966	$21,132	$32,214
Net cash provided by (used in) investing activities	$2,442	$(2,657)	$(8,717)	$(45,966)	$(9,103)
Net cash provided by (used in) financing activities	$11,285	$24,035	$26,991	$54,442	$(16,911)

Cash Flows from Operating Activities

Three months ended March 31, 2014 compared to the three months ended March 31, 2013

        Net cash used in our operating activities was $2.1 million for the three months ended March 31, 2014 compared to net cash inflows of $3.6 million in the prior year. Our net loss during the period was $3.9 million, which included a gain on the withdrawal of gTLD applications of $4.9 million, a gain on the sale of marketable securities of $1.4 million and non-cash charges of $7.6 million such as depreciation, amortization, stock-based compensation, and deferred taxes. In addition, changes in our working capital generated $0.6 million. Positive contributions of $9.3 million from movements in deposits with registries, accounts payable, accrued expenses and deferred revenue, were partially offset by our utilizing $8.7 million to fund an increase in deferred registration costs, and an increase in accounts receivable and prepaid and other assets.

Year ended December 31, 2013 compared to the year ended December 31, 2012

        Net cash inflows from our operating activities for the year ended December 31, 2013 was $8.0 million compared to $21.1 million in the prior year. Our net loss during the period was $10.7 million, which included a gain on the withdrawal of gTLD applications of $4.2 million and non-cash charges of $22.2 million such as depreciation, amortization, stock-based compensation, and deferred taxes. In addition, changes in our working capital generated $0.7 million. Positive contributions of $15.3 million from movements in accounts receivable, accounts payable and deferred revenue, were partially offset by our utilizing $14.6 million to fund an increase in deferred registration costs, deposits with registries, an increase in prepaid and other assets and a reduction in our accrued expenses and other liabilities.

Year ended December 31, 2012 compared to the year ended December 31, 2011

        Net cash inflows from our operating activities was $21.1 million for the year ended December 31, 2012 compared to $32.2 million in the prior year. Our net loss during the period was $1.0 million, which included non-cash charges of $25.5 million such as depreciation, amortization, stock-based compensation and deferred taxes. In addition, changes in our working capital used $3.4 million of cash. Positive contributions of $9.3 million from movements in deposits with registries, accounts payable and deferred revenue, were more than offset by our utilizing $12.7 million to fund an increase in deferred registration costs, an increase in accounts receivable and prepaid and other assets and a reduction in our accrued expenses and other liabilities.

Cash Flows from Investing Activities

Three months ended March 31, 2014 compared to the three months ended March 31, 2013

        Net cash provided by investing activities for the three months ended March 31, 2014 increased $5.1 million, or 189%, to $2.4 million compared to $2.7 million net cash used in investing activities for the same period in 2013. The increase of cash provided by investing activities was primarily due to proceeds from gTLD application withdrawals of $5.1 million, $1.4 million from the sale of marketable securities and fewer investments in our intangible assets of $0.2 million. These increases were partially offset by higher investments in property and equipment of $0.8 million, higher investments of $0.4 million in gTLD applications in pursuit of certain gTLD operator rights and an increase in restricted cash of $0.3 million. The expenditures in property and equipment included investments in servers and computer equipment, fixtures and fittings, leasehold improvements and internally developed software. Cash invested in purchases of intangible assets and property and equipment, including internally developed software, was largely to support the growth of our business and infrastructure during the period.

Year ended December 31, 2013 compared to the year ended December 31, 2012

        Net cash used in investing activities for the year ended December 31, 2013 decreased $37.3 million, or 81% to $8.7 million compared to $46.0 million for the same period in 2012. The decrease of cash used in investing activities was primarily due to lower investments in gTLD applications in pursuit of our ownership of certain gTLD operator rights of $14.3 million. Cash outflows for the year ended December 31, 2012 also included $16.2 million related to the acquisitions of Name.com as described in Note 14 (Business Acquisitions) to our combined financial statements for the total anticipated purchase consideration of $18.0 million. Name.com was acquired to expand our registrar platform as we prepare for the historic release of new gTLDs. In addition, we had an increase of $0.9 million in restricted cash for the year ended December 31, 2012 and had lower investments in intangible assets of $0.4 million for the year ended December 31, 2013. These decreases in cash used were partially offset by proceeds from gTLD application withdrawals of $5.6 million and higher investments in property and equipment of $0.5 million. These expenditures in property and equipment included investments in servers and computer equipment, fixtures and fittings, leasehold improvements and internally developed software.

Year ended December 31, 2012 compared to the year ended December 31, 2011

        Net cash used in investing activities for the year ended December 31, 2012 increased $36.9 million to $46.0 million compared to $9.1 million for the same period in 2011. The increase of cash used in investing activities was primarily due to our investments of $18.2 million for certain gTLD applications in pursuit of our ownership of certain gTLD operator rights during the year ended December 31, 2012. Cash outflows for the year ended December 31, 2012 also included $16.2 million related to the acquisitions of Name.com as described in Note 14 (Business Acquisitions) to our combined financial statements for the total anticipated purchase consideration of $18.0 million. Name.com was acquired to expand our registrar platform as we prepare for the historic release of new gTLDs. The increase in net cash used in investing activities during the year ended December 31, 2012 included increased investments in property and equipment of $2.9 million, partially offset by fewer investments in our intangible assets of $1.4 million, primarily comprising of owned domain names. These expenditures in property and equipment included investments in servers and computer equipment, fixtures and fittings, leasehold improvements and internally developed software. Cash invested in purchases of intangible assets and property and equipment, including internally developed software, was largely to support the growth of our business and infrastructure during these periods.

Cash Flows from Financing Activities

        Changes in net cash from financing activities for all periods presented are primarily due to transfers to and from our parent, Demand Media. Parent company investment in the combined balance sheets represents Demand Media's historical investment in the Company, the net effect of cost allocations from transactions with Demand Media and the Company's accumulated earnings.

Off-Balance Sheet Arrangements

        At March 31, 2014, December 31, 2013 and December 31, 2012, we were not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenue or expenses, results of operations, liquidity or capital resources other than those contractual obligations disclosed in Liquidity and Capital Resources.

Contractual Obligations and Commitments

        The following table summarizes our outstanding contractual obligations (in thousands):

	Total	Less Than 1 Year	1 - 3 Years	More Than 3 Years
Operating lease obligations	$5,436	$990	$3,399	$1,047
Purchase obligations(1)	1,332	1,332	—	—

Total contractual obligations	$6,768	$2,322	$3,399	$1,047

(1)
Consists of minimum contractual purchase obligations relating to a reseller customer's expiring domain names and customer marketing commitments.

        Included in operating lease obligations is an agreement to lease our primary office space in Kirkland, Washington that expires in April 2019.

        We have no debt obligations at March 31, 2014. We had outstanding standby letters of credit for approximately $9.6 million, primarily associated with certain payment arrangements with domain name registries, at March 31, 2014.

 Recent Accounting Pronouncements

        In July 2013, the Financial Accounting Standards Board (the "FASB") issued guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This guidance is effective for fiscal years beginning after December 31, 2013 on either a prospective or retrospective basis. We did not adopt this guidance early and we do not anticipate it to have a material impact on our combined financial statements.

        On April 10, 2014, the FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity ("ASU 2014-08"). ASU 2014-08 changes the requirements and disclosures for reporting discontinued operations. We are required to adopt the provisions of ASU 2014-08 effective January 1, 2015, although early adoption is permitted. The adoption of ASU 2014-08 is not expected to have a significant impact on our financial position or results of operations.

        In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The new guidance provides new criteria for recognizing revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance requires expanded disclosures to provide greater insight into both revenue that has been recognized and revenue that is expected to be recognized in the future from existing contracts. Quantitative and qualitative information will be provided about the significant judgments and changes in those judgments that management made to determine the revenue that is recorded. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently assessing the provisions of the guidance and has not determined the impact of the adoption of this guidance on its consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk

        We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign exchange and concentration of credit risk. To reduce and manage these risks, we assess the financial condition of our large registrar resellers and other large customers when we enter into or amend agreements with them and we limit credit risk by collecting in advance when possible and setting and adjusting credit limits where we deem appropriate. In addition, our recent investment strategy has been to invest in high credit quality financial instruments, which are highly liquid, are readily convertible into cash and that mature within three months from the date of purchase.

Foreign Currency Exchange Risk

        While relatively small, we have operations outside of the United States. We have foreign currency risks related to a relatively small percentage of our expenses being denominated in currencies other than the U.S. dollar, principally in the Euro. We do not believe movements in the foreign currencies in which we transact will significantly affect future net earnings or losses. However, as our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we intend to continue to assess our approach to managing this risk.

Concentrations of Credit Risk

        As of March 31, 2014, our cash and cash equivalents were maintained primarily with one major U.S. financial institution and one foreign bank. We also maintained cash balances with three Internet payment processors. Deposits with these institutions at times exceed the federally insured limits, which potentially subject us to concentration of credit risk. Historically, we have not experienced any losses related to these balances and believe that there is minimal risk of expected future losses. However, there can be no assurance that there will not be losses on these deposits.

 BUSINESS

Our Mission

        Our mission is to advance the way businesses and consumers define and present themselves online.

Overview

        We are a leading provider of domain name services that enable businesses and consumers to find, establish and maintain their digital address—the starting point for connecting with their online audience. Millions of digital destinations and thousands of resellers rely upon our comprehensive platform for the discovery, registration, usage, development, and monetization of domain names. As a result, we are a leader in the multi-billion dollar domain name services industry, with a complete suite of products and services that our customers use as the foundation to build their entire online presence.

        We are the world's largest wholesale Internet domain name registrar, and the second largest registrar overall, based on the number of domain names under management, offering domain name registration and other related services to resellers and domain name registrants. As of March 31, 2014, we had more than 16 million total domain names under management, including over 2.5 million domain names registered through our retail outlets. Through our eNom brand, we provide infrastructure services that enable a network of more than 20,000 active resellers to offer domain name registration services directly to their customers. Further, through our retail brands such as Name.com, we provide domain name registration services to more than 250,000 customers. We offer one of the industry's largest selections of gTLDs to our customers including historically popular gTLDs like .Com, .Net and .Org. Prior to the launch of the New gTLD Program, we provided registration services for over 100 gTLD and ccTLD domain name extensions, and we have begun to add new gTLDs as the New gTLD Program continues to roll out. In addition to domain name registration and related services, we have developed proprietary tools and services that allow us to identify and acquire, market and develop, as well as monetize and sell, domain names, both for our own portfolio of domain names as well as for our customers.

        We are also positioned to become a leading domain name registry through our participation in the New gTLD Program. To capitalize on this opportunity, we made significant organizational and technical investments required to operate a domain name registry. To date, we have launched our first 14 gTLDs, .Actor, .Consulting, .Dance, .Democrat, .Futbol, .Haus, .Immobilien, .Kaufen, .Moda, ..Ninja, .Pub, .Reviews, .Rocks and .Social into the marketplace and we have secured an interest in active applications or registry operator agreements for approximately 100 new gTLDs. The combination of our existing registrar business and our new registry business will enable us to service every stage of a domain name life cycle—from the discovery and registration to the development and monetization of domain names—and make us one of the largest providers of end-to-end domain name services in the world.

        Rightside Group, Ltd. is a Delaware corporation headquartered in Kirkland, Washington. We generate a substantial majority of our revenue through domain name registration subscriptions and related value-added services. We also generate revenue from advertising on, and from the sale of, domain names that are registered to our customers or ourselves. Our business model is characterized by non-refundable, up-front payments, which lead to recurring revenue and positive operating cash flow. We had revenue of $44.6 million, Adjusted EBITDA loss of $2.3 million and a net loss of $3.9 million for the three months ended March 31, 2014. We had revenue of $185.2 million, Adjusted EBITDA of $8.0 million and a net loss of $10.7 million for the year ended December 31, 2013. See "Selected Historical Combined Financial Data" for a reconciliation of these non-GAAP measures to the closest comparable measures calculated in accordance with GAAP.

        On December 31, 2012, we acquired Name.com, a retail registrar based in Denver, Colorado. The acquisition expanded our retail business and, combined with our wholesale registrar business, provides a comprehensive platform for marketing and distribution of the new gTLDs.

Market Opportunity

        The starting point for any online presence is a web address, or domain name. This address is the digital destination for a business or consumer to connect with its intended audience online. As Internet usage has grown, so has the growth of domain names, as businesses and consumers register and renew unique domain names. These customers are served by four distinct industry segments, as discussed more fully below, that cover the entire life cycle of a domain name: Domain Name Registries, Domain Name Registrars, Premium Domain Name Service Providers and Domain Name Technology Service Providers.

Internet Usage

        The Internet has become an integral part of everyday life. People around the world rely upon the Internet in nearly all aspects of their lives, from education to news to entertainment to commerce. Further, Internet access has become almost ubiquitous due to advancements in wireless network technology and infrastructure and the proliferation of mobile devices such as tablet computers and smartphones. As of December 31, 2013, more than 2.6 billion people were online and the number of internet users within the 15 largest markets had grown at approximately 6% year-over-year. Even at its current scale, we believe there will be substantial future growth in Internet users due to the fact that just 37% of the world's population is online. Initiatives such as Mark Zuckerberg's internet.org and Google's Project Loon are focused on bringing the other two-thirds of the world onto the Internet.

Domain Name Services Industry Growth

        The vast online audience and the utility afforded by the Internet means that finding and establishing a relevant online presence is more important than ever. In order to establish an online presence, a business or consumer must first find and register a domain name, such as "rightside.co". A domain name is a unique digital address, or an Internet Protocol ("IP") address, that allows other computers and devices to find it online. In many cases, businesses and consumers register several domain names that are related both directly and indirectly to their intended endeavor online. Prior to the launch of the New gTLD Program, there were over 20 gTLDs and over 290 ccTLDs. The gTLDs include .Com, .Net, and .Org, as well as sponsored TLDs such as .museum, .travel, and .aero that significantly restrict who can qualify as a registrant. Among the key trends influencing domain name services industry growth rates are the large numbers of consumers and businesses creating an online presence or deploying new web-based services, applications, sites and marketing campaigns at a new digital address.

        As of December 31, 2013, more than 270 million total domain names were registered worldwide, of which approximately 125 million are either .Com or .Net suffixes. The industry has historically exhibited stable growth characteristics as businesses and consumers create and diversify their online presence by deploying web-based services, applications, sites and marketing campaigns. Renewal rates have also been historically stable due to the ongoing value associated with these online capabilities. For the quarter ended December 31, 2013, the total number of registered domain names increased by 7% over the same period in the prior year, while .Com and .Net renewal rates averaged approximately 70%. During 2013, we estimate that customers registered over 80 million new domain names. Market research suggests there is significant growth potential remaining in domain name registrations, even in developed markets like the United States where there is a high penetration rate of broadband access and many businesses have been online for well over a decade. For example, according to the report issued by Wakefield Research in April 2013, 45% of small businesses in the United States still do not have a website for their business. Further, many regions of the world lag significantly behind in the availability and adoption of the Internet. As a result, the international marketplace remains a large potential opportunity for domain name registrations as consumers and businesses establish an online presence. Domain name pricing for the most popular gTLDs has increased on an annual basis. For example, the average price for .Com, .Net, and .Org has increased by over 4% on a compound annual growth rate since 2009, in accordance with price increase provisions in relevant contracts with ICANN. Registrars generally pass these price increases through to consumers in their annual domain name renewals. Furthermore, new gTLDs, on average, are priced more than double the prices of historical gTLDs such as .Com or .Net.

New gTLD Opportunity

        In 2011, ICANN unveiled the New gTLD Program to significantly expand the universe of gTLDs available for businesses and consumers to register as part of a domain name. In June 2012, ICANN announced it had received over 1,900 applications for new gTLDs from a wide range of applicants including prominent Internet companies such as Google and Amazon, consumer brands such as Nike and Walmart, and traditional domain name services companies such as Rightside. With the launch of the first new gTLDs in the fourth quarter of 2013, businesses and consumers began to register domain names ending in gTLDs such as .Menu, .Guru and .Photography. To date, over 200 gTLDs have been launched and more than 940,000 domain names have been registered within the New gTLD Program. Of those domain names registered, over 60% operate on Rightside's registry platform. In addition, our registrar platform offers more than 170 of the gTLDs launched in the market to date, and expects to enter into additional agreements with registry operators as more gTLDs are launched.

        The expanded namespace provides a number of benefits to both the domain name registrant and its target audience. First, the emergence of more descriptive suffixes, such as .Engineer or ..Dance, create a more natural categorization scheme that makes it easier for a website to better convey its topic area or purpose and better connect with its intended audience. Second, as the inventory of high quality domain names increases dramatically, registrants are likely to find it easier to register an available domain name best suited to their needs. Third, the introduction of Internationalized Domain Names ("IDNs") will enable registrants to register domain names in languages, including Chinese, Korean, Arabic and Russian while their audiences will finally be able to navigate to these sites using their native language. Lastly, the expanded namespace can usher in a new wave of creativity as new business models are developed that capitalize on the capabilities presented by new gTLDs for enhanced online identity and navigation.

        We believe that important target markets for the domain name services industry, such as small businesses, will be among the likely registrants that adopt and embrace the new gTLD extensions. An April 2013 research report issued by Wakefield Research, cited that 49% of small businesses with a web presence are not completely satisfied with their domain name. Additionally, more than half—55%—of small businesses surveyed believe that they have lost business or customers as a result.

        This desire for businesses and consumers to find descriptive, relevant domain names has manifested as higher annual growth rates for the total number of registered domain names with ccTLD extensions over the past several years as compared to the total registered domain names, growing 12% for the quarter ended December 31, 2013 versus 7% for the overall market during the same period.

Domain Name Services Industry Segments

        Four distinct industry segments serve the needs of domain name customers (i.e., resellers and domain name registrants). Many industry participants operate primarily within just one of these segments while Rightside operates across all four segments. The four primary domain name services industry segments are:

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  Domain Name Registries—maintain the system of record for the registration of domain names associated with a given TLD (such as .Com, .Org, or .De), set wholesale pricing and establish key policies for the eligibility for registering a domain name for the applicable TLD. Examples of existing domain name registries include Rightside Registry, the registry for our new TLDs, and VeriSign, the registry for .Com, .Net, and .Name.

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  Domain Name Registrars—register domain names on behalf of customers with the relevant registry. Registrars set wholesale and retail prices and maintain the ongoing business relationships with resellers and registrants, but pay fees to the relevant registry, as well as to ICANN for the TLDs administered by ICANN, for each domain name registered. Examples of domain name registrars include Rightside's eNom and Name.com, as well as GoDaddy.

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  Premium Domain Name Service Providers—specialize in the sale or ongoing monetization of higher-value domain names through auctions, domain name brokerage networks and advertising services. Companies with extensive premium domain name services businesses include NameJet, a joint venture between Rightside and Web.com, as well as Google and Sedo.

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  Domain Name Technology Service Providers—provide specialized solutions to registrars and registries that enable them to deliver the complex and high-availability services required to satisfy the requirements of registrants, ICANN and the ecosystem of industry participants. Examples of such service providers include Rightside and Neustar.

        ICANN, a private sector, not-for-profit corporation formed in 1998 by the U.S. Department of Commerce, is responsible for managing a number of Internet related tasks, including the domain name registration system and the system for routing Internet users to the correct domain name or website. ICANN's policies are formed through a multi-stakeholder process that emphasizes consensus building.

Our Strategy

        Our business strategy is to provide the most comprehensive platform for the discovery, registration, usage, development, and monetization of domain names in the industry. Through the entire life cycle of a domain name—from discovery to purchase to deployment to sale—Rightside's broad suite of products and services position us as a leader in the multi-billion dollar domain name services marketplace.

        Key elements of our strategy include:

        Offer the broadest selection of TLDs.    Our registrars offer one of the largest selections of TLDs, including more than 100 gTLD and ccTLD extensions offered prior to the launch of the New gTLD Program. With the launch of the New gTLD Program, our registrar business has entered into over 45 agreements with registry operators to distribute more than 170 new gTLDs to date and expects to continue entering into additional agreements with registry operators as more gTLDs are launched, securing our access to a supply of one of the largest gTLD portfolios offered to resellers and registrants.

        Additionally, through our subsidiary, Rightside Registry, we expect to exclusively distribute one of the largest portfolios of new gTLDs as a result of our participation in ICANN's New gTLD Program. We have registry operator agreements with ICANN for 29 new gTLDs, as well as seven active applications for new gTLDs that were made directly by our subsidiary, Rightside Registry, and interests in another 61 active applications or registry operator agreements through our strategic alliance with Donuts.

        Expand our large and diverse distribution network.    As a registrar with both wholesale and retail distribution, we reach a large number of businesses and consumers across many geographies and industries. We intend to continue to expand our broad wholesale network of active resellers that targets consumers, as well as small and medium-sized businesses, and our retail network that markets our suite of services directly to over 250,000 consumers and businesses.

        In conjunction with our gTLD Initiative, we are further expanding our distribution network to include third-party ICANN-accredited registrars to distribute domain names associated with the new gTLDs owned by Rightside Registry. Further, many of our planned new gTLDs, such as .Engineer, target specific audiences that are affiliated with trade associations and other vertical industry organizations. Therefore, we are developing relationships with organizations that can introduce such gTLDs to their relevant customer bases.

        Offer extensive aftermarket services for high-value domain names.    We provide a suite of services that make it easy for registrants to buy, sell and monetize high-value domain names that command a higher price due to one or more features such as strong branding potential or incorporation of high-value generic terms. We have developed proprietary tools and services that enable us to identify, market, acquire and sell premium domain names for our customers in the open market and we offer auction domain name brokerage and advertising services to our customers. As of March 31, 2014, we also own a portfolio of more than 300,000 domain names.

        We have also developed proprietary editorial and algorithmic processes to identify high-value domain names associated with our gTLD Initiative. Identified high-value domain names can then be offered for sale at premium prices, auctioned to the highest bidder, or held in reserve until they are made available in the future.

        Develop additional value-added related services focused on customer needs.    We offer value-added services that complement the registration of a domain name and enable customers to easily and securely establish and maintain an online presence. These products and services include domain privacy protection, website builder tools, website hosting services, email hosting, and various Internet security services.

        We recently introduced a new service to help consumers and businesses create and deploy a web presence perfectly matched to their new gTLD domain name. The service, available in the U.S. and internationally, will be made available in partnership with registrars, registries and other reseller channels.

        Provide world-class technology solutions.    We provide our services via a robust technology platform that delivers the capabilities our customers need, packaged in a way that reduces complexity. The high-availability systems process over two billion domain name system queries per day while meeting the exacting standards of a partner base that includes some of the world's most technologically sophisticated Internet companies.

        Expand into new and growing geographic markets.    We believe there are significant opportunities in providing domain name services outside of the United States and we intend to expand our distribution to access these growth markets. Further, we plan to market and sell new services to these markets, such as IDNs and new foreign language gTLDs that are native and highly relevant to the online communities of some of the largest and fastest growing economies in the world. For example, our owned-and-operated gTLDs include .Immobilien, which translates to "real estate" or "property" from German, and which we believe will bring together German-speaking real estate brokers, mortgage lenders, insurance firms, and individuals online, and ..Moda, which translates to "fashion" in multiple languages, including Spanish, Italian and Portuguese, providing an online presence for individuals and organizations with an affinity for fashion and style.

Our Competitive Strengths

        We believe the following are our key competitive strengths:

        Large and diverse distribution network.    We are the world's largest wholesale registrar and the second largest registrar overall. As of March 31, 2014, we had more than 16 million domain names under management, including over 2.5 million domain names registered through our retail outlets.

Through our leading wholesale and retail distribution channels, we provide domain name registration and other related services to a large audience of businesses and consumers. Our wholesale registrar operates under the eNom brand, while our retail registrar primarily operates under the Name.com brand. eNom is the world's largest ICANN-accredited wholesale registrar of domain names, providing domain name registration and related value-added services through a network of more than 20,000 active resellers. eNom's reseller partners represent a broad group of retail and wholesale Internet infrastructure providers, including hosting companies, web application companies, email service providers and provisioning/control panel suppliers. Through this network of partners, domain names are sold to a diverse group of customers. By leveraging the existing marketing and customer relationships of our reseller base, we believe that we have lower acquisition and service costs than many of our competitors. Name.com and our other retail domain name registrar brands serve more than 250,000 customers and focus on individuals and small business customers. Name.com has been the recipient of multiple awards for its customer service and provides us with an owned-and-operated retail outlet for the distribution of new gTLDs. Our large and diverse distribution network also provides us with built-in access to a large customer base where we can prominently feature our emerging portfolio of exclusively operated new gTLDs.

        Broad portfolio of exclusive gTLDs.    Given our investment and demonstrated progress in the New gTLD Program to date, we believe that we will become the exclusive registry operator of one of the largest portfolios of gTLDs delegated by ICANN. As a registry operator, we will benefit from being the sole supplier of particular gTLDs because we will control the pricing, branding, and availability of such gTLDs. We currently expect to operate no less than 30 gTLDs, and we could add many more gTLDs by the time the program awards its last new extension. Additionally, our registrar business expects to enter into agreements with registry operators to distribute more than 500 new gTLDs. Further, Rightside Registry's portfolio of new gTLDs provides us with exclusive products with which to market and sell through our large distribution network.

        Leading proprietary technology offering.    Our registrar service offering gives resellers the choice of integrating through a highly customizable API or a turnkey white-label solution. Our API solution includes a selection of over 300 commands and integrates with third-party merchant account and billing tools, hosting and email tools as well as other value-added services. Our turnkey reseller solution allows a reseller to quickly and easily integrate our suite of products into the reseller's own website.

        Long operating history and industry expertise.    Through our eNom subsidiary, we have been a leader in the domain name services industry for many years, operating since 1997. In that time, eNom has established a brand widely associated with deep technological expertise and active participation in key industry forums. Our executives have a long and successful track record in leadership positions across virtually every aspect of the domain name services business and related industries, spanning many of the largest and most successful registries, registrars, premium name service companies and hosting companies.

        Additionally, we have been an active participant and long-time contributor within the multi-stakeholder environment of ICANN. We have helped to shape key policies underpinning the New gTLD Program, including the Applicant Guidebook that establishes the operating principles and framework for the program, ICANN's new 2013 Registrar Accreditation Agreement and New gTLD Registry Agreement and the specifications for the implementation of the Trademark Clearinghouse. Within the ICANN community, one of our executives currently serves as Vice-Chair/CTO of the Registrar Stakeholder Group. Our executives also actively participate in many other relevant industry working groups and currently hold Board of Director positions with the Domain Name Association consortium and the Center for Safe Internet Pharmacies.

        Comprehensive domain name services platform.    Our vertically integrated platform enables us to provide services at every stage of a domain name life cycle, and provides services to each of the key constituents in the domain name services industry: registries, registrars, resellers, and domain name registrants. Through a large network of distribution partners and an expansive supply of TLDs, we enable consumers and businesses to find and register the best available web address to support their online endeavors. We also offer complementary services such as domain privacy protection, website builder tools, website hosting services, email hosting, and various Internet security services. Our robust technology platform and managed services are designed to enable registry and registrar partners to seamlessly incorporate our offerings into their websites to power and/or complement their own products and services. Our aftermarket services offering provides a suite of services to registrants that simplify the process of buying, selling and monetizing domain names in the secondary market.

Our Services

Registrar Services—Wholesale

        Through eNom, the world's largest wholesale domain name registrar, we offer domain name registration services and related services to our network of more than 20,000 active reseller partners. We charge a small upfront fee for a company to enroll as a reseller and then we sell it domain names and other related services on an upfront cash subscription basis, according to the pricing plan it selects. These highly specialized products and services include:

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  Reseller integration tools:  Businesses can seamlessly incorporate the sale of domain name registration and value-added services into their existing websites and product offerings. Integration can be accomplished via either:

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  eNom's highly customizable Application Programming Interface ("API"), which provides complete control over the entire user experience and back-end interfaces with billing systems. Over 300 API commands provide our reseller customers' product development teams with maximum customization potential and our API-based solution integrates with third-party merchant account and billing tools, hosting and email tools as well as other value-added services; or

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  eNom's Instant Reseller, a turnkey white-label hosted storefront solution that makes it easy to quickly incorporate a robust reseller product offering.

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  Value-added services:  Resellers can choose from a wide variety of value-added services to provide to their customers including domain privacy protection, email hosting, website builder tools, website hosting plans, marketing/promotional services, and security services like malware scanning and Security Socket Layers, or SSL, certificates.

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  Configuration and management tools:  We provide an easy-to-use interface that resellers can use to choose the domain extensions they want to offer, select value-added services they wish to provide, set retail pricing for each product, and manage customer accounts.

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  Reporting tools:  eNom's reporting tools enable resellers to track unit volume and revenue performance by product and types of customer accounts.

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  Payment processing / merchant services:  Resellers can use eNom's merchant services capabilities to facilitate customer payments via credit cards.

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  Domain Name System (DNS).  A DNS query represents the process of translating a domain name requested by an Internet user into the Internet Protocol ("IP") address of the device hosting the requested website. eNom DNS Hosting provides customers with an easy-to-use interface to configure and manage DNS for their domain names. It is provided with our email and website hosting products and also as a stand-alone service. Our DNS infrastructure handles over 2 billion queries per day.

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  Superior customer support:  eNom technical support helps resellers integrate the service and troubleshoot product issues when they arise. eNom also provides second level support to help resellers work through specific end-customer questions and issues.

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  24x7x365 availability:  Development and production versions of all services are available around the clock so that resellers can count on our solutions to be available whenever their customers, development teams, or customer support organizations need them.

Registrar Services—Retail

        Our flagship retail registrar brand, Name.com, provides registration services to consumers and businesses around the world and is widely recognized for its outstanding customer support. Name.com and our other retail registrar brands have more than 2.5 million domain names under management and more than 250,000 customers. The services that are provided on a monthly or annual subscription basis by our retail registrar include:

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  Domain Name Look-up and Registration:  We offer our customers the ability to easily search for, pre-register, register and renew domain names. Users can search for and identify an available domain name that best fits their needs, and in just a few clicks can claim and register the name. In addition, we offer customers the ability to transfer the registration of domain names to us from other registrars using our automated domain name transfer service. If a domain name is currently unavailable, customers can pre-order the domain name to the extent that it becomes available in the future.

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  Value-Added Services:  In addition to domain name registration services, we also offer a number of other products and services designed to help our customers easily develop, enhance and protect their domain names, including the following:

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  identification protection services that help keep domain owners' information private through our ID Protect service;

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  customizable email accounts that allow customers to set up and manage multiple mailboxes associated with a domain name;

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  website builder tools to help customers easily create a professional looking web presence;

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  web-hosting plans for deploying and maintaining web applications; and

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  third-party website security services, such as SSL certificates.

Registry Services

        During 2012 we submitted gTLD registry applications to ICANN under the New gTLD Program through our subsidiary, Rightside Registry. In addition, we entered into a strategic collaboration agreement with Donuts, the company that submitted the largest number of new gTLD applications, pursuant to which we share equal rights to an additional group of new gTLD applications. We currently have registry operator agreements with ICANN for the following 29 new gTLDs:

.Actor*	.Airforce	.Army
.Attorney	.Consulting*	.Dance*
.Degree	.Democrat*	.Dentist
.Engineer	.Futbol*	.Gives
.Haus*	.Immobilien*	.Kaufen*
.Lawyer	.Market	.Moda*
.Mortgage	.Navy	.Ninja*
.Pub*	.Rehab	.Republican
.Reviews*	.Rocks*	.Social*
.Software	.Vet

*
Launched into the marketplace

        To date, we have launched our first 14 gTLDs into the marketplace. We also have an interest in seven active applications made directly by Rightside Registry and 61 active applications or registry operator agreements through our strategic alliance with Donuts. Additionally, we have entered into a registry services agreement to provide registry back-end services to Donuts. For the year ended December 31, 2013 and the three months ended March 31, 2014, we incurred approximately $8.4 million and $2.3 million, respectively, of operating expenses in connection with the new gTLD initiative.

        All of the gTLDs for which we have registry operator agreements have been delegated to us and inserted into the Root Zone. The launch of each new gTLD is governed by an ICANN-coordinated process that delegates new gTLDs according to a randomly assigned prioritization number. All of the pending applications filed by Rightside Registry or Donuts have passed ICANN's initial evaluation process and are progressing through the later stages of ICANN's process for contractually awarding and delegating gTLD operating rights. We are still in competition with other third-party applicants for many of these new gTLDs.

        We will operate a registry for each gTLD that is delegated to us by ICANN under the New gTLD Program. Each of these registries provides the system of record for every domain name associated with its respective gTLD and will distribute the domain names to registrants exclusively through accredited registrars and their resellers. Rightside Registry has entered into registrar agreements with more than 70 leading registrars enabling each of these registrars to provide domain name services for our portfolio of new gTLDs. Each registry establishes wholesale pricing for its domain names, which are then priced by the registrar for sale to its customers. As part of the contracting process, registrars are technically certified and financially qualified. The registry operator agreement with ICANN to operate a registry has a ten year term with a presumptive right of renewal.

        Domain names are registered to customers on a subscription basis, with initial registration terms lasting from one to ten years. The full cost of the registration fee is collected up front and recognized ratably over the life of the registration. At the end of the subscription term, renewals are typically sold for the same annual wholesale price as the initial registration. Certain premium domain names have higher initial registration prices—which may be achieved through buy-it-now, auction or offer/counter-offer pricing mechanisms. Our renewal price of a premium domain name is expected to be lower than its initial registration price.

        We have developed a proprietary technology platform that provides the high-availability services associated with the registration of domain names for each of our new gTLDs. The platform makes it easy for registrars to sell and service domain names associated with our gTLDs. We have also developed attractive and innovative services such as the Domain Protected Marks List ("DPML"), which is a trademark rights protection mechanism which prevents the registration of second level domain names containing a string of letters matching a registered trademark. The DPML service or "block" feature works across multiple gTLDs of participating registries. Our long history as a registrar provides us with unique insight and gives us the opportunity to create a registrar-friendly registry service—one that greatly simplifies the technical integration, customer support and business requirements for registrar partners.

        We have also licensed our registry platform and certain related services (which we refer to as our back-end registry platform) to Donuts as part of our strategic alliance with them. To date, our back-end registry platform has powered the launch for over 120 new gTLDs and over 550,000 domain name registrations.

Aftermarket and Other Services

        We have also developed several proprietary service offerings designed for marketplace participants to buy, sell and monetize high-value domain names.

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  Auctions:  We own 50% of NameJet through our joint venture with Web.com. NameJet offers domain name auction services to domain name buyers, brokerage services, registrants, registrars and registries, providing a secondary market for the purchase and sale of domain names. NameJet's market-tested auction platform has sold more than 450,000 domain names over the past five years and provides specialized services for:

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  Registries—NameJet provides auction services to registries conducting Sunrise and Landrush auctions associated with the launch of their TLDs. "Sunrise" is a pre-launch registration phase, lasting at least 30 days, which allows trademark holders the opportunity to register domain names in a TLD which match their marks before registration is generally available to the public. "Landrush" is a registration phase, usually immediately following Sunrise, during which an individual or entity may apply to become the registrant of a domain name that has not yet been reserved or registered during the Sunrise phase. Participants in Landrush phase often pay a premium price to be one of the first to register a domain name in a new TLD. We anticipate that the launch of the New gTLD Program will create additional opportunities to provide this service and NameJet has signed agreements to manage Sunrise and Landrush auctions for 11 new gTLD registries on a revenue sharing basis.

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  Registrars—NameJet provides auction services to registrars seeking a robust auction platform and increased distribution for desirable, expiring domain names. Leading registrars like Melbourne IT, Register.com, Network Solutions, Fabulous.com, and our own registrar business regularly use NameJet to bring their auctions to market through a revenue sharing arrangement.

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  Third-Party Domain Name Owners—NameJet provides auction services to independent domain owners that wish to auction premium domain names at fair market prices.

    The NameJet platform provides easy-to-use tools to list, monitor, bid and transfer domain names in a reliable and trusted environment. Backorder services enable customers to identify and acquire domain names that have expired or are about to become available.

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  Domain Name Brokerage Services:  Our domain name brokerage service acquires and sells high-value domain names on the open market for third parties and also our owned portfolio of domain names. Utilizing our extensive marketplace experience and proprietary techniques for discovering, analyzing and marketing high-value domain names, our domain name brokerage service connects domain name buyers with domain name sellers and negotiates transactions on behalf of either party. Individual domain names and substantially sized domain name portfolios are sold through our direct sales organization providing these brokerage services, typically for a commission earned upon the successful completion of the transaction.

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  Monetization:  Through our monetization service, we provide a solution for domain name owners who wish to monetize traffic to their websites or domain names through advertising related services. Using a series of sophisticated algorithms and proprietary methods, relevant links and advertisements are presented to site visitors that can be dynamically optimized to improve monetization performance. Configurable site templates, free site hosting and free DNS hosting is also included in this managed service offering that is licensed on a revenue sharing basis with no set-up fees. In addition to providing this service to our customers, we also use this solution on our portfolio of domain names.

Information Technology and Systems

        Our technologies include software applications built to run on independent clusters of standard and commercially available servers located at co-location facilities throughout North America and Europe. We make substantial use of off-the-shelf available open-source technologies such as Linux, PHP, MySQL and Redis, in addition to commercial platforms such as Microsoft, including Windows Operating Systems, SQL Server, and .NET. These systems are connected to the Internet via load balancers, firewalls, and routers installed in multiple redundant pairs. Virtualization is heavily deployed throughout our technology architecture, which affords scaling in an efficient and cost effective manner. Enterprise class storage systems provide redundancy in order to maintain continued and seamless system availability in the event of most component failures.

        Our data centers host our various public-facing websites and applications, as well as many of our back-end business intelligence and financial systems. Each of our significant websites is designed to be fault-tolerant, with collections of application servers, typically configured in a load balanced state, in order to provide additional resiliency. The infrastructure is equipped with enterprise class security solutions to combat events such as large scale distributed denial of service attacks ("DDoS"). Our environment is staffed and equipped with a full scale monitoring solution, which includes a Network Operations Center that is continuously staffed.

International Operations

        We currently have international operations in Dublin, Ireland; George Town, Grand Cayman; Ottawa, Canada; and Queensland, Australia. Our operations in Dublin, established in late 2012, primarily consist of the customer and technical support, quality assurance and marketing functions for our registry business as well as providing similar services for our back-end registry platform customers. In the future, we may provide similar customer and technical support and quality assurance services related to our registrar business from our Dublin operations. Because ICANN's New gTLD Program did not launch until the fourth quarter of 2013, our Dublin and other international operations have not generated significant revenue to date. For information regarding risks associated with our international operations, see "Risk Factors."

Intellectual Property

        Our intellectual property, which consists of trade secrets, trademarks, copyrights and patents, is, in the aggregate, important to our business. We rely on a combination of trade secret, trademark, copyright and patent laws in the United States and other jurisdictions, together with confidentiality and non-disclosure agreements and technical measures, to protect the confidentiality of our proprietary rights. As of March 31, 2014, we have been granted seven patents by the U.S. Patent and Trademark

Office and have two patent applications pending in the United States and other jurisdictions. Our patents expire between July 2022 and February 2031. We also have a royalty-free license to utilize an additional 45 patents that are registered in the name of our former parent. We rely more heavily on trade secret protection than patent protection. To protect our trade secrets, we control access to our proprietary systems and technology, including our platforms, and enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality and non-disclosure agreements with other third parties.

Customers

        We currently provide our registrar services to a network of more than 20,000 active resellers, including large e-commerce websites, Internet service providers, and web-hosting companies, as well as directly to over 250,000 customers. Total revenue earned from resellers was $28.1 million, or 63% of total revenue, for the three months ended March 31, 2014, and was $110.4 million, or 60% of total revenue, for the year ended December 31, 2013. As of March 31, 2014, our three largest resellers accounted for 34% of our total domain names under management, and our largest reseller, Namecheap, Inc., represented 23% of total domain names under management. In addition, Namecheap accounted for approximately 16% of our total revenue for the three months ended March 31, 2014. We enter into standard reseller agreements with each of our resellers and currently have supplemental letters of agreement relating to pricing and other specific terms with nine of our top ten resellers. The term of our current reseller agreement with Namecheap, which obligates Namecheap to exclusively sell our domain name registration services, expires in December 2014 but will automatically renew for an additional one-year period unless terminated by either party.

        We also generate revenue from advertising links placed on domain names owned by us and certain of our customers with whom we have revenue sharing arrangements. Revenue generated through our advertising service contract with Google accounted for approximately 12% of our total revenue for the year ended December 31, 2013 and 10% of our total revenue for the three months ended March 31, 2014.

Competition

        The markets for domain name registration and web-based services are intensely competitive. For our registrar business, we compete on a number of factors including price, customer service, reliability, available TLDs, and value-added services, such as email and web hosting. Our principal competitors to our registrar business include existing registrars, such as GoDaddy, Web.com and Melbourne IT, some of which have more extensive value-added service offerings than we do, as well as new registrars who may enter the domain name registration business in the future. Our registry business competes with existing registry operators, including VeriSign, Afilias, the Public Interest Registry, country-code TLD operators, and new registry operators that are delegated new gTLDs under the New gTLD Program. We compete with these existing and new registry operators on the basis of price, market relevance, availability of high-quality second level domains, bundling with other TLDs, and availability of other registry-related services, such as the Domain Protected Marks List.

Industry Regulation

        In the United States, Congress has adopted legislation that regulates certain aspects of the Internet, including online content, intellectual property protection, user privacy, taxation, liability for third-party activities and legal jurisdiction, including the Communications Decency Act, the Digital Millennium Copyright Act, the Lanham Act and the Anticybersquatting Consumer Protection Act.

        Federal, state, local and foreign governments are proposing rules and regulations that affect digital commerce, including with respect to taxation of goods and services made available online. It is impossible to predict whether new taxes will be imposed on our services, and depending upon the type of such taxes, whether and how we would be affected. Increased regulation of the Internet both in the United States and abroad may decrease its growth and hinder technological development, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect our business, financial condition or operational results.

        Compliance with complex foreign and U.S. laws and regulations that apply to our international operations and/or international domain names increases our cost of doing business in international jurisdictions and could interfere with our ability to offer our products and services in one or more countries or expose us or our employees to fines and penalties. For example, as a U.S.-based entity, we are obligated to comply with the economic sanctions and regulations administered by the U.S. Treasury and the Office of Foreign Assets Control ("OFAC"). OFAC regulations prohibit U.S.-based entities from entering into or facilitating transactions with, for the benefit of, or in some cases involving the property of, persons, governments or countries designated by the U.S. government under one or more sanctions regimes, which could include transactions that provide a benefit that is received in an OFAC designated country. We may be subject to material fines, sanctions or other penalties if certain of our domain name customers register domain names in countries that are subject to U.S. sanctions and embargoes, including Cuba. Additionally, some of the products and services we provide to customers globally may require approval under U.S. export law. As the list of products and countries requiring export approval expands or changes, government restrictions on the export of software and hardware products using encryption technology may grow and become an impediment to our growth in international markets. If we do not obtain required approvals or we violate applicable laws, we may not be able to provide some of our services in international markets and may be subject to fines and other penalties.

        The registration of domain names generally is governed by rules and policies developed and implemented through ICANN. ICANN maintains contracts with domain name registrars and registries through which it enforces compliance with its Consensus Policies. While these policies do not constitute law in the United States or elsewhere, they have a significant influence on the operation and future of the domain name registration system, including the operations of both registrars and registries. The regulation of domain names in the United States and in foreign countries has evolved over the past two decades and may continue to change. ICANN and other quasi-regulatory bodies and institutions could modify existing, or establish additional, requirements and policies for the registration of domain names, including those for previously registered domain names. In addition, ICANN and other institutions could adopt or promote policies, or adopt unfavorable unilateral changes to the terms of the registry operator agreements for new gTLDs, including gTLDs that are or have been delegated to us, which could impact how we operate our registrar and registry businesses or affect our competitive position. For example, Specification 9 of the form registry operator agreement for new gTLDs currently sets forth the guidelines for a vertically integrated company operating one or more registrars and one or more registries, and ICANN may materially change these guidelines or prohibit such vertical integration in the future.

        The U.S. Department of Commerce's National Telecommunications and Information Agency (NTIA) oversees ICANN's management of the DNS. The NTIA and ICANN renewed their "Affirmation of Commitments" in 2009 which provides an ongoing review of ICANN's performance of its stewardship of the DNS and its accountability to the multi-stakeholders involved in the development and implementation of Internet policy. The Affirmation of Commitments sets forth a periodic review process by committees which provide for more international and multidiscipline participation. These review panels are charged with reviewing and making recommendations regarding (i) the accountability and transparency of ICANN; (ii) the security, stability, and resiliency of the DNS; (iii) the impact of new gTLDs on competition, consumer trust, and consumer choice; and (iv) the effectiveness of ICANN's policies with respect to registrant data in meeting the legitimate needs of law enforcement and promoting consumer trust. Additionally, under its contract with ICANN, NTIA performs certain technical infrastructure functions (the "IANA functions") related to the DNS. The NTIA announced in mid-March of 2014, that it intended to transition the IANA function to a multi-stakeholder, private sector led organization. ICANN is currently responsible for coordinating this transition.

Employees

        As of March 31, 2014, we had approximately 260 employees. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. We believe that relations with our employees are good.

Facilities

        We do not own any real estate. We currently lease an approximately 41,000 square-foot facility for our headquarters in Kirkland, Washington, an office for our Name.com retail registrar service offering in Denver, Colorado and offices for our international operations in Dublin, Ireland and Queensland, Australia. We also lease space in large data centers in other locations in North America and Europe. We believe our current and planned offices and data centers will be adequate for the foreseeable future.

Legal Proceedings

        There are no pending or threatened legal proceeding to which we are a party that, in our belief, are reasonably likely to have a material adverse effect on our business, financial results and existing or future operations.

 MANAGEMENT

Executive Officers and Directors Following the Separation

        The following table sets forth information as of June 9, 2014 regarding certain individuals who are expected to serve as our executive officers and directors following the separation, including their anticipated titles. All of the expected executive officers are currently employees of Demand Media except for Tracy Knox, who is currently the Chief Financial Officer of Rightside Operating Co., a wholly owned subsidiary of Demand Media. After the separation, none of the executive officers will continue to be employed by Demand Media. Information concerning any additional directors elected by the board of directors of Demand Media prior to separation will be included in an amendment to this Information Statement.

Name	Age	Position
Taryn J. Naidu	36	Director and Chief Executive Officer
Tracy Knox	42	Chief Financial Officer
Wayne MacLaurin	46	Chief Technology Officer
Rick Danis	44	General Counsel
David E. Panos	51	Chairman of the Board
Shawn J. Colo	42	Director
Robert J. Majteles	49	Director
James R. Quandt	64	Director
Richard C. Spalding	63	Director

Biographical Summaries of Directors and Executive Officers

        Taryn J. Naidu will serve as a Director and Chief Executive Officer of Rightside. Currently, Mr. Naidu serves as Executive Vice President, Domain Services of Demand Media's registrar business, which includes eNom and Name.com, a position he has held since April 2011. Prior to this, Mr. Naidu served as Demand Media's Executive Vice President, Registrar Services and Senior Vice President, Registrar Services, and served as a consultant to eNom from 2006 until he was appointed Senior Vice President in 2007. Since early 2011, Mr. Naidu has led the registry team establishing our strategy for acquiring gTLD registry operator rights in ICANN's New gTLD Program, building our technology platform to support our operated gTLDs and our back-end registry customers and establishing and implementing domestic and international business operations to support our registry operations. Prior to joining Demand Media, Mr. Naidu worked at Momentous Corporation, a Canadian domain name marketing services group, from 2002 to 2006, where he held various roles including Chief Executive Officer and President of Pool.com, a leading domain name auction company. Mr. Naidu holds a B.Sc. in Computer Science, with a minor in Mathematics from the University of Regina. Mr. Naidu brings to our board of directors extensive leadership, management and strategic business experience derived from his current position at Demand Media and former positions in the domain name services industry.

        Tracy Knox will serve as the Chief Financial Officer of Rightside. Ms. Knox currently serves as the Chief Financial Officer of Rightside Operating Co., a wholly owned subsidiary of Demand Media, a position she has held since January 2014. From March 2013 to January 2014, Ms. Knox served as Chief Financial Officer for A Place for Mom, Inc., a private equity backed company, where she oversaw the company's operating and capital plans. From September 2011 to March 2013, Ms. Knox served as Chief Financial Officer at UIEvolution.com, a mobile software products and services producer. From May 2008 until August 2011, Ms. Knox was the Chief Finance Officer of Drugstore.com, an online retailer and a public company until its sale to Walgreen Co. in 2011. From 2003 to 2008, Ms. Knox also served in various financial leadership roles with Drugstore.com. Prior to Drugstore.com, Ms. Knox held senior financial leadership roles at Western Wireless International, Freeinternet.com, and

PriceWaterhouseCoopers. Ms. Knox received a B.S. in Business from Indiana University and an M.B.A. from the University of Washington.

        Wayne MacLaurin will serve as our Chief Technology Officer. Currently, Mr. MacLaurin serves as Senior Vice President, Technology for Demand Media's registry group where he is responsible for managing both the technology roadmap as well as day-to-day operation of the registry systems. Prior to joining Demand Media, Mr. MacLaurin served as Chief Technology Officer at Sedari, a consulting firm focused on ICANN's New gTLD Program, and as the Executive Director of the Domain Name System Operations, Analysis and Research Center (DNS-OARC), a non-profit organization seeking to improve the Internet's domain name system infrastructure, from April 2010 to September 2012. From 2007 to 2010, Mr. MacLaurin was a consultant to the Canadian Internet Registration Authority (CIRA), Director of Internet Services at Distributel Communications, Ltd., an Internet services provider, and a consultant to the Minto Group Inc., a real estate builder and developer. From 2001 to 2006, Mr. MacLaurin served as Chief Technology Officer and Vice President of the Momentous Corporation, a Canadian domain name marketing services group. While with Momentous, he was actively involved with both Namescout.com, a large ICANN accredited registrar, and Pool.com, a key player in the secondary domain name market. Mr. MacLaurin holds a B.Sc. in Electrical Engineering from the University of Ottawa and is a member of the Professional Engineers of Ontario.

        Rick Danis will serve as our General Counsel. From April 2013, Mr. Danis has served as Demand Media's Senior Vice President, Assistant General Counsel. Prior to that, Mr. Danis served as Vice President, Assistant General Counsel and Vice President, Business & Legal Affairs at Demand Media. Since joining Demand Media in June 2009, Mr. Danis has been responsible for managing all legal issues related to its domain name services businesses. Prior to joining Demand Media, Mr. Danis held senior positions in the legal departments of Nokia Corporation, a global leader in mobile communications, from 2008 to 2009, and Yahoo! Inc., a leading Internet portal and online media company, from 1999 to 2008 and was Assistant General Counsel at broadcast.com, an Internet streaming media company, prior to its acquisition by Yahoo! in 1999. Mr. Danis holds a J.D. from the DePaul University College of Law and a B.B.A in Accounting, cum laude, from Ohio University.

        David E. Panos will serve as a Director and Chairman of the Board of Directors of Rightside. Between 2008 and December 2013, Mr. Panos served in several senior roles with Demand Media, including Executive Vice President, Emerging Markets, Chief Strategy Officer and Chief Marketing Officer, and since December 2013, he has served as a consultant to Demand Media. Mr. Panos has been an integral part of the Demand Media team responsible for the strategy for acquiring gTLD registry operator rights in ICANN's New gTLD Program and for establishing and implementing business operations to support Rightside's registry operations, both domestically and internationally. An entrepreneur with more than 20 years of early stage software company experience, Mr. Panos co-founded and previously served as Chief Executive Officer of Pluck Corporation, a white label social media integrated community platform, from 2003 until acquired in 2008 by Demand Media. Before starting Pluck Corporation, Mr. Panos was a Venture Partner at Austin Ventures from 2001 to 2003, and he served as Vice President of Marketing and New Business Development at DataBeam Corporation, a realtime communications software company, from 1992 to 1999, before its sale to IBM's Lotus Development Corporation. Mr. Panos currently serves on the Board of Directors of Mass Relevance Inc., a social experience platform for brands and media, and Nicaragua Resource Network, a 501(c)(3) corporation. He holds an M.B.A. from the Harvard Business School and is a Phi Beta Kappa graduate of Furman University with a B.A. in Political Science. Mr. Panos' strong leadership, entrepreneurial and managerial skills combined with broad industry knowledge enable him to provide essential strategic and corporate governance leadership to our management team and board of directors.

        Shawn J. Colo will serve as a Director of Rightside. Mr. Colo is a co-founder of Demand Media and has served as its Interim Chief Executive Officer and President since October 2013. Prior to that,

Mr. Colo served as Demand Media's Executive Vice President, Corporate Development, focusing on mergers and acquisitions as well as strategic corporate partnerships, since April 2006. Mr. Colo has led the acquisitions of eNom, BulkRegister, Name.com and HotKeys, Inc. and played a key role in identifying and developing the strategy for acquiring gTLD registry operator rights in ICANN's New gTLD Program. Prior to co-founding Demand Media, Mr. Colo was a principal with Spectrum Equity Investors, a media and communications focused private equity firm, from 1997 to 2006, where he was responsible for sourcing and analyzing media and technology investment opportunities in the United States and Europe. Mr. Colo holds a B.S.E. in Civil Engineering and Operations Research from Princeton University. Mr. Colo is also a director of KCRW, Southern California's leading National Public Radio affiliate and participates on the Intel Capital Consumer Advisory Board. Mr. Colo's extensive experience evaluating and acquiring businesses in the domain name industry will serve as a critical resource to our management team and board of directors.

        James R. Quandt will serve as a Director of Rightside. Mr. Quandt currently serves as the Chairman of the Board of Directors of Demand Media. Since 2005, Mr. Quandt has served as co-founder and Managing Partner at Thomas James Capital, Inc., a private equity firm that also provides financial advisory services. Mr. Quandt has served on a number of public and private company boards, including Intermix Media, Inc., an Internet marketing company that owned MySpace, Inc., Blue Label Interactive, Inc., Digital Orchid Incorporated, The FRS Company, where he is currently Chairman of the board, and the Brain Corporation. Mr. Quandt is a member of the Board of Trustees of Saint Mary's College of California and currently serves as Chairman Emeriti, and is the President of the Pacific Club of Newport Beach. Mr. Quandt participated in the Managerial Policy Institute at the University of Southern California's Marshall School of Business, and received a B.S. in Business Administration from Saint Mary's College. Mr. Quandt's mix of executive leadership and financial expertise will provide valuable insight and guidance to our board of directors. Mr. Quandt brings a seasoned and strategic perspective rooted in his role as a board member of various public and private companies in the Internet and technology sectors, as well as his experience as a former member of the NYSE.

        Richard C. Spalding will serve as a Director of Rightside. Since 2003, Mr. Spalding has been the Managing Director at Kearny Venture Partners, focusing on life science and drug sector investments. From 2000 to 2003, Mr. Spalding was a General Partner at ABS Ventures, investing in emerging companies in the healthcare sector. From 1997 to 1999, Mr. Spalding served as a Vice President and the Chief Financial Officer at Portal Software, a software company for online billing services, where Mr. Spalding's responsibilities included working on corporate financing and legal and financial reporting. Prior to that, Mr. Spalding served as the Chief Financial Officer at Fusion Medical Technologies, a medical device company, and was responsible for all aspects of the company's initial public offering. Between 1991 and 1996, Mr. Spalding was with Alex, Brown and Sons, an investment bank to emerging growth companies, which he joined after a 14-year tenure at Brobeck, Phleger & Harrison LLP, acting as general counsel for initial public offerings, mergers and acquisitions, and corporate governance matters. Mr. Spalding has served on the board of directors of Auilix Biopharma, Inc., a biopharmaceutical company, 3D Systems Corporation, an integrated solutions 3D printing company, Emphasys Medical, Inc., a medical technology company, CBCA, Inc., a web-based health benefits services administrator, and SpinalMotion, Inc., a medical device company. Mr. Spalding has also served as an observer to the boards of directors of RoxRo Pharma, Aspreva Pharmaceuticals, Align Technologies, and Kai Pharmaceuticals. Mr. Spalding received a J.D. from Columbia Law School and an A.B. from Harvard College. Mr. Spalding's considerable expertise as a venture capitalist investing in and advising companies, as well as his management experience will provide unique and indispensable knowledge and direction to our management and board of directors.

        Robert J. Majteles will serve as a Director of Rightside. Mr. Majteles is the managing partner of Treehouse Capital LLC, an investment firm he launched in 2000. Mr. Majteles serves as an active and involved board member for the companies in Treehouse's portfolio. Prior to launching Treehouse Capital LLC, Mr. Majteles was the Chief Executive Officer of three technology companies, including one which was publicly traded. Mr. Majteles has also served as a board member of, and an investor in, many public and private technology companies. In addition, Mr. Majteles has also been an investment banker and a mergers and acquisitions attorney. Since 2006, Mr. Majteles has served on the board of directors of U.S. Auto Parts Network, Inc., an e-commerce company focused on auto parts, and currently serves as its Chairman, and since 2009, Mr. Majteles has served on the board of directors of iPass Inc., which provides global enterprises and telecommunications carriers with cloud-based mobility management and Wi-Fi connectivity services, and currently serves as the Chairman of its audit committee. During the past five years, Mr. Majteles has also served on the board of directors at Rovi Corporation (formerly Macrovision), a digital entertainment technology company; Unify Corporation, a business software and services company; Adept Technology, Inc., a robotics systems and services company; Comarco, Inc., a company focused on the design and manufacture of mobile power devices; Phoenix Technologies, a core systems software company; Merriman Holdings, Inc. (formerly Merriman, Curhan & Ford Group, Inc.), an investment banking firm; and WorldHeart Corporation, a medical device company. Mr. Majteles holds a J.D. from Stanford University and a B.A from Columbia University. Mr. Majteles will provide valuable advice and guidance to our management team and board of directors with his management experience in leading companies and prior and current service on multiple boards of directors of innovative technology companies.

Board of Directors

        Our business and affairs will be managed under the direction of our board of directors. Effective upon the separation, our amended and restated bylaws permits our board of directors to establish by resolution the authorized number of directors. Currently, we expect that our board of directors will consist of seven directors, a majority of whom will qualify as "independent" according to the rules and regulations of Nasdaq.

        Effective upon completion of the distribution, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. We anticipate that our directors will be divided among the three classes as follows:

  •
  Class I consists of                  , each with a term expiring at the                  annual meeting of stockholders;

  •
  Class II consists of                  , each with a term expiring at the                  annual meeting of stockholders; and

  •
  Class III consists of                  , each with a term expiring at the                  annual meeting of stockholders.

        Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Leadership Structure and Risk Oversight

        In accordance with our amended and restated bylaws, our board of directors will appoint our officers, including our chief executive officer. Our board of directors does not have a policy on whether the role of the chairman and chief executive officer should be separate and, if it is to be separate, whether the chairman should be selected from the non-employee directors or be an employee and if it is to be combined, whether a lead independent director should be selected.

        Following the spin-off, our board will have four independent members and three non-independent members. A number of our independent board members are currently serving or have served as members of senior management of other public companies and have served as directors of other public companies. We will have three standing board committees comprised solely of directors who are considered independent under Nasdaq standards. We believe that the number of independent, experienced directors that will make up our board benefits our Company and our stockholders.

        Our board will be primarily responsible for overseeing our risk management processes. Our board, as a whole, will determine the appropriate level of risk for our Company, will assess the specific risks that we face and will review management's strategies for adequately mitigating and managing the identified risks. Although our board will administer this risk management oversight function, our audit committee, nominating and corporate governance committee and compensation committee will support our board in discharging its oversight duties and address risks inherent in their respective areas. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach. In particular, the audit committee will be responsible for considering and discussing our significant accounting and financial risk exposures and the actions management has taken to control and monitor these exposures, and the nominating and corporate governance committee will be responsible for considering and discussing our substantive corporate governance risk exposures and the actions management has taken to control and monitor these exposures. Going forward, we expect that the audit committee and the nominating and corporate governance committee will receive periodic reports from management at least quarterly regarding our assessment of such risks. While the board will oversee our risk management, company management will be responsible for day-to-day risk management processes. Our board expects company management to consider risk and risk management in each business decision, to pro-actively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board. Our board believes its administration of its risk oversight function has not affected the board of directors' leadership structure.

        Our compensation committee, with input from our management, will assist our board in reviewing and assessing whether any of our compensation policies and programs could potentially encourage excessive risk-taking. In considering our employee compensation policies and practices, the compensation committee will review, in depth, our policies related to payment of salaries and wages, commissions, benefits, bonuses, stock-based compensation and other compensation-related practices and considers the relationship between risk management policies and practices, corporate strategy and compensation. A primary focus of our compensation program is intended to incentivize and reward growth in Adjusted EBITDA, among other metrics. We believe these metrics are positive indicators of our long-term growth, operating results and increased stockholder value and therefore believe that our compensation program does not create risks that are reasonably likely to have a material adverse effect on the Company.

Board Committees

        Effective upon the spin-off, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below.

Audit Committee.

        Our audit committee will have responsibility for, among other things:

  •
  overseeing management's maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

  •
  overseeing management's establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

  •
  reviewing our annual and quarterly financial statements;

  •
  appointing and evaluating the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants; and

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  discussing with management and our board of directors our policies with respect to risk assessment and risk management, as well as our substantive financial risk exposures and the actions management has taken to limit, monitor or control such exposures, if any.

        Committee Members.    The initial members of the audit committee will be determined prior to the spin-off. We may rely on the transition rules provided in the Nasdaq Listing Rules related to the independence and financial literacy of the members of our audit committee. To the extent we rely on these transition rules, by the date required by the Nasdaq Listing Rules, all members of the audit committee will be independent and financially literate and have the necessary accounting or financial management experience.

        Charter.    Prior to or upon completion of the separation, it is intended that our board of directors will adopt a written charter for our audit committee, which will then be available on our corporate website at www.rightside.co.

Compensation Committee.

        Our compensation committee will have responsibility for, among other things:

  •
  reviewing management and employee compensation policies, plans and programs;

  •
  monitoring performance and compensation of our executive officers and other key employees;

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  preparing recommendations and periodic reports to our board of directors concerning these matters; and

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  administering our equity incentive plans.

        Committee Members.    The initial members of the compensation committee will be determined prior to the spin-off. We may rely on the transition rules provided in the Nasdaq Listing Rules related to the independence of the members of our compensation committee. To the extent we rely on these transition rules, by the date required by the Nasdaq Listing Rules, all members of the compensation committee will be independent.

Nominating and Corporate Governance Committee.

        Our nominating and corporate governance committee will have responsibility for, among other things:

  •
  recommending persons to be selected by our board of directors as nominees for election as directors and to fill any vacancies on our board;

  •
  considering and recommending to our board of directors qualifications for the position of director and policies concerning the term of office of directors and the composition of our board; and

  •
  considering and recommending to our board of directors other actions relating to corporate governance.

        Committee Members.    The initial members of the nominating and corporate governance committee will be determined prior to the spin-off. We may rely on the transition rules provided in the                  Rules related to the independence of the members of our nominating and corporate governance committee. To the extent we rely on these transition rules, by the date required by the Nasdaq Listing Rules, all members of the nominating and corporate governance committee will be independent.

        When recommending persons to be selected by the board of directors as nominees for election as directors, the nominating and corporate governance committee will consider such factors as the individual's personal and professional integrity, ethics and values, experience in corporate management, experience in the Company's industry and with relevant social policy concerns, experience as a board member of another publicly held company, academic expertise in an area of the Company's operations and practical and mature business judgment. In addition, the nominating and corporate governance committee will consider diversity of relevant experience, expertise and background in identifying nominees for directors.

Compensation Committee Interlocks and Insider Participation.

        None of the members of our compensation committee will be an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee.

Code of Business Conduct and Ethics

        Prior to the spin-off, we will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.rightside.co upon the completion of the separation. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Executive Officers

        Each of our executive officers has been appointed by our board of directors.

Indemnification of Officers and Directors

        Upon completion of the separation, our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law, as amended. Delaware law, however, prohibits our certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

        Our amended and restated certificate of incorporation will not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

        In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered, or will enter, into indemnification agreements with each of our current directors and officers. These agreements provide, or will provide, for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our Company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our Company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification, including any determination that any such indemnification by us is against public policy as expressed in the Securities Act. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

        Under our amended and restated bylaws, we will be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We intend to maintain general liability insurance covering certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the DGCL or the provisions of our amended and restated certificate of incorporation or amended and restated bylaws.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

 DIRECTOR COMPENSATION

Director Compensation

        Prior to the distribution, we did not compensate our directors for service in their capacity as our directors; however, we expect to compensate our non-employee directors following the distribution. While we have not yet determined the specific forms or amounts of any such compensation, we expect that our non-employee directors will be entitled to any or all of annual fees, additional fees for chairing or serving on board committees, meeting fees and periodic equity incentive award grants. The specific amounts and forms of all such fees and equity awards will be determined by our board of directors after the distribution. To the extent that any of our executive officers serves on our board of directors, we do not expect that such officers will receive compensation for such board services.

Panos Non-Executive Chairman Agreement

        In January 2014, Mr. Panos and the Company entered into a Non-Executive Chairman Agreement (the "Chairman Agreement") that will become effective upon completion of this spin-off. Pursuant to the Chairman Agreement, Mr. Panos will serve for a term beginning on the effective date of this spin-off and ending on the earliest to occur of (i) the two-year anniversary of this spin-off, (ii) the date of our annual stockholder meeting at which Class II directors are nominated for re-election to our board of directors (the "Class II meeting") and (iii) the date on which Mr. Panos ceases to serve as Chairman of our board of directors.

        Under the Chairman Agreement, Mr. Panos will receive $200,000 in annual cash compensation, in lieu of director cash retainers/fees and other cash compensation paid to other non-employee directors, payable in substantially equal installments on the same schedule as annual fees are paid to our non-employee directors (and pro-rated for any partial service period) or, if no such schedule exists, quarterly in arrears.

        Pursuant to the Chairman Agreement, Mr. Panos also will receive a restricted stock unit award covering a number of shares of our common stock equal to $250,000, divided by the closing price of our common stock on the effective date of the spin-off (the "Panos RSU Award"). The Panos RSU Award will vest, subject to Mr. Panos' continued service, over a three-year period as to 1/12th of the restricted stock units on each three-month anniversary of the effective date of the spin-off. In addition, the Panos RSU Award will accelerate and vest in full in the event Mr. Panos is not re-elected as a Class II director at the Class II meeting. Following the first anniversary of this spin-off, Mr. Panos will be eligible to receive annual equity awards consistent with annual equity awards granted to other non-employee directors. In the event of a change in control of our Company, any then-outstanding Company equity awards held by Mr. Panos will accelerate and vest in full.

        The Chairman Agreement will terminate if Mr. Panos' service with Demand Media terminates for any reason prior to this spin-off or if this spin-off does not occur on or prior to June 30, 2014, (in the latter case, unless otherwise agreed by our Company, Mr. Panos and Demand Media).

 EXECUTIVE COMPENSATION

Overview

        This section discusses the material components of the executive compensation program for our executive officers who are named in the "2013 Summary Compensation Table" below. These individuals, who would have been our 2013 "named executive officers" had we been a publicly listed company during 2013 (and who are referred to as such below), as well as their positions with us following the spin-off, are as follows:

  •
  Taryn J. Naidu, Director and Chief Executive Officer

  •
  Rick Danis, General Counsel

  •
  Wayne MacLaurin, Chief Technology Officer

In 2013, Messrs. Naidu and Danis were employees of Demand Media and Mr. MacLaurin was an independent contractor of Demand Media until he was hired as a full-time employee in April 2013. Accordingly, all payments and benefits described below were provided by Demand Media. In January 2014, we hired Ms. Knox as our Chief Financial Officer. Since she was not employed by us or Demand Media or any of its affiliates during 2013, we have not included her in the following tables.

2013 Summary Compensation Table

        The following table sets forth information concerning the compensation of our named executive officers by Demand Media for the year ended December 31, 2013.

Name and Principal Position(1)	Salary	Stock Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Taryn J. Naidu	$258,969	$415,000	$51,800	$12,793	$738,562
Director and Chief Executive Officer
Rick Danis	$213,750	$356,900	$34,000	$10,195	$614,845
General Counsel
Wayne MacLaurin	$167,027	$133,800	$34,000	$78,363	$413,190
Chief Technology Officer

(1)
Positions reflect positions with our company, and not positions in 2013 with Demand Media.

(2)
Amounts reflect the full grant-date fair value of Demand Media restricted stock units granted during 2013 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Information regarding the assumptions used to calculate the value of all such awards made to executive officers is provided in Note 11 to our combined financial statements included in this Information Statement. There can be no assurance that awards will vest (and if awards do not vest, no value will be realized by the individual), or that the value upon vesting will approximate the aggregate grant date fair value determined under ASC Topic 718.

(3)
Reflects the amount each named executive officer received under Demand Media's 2013 annual cash incentive program. Determination of compensation payable under this program was based on Demand Media's funding of its company-wide incentive award pool, which was funded based upon Demand Media's achievement in 2013 of pre-established targets of adjusted EBITDA (before expenses associated with the company-wide incentive award pool). For purposes of the 2013 annual cash incentive program, "adjusted EBITDA" is defined as net income (loss) before income tax expense, other income (expense), interest expense (income), depreciation, amortization, stock-based compensation, the financial impact of acquisition and realignment costs, formation expenses directly related to the gTLD Initiative, and any gains or losses on certain asset sales or dispositions. Acquisition and realignment costs include such items, when applicable, as (1) non-cash GAAP purchase accounting adjustments for certain deferred revenue and costs, (2) legal, accounting and other professional fees directly attributable to acquisition activity, and (3) employee severance payments attributable to acquisition or corporate realignment activities.

(4)
Amounts under the "All Other Compensation" column consist, as applicable (as indicated in the following table), of company payments of premiums for supplemental medical and dental benefits, premiums for life insurance and accidental death and dismemberment insurance, reimbursement of relocation costs, and consulting fees paid to Mr. MacLaurin before he was hired as a full-time employee of Demand Media.

Name	Supplemental Health Premiums	Insurance Premiums	401(k) Plan Matching	Relocation Costs	Consulting Fee
Taryn J. Naidu	$3,071	$972	$8,750	—	—
Rick Danis	$2,303	$930	$6,962	—	—
Wayne MacLaurin	$1,280	$387	$1,375	$25,000	$50,321

Narrative to Summary Compensation Table

Base Salaries

        Messrs. Naidu, Danis and MacLaurin received base salaries from Demand Media in 2013 to compensate them for services rendered to Demand Media. The base salary payable to each named executive officer was intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities, and is set forth in the Summary Compensation Table above. As of April 1, 2013, the base salaries of Messrs. Naidu and Danis were increased from $240,875 and $180,000, respectively, to $265,000 and $225,000, respectively. Mr. MacLaurin's annualized 2013 base salary was $220,000.

        Following the completion of this spin-off, our named executive officers will earn annualized base salaries that are commensurate with their positions as named executive officers of a public company and which are expected to provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities. The post-distribution annual base salaries for Messrs. Naidu, Danis and MacLaurin will be $360,000, $235,000 and $235,000, respectively.

Annual Cash Incentive Program

        In 2013, Messrs. Naidu, Danis and MacLaurin participated in Demand Media's 2013 annual cash incentive program. Determination of the Demand Media 2013 annual cash incentive payouts were based on the funding of Demand Media's incentive award pool. For 2013, the incentive award pool was funded based on Demand Media's achievement of pre-established targets of adjusted EBITDA, as calculated in accordance with the 2013 annual cash incentive program, before expense associated with the company-wide incentive award pool. The target cash incentive payout for Mr. Naidu and Mr. MacLaurin under Demand Media's 2013 annual cash incentive program was 50% and 30%, respectively, of each executive's base salary paid in 2013. Mr. Danis' target cash incentive payout was 25% of his base salary paid from January 1, 2013 to March 31, 2013, and 30% of his base salary paid from April 1, 2013 to December 31, 2013. Messrs. Naidu, Danis and MacLaurin received $51,800, $34,000 and $34,000, respectively, under Demand Media's 2013 annual cash incentive program.

        Following the completion of the spin-off, we expect that our named executive officers will be eligible to earn annual cash incentive awards based on the attainment of specified performance objectives established by our compensation committee. Eligibility to receive these cash bonuses is expected to incentivize our named executive officers to strive to attain Company and/or individual performance goals that further our interests and the interests of our stockholders. The applicable terms and conditions of the cash bonuses will be determined by our compensation committee. We expect that the Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders prior to the spin-off. For additional information about the Plan, please see "—Equity Plans—Incentive Award Plan" below.

Equity Compensation

        In 2013, Messrs. Naidu, Danis and MacLaurin participated in Demand Media's equity compensation plan. In 2013, the Demand Media compensation committee granted restricted stock units to Messrs. Naidu, Danis and MacLaurin covering 50,000, 43,000 and 20,000 shares of Demand Media's common stock, respectively. Mr. Naidu's award vested as to 1/16th of the restricted stock units ("RSUs") subject thereto on August 15, 2013, and continued to, and will continue to, vest in fifteen substantially equal installments quarterly thereafter, subject to Mr. Naidu's continued employment through the applicable vesting date. Mr. Danis' awards of 15,000 and 28,000 RSUs each vested as to 1/16th of the RSUs subject thereto on August 15, 2013 and continued to, and will continue to, vest in fifteen substantially equal installments quarterly thereafter, subject to Mr. Danis' continued employment through the applicable vesting date. Mr. MacLaurin's award will vest as to 1/4th of the RSUs subject thereto on July 29, 2014, and the remaining shares will vest in twelve substantially equal installments quarterly thereafter, subject to Mr. MacLaurin's continued employment through the applicable vesting date.

        We intend to adopt an Incentive Award Plan (the "Plan") in order to facilitate the grant of equity and cash incentives to directors, employees (including our named executive officers) and consultants of our Company and certain of its affiliates and to enable our Company and certain of its affiliates to obtain and retain the services of these individuals, which is essential to our long-term success. We expect that the Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such Plan by our stockholders prior to the spin-off. For additional information about the Plan, please see "—Equity Plans—Incentive Award Plan" below.

        We expect to make grants of            pursuant to the Plan to certain of our directors and employees, including our named executive officers, in connection with the spin-off. We anticipate that the grants awarded to our named executive officers in connection with the spin-off will be subject to            vesting, based on the executive's continued employment with us through the applicable vesting date. We expect that the aggregated denominated dollar value of all such awards granted to our named executive officers and other employees in connection with the spin-off will be approximately            , including the following grants to our named executive officers:

Named Executive Officer	Approximate Denominated Grant Value
.
.
.

Other Elements of Compensation

  Retirement Plans

        In 2013, our employees, including Messrs. Naidu, Danis and MacLaurin, were eligible to participate in Demand Media's 401(k) retirement savings plan. Under Demand Media's 401(k) plan, eligible Demand Media employees could elect to contribute pre-tax amounts, up to a statutorily prescribed limit, to the 401(k) plan. For 2013, the prescribed annual limit was $17,500.

        We intend to establish a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will be eligible to participate in the 401(k) plan on the same terms generally applicable to other full-time employees. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

  Employee Benefits and Perquisites

        Additional benefits available to our employees in 2013, including Messrs. Naidu, Danis and MacLaurin, included medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage. These benefits were provided to Messrs. Naidu, Danis and MacLaurin during 2013 on the same general terms as they are provided to all of Demand Media's full-time U.S. employees, with the exception of certain supplemental medical benefits under the Executive Medical Reimbursement Program ("EMRP") provided to eligible executives, including each of Messrs. Naidu, Danis and MacLaurin for which Demand Media paid approximately $3,071, $2,303, and $1,280, respectively, in costs during 2013. Under the EMRP, certain executives are eligible for reimbursement of certain medical expenses which would not otherwise be reimbursed to the executive.

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes the number of shares of Demand Media common stock underlying outstanding equity incentive plan awards for certain named executive officers as of December 31, 2013.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(1)
Taryn J. Naidu	April 5, 2013(2)	—	—	—	—	43,750	$252,438
	April 19, 2012(3)	—	—	—	—	83,334	$480,837
	May 13, 2011(4)	—	—	—	—	18,750	$108,188
	August 3, 2010(5)	45,572	16,298	$18.00	August 2, 2020	—	—
	March 24, 2010(6)	31,640	2,110	$7.70	March 24, 2020	—	—
	March 24, 2009(6)	25,000	—	$3.20	March 24, 2019	—	—
	January 29, 2008(6)	37,500	—	$3.62	January 29, 2018	—	—
	October 26, 2007(7)	37,500	—	$2.88	October 26, 2017	—	—
	April 27, 2007(7)	25,000	—	$2.00	April 27, 2017	—	—
	February 28, 2007(7)	12,152	—	$2.00	February 28, 2017	—	—
Rick Danis	April 5, 2013(8)	—	—	—	—	37,625	$217,096
	April 9, 2012(9)	—	—	—	—	4,219	$24,344
	April 9, 2012(10)	—	—	—	—	2,916	$16,825
	May 13, 2011(9)	—	—	—	—	3,000	$17,310
	March 24, 2010(11)	12,578	1,172	$7.70	March 24, 2020	—	—
	July 30, 2009(12)	16,000	—	$4.30	July 30, 2019	—	—
Wayne MacLaurin	July 29, 2013(13)	—	—	—	—	20,000	$115,400

(1)
The market value of shares or stock units that have not vested is calculated based on the closing trading price of Demand Media, Inc.'s common stock as reported on the New York Stock Exchange on December 31, 2013 ($5.77), the last trading day of 2013.

(2)
This restricted stock unit award vests as to 1/16 of the restricted stock units subject thereto in sixteen substantially equal quarterly installments commencing on August 15, 2013, subject to continued employment through the applicable vesting date and accelerated vesting under certain circumstances, as described under the caption "Executive Compensation Arrangements" below.

(3)
This restricted stock unit award vests as to 1/12 of the restricted stock units subject thereto in twelve substantially equal quarterly installments commencing on May 15, 2012, subject to continued employment through the applicable vesting date and accelerated vesting under certain circumstances, as described under the caption "Executive Compensation Arrangements" below.

(4)
This restricted stock unit award vested as to 1/8 of the restricted stock units subject thereto on November 15, 2011 and thereafter continues to vest in fourteen substantially equal quarterly installments starting on February 15, 2012, subject to continued employment through the applicable vesting date and accelerated vesting under certain circumstances, as described under the caption "Executive Compensation Arrangements" below.

(5)
These options vest and become exercisable in equal monthly installments over a four-year vesting period following the date of the closing of Demand Media's initial public offering (January 2011), subject to continued employment through the applicable vesting date and accelerated vesting under certain circumstances, as described under the caption "Executive Compensation Arrangements" below.

(6)
These options vest and become exercisable in equal monthly installments over a four-year vesting period following the grant date, subject to continued employment through the applicable vesting date and accelerated vesting under certain circumstances, as described under the caption "Executive Compensation Arrangements" below.

(7)
These options vested and became exercisable as to 25% of the shares subject to the option on the first anniversary of the grant date and continued to vest and become exercisable as to 1/48th of the shares subject to the option monthly over the three-year period thereafter.

(8)
These restricted stock unit awards vest as to 1/16 of the restricted stock units subject thereto in sixteen substantially equal quarterly installments commencing on August 15, 2013, subject to continued employment through the applicable vesting date.

(9)
These restricted stock unit awards vest as to 1/16 of the restricted stock units subject to the applicable award in sixteen substantially equal quarterly installments following the grant date, subject to continued employment through the applicable vesting date.

(10)
This restricted stock unit award vests as to 1/12 of the restricted stock units subject thereto in twelve substantially equal quarterly installments following the grant date, subject to continued employment through the applicable vesting date.

(11)
This option vests and becomes exercisable in equal monthly installments over a four-year vesting period following the grant date, subject to continued employment through the applicable vesting date.

(12)
25% of the shares subject to this option vested and became exercisable on the first anniversary of the grant date and the remainder vested and became exercisable on a monthly basis over the subsequent 36 months.

(13)
This restricted stock unit award vests as to 25% of the restricted stock units subject thereto on the first anniversary of the grant date and the remaining shares will vest in twelve substantially equal installments quarterly thereafter, subject to continued employment through the applicable vesting date, and accelerated vesting under certain circumstances, as described under the caption "Executive Compensation Arrangements" below.

Executive Compensation Arrangements

Taryn J. Naidu

        Demand Media Employment Agreement.    Under his employment agreement entered into with Demand Media in 2010, Mr. Naidu received an initial annual base salary of $235,000. Effective April 1, 2013, Mr. Naidu's annual base salary was increased from $240,875 to $265,000. In addition, Mr. Naidu is eligible to receive an annual cash performance bonus with an amount targeted at 50% of his base salary, based on the achievement of performance criteria established by the Demand Media compensation committee. In connection with entering into his employment agreement, Mr. Naidu was granted a stock option covering 125,000 shares of Demand Media's common stock. The stock option vests over four years in equal installments on each monthly anniversary of the closing date of Demand Media's initial public offering, subject to Mr. Naidu's continued employment. In addition, under the terms of his employment agreement, Mr. Naidu is eligible to participate in customary health, welfare and fringe benefit plans. The term of Mr. Naidu's employment agreement will end on the fourth anniversary of the closing of Demand Media's initial public offering. The employment agreement also contains a customary non-solicitation provision.

        If Mr. Naidu's employment is terminated (i) by Demand Media without "cause" (as defined in Demand Media's 2010 Incentive Award Plan (the "Demand Media Plan")), (ii) by Mr. Naidu for "good reason" (as defined in his Demand Media employment agreement) or (iii) by reason of Mr. Naidu's death or "disability" (as defined in his Demand Media employment agreement), in any case, then in addition to accrued amounts, Mr. Naidu will be entitled to receive the following:

  •
  six months' continuation payments of Mr. Naidu's annual base salary then in effect over the 6-month period following the termination of employment, but with such payments made in any event no later than March 15th of the year immediately following the year of termination;

  •
  a lump-sum payment in an amount equal to any earned but unpaid prior-year bonus;

  •
  Demand Media-subsidized healthcare continuation coverage for Mr. Naidu and his dependents for six months after the termination date; and

  •
  if Mr. Naidu's employment is terminated for any of the reasons set forth above within 90 days prior to, on or within one year following a change in control of Demand Media, all outstanding equity awards held by Mr. Naidu will conditionally vest and become exercisable on the later of the termination date or the date of the change in control.

        Mr. Naidu's right to receive the severance payments described above is subject to the delivery of an effective general release of claims in favor of Demand Media.

        March 2010 Demand Media Options.    In addition to the accelerated vesting described above, if Mr. Naidu remains employed with Demand Media (or its successor) through the six-month anniversary of a change in control of Demand Media, the shares underlying these options would vest with respect to the greater of 25% of the shares subject to the option award and 50% of the then-unvested shares subject to the option award upon such six-month anniversary.

        Rightside Employment Agreement.    On January 10, 2014, Mr. Naidu entered into an employment agreement (the "Naidu Rightside Agreement") with Rightside, which will take effect on the effective date of the spin-off. Under the Naidu Rightside Agreement, Mr. Naidu will receive an annual base salary of $360,000. Mr. Naidu is eligible to earn a discretionary cash performance bonus under any bonus or incentive compensation plan, or other program applicable to Rightside's senior executives, with an amount targeted at 65% of his actual salary received, based on the achievement of performance criteria established by the Rightside board of directors or compensation committee. Provided Mr. Naidu is employed by Rightside through the grant date, Mr. Naidu will receive a grant of an RSU award equal to 0.65% of the total issued and outstanding shares of Rightside's common stock immediately after the distribution. The RSU award will vest in sixteen substantially equal installments on each three month anniversary of the grant date, subject to Mr. Naidu's continued employment. In addition, Mr. Naidu is eligible to participate in all customary health, welfare, retirement and other benefit plans that are generally available to senior executives of Rightside.

        If Mr. Naidu's employment is terminated (i) by Rightside without "cause" (as defined in the Plan), (ii) by Mr. Naidu for "good reason" (as defined in the Naidu Rightside Agreement) or (iii) by reason of Mr. Naidu's death or disability (as defined in the Naidu Rightside Agreement), in any case, then in addition to accrued amounts, Mr. Naidu will be entitled to receive the following:

  •
  an amount equal to the base salary in effect on the termination date, payable in accordance with normal payroll procedures commencing on the termination date and ending on the one year anniversary of the termination date;

  •
  a lump-sum payment of any earned but unpaid prior-year bonus, and a lump-sum payment of any earned but unpaid bonus for the partial calendar year in which the termination occurs;

  •
  Rightside-subsidized healthcare continuation coverage for Mr. Naidu and his dependents during the period commencing on the termination date and ending on the twelve month anniversary of the termination date;

  •
  accelerated vesting with respect to all outstanding equity awards in both Rightside and in Demand Media, held by Mr. Naidu on the termination date, with respect to the number of shares underlying each equity award that would have vested over the one year period immediately following the termination date; and

  •
  if Mr. Naidu's employment is terminated for any of the reasons set forth above or within 120 days prior to, or on or within one year following a change in control of Rightside, all outstanding equity awards held by Mr. Naidu will conditionally vest and become exercisable on the later of the termination date or the date of the change in control.

        Mr. Naidu's right to receive the severance payments described above is subject to the delivery of an effective general release of claims in favor of Rightside.

Tracy Knox

        Rightside Employment Agreement.    On January 6, 2014, Ms. Knox entered into an employment agreement with Rightside. Ms. Knox's employment began on January 27, 2014 and she currently serves as Chief Financial Officer of Rightside Operating Co., a wholly owned subsidiary of Demand Media. Effective on the effective date of the spin-off, Ms. Knox will serve as Chief Financial Officer of Rightside.

        Under Ms. Knox's employment agreement, Ms. Knox will receive an annual base salary of $310,000. Ms. Knox is eligible to receive an additional bonus of $150,000, payable in two separate installments: the first installment of $100,000 will be paid within 30 days of the commencement date and the second installment of $50,000 will be paid within 30 days after the first anniversary of the commencement date. Ms. Knox is also eligible to earn a discretionary cash performance bonus under Rightside's bonus plan or program applicable to senior executives, with an amount targeted at 55% of her actual salary received based on the achievement of performance criteria established by the Rightside board of directors or Rightside compensation committee.

        Subject to the consummation of the distribution and approval of the Rightside board of directors or compensation committee, Ms. Knox will receive an RSU award covering Rightside common stock in an amount equal to 0.5% of the total issued and outstanding shares of Rightside common stock immediately after the distribution, without giving effect to any authorized or outstanding equity awards that have not been issued (the "Initial Grant"). The RSU award will vest in thirteen installments with 25% vesting on February 15, 2015, and the balance will vest in twelve substantially equal quarterly installments on each three month anniversary of the grant date thereafter. If the spin-off is not consummated by February 15, 2015 and Ms. Knox continues to be employed by Rightside on a full-time basis in good standing, then subject to the approval of the Demand Media board of directors or the Demand Media compensation committee, Demand Medial will grant a RSU award to replace the Initial Grant intended to be substantially equivalent in value to the value of the Initial Grant ("Substitute Grant"). The RSUs under the Substitute Grant, if any, will vest over a three-year period with 25% vesting on the grant date and the balance vesting in twelve substantially equal quarterly installments on each three-month anniversary of the date of the Substitute Grant thereafter. In addition, Ms. Knox is eligible to participate in customary health, welfare, retirement and other benefit plans available to other senior executives of Rightside.

        If Ms. Knox's employment is terminated (i) by Rightside without "cause" (as defined in the Plan), (ii) by Ms. Knox for "good reason" (as defined in Ms. Knox's employment agreement) or (iii) by reason of Ms. Knox's death or disability (as defined in Ms. Knox's employment agreement), in any case, then in addition to accrued amounts, Ms. Knox will be entitled to receive the following:

  •
  nine months' of the base salary then in effect on the date of termination (or, an amount equal to twelve months of Ms. Knox's base salary in effect on the date of termination if she is terminated within the first twelve months of employment with Rightside);

  •
  a lump-sum payment in an amount equal to any earned but unpaid prior-year bonus;

  •
  Rightside-subsidized healthcare continuation coverage for Ms. Knox and her dependents commencing on the termination date and ending on the nine month anniversary of the termination date;

  •
  acceleration of certain outstanding equity awards held by Ms. Knox, including the Initial Grant if Ms. Knox is terminated after the one-year anniversary of the commencement date of her employment; and

  •
  if Ms. Knox's employment is terminated for any of the reasons set forth above within ninety days prior to, or on or within one year following a change in control of Rightside, all outstanding equity awards held by Ms. Knox will conditionally vest and become exercisable on the later of the termination date or the date of the change in control.

        Ms. Knox's right to receive the severance payments described above is subject to the delivery of an effective general release of claims in favor of Rightside.

Rick Danis

        Rightside Employment Agreement.    On February 14, 2014, Mr. Danis entered into an amended and restated employment agreement with Rightside (the "Danis Employment Agreement"), effective on the effective date of the spin-off and ending on the fourth anniversary of the effective date. Under the Danis Employment Agreement, Mr. Danis will receive an annual base salary of $235,000. Mr. Danis is eligible to earn a discretionary cash performance bonus under Rightside's bonus plan or program applicable to similarly situated employees, with an amount targeted at 35% of his actual salary received based on the achievement of performance criteria established by the Rightside compensation committee. In the event the spin-off occurs in 2014, Mr. Danis shall receive an annual bonus in an amount equal to the sum of (i) 30% of Mr. Danis' base salary paid by Demand Media in 2014 prior to the effective date of the Danis Employment Agreement, and (ii) 35% of Mr. Danis' base salary paid in 2014 by Rightside on and following the effective date of the Danis Employment Agreement. Subject to approval of the Rightside compensation committee, and Mr. Danis' continued employment through the grant date, Mr. Danis will receive a restricted stock unit award with respect to Rightside's common stock worth $300,000 in value immediately after the distribution. The restricted stock unit award will vest in sixteen substantially equal installments on each quarterly anniversary of the vesting commencement date thereafter, subject to Mr. Danis' continued employment. In addition, Mr. Danis is eligible to participate in customary health, welfare, retirement and other benefit plans available to similarly situated employees.

        If Mr. Danis' employment is terminated (i) by Rightside without "cause" (as defined in the Plan), (ii) by Mr. Danis for "good reason" (as defined in the Danis Employment Agreement) or (iii) by reason of Mr. Danis' death or disability (as defined in the Danis Employment Agreement), in any case, then in addition to accrued amounts, Mr. Danis will be entitled to receive the following:

  •
  six months' of the base salary then in effect on the date of termination, payable in substantially equal installments in accordance with normal payroll practices commencing on the termination date and ending on the six month anniversary of the termination date;

  •
  a lump-sum payment in an amount equal to any earned but unpaid prior-year bonus;

  •
  Rightside-subsidized healthcare continuation coverage for Mr. Danis and his dependents for six months after the termination date; and

  •
  if Mr. Danis' employment is terminated for any of the reasons set forth above within ninety days prior to, or on or within one year following a change in control of Rightside, all outstanding equity awards held by Mr. Danis will conditionally vest and become exercisable on the later of the termination date or the date of the change in control.

        Mr. Danis' right to receive the severance payments described above is subject to the delivery of an effective general release of claims in favor of Rightside.

Wayne MacLaurin

        Demand Media Employment Agreement.    Under his employment agreement entered into with Demand Media on August 29, 2013, Mr. MacLaurin receives a base salary of $220,000. Under the employment agreement, under certain circumstances, Mr. MacLaurin is entitled to relocation costs of up to $25,000 for reasonable and documented moving expenses, and for the reasonable cost of temporary housing for up to two months subject to certain terms and conditions. In addition, Mr. MacLaurin is eligible to receive an annual cash performance bonus with an amount targeted at 30% of his base salary, based on the achievement of company and individual performance criteria established by Demand Media's board of directors or compensation committee. In connection with entering into his employment agreement, Mr. MacLaurin was granted 20,000 RSUs with respect to Demand Media's common stock. The RSUs vest over four years with one quarter vesting on the one year anniversary of July 29, 2013 and the remaining shares vesting in twelve substantially equal installments quarterly thereafter, subject to Mr. MacLaurin's continued employment. In addition, Mr. MacLaurin is eligible to participate in customary health, welfare and fringe benefit plans.

        If Mr. MacLaurin's employment is terminated (i) by Demand Media without "cause" (as defined in the Demand Media Plan), (ii) by Mr. MacLaurin for "good reason" (as defined in his Demand Media employment agreement) or (iii) by reason of Mr. MacLaurin's death or "disability" (as defined in his Demand Media employment agreement), in any case, then in addition to accrued amounts, Mr. MacLaurin will be entitled to receive the following:

  •
  three months' of the base salary then in effect on the date of termination, payable in a single lump-sum payment on the sixtieth day following the date of termination;

  •
  a lump-sum payment in an amount equal to any earned but unpaid prior-year bonus;

  •
  Demand Media-subsidized healthcare continuation coverage for Mr. MacLaurin and his dependents for three months after the termination date; and

  •
  if Mr. MacLaurin's employment is terminated for any of the reasons set forth above within ninety days prior to, on or within one year following a change in control of Demand Media, all outstanding equity awards held by Mr. MacLaurin will conditionally vest and become exercisable on the later of the termination date or the date of the change in control.

        Mr. MacLaurin's right to receive the severance payments described above is subject to Mr. MacLaurin's delivery of an effective general release of claims in favor of Demand Media.

        Rightside Employment Agreement.    On February 19, 2014, Mr. MacLaurin entered into an employment agreement (the "MacLaurin Rightside Agreement") with Rightside, effective on the effective date of the spin-off and ending on the fourth anniversary of the effective date. Under the MacLaurin Rightside Agreement, Mr. MacLaurin will receive an annual base salary of $235,000. Mr. MacLaurin is eligible to earn a discretionary cash performance bonus under Rightside's bonus plan or program applicable to similarly situated employees, with an amount targeted at 35% of his actual salary received based on the achievement of performance criteria established by the Rightside board of directors or Rightside compensation committee. If the distribution occurs in 2014, then Mr. MacLaurin will be entitled to receive a 2014 bonus equal to his target bonus. Subject to approval of the Rightside compensation committee, Mr. MacLaurin will receive a restricted stock unit award with respect to Rightside's common stock worth $200,000 in value immediately after the distribution. The restricted stock unit award will vest in sixteen substantially equal installments on each three month anniversary of the grant date, subject to Mr. MacLaurin's continued employment. In addition, Mr. MacLaurin is eligible to participate in customary health, welfare, retirement and other benefit plans available to similarly situated employees. In the event that (i) Mr. MacLaurin's employment is terminated by Rightside without "cause" (as defined in the Plan) during the first 24 months after April 15, 2013 and Mr. MacLaurin relocates to Ottawa or (ii) Mr. MacLaurin relocates to Ottawa at any time between 18 and 24 months after April 15, 2013, in either case, Rightside will reimburse Mr. MacLaurin up to $25,000 in reasonable relocation expenses.

        If Mr. MacLaurin' employment is terminated (i) by Rightside without cause, (ii) by Mr. MacLaurin for "good reason" (as defined in the MacLaurin Rightside Agreement) or (iii) by reason of Mr. MacLaurin's death or disability (as defined in the MacLaurin Rightside Agreement), in any case, then in addition to accrued amounts, Mr. MacLaurin will be entitled to receive the following:

  •
  six months' of the base salary then in effect on the date of termination, payable in substantially equal installments in accordance with normal payroll practices commencing on the termination date and ending on the six-month anniversary of the termination date;

  •
  a lump-sum payment in an amount equal to any earned but unpaid prior-year bonus;

  •
  Rightside-subsidized healthcare continuation coverage for Mr. MacLaurin and his dependents for six months after the termination date; and

  •
  if Mr. MacLaurin's employment is terminated for any of the reasons set forth above within ninety days prior to, or on or within one year following a change in control of Rightside, all outstanding equity awards held by Mr. MacLaurin will conditionally vest and become exercisable on the later of the termination date or the date of the change in control.

        Mr. MacLaurin's right to receive the severance payments described above is subject to the delivery of an effective general release of claims in favor of Rightside.

Equity Plans

Incentive Award Plan

        We expect to adopt the Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan, as it is currently contemplated, are summarized below. We are still in the process of developing, approving and implementing the Plan and, accordingly, this summary is subject to change.

        Eligibility and Administration.    Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the Plan. Following the completion of the spin-off, the Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

        Limitation on Awards and Shares Available.    An aggregate of            shares of our common stock will be available for issuance under awards granted pursuant to the Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Plan. However, the following shares may not be used again for grant under the Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right (a "SAR") that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

        Awards granted under the Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Plan. The maximum number of shares of our common stock that may be subject to one or more awards granted to any director pursuant to the Plan during any calendar year will be            and the maximum amount that may be paid under a cash award pursuant to the Plan to any one participant during any calendar year period will be $            .

        Awards.    The Plan provides for the grant of stock options, including incentive stock options, ("ISOs") and nonqualified stock options ("NSOs"), restricted stock, dividend equivalents, stock payments, restricted stock units, performance shares, other incentive awards, SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Plan. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

  •
  Stock Options.  Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

  •
  SARs.  SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

  •
  Restricted Stock, Restricted Stock Units and Performance Shares.  Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. Restricted stock units are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying restricted stock units may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, restricted stock units and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

  •
  Stock Payments, Other Incentive Awards and Cash Awards.  Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

  •
  Dividend Equivalents.  Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on performance awards granted under the Plan unless and until such awards have vested.

        Performance Awards.    Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute "qualified performance-based compensation" ("QPBC") within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

        Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to "covered employees" (which should include our Chief Executive Officer and our next three most highly compensated employees other than our Chief Financial Officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. In addition, the Company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

        In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders' equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of common stock; (20) regulatory body approval for commercialization of a product; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; and (31) year-end cash, any of which may be measured either in absolute terms for us or any operating unit of our Company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

        Certain Transactions.    The plan administrator has broad discretion to take action under the Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the plan administrator will make equitable adjustments to the Plan and outstanding awards. In the event of a change in control (as defined in the Plan) of our Company, to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

        Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our Company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a "market sell order" or such other consideration as it deems suitable.

        Plan Amendment and Termination.    Our board of directors may amend or terminate the Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Plan, "reprices" any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the Plan after the tenth anniversary of the date on which our board of directors adopts the Plan.

Employee Stock Purchase Plan

        We expect to adopt an employee stock purchase plan, or the ESPP. The purpose of the ESPP is to assist our employees in acquiring stock ownership in the Company and to encourage our employees to remain employed with us. The material terms of the ESPP, as it is currently contemplated, are summarized below. We are still in the process of developing, approving and implementing the ESPP and, accordingly, this summary is subject to change. In addition, we expect to adopt an initial offering period under the ESPP after the effectiveness of the spin-off that will establish the terms and conditions pursuant to which participants in the ESPP will be able to purchase shares of our common stock, as described below. Because the initial offering period has not yet been adopted, its terms and conditions are subject to change prior to its adoption.

        Administration.    The ESPP will be administered by the compensation committee, which has broad authority to construe the ESPP and to make determinations with respect to the terms and conditions of each offering period under the ESPP, awards, eligible participants, designated subsidiaries and other matters pertaining to plan administration.

        Common Stock Reserved for Issuance under the ESPP.    An aggregate of            shares of our common stock will be available for grant under the ESPP. The common stock made available for purchase under the ESPP may be unissued shares, treasury shares or shares reacquired in private transactions or open market purchases. In computing the number of shares of common stock available for grant, shares relating to options which terminate prior to exercise will be available for future grants of options.

        Participating Subsidiaries and Sub-plans.    The plan administrator may designate certain of our subsidiaries as participating subsidiaries in the ESPP and may change these designations from time to time. The plan administrator may also adopt sub-plans in order to ensure that the terms of the ESPP, as applicable to any non-U.S. participating subsidiaries, comply with applicable foreign laws.

        Eligible Employees.    Our employees and those of our participating subsidiaries generally will be eligible to participate in the ESPP, though employees who own 5% or more of the total combined voting power or value of all classes of our stock or the stock of one of our subsidiaries will not be allowed to participate in the ESPP. Under applicable tax rules, the plan administrator may also exclude certain categories of employees from participation in the ESPP. For the initial offering period (and thereafter unless changed by the plan administrator), we expect that any employee who has been employed by us or a participating subsidiary for less than thirty calendar days will be excluded from participation in offerings under the ESPP until the employee satisfies this thirty-day employment requirement.

        Participation.    Eligible employees may generally elect to contribute and apply to the purchase of shares of our common stock up to 15% of their base pay and commissions during an offering period under the terms of the ESPP (though the plan administrator may set a lower maximum percentage under the initial or any subsequent offering period). Options granted under the ESPP are exercisable on specified exercise dates only through funds accumulated by an employee through payroll deductions made during the applicable offering period, and any such funds that are not used to purchase shares (other than a balance that is sufficient only to purchase a fractional share) are returned to participants within thirty days after the end of the offering period. Participants may not accrue the right to purchase stock under the ESPP (or any other tax-qualified stock purchase plan) with a fair market value exceeding $25,000 in any calendar year. In addition, we expect that the plan administrator will provide for the initial offering period (and thereafter unless changed by the plan administrator) that participants may not purchase more than            shares of our common stock individually, or more than            shares of our common stock in the aggregate, during any purchase period. Participation in the ESPP is voluntary.

        Offering Periods.    Under the ESPP, employees are offered the option to purchase discounted shares of our common stock during offering periods designated by the plan administrator. The plan administrator may designate varying offering periods (including offering periods that overlap). We expect the initial offering period will commence                and will correspondingly end            . Thereafter, we expect that offering periods under the ESPP generally will span            , unless otherwise designated by the plan administrator in the future.

        Share Purchase.    Shares are purchased on the applicable exercise date(s), as designated by the plan administrator for each offering period. We expect that the exercise date(s) for the initial offering period (and thereafter unless changed by the plan administrator) will be the last trading day of the applicable purchase period. The option purchase price will be 85% of the closing price of our common stock on either the grant date or the exercise date, whichever is lower, as reported on Nasdaq. The grant date generally will be the date on which the participant's participation in the offering period commences. Unless a participant has previously canceled his or her participation in the ESPP, an amount equal to the amount credited to his or her ESPP account will be used to purchase the maximum number of whole shares of our common stock that can be purchased based on the amount credited to such participant's account on the exercise date and subject to individual and aggregate share limitations under the applicable offering period established by the plan administrator. No fractional shares will be issued.

        A participant may cancel his or her payroll deduction authorization no later than fifteen calendar days prior to the end of any offering period (or later, if permitted by the plan administrator). Upon cancellation, the participant may elect either to withdraw all of the funds then credited to his or her ESPP account and withdraw from the ESPP or have the balance of his or her account applied to the purchase of whole shares of common stock that can be purchased for the offering period in which his or her cancellation is effective (with any remaining ESPP account balance returned to the participant).

        Termination of Employment and Transferability.    If a participant dies during an offering period, the participant's estate or beneficiary may elect to use amounts credited to the participant's account to purchase shares at the end of the relevant offering period or may elect to have such amounts returned to the estate or beneficiary. If a participant's employment is terminated for any reason other than death during an offering period, any amounts credited to the participant's ESPP account will be returned to the participant.

        Options granted under the ESPP are generally not transferable and are exercisable only by the participant.

        Adjustments.    In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting the shares of our stock or the share price of our stock, the plan administrator has broad discretion to equitably adjust awards under the ESPP to prevent the dilution or enlargement of benefits under outstanding awards as a result of such transaction.

        Insufficient Shares.    If the total number of shares of common stock which are to be purchased under outstanding purchase rights on any particular date exceed the number of shares then available for issuance under the ESPP, the plan administrator will make a pro rata allocation of the available shares on a uniform and equitable basis, and unless additional shares are authorized under the ESPP, no further offering periods will take place. In this event, excess payroll deductions will be refunded to participants.

        Amendment or Termination of the ESPP.    The plan administrator has the right to amend, suspend, or terminate the ESPP at any time and from time to time to the extent that it deems advisable. However, absent the approval of our stockholders, the plan administrator may not amend the ESPP (1) to increase the maximum number of shares that may be purchased under the ESPP or (2) in any manner that would cause the ESPP to no longer be an "employee stock purchase plan" within the meaning of Code Section 423. Unless terminated earlier by the plan administrator, we expect the ESPP will terminate automatically on            . No further offerings will take place once all shares of common stock available for purchase thereunder have been purchased unless our stockholders approve an amendment authorizing new shares under the ESPP.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of the date of this Information Statement, all of the outstanding shares of our capital stock are beneficially owned by Demand Media. After the spin-off, Demand Media will not own any shares of our capital stock. The following table sets forth certain information with respect to the anticipated beneficial ownership of our common stock following the consummation of the distribution for:

  •
  each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding shares of common stock;

  •
  each person who is expected to serve on our board of directors following the spin-off;

  •
  each officer named in the 2013 Summary Compensation Table; and

  •
  all of our directors and executive officers following the spin-off as a group.

        Except as otherwise noted below, we based the share amounts on each person's beneficial ownership of Demand Media common stock on                , assuming a distribution ratio of one share of Rightside's common stock for every                  shares of Demand Media common stock held by such person.

        To the extent our directors and executive officers own Demand Media common stock on the record date, they will participate in the distribution on the same terms as other holders of Demand Media common stock.

        Except as otherwise noted in the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

        Immediately following the distribution, we estimate that                   million shares of Rightside common stock would be issued and outstanding, based on the number of Demand Media shares expected to be outstanding as of the record date. The actual number of our outstanding shares of common stock following the distribution will be determined on the record date for the distribution.

        Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Rightside Group, Ltd., 5808 Lake Washington Blvd. NE, Suite 300, Kirkland, WA 98033.

Name	Shares Beneficially Owned	Percentage of Outstanding Common Stock
5% Beneficial Owners
Entities affiliated with Oak Investment Partners(1)
Entities affiliated with Spectrum Equity(2)
Goldman Sachs Investment Partner Master Fund, L.P.(3)
Directors and Executive Officers
Taryn J. Naidu(4)
Tracy Knox
Rick Danis(5)
Wayne MacLaurin(6)
David E. Panos
Shawn J. Colo(7)
Robert R. Majteles
James R. Quandt(8)
Richard C. Spalding
All current executive officers and directors (including nominees) as a group (9 persons)

*
Represents beneficial ownership of less than 1%.

(1)
Based upon a Schedule 13G filed with the SEC on February 13, 2012 by Oak Investment Partners XI, Limited Partnership, Oak Associates XI, LLC, Oak Investment Partners XII, Limited Partnership, Oak Associates XII, LLC and Oak Management Corporation ("Oak Management"). Includes (i) 14,741,439 Demand Media common shares held by Oak Investment Partners XI, Limited Partnership ("Oak XI") and (ii) 7,693,877 Demand Media common shares held by Oak Investment Partners XII, Limited Partnership ("Oak XII"). Oak XI has sole voting and dispositive power over the shares it holds and Oak XII has sole voting and dispositive power over the shares it holds. Oak Associates XI, LLC is the general partner of Oak XI and may be deemed to share voting and dispositive power over the shares held by Oak XI. Oak Associates XII, LLC is the general partner of Oak XII and may be deemed to share voting and dispositive power over the shares held by Oak XII. Oak Management is the manager of Oak XI and Oak XII and may be deemed to share voting and dispositive power over the shares held by Oak XI and Oak XII. Fredric W. Harman, one of our directors, is a Managing Member of Oak Associates XI, LLC and Oak Associates XII, LLC, as described below in footnote (13). The address of each of the entities listed is c/o Oak Management Corporation, 901 Main Avenue, Suite 600, Norwalk, CT 06851. The information in the table assumes that the aforesaid filer will own all such shares on the record date for the share distribution and receive one share of our common stock for every                Demand Media common shares held on such date (including any shares held back by the distribution agent).

(2)
Based upon a Schedule 13G filed with the SEC on February 13, 2012 by Spectrum Equity Investors V, L.P. ("SEI V"), Spectrum Equity Associates V, L.P. ("SEA V"), SEA VManagement, LLC ("SEA V Management") and Spectrum V Investment Managers' Fund, L.P. ("IMF V" and together with SEI V, SEA V and SEA V Management, the "Spectrum Funds"). Includes (i) 13,783,442 Demand Media common shares held by SEI V and (ii) 69,262 Demand Media common shares held by IMF V. SEA V is the sole general partner of SEI V. SEA V Management is the sole general partner of SEA V and the sole general partner of IMF V. Victor E. Parker, one of our directors, is one of the non-controlling managing directors of SEA V Management, as described below in footnote (16). By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of the Spectrum Funds may be deemed to share the power to direct the disposition and vote of the 13,852,704 aggregate Demand Media common shares held by the Spectrum Funds. Each of the Spectrum Funds and each of the managing directors of SEA V Management (described below in footnote (16)) disclaim any beneficial ownership of the shares held by the Spectrum Funds, except for any shares held of record and except to the extent of any individual pecuniary interest therein. The principal business address of each of the Spectrum Funds is 333 Middlefield Road, Suite 200, Menlo Park, CA 94025. The information in the table assumes that the aforesaid filer will own all such shares on the record date for the share distribution and receive one share of our common stock for every                Demand Media common shares held on such date (including any shares held back by the distribution agent).

(3)
Based upon a Schedule 13G filed with the SEC on February 14, 2012 by Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC, these Demand Media common shares are beneficially owned by Goldman Sachs Investment Partners Master Fund, L.P. (the "Goldman Fund"), a fund affiliated with The Goldman Sachs Group, Inc. Wholly owned subsidiaries of The Goldman Sachs Group, Inc. are the general partner and the investment manager of the Goldman Fund. The Goldman Sachs Group, Inc. disclaims beneficial ownership of the shares of Demand Media common stock owned by the Goldman Fund, except to the extent of any pecuniary interest therein. This does not include any securities, if any, beneficially owned by any operating units of The Goldman Sachs Group, Inc., its subsidiaries or affiliates whose ownership of securities is disaggregated from the Goldman Fund in accordance with positions taken by the Securities and Exchange Commission and its staff. The address for the Goldman Fund and The Goldman Sachs Group, Inc. is 200 West Street, New York, NY 10282. The information in the table assumes that the aforesaid filer will own all such shares on the record date for the share distribution and receive one share of our common stock for every                Demand Media common shares held on such date (including any shares held back by the distribution agent).

(4)
Shares of common stock owned consist of              shares held directly by Mr. Naidu. The rights to acquire common stock include               shares subject to options that are exercisable or will become exercisable within 60 days of            .

(5)
Shares of common stock owned consist of            shares held directly by Mr. Danis. The rights to acquire common stock include             shares subject to options that are exercisable or will become exercisable within 60 days of            .

(6)
Shares of common stock owned consist of          shares held directly by Mr. MacLaurin.

(7)
Shares of common stock owned include              shares held by the Colo and O'Neil Revocable Trust, dated 9/12/08, for which Mr. Colo is the trustee,            shares held by the Shawn J. Colo Grantor Retained Annuity Trust, dated 9/12/08, for which Mr. Colo is the trustee, and            shares held by the Deidre A. O'Neil Grantor Retained Annuity Trust, dated 9/12/08, for which Mr. Colo is the trustee. The rights to acquire common stock include              shares subject to options that are exercisable or will become exercisable within 60 days of            . Mr. Colo disclaims any beneficial ownership of the shares held by each Grantor Retained Annuity Trust except to the extent of his pecuniary interest therein.

(8)
Shares of common stock owned consist of              shares held directly by Mr. Quandt. The rights to acquire common stock include             shares subject to options that are exercisable or will become exercisable within 60 days of            , and      shares subject to restricted stock units that will vest within 60 days of            .

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Indemnification Agreements

        We have entered, or will enter, into an indemnification agreement with each of our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "Management—Indemnification of Officers and Directors."

Agreements between Demand Media and Rightside Relating to the Separation

        Following the separation, Demand Media and Rightside will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between Demand Media and Rightside after the separation and to provide mechanisms for an orderly transition, Demand Media and Rightside intend to enter into agreements pursuant to which certain services and rights will be provided for following the separation, and Demand Media and Rightside will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with Demand Media.

        This summary does not purport to be complete and may not contain all of the information about these agreements that is important to you. These summaries are subject to, and qualified by reference to, the agreements described below, the form of each of which will be included as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part. You are encouraged to read each of these agreements carefully and in their entirety, as they are the primary legal documents governing the relationship between Demand Media and Rightside following the separation.

Separation and Distribution Agreement

        We will enter into the Separation and Distribution Agreement (the "Distribution Agreement") with Demand Media before the separation. The Distribution Agreement will set forth the agreements between Demand Media and us regarding the principal transactions necessary to separate us from Demand Media. It also will set forth other agreements that govern certain aspects of our relationship with Demand Media after the completion of the separation.

        Except for matters covered by the Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Assignment and License Agreement and other transactions entered into in the ordinary course of business, any and all agreements, arrangements, commitments and understandings, between us and our subsidiaries and other affiliates, on the one hand, and Demand Media and its subsidiaries and other affiliates (other than us and our affiliates), on the other hand, will terminate as of the distribution date.

        In general, neither Demand Media nor Rightside will make any representations or warranties regarding the transactions contemplated by the Distribution Agreement or the respective businesses, assets, liabilities, condition or prospects of Demand Media or Rightside.

        Distribution.    On the distribution date, Demand Media will distribute to its stockholders one share of our common stock for every             shares of Demand Media common stock held by Demand Media stockholders.

        Conditions.    The Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Demand Media in its sole discretion. For further information regarding these conditions, see "The Spin-Off—Conditions to the Spin-Off." Even if all of the conditions have been satisfied, Demand Media's board of directors may, in its sole and absolute discretion, terminate and abandon the distribution and the related transactions at any time prior to the distribution date.

        Removal of Guarantees and Releases from Liabilities.    The Distribution Agreement will require each party to use commercially reasonable efforts to remove any of the Demand Media Entities as guarantor of any of our obligations and to remove any of the Rightside Entities as guarantor of any of Demand Media's obligations. The Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between any of the Demand Media Entities and any of the Rightside Entities.

        Release of Claims.    The Distribution Agreement will provide for a full and complete release and discharge of all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the effective time of the distribution, between or among any of the Demand Media Entities and any of the Rightside Entities, except as expressly set forth in the Distribution Agreement.

        Indemnification.    We and Demand Media will agree to indemnify each other and each of our and their respective affiliates and representatives, and each of the heirs, executors, successors and assigns of such representatives against certain liabilities in connection with the separation, all liabilities to the extent relating to or arising out of our or their respective business as conducted at any time, including certain specified litigation matters, any breach by such company of the Distribution Agreement, and, with respect to information contained in the Registration Statement on Form 10 of which this Information Statement is a part, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that Demand Media will agree to indemnify us solely with respect to information regarding any of the Demand Media Entities provided to us by any of the Demand Media Entities for inclusion therein.

        Exchange of Information.    We and Demand Media will agree to provide each other with information relating to the other party or the conduct of its business prior to the separation, and information reasonably necessary to prepare financial statements and any reports or filings to be made with any governmental authority. We and Demand Media will also agree to retain such information in accordance with our and their respective record retention policies as in effect on the date of the Distribution Agreement and to afford each other access to former and current representatives as witnesses or records as reasonably required in connection with any relevant litigation.

        Further Assurances.    We and Demand Media will agree to take all actions reasonably necessary or desirable to consummate and make effective the transactions contemplated by the Distribution Agreement and the ancillary agreements related thereto, including using commercially reasonable efforts to promptly obtain all consents and approvals, to enter into all agreements and to make all filings and applications that may be required for the consummation of such transactions.

        Termination.    The Distribution Agreement will provide that it may be terminated by Demand Media at any time prior to the separation by and in the sole discretion of Demand Media without the approval of Rightside or the stockholders of Demand Media.

Transition Services Agreement

        We and Demand Media currently provide each other with certain support functions, including legal, information technology, financial systems, and human resources services. In addition, Demand Media provides us with accounting and equity administration services, and we provide Demand Media with tax services. Prior to the separation, Rightside and Demand Media will enter into the Transition Services Agreement, pursuant to which, in exchange for the fees specified in such agreement, Rightside and Demand Media will continue to provide these services on an interim basis, ranging from two to eighteen months following the separation, to help ensure an orderly transition. Neither Rightside nor Demand Media will have any obligation to provide additional services.

        Under the Transition Services Agreement, Rightside and Demand Media will provide the services described above in a manner historically provided prior to the distribution date, and Rightside and Demand Media will use such services for substantially the same purposes and substantially the same manner as such services were used prior to the distribution date.

        The charge for these interim services is expected to be based on actual costs incurred, together with a percentage markup to cover administrative costs of providing the services. We estimate that we will pay Demand Media an aggregate annualized fee of approximately $4.0 million to $5.0 million and Demand Media will pay us an aggregate annualized fee of approximately $1.0 million for the services provided under the Transition Services Agreement.

        Pursuant to the Transition Services Agreement, each of Demand Media and Rightside will agree to customary confidentiality agreements regarding any confidential information of the other party received in the course of performance of the services.

        The Transition Services Agreement will generally terminate after a period of 18 months, but certain services will be subject to an earlier specified termination date. Additionally, one or more of the services may be terminated earlier by the receiving party at the end of a designated month by giving the providing party prior written notice of such termination, and one or more of the services may be provided for an extended term that is mutually agreed upon by both parties. Either party will have the right to terminate the Transition Services Agreement in the event that the other party shall have (1) applied for or consented to the appointment of a receiver, trustee, or liquidator; (2) admitted in writing an inability to pay debts as they mature; (3) made a general assignment for the benefit of creditors; or (4) filed a voluntary petition, or have filed against it a petition, for an order of relief under the Federal Bankruptcy Code (as amended).

Employee Matters Agreement

        Prior to the distribution, we will enter into the Employee Matters Agreement with Demand Media. The Employee Matters Agreement will allocate liabilities and responsibilities between Demand Media and Rightside relating to employee compensation and benefit plans and programs, including the treatment of retirement and health plans, equity incentive plans and awards and Rightside's employee stock purchase plan.

        Key provisions of the Employee Matters Agreement include the following:

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  401(k) Plan.  Our employees currently participate in the Demand Media 401(k) plan. Prior to or in connection with the distribution, our employees will cease to participate in the Demand Media 401(k) plan, and we will establish a replacement 401(k) plan for the benefit of our employees with substantially similar terms and conditions as the Demand Media 401(k) plan. We expect that account balances of our employees will be transferred from the Demand Media 401(k) plan to our 401(k) plan in connection with the transfer of their participation to our plan.

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  Health and Welfare Plans.  Our employees currently participate in health and welfare plans sponsored by Demand Media, including but not limited to medical, dental, prescription drug, disability and life insurance. Prior to or in connection with the distribution, our employees will cease to participate in the Demand Media health and welfare plans, and we will establish health and welfare plans that are substantially similar to the Demand Media health and welfare plans for the benefit of our employees.

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  Equity Award Adjustments.

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  Stock Options.    We expect that if the Demand Media stockholders approve the Demand Media Option Adjustment then, immediately prior to the distribution, each then-outstanding Demand Media stock option that has an exercise price greater than 120% of Demand

      Media's common stock on the last trading day prior to the distribution will be adjusted by (i) reducing the per share exercise price of the Demand Media stock option to approximately 120% of the price of Demand Media's common stock on the last trading day prior to the distribution and (ii) making a corresponding reduction in the number of shares of common stock subject to the stock option, so that the value of the Demand Media option will be approximately equal before and after this adjustment is implemented. Immediately prior to the distribution (but following the Demand Media Option Adjustment, if approved), each Demand Media stock option that (i) is vested, or (ii) is unvested and held by an individual who will continue to be employed or engaged by Demand Media or its affiliates following the distribution, in each case, will be split into two options that include a Demand Media stock option and a Rightside stock option. Following the distribution, the combined value of the resulting Demand Media and Rightside stock options should approximately equal the value as of immediately prior to the distribution of the underlying Demand Media stock option. Each unvested Demand Media stock option held by an individual who will be employed or engaged by Rightside or its affiliates following the distribution will be converted solely into a Rightside stock option with a value approximately equal to the value of the underlying Demand Media stock option. If the Demand Media Option Adjustment is approved by Demand Media's stockholders, then Demand Media's board of directors currently intends to accelerate all unvested Demand Media stock options immediately prior to the distribution.

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    Restricted Stock Units.    Each Demand Media RSU award that is (i) held by an individual who will continue to be employed or engaged by Demand Media or its affiliates following the distribution and (ii) was granted by Demand Media prior to March 1, 2014, will remain outstanding. In addition, the holder of such Demand Media RSU award will receive a Rightside RSU award covering a number of shares equal to the number of Rightside shares to which the Demand Media shares subject to the underlying Demand Media RSU award would have entitled its holder had such Demand Media shares been outstanding at the time of the distribution. Each Demand Media RSU award that is (i) held by an individual who will continue to be employed or engaged by Demand Media or its affiliates following the distribution and (ii) was granted by Demand Media on or after March 1, 2014, will be adjusted to cover a greater number of Demand Media shares such that the pre-distribution value of the Demand Media RSU award is approximately preserved. Each Demand Media RSU award held by an individual who will be employed or engaged by Rightside or its affiliates following the distribution will be converted into a Rightside RSU award covering a number of Rightside shares sufficient to preserve the value of the underlying Demand Media RSU award immediately prior to the distribution.

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    General Terms.    Post-distribution equity awards resulting from adjustment of underlying Demand Media equity awards will generally be subject to the same vesting, expiration and other terms and conditions as applied to the underlying Demand Media awards immediately prior to the distribution.

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  Incentive Compensation.  Our employees currently participate in cash incentive, commission and similar cash plans or programs maintained by Demand Media. Prior to or in connection with the distribution, our employees will cease to participate in the Demand Media incentive compensation arrangements, and we will establish incentive compensation programs that are substantially similar to the Demand Media incentive compensation program for the benefit of our employees.

Tax Matters Agreement

        Prior to the separation, we and Demand Media will enter into the Tax Matters Agreement that will govern the parties' respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. In general, we expect that Demand Media will be responsible for the payment of all taxes, including consolidated U.S. federal income taxes of the Demand Media tax reporting group for which we are severally liable, to the extent such taxes are not attributable to our operations or the operations of our subsidiaries, and we will be responsible for the payment of all taxes attributable to our operations and the operations of our subsidiaries. Taxes relating to or arising out of the failure of certain of the transactions described in the private letter ruling request and the Tax Opinion to qualify as a tax-free transaction for U.S. federal income tax purposes will be borne by Demand Media and us in proportion to Demand Media's and our respective fair market values as of the date of the spin-off, except, in general, if such failure is attributable to our action or Demand Media's action, as the case may be, or certain transactions involving our stock or the stock of Demand Media, as the case may be, in which case the resulting liability will be borne in full by us or Demand Media, respectively.

        Our obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Demand Media and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable tax law for such liabilities if Demand Media were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant.

        The Tax Matters Agreement also will require us and Demand Media to comply with the representations made in the private letter ruling or in materials submitted to the IRS in connection with the private letter ruling or to legal counsel in connection with the Tax Opinion, and will contain restrictions on our ability and Demand Media's ability (and the ability of any member of our group and Demand Media's group) to take actions that could cause the separation to fail to qualify as a tax-free reorganization for U.S. federal income tax purposes, including entering into any transaction or series of transactions as a result of which any person or group of persons would acquire or have the right to acquire from us or Demand Media, as applicable, or holders of our stock or the stock of Demand Media, amounts of our stock or the stock of Demand Media greater than certain threshold amounts, or issuing our stock or the stock of Demand Media in an offering in amounts greater than certain threshold amounts. Certain of these restrictions will apply for the two-year period after the distribution, unless the applicable party obtains a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes. Notwithstanding receipt of such ruling or opinion, in the event that such action causes the distribution or certain related transactions to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, we could be responsible for taxes arising therefrom.

Intellectual Property Assignment and License Agreement

        Prior to the separation, Demand Media and Rightside Operating Co. will enter into the Intellectual Property Assignment and License Agreement. Under the terms of this agreement, Demand Media will assign rights in certain patents and proprietary software to Rightside Operating Co., which patents and proprietary software are only used in connection with the domain name services business. Under the terms of this agreement, Demand Media will also grant to Rightside Operating Co. a license to use a smaller portfolio of patents and other proprietary software on a world-wide royalty-free basis, for use solely in connection with the operation of the domain name services business.

 Related Party Transactions

        Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers and holders of more than 5% of our voting securities during the three months ended March 31, 2014 and the fiscal years ended December 31, 2013, 2012 and 2011. We believe that all of the following transactions were entered into with terms as favorable as could have been obtained from unaffiliated third parties in an arms-length transaction.

Board of Directors Compensation

        Following consummation of the separation, directors who are our employees will receive no cash compensation for their service as members of our board of directors. Members of our board of directors who are not our employees will be compensated as set forth under "Director Compensation." For more information regarding these arrangements, see "Director Compensation."

Relationship with Demand Media

        We are a wholly owned and direct subsidiary of Demand Media. All of the shares of our issued and outstanding capital stock are currently owned by Demand Media. Following completion of the separation, Demand Media will not own any shares of our common stock.

Potential Conflicts of Interest

        A number of our directors and officers and entities related to them continue to own a substantial amount of Demand Media common stock and options to purchase Demand Media stock. The direct interests of our directors and officers and related entities in common stock of Demand Media could create, or appear to create, potential conflicts of interest with respect to matters involving both Demand Media and us that could have different implications for Demand Media than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.

        Neither Rightside nor Demand Media has any ownership interest in the other. Our executive officers and members of Rightside's board of directors have fiduciary duties to our stockholders. Likewise, any such persons who serve in similar capacities at Demand Media have fiduciary duties to that company's stockholders. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting more than one of the companies to which they owe fiduciary duties. For example, there may be the potential for a conflict of interest when Rightside or Demand Media looks at acquisitions and other corporate opportunities that may be suitable for each of them. Any potential conflicts that arise will be addressed on a case-by-case basis, keeping in mind the applicable fiduciary duties owed by the executive officers and directors of each issuer. From time to time, we may enter into transactions with Demand Media and/or its subsidiaries or other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to Rightside, Demand Media, or any of their subsidiaries or affiliates as would be the case where there is no overlapping officer or director. See "—Policies and Procedures for Related Party Transactions" below for a discussion of certain procedures we will institute to help ameliorate any such potential conflicts that may arise.

        Rightside's amended and restated certificate of incorporation will acknowledge that Rightside may have overlapping directors and officers with Demand Media and its subsidiaries and successors and that Rightside may engage in business transactions with such entities. Rightside will renounce its rights to business opportunities offered to such overlapping officers and/or directors in which Rightside or any of its subsidiaries could have an interest or expectancy (other than business opportunities that (A) are expressly presented or offered to an overlapping officer or director in his or her capacity as a director or officer of Rightside, and (B) the overlapping officer or director believes the Company has, or could reasonably be expected to have, the resources necessary to exploit). In addition, Rightside's amended and restated certificate of incorporation will provide that in these circumstances our directors and officers will not have liability to Rightside or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Demand Media or any of its subsidiaries instead of Rightside, or does not refer or communicate information regarding such corporate opportunity to Rightside. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, arrangements and transactions (and amendments, modifications or terminations thereof) between Rightside and Demand Media and/or any of their respective subsidiaries and will provide that, to the fullest extent permitted by law, the actions of the overlapping directors and officers in connection therewith are not breaches of fiduciary duties owed to Rightside or its stockholders. See "Description of Our Capital Stock—Certain Corporate Opportunities and Conflicts." A form of our amended and restated certificate of incorporation will be filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement forms a part, and the foregoing description of our amended and restated certificate of incorporation is qualified in its entirety by reference to the amended and restated certificate of incorporation as so filed.

Policies and Procedures for Related Party Transactions

        Our board of directors has adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $100,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us of a related person. While the policy covers related party transactions in which the amount involved exceeds $100,000, the policy states that related party transactions in which the amount involved exceeds $120,000 are required to be disclosed in applicable filings as required by the Securities Act, Exchange Act and related rules. Our board of directors has set the $100,000 threshold for approval of related party transactions in the policy at an amount lower than that which is required to be disclosed under the Securities Act, Exchange Act and related rules because we believe it is appropriate for our audit committee to review transactions or potential transactions in which the amount involved exceeds $100,000, as opposed to $120,000.

        Pursuant to this policy, our audit committee will (i) review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party and the extent of the related party's interest in the transaction, and (ii) take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics. Management will present to our audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto, and will update the audit committee as to any material changes to any related party transaction. All related party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions will be pre-approved by our audit committee under the policy. These pre-approved transactions include: (i) certain compensation arrangements; (ii) transactions in the ordinary course of business where the related party's interest arises only (a) from his or her position as a director of another entity that is party to the transaction, and/or (b) from an equity interest of less than 5% in another entity that is party to the transaction, or (c) from a limited partnership interest of less than 5%, subject to certain limitations; and (iii) transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of equity securities in our Company where all holders of such class of equity securities will receive the same benefit on a pro rata basis. No director may participate in the approval of a related party transaction for which he or she is a related party.

        All related party transactions described in this section occurred prior to adoption of this policy, and as such, these transactions were not subject to the approval and review procedures described above. However, these transactions were reviewed and approved by our board of directors and some were approved by the audit committee, or, for those transactions in which one or more of our directors was an interested party, by a majority of disinterested directors.

 DESCRIPTION OF OUR CAPITAL STOCK

General

        Upon the completion of the separation, our amended and restated certificate of incorporation will authorize us to issue up to             shares of common stock, $0.0001 par value per share. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be adopted prior to the distribution are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of the distribution. Copies of these documents will be filed with the SEC as exhibits to our Registration Statement on Form 10 of which this Information Statement forms a part.

        All of our issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. Our shares of common stock are not redeemable and, following the separation, will not have preemptive rights.

Common Stock

        The holders of our common stock are entitled to the following rights.

Dividend Rights

        Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid dividends on our common stock and currently do not anticipate paying any cash dividends after the separation or in the foreseeable future.

Voting Rights

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

        Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

        Upon the completion of the separation, our board of directors will have the authority, without further action by our stockholders, to issue up to            shares of preferred stock in one or more

series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of Rightside or other corporate action. Upon completion of the separation, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Certain Corporate Opportunities and Conflicts

        Our amended and restated certificate of incorporation will recognize that certain of our directors and officers (the "Overlap Persons") may serve as directors, officers, employees or agents of Demand Media and its subsidiaries and successors (each of the foregoing is an "Other Entity") and will provide that if a director or officer of Rightside who is an Overlap Person is presented or offered, or otherwise acquires knowledge of, a potential transaction or matter that may constitute or present a business opportunity for Rightside or any of its subsidiaries or in which Rightside or any of its subsidiaries could have an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a "Potential Business Opportunity"), (i) such director or officer will, to the fullest extent permitted by law, have no duty or obligation to refrain from referring such Potential Business Opportunity to any Other Entity and, if such director or officer refers such Potential Business Opportunity to an Other Entity, such director or officer shall have no duty or obligation to refer such Potential Business Opportunity to Rightside or to any of its subsidiaries or to give any notice to Rightside or to any of its subsidiaries regarding such Potential Business Opportunity (or any matter related thereto), (ii) if such director refers a Potential Business Opportunity to an Other Entity, such director or officer will, to the fullest extent permitted by law, not be liable to Rightside or to any of its subsidiaries, as a director, officer, stockholder or otherwise, for any failure to refer such Potential Business Opportunity to Rightside, or for referring such Potential Business Opportunity to any Other Entity, or for any failure to give any notice to Rightside regarding such Potential Business Opportunity or any matter relating thereto, (iii) any Other Entity may participate, engage or invest in any such Potential Business Opportunity notwithstanding that such Potential Business Opportunity may have been referred to such Other Entity by an Overlap Person, and (iv) if a director or officer who is an Overlap Person refers a Potential Business Opportunity to an Other Entity, then, as between Rightside and/or its subsidiaries on the one hand, and such Other Entity, on the other hand, Rightside and its subsidiaries shall, to the fullest extent permitted by law, be deemed to have renounced any interest, expectancy or right in or to such Potential Business Opportunity or to receive any income or proceeds derived therefrom solely as a result of such director or officer having been presented or offered, or otherwise acquiring knowledge of such Potential Business Opportunity unless in each case referred to in clause (i), (ii), (iii) or (iv), all of the following conditions are satisfied: (A) such Potential Business Opportunity was expressly presented or offered to the director or officer of Rightside solely in his or her capacity as a director or officer of Rightside; and (B) the director or officer believed that Rightside possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such Potential Business Opportunity (any Potential Business Opportunity that satisfies all of such conditions, a "Restricted Potential Business Opportunity"). In our amended and restated certificate of incorporation, we have renounced to the fullest extent permitted by law, any interest or expectancy in any Potential Business Opportunity that is not a Restricted Potential Business Opportunity. In the event that our Board of Directors declines to pursue a Restricted Potential Business Opportunity, the Overlap Persons are free to refer such Restricted Potential Business Opportunity to an Other Entity.

        Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) entered into between Rightside and/or any of its subsidiaries, on the one hand, and an Other Entity, on the other hand, before Rightside ceased to be a subsidiary of Demand Media, shall be void or voidable or be considered unfair to Rightside or any of its subsidiaries because an Other Entity is a party thereto, or because any directors, officers or employees of an Other Entity was present at or participated in any meeting of the board of directors, or a committee thereof, of Rightside or of any subsidiary of Rightside, that authorized the contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof), or because his, her or their votes were counted for such purpose. Rightside may from time to time enter into and perform, and cause or permit any of its subsidiaries to enter into and perform, one or more contracts, agreements, arrangements or transactions (or amendments, modifications or supplements thereto) with an Other Entity. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction (nor any such amendments, modifications or supplements), nor the performance thereof by Rightside or any subsidiary of Rightside or an Other Entity, shall be considered contrary to any fiduciary duty owed to Rightside (or to any subsidiary of Rightside, or to any stockholder of Rightside or any of its subsidiaries) by any director or officer of Rightside (or by any director or officer of any subsidiary of Rightside) who is an Overlap Person by reason of the fact that such person is an Overlap Person. To the fullest extent permitted by law, no director or officer of Rightside or any subsidiary of Rightside who is an Overlap Person thereof shall have or be under any fiduciary duty to Rightside (or to any subsidiary of Rightside, or to any stockholder of Rightside or any of its subsidiaries) by reason of the fact that such person is an Overlap Person to refrain from acting on behalf of Rightside or an Other Entity, or any of their respective subsidiaries, in respect of any such contract, agreement, arrangement or transaction or performing any such contract, agreement, arrangement or transaction in accordance with its terms and each such director or officer of Rightside or any subsidiary of Rightside who is an Overlap Person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Rightside, and shall be deemed not to have breached his or her duties of loyalty to Rightside (or to any subsidiary of Rightside, or to any stockholders of Rightside or any of its subsidiaries) and not to have derived an improper personal benefit therefrom.

        No amendment, repeal or adoption of any provision inconsistent with the foregoing provisions will have any effect upon (a) any agreement between the Company or a subsidiary thereof and any Other Entity, that was entered into before the time of such amendment or repeal or adoption of any such inconsistent provision (the "Amendment Time"), or any transaction entered into in connection with the performance of any such agreement, whether such transaction is entered into before or after the Amendment Time, (b) any transaction entered into between Rightside or a subsidiary thereof and any Other Entity, before the Amendment Time, (c) the allocation of any business opportunity between Rightside or any subsidiary thereof and any Other Entity before the Amendment Time, or (d) to the fullest extent permitted by law, any duty or obligation owed by any director or officer of Rightside or any subsidiary of Rightside (or the absence of any such duty or obligation) with respect to any Potential Business Opportunity which such director or officer was offered, or of which such director or officer otherwise became aware, before the Amendment Time (regardless of whether any proceeding relating to any of the above is commenced before or after the Amendment Time).

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

        Our amended and restated certificate of incorporation to be in effect upon the completion of the separation will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that only our board of directors may fill vacancies created by expansion of our board of directors or the resignation, death or removal of a director. Subject to the rights of holders of any series of preferred stock then outstanding, our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of the separation will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, Chairman of our board of directors, Chief Executive Officer or president (in the absence of a Chief Executive Officer) may call a special meeting of stockholders. In addition, our amended and restated bylaws will provide that stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

        Subject to the rights of holders of any series of preferred stock then outstanding, our amended and restated certificate of incorporation and amended and restated bylaws will require a 66 2/3% stockholder vote for the rescission, alteration, amendment or repeal of the bylaws or the provisions of the certificate of incorporation relating to the issuance of preferred stock and management of our business by stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the inability of our stockholders to remove a director without cause will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

        These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. They are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

        Upon completion of the separation, we will be subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines a "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of assets of the corporation with an aggregate market value of 10% or more of either the aggregate market value of all assets of the corporation on a combined basis or the aggregate market value of all the outstanding stock of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the stockholder's affiliates and associates (as defined in Section 203), beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of Equity Awards Upon Change of Control

        We expect to adopt the Plan, under which we may grant equity incentive awards to eligible service providers. The terms of the Plan have not been finalized. However, we expect that in the event of a change in control (as defined in the Plan) of our Company, to the extent that a surviving entity declines to continue, convert, assume or replace outstanding awards under the Plan, then all such awards will become fully vested and exercisable in connection with the transaction.

Listing

        Pending approval, we have applied to have our common stock listed on Nasdaq under the symbol "NAME."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent's telephone number is (800) 937-5449.

 RECENT SALES OF UNREGISTERED SECURITIES

        In connection with the initial capitalization of Rightside, we issued 1,000 shares of our common stock to Demand Media on or about July 26, 2013 in exchange for an aggregate capital contribution of $1.00. The shares were issued in reliance on the exemption set forth in Section 4(2) of the Securities Act because the issuance did not involve any public offering of securities.

 INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

        Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

        Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized by Section 145 of the DGCL. Section 145(e) of the DGCL further provides that such expenses (including attorneys' fees) incurred by former directors and officers or other employees or agents of the corporation may be so paid upon such terms and conditions as the corporation deems appropriate.

        Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

        Our amended and restated bylaws that will be in effect upon completion of the distribution will provide that we will indemnify, to the fullest extent permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our amended and restated bylaws that will be in effect upon completion of the distribution will further provide for the advancement of expenses to each of our officers and directors.

        Our amended and restated certificate of incorporation that will be in effect upon completion of the distribution will provide that, to the fullest extent permitted by the DGCL, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

        We also intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our Company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the DGCL or the provisions of our amended and restated certificate of incorporation or amended and restated bylaws.

        In connection with the distribution, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our amended and restated certificate of incorporation or amended and restated bylaws.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this Information Statement. This Information Statement, which constitutes a part of the Registration Statement on Form 10, does not contain all of the information set forth in the Registration Statement on Form 10 or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the Registration Statement on Form 10 and the exhibits and schedules filed thereto. Statements contained in this Information Statement regarding the contents of any contract or any other document that is filed as an exhibit to the Registration Statement on Form 10 are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Registration Statement on Form 10. Following the distribution, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. Information contained on any website referenced in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

        Information that we file with the SEC after the date of this Information Statement may supersede the information in this Information Statement. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above. You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement. Neither the delivery of this Information Statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

 Rightside Group, Ltd.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Rightside Group, Ltd.:

        In our opinion, the accompanying combined balance sheets and the related combined statements of operations, comprehensive income (loss), equity, and cash flows present fairly, in all material respects, the financial position of Rightside Group, Ltd. (the "Company") at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
June 9, 2014

Rightside Group, Ltd.

Combined Balance Sheets

(In thousands)

	December 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$66,833	$40,593
Accounts receivable, net	9,176	12,492
Prepaid expenses and other current assets	4,395	3,016
Deferred registration costs	66,273	57,718

Total current assets	146,677	113,819
Deferred registration costs, less current portion	12,514	11,320
Property and equipment, net	14,456	12,368
Intangible assets, net	15,268	16,248
Goodwill	103,042	103,144
Deferred tax assets	6,314	1,787
gTLD deposits	21,252	18,202
Other assets	1,998	1,211

Total assets	$321,521	$278,099

Liabilities and Equity
Current liabilities
Accounts payable	$7,585	$6,917
Accrued expenses and other current liabilities	18,787	18,797
Deferred tax liabilities	24,157	20,260
Deferred revenue	80,999	70,530

Total current liabilities	131,528	116,504
Deferred revenue, less current portion	16,544	14,777
Other liabilities	693	2,191
Commitments and contingencies (Note 8)
Equity
Accumulated other comprehensive income	577	—
Parent company investment	172,179	144,627

Total equity	172,756	144,627

Total liabilities and equity	$321,521	$278,099

The accompanying notes are an integral part of these combined financial statements.

Rightside Group, Ltd.

Combined Statements of Operations

(In thousands)

	Year ended December 31,
	2013	2012	2011
Revenue	$185,192	$172,968	$160,475
Operating expenses
Service costs (exclusive of amortization of intangible assets shown separately below)	145,328	127,451	111,273
Sales and marketing	10,312	8,822	6,177
Product development	11,878	9,656	9,226
General and administrative	25,605	19,853	17,971
Amortization of intangible assets	7,890	8,273	9,433

Total operating expenses	201,013	174,055	154,080

Income (loss) from operations	(15,821)	(1,087)	6,395
Gain on other assets, net	4,232	—	—
Other expense, net	(58)	(64)	(20)

Income (loss) before income taxes	(11,647)	(1,151)	6,375
Income tax benefit (expense)	944	162	(2,557)

Net income (loss)	$(10,703)	$(989)	$3,818

The accompanying notes are an integral part of these combined financial statements.

Rightside Group, Ltd.

Combined Statements of Comprehensive Income (Loss)

(In thousands)

	Year ended December 31,
	2013	2012	2011
Net income (loss)	$(10,703)	$(989)	$3,818
Other comprehensive income (loss):
Unrealized gain on available-for-sale securities, net of tax expense of ($329)	$577	$—	$—

Comprehensive income (loss)	$(10,126)	$(989)	$3,818

The accompanying notes are an integral part of these combined financial statements.

Rightside Group, Ltd.

Combined Statements of Equity

(In thousands)

	Parent company investment	Accumulated other comprehensive income	Total equity
Balance at December 31, 2010	$83,762	$—	$83,762
Net decrease in parent company investment	(6,939)	—	(6,939)
Net income	3,818	—	3,818

Balance at December 31, 2011	80,641	—	80,641
Net increase in parent company investment	64,975	—	64,975
Net loss	(989)	—	(989)

Balance at December 31, 2012	144,627	—	144,627
Unrealized gain on available-for-sale securities	—	577	577
Net increase in parent company investment	38,255	—	38,255
Net loss	(10,703)	—	(10,703)

Balance at December 31, 2013	$172,179	$577	$172,756

The accompanying notes are an integral part of these combined financial statements.

Rightside Group, Ltd.

Combined Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities
Net income (loss)	$(10,703)	$(989)	$3,818
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,382	13,495	15,250
Deferred income taxes	(630)	2,373	440
Stock-based compensation	9,463	10,112	9,738
Gain on gTLD application withdrawals, net	(4,232)	—	—
Other	(982)	(507)	(652)
Change in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	3,330	(2,746)	(1,401)
Prepaid expenses and other current assets	(326)	(420)	821
Deferred registration costs	(9,749)	(8,848)	(7,940)
Deposits with registries	(914)	721	(840)
Other long-term assets	(3,285)	(407)	(128)
Accounts payable	702	604	1,726
Accrued expenses and other liabilities	(325)	(227)	2,512
Deferred revenue	11,235	7,971	8,870

Net cash provided by operating activities	7,996	21,132	32,214

Cash flows from investing activities
Purchases of property and equipment	(8,445)	(7,917)	(5,041)
Purchases of intangible assets	(2,921)	(3,307)	(4,712)
Payments for gTLD applications, net	(3,949)	(18,202)	—
Proceeds from withdrawal of gTLDs, net	5,616	—	—
Cash paid for acquisitions, net of cash acquired	—	(16,200)	—
Change in restricted cash	—	(855)	—
Other	982	515	650

Net cash used in investing activities	(8,717)	(45,966)	(9,103)

Cash flows from financing activities
Principal payments on capital lease obligations	(241)	(222)	(131)
Net increase (decrease) in parent company investment	27,882	54,664	(16,780)
Other	(650)	—	—

Net cash provided by (used in) financing activities	26,991	54,442	(16,911)

Change in cash and cash equivalents	26,240	29,608	6,200
Cash and cash equivalents, beginning of period	40,593	10,985	4,785

Cash and cash equivalents, end of period	$66,833	$40,593	$10,985

Supplemental disclosure of cash flows:
Acquisition hold back	—	$1,800	$—

The accompanying notes are an integral part of these combined financial statements.

Rightside Group, Ltd.

Notes to Combined Financial Statements

1. Company Background and Basis of Presentation

        In February 2013, Demand Media, Inc. ("Demand Media") announced that its Board of Directors authorized Demand Media to pursue the separation of its business into two distinct publicly traded entities: a new company named Rightside Group, Ltd, ("Rightside," "the Company," "our," "we," or "us") focused on domain name services, and Demand Media, a digital media company. Demand Media plans a tax-free distribution of all of the outstanding shares of common stock of Rightside on a pro rata basis to Demand Media stockholders ("separation" or the "spin-off") as of the record date. Post-spin, Demand Media's existing stockholders will hold interests in: (1) Demand Media, a digital media company focused on the development and creation of online content, and (2) Rightside, a domain name services business. After the spin-off, we will operate as an independent, publicly traded company.

        The spin-off is conditioned on, among other things, final approval of the transaction by Demand Media's Board of Directors and the receipt of a private letter ruling from the Internal Revenue Service (the "IRS") and an opinion from tax counsel substantially to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended; receipt of any necessary waivers under the Demand Media credit facility; having the Registration Statement on Form 10 declared effective by the SEC; and acceptance of our common stock for listing by Nasdaq. We received a private letter ruling from the IRS on January 31, 2014. We have not yet finalized all of the details of the separation.

        Rightside was incorporated on July 11, 2013 as a direct, wholly owned subsidiary of Demand Media, a New York Stock Exchange ("NYSE") listed company that is a diversified digital media and domain name services company. Demand Media currently owns all of the outstanding shares of our capital stock. We have only one class of common stock issued and outstanding, and no preferred stock is outstanding. Rightside currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the spin-off, will not acquire or incur any material assets or liabilities, nor will it separately engage in any business or other activities, in each case prior to the spin-off. In connection with the spin-off, Demand Media will contribute or transfer certain of the subsidiaries and assets relating to Demand Media's domain name services business to Rightside, and Rightside or its subsidiaries will assume of all of the liabilities relating to Demand Media's domain name services business.

        Rightside provides domain name registration and related value-added service subscriptions to third parties through our wholly owned subsidiaries, eNom, Incorporated ("eNom") and Name.com. We are also a significant participant in the Internet Corporation for Assigned Names and Numbers' ("ICANN") significant expansion of the number of available generic Top Level Domain ("gTLDs"), with the first new gTLDs being delegated in October 2013 ("New gTLD Program"). As part of the the New gTLD Program, our domain name services business entered into its first registry agreements with ICANN and became an accredited registry for new gTLDs, and eNom and Name.com also entered into contracts necessary to participate in the New gTLD Program. We began to provide back-end domain name registry and related services for gTLDs owned by a third-party domain name registry and we have operations for our own gTLDs.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

1. Company Background and Basis of Presentation (Continued)

Basis of Presentation

        These combined financial statements have been prepared on a stand-alone basis and are derived from the historical consolidated financial statements and accounting records of Demand Media. The combined financial statements reflect our financial position, results of operations, equity and cash flows as a separate company and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

        The accompanying combined financial statements include eNom, Hot Media, Inc. and their respective subsidiaries as well as five international Demand Media subsidiaries. Rightside represents the domestic and international operations associated with Demand Media's domain name services business.

        The combined financial statements of Rightside assume the allocation to Rightside of certain Demand Media corporate expenses relating to Rightside, refer to Note 13—Transactions with Related Parties and Parent Company Investment for further information. The accounting for income taxes computed for Rightside on a separate tax return basis, refer to Note 9—Income Taxes for further information.

        All significant intracompany accounts and transactions, other than those with Demand Media, have been eliminated in preparing the combined financial statements. All transactions between Demand Media and us have been included in these combined financial statements and are deemed to be settled. The total net effect of the settlement of these transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as "Parent company investment." Parent company investment in the combined balance sheets represents Demand Media's historical investment in the Company, the net effect of cost allocations from transactions with Demand Media and the Company's accumulated earnings.

        The combined financial statements include expense allocations for certain:

  •
  Corporate functions historically provided by Demand Media, including, but not limited to, finance, legal, information technology, human resources, communications, compliance, and other shared services;

  •
  Employee benefits and incentives; and

  •
  Stock-based compensation.

        These expenses have been allocated to us on a direct basis when identifiable, with the remainder allocated on a pro rata basis calculated as a percentage of our revenue, headcount or operating expenses to Demand Media's combined results. We and Demand Media consider the basis on which these expenses were allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations do not, however, reflect the expense that we would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including, but not limited to, the chosen organizational structure, the costs of being a stand-alone publicly traded company, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following our separation from Demand Media, we will perform these functions using our own resources and purchased services. For an interim period, however, some of these functions will continue to be provided by Demand Media under a transition services agreement, which are planned to extend for a

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

1. Company Background and Basis of Presentation (Continued)

period up to 18 months. Costs incurred by Demand Media to complete the spin-off were not allocated to us.

        The combined financial statements include certain assets and liabilities that have historically been held at the Demand Media corporate level but are specifically identifiable or otherwise attributable to us.

2. Summary of Significant Accounting Policies

        A summary of the significant accounting policies consistently applied in the preparation of the accompanying combined financial statements follows.

Principles of Combination

        The combined financial statements include the accounts of Rightside. Acquisitions are included in our combined financial statements from the date of the acquisition. Our purchase accounting resulted in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. All significant intracompany accounts and transactions, other than those with Demand Media, have been eliminated in combination.

Use of Estimates

        We prepare our combined financial statements in accordance with GAAP, which requires us to make estimates and use assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. We evaluate our estimates and assumptions on an ongoing basis, which form the basis for making judgments about the carrying value of assets and liabilities. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ materially from these estimates.

        Significant items subject to such estimates and assumptions include revenue, the assigned value of acquired assets and assumed liabilities in business combinations, useful lives and impairment of property and equipment, intangible assets, goodwill and other assets, the fair value of our equity-based compensation awards, parent allocations, and deferred income tax assets and liabilities. Actual results could differ materially from those estimates. On an ongoing basis, we evaluate our estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities.

Cash and Cash Equivalents

        We consider all highly liquid investments with a maturity of 90 days or less at the time of purchase to be cash equivalents. We consider funds transferred from our credit card service providers but not yet deposited into our bank accounts at the balance sheet dates, as funds in transit and these amounts are recorded as unrestricted cash, since the amounts are generally settled the day after the outstanding date. Cash and cash equivalents consist primarily of checking accounts and money market accounts.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        We recognize revenue when four basic criteria are met: persuasive evidence of a sales arrangement exists; performance of services has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. We consider persuasive evidence of a sales arrangement to be the receipt of a signed contract. Collectability is assessed based on a number of factors, including transaction history and the credit worthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. Performance incentive rebates and certain other business incentives are recognized as a reduction in revenue. We record cash received in advance of revenue recognition as deferred revenue.

        For arrangements with multiple deliverables, we allocate revenue to each deliverable if the delivered item(s) has value to the customer on a standalone basis and, if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. The fair value of the selling price for a deliverable is determined using a hierarchy of (1) Company specific objective and reliable evidence, then (2) third-party evidence, then (3) best estimate of selling price. We allocate any arrangement fee to each of the elements based on their relative selling prices. To the extent that we offer performance incentive rebates or certain other business incentives to our partners, those incentives will be recognized as a reduction to revenue.

Domain Name Services

  Domain Name Registration Fees

        We recognize revenue from registration fees charged to third parties in connection with new, renewed and transferred domain name registrations on a straight-line basis over the registration term, which ranges from one to ten years. We include payments received in advance of the domain name registration term in deferred revenue in our combined balance sheets. The registration term and related revenue recognition commences once we confirm that the requested domain name has been recorded in the appropriate registry under accepted contractual performance standards. We defer the associated direct and incremental costs, which principally consist of registry and ICANN fees, and expense them as service costs on a straight-line basis over the registration term.

        Our businesses including eNom and Name.com, are ICANN accredited registrars. Thus, we are the primary obligor with our reseller and retail registrant customers and are responsible for the fulfillment of our registrar services to those parties. As a result, we report revenue in the amount of the fees we receive directly from our reseller and retail registrant customers. Our reseller customers maintain the primary obligor relationship with their retail customers, establish pricing and retain credit risk to those customers. Accordingly, the Company does not recognize any revenue related to transactions between its reseller customers and its ultimate retail customers. A portion of our resellers have contracted with us to provide billing and credit card processing services to the resellers' retail customer base in addition to registration services. Under these circumstances, the cash collected from these resellers' retail customer base exceeds the fixed amount per transaction that we charge for domain name registration services. Accordingly, these amounts, which are collected for the benefit of the reseller, are not recognized as revenue and are recorded as a liability until remitted to the reseller on a periodic basis. We report revenue from these resellers on a net basis because the reseller determines the price to charge retail customers and maintains the primary customer relationship.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

  Value-added Services

        We recognize revenue from online registrar value-added services, which include, but are not limited to, security certificates, domain name identification protection, charges associated with alternative payment methodologies, web hosting services and email services on a straight-line basis over the period in which services are provided. We include payments received in advance of services being provided in deferred revenue.

Aftermarket and Other

  Domain Name Monetization Services

        Domain name monetization service revenue represents advertising revenue and primarily includes revenue derived from cost-per-click advertising links we place on websites owned by us, which we acquire and sell on a regular basis, and on websites owned by certain of our customers, with whom we have revenue sharing arrangements. Where we enter into revenue sharing arrangements with our customers, such as those relating to advertising on our customers' domains, and when we are considered the primary obligor, we report the underlying revenue on a gross basis in our combined statements of operations, and record these revenue-sharing payments to our customers as revenue-sharing expenses, which are included in service costs.

        Also included in Aftermarket and other is revenue which represents proceeds received from selling domain names from our portfolio, as well as proceeds received from selling domain names that are not renewed by customers of our registrar platform. Domain name sales are primarily conducted through our direct sales efforts as well as through our NameJet joint venture. While certain domain names sold are registered on our registrar platform upon sale, we have determined that sales revenue and related registration revenue represent separate units of accounting, because the domain name has value to the customers on a stand-alone basis, where a customer could resell it separately, without the registration service, there is objective and reliable evidence of the fair value of the registration service and no general rights of return. We evaluated each deliverable, domain name sale and domain name registration, to determine whether vendor-specific objective evidence ("VSOE") or third-party evidence of selling price ("TPE") existed in order to determine the selling price for each unit of accounting. We determine that there is VSOE for domain name registrations through analysis of historical stand-alone transactions sold by us, which have been consistently priced with limited discounts. For domain name sales, we have determined that third-party evidence of selling price, or TPE, is not a practical alternative due to uniqueness of domain names compared to those sold by competitors and the availability of relevant third-party pricing information. We have not established VSOE for domain names due to the lack of pricing consistency and other factors. Accordingly, we allocate revenue to the domain name sale deliverable in the arrangement based on best estimate of the selling price ("BESP"). We determine BESP by reference to the total transaction price and an estimate of what a market participant would pay without the registration service. Based on the nature of the transaction and its elements, we believe that there are no meaningful discounts embedded in the overall arrangement. Domain name sales revenue is recognized when title to the name is transferred to the buyer and the related registration fees are recognized on a straight-line basis over the registration term. If we sell a domain name, any unamortized cost basis is recorded as a service cost. For domain name sales generated through NameJet, we recognize revenue net of auction service fee payments to NameJet.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Service Costs

        Service costs consist primarily of fees paid to registries and ICANN associated with domain name registrations, revenue-sharing costs resulting from advertising revenue recognized by us and shared with our customers or partners as a result of our revenue-sharing arrangements, and Internet connection and co-location charges, including depreciation of the systems and hardware used to build and operate our Registrar.

        Registry fee expenses consist of payments to entities accredited by ICANN as the designated registry related to each TLD. These payments are generally fixed dollar amounts per domain name registration period and are recognized on a straight-line basis over the registration term. If we sell a domain name, any unamortized cost basis is recorded as a service cost. The costs of renewal registration fee expenses for domain names in our portfolio are also included in service costs.

Accounts Receivable, Net

        Since our domain name registration services are primarily conducted on a prepaid basis or through credit card or Internet payments processed at the time a transaction is consummated, we do not carry significant receivables related to these business activities. As a result and for each of the periods presented, we did not maintain an allowance for potentially uncollectible receivables from our customers.

        Accounts receivable primarily consist of amounts due from registries and from certain domain reseller customers of our registrar service offering. Receivables from registries represent refundable amounts for registrations that were placed on auto-renew status by the registries, but were not explicitly renewed by a registrant as of the balance sheet dates. Registry services accounts receivable is recorded at the amount of registration fees paid by us to a registry for all registrations placed on auto-renew status. Subsequent to the lapse of a prior registration period, a registrant either renews the applicable domain name with us, which results in the application of the refundable amount to a consummated transaction, or the registrant lets the domain name registration expire, which results in a refund of the applicable amount from a registry to us.

Deferred Revenue and Deferred Registration Costs

        Deferred revenue consists primarily of amounts received from customers in advance of our performance for domain name registration services and online value-added services. Deferred revenue is recognized as revenue on a systematic basis that is proportionate to the unexpired term of the related domain name registration over online value-added service period.

        Deferred registration costs represent incremental direct costs paid in advance to registries, ICANN, and other third parties for domain name registrations and are recorded as a deferred cost. Deferred registration costs are expensed on a straight-line basis over the registration period and are included in service costs.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computer equipment is amortized over two to five years, software is amortized over two to three years, and furniture and fixtures are amortized over seven to ten years. Leasehold improvements are amortized straight-line over the shorter of the remaining lease term or the estimated useful lives of the improvements ranging from one to ten years. Upon the sale or retirement of property or equipment, the cost and related accumulated depreciation or amortization is removed from our financial statements with the resulting gain or loss reflected in our results of operations. Repairs and maintenance costs are expensed as incurred. In the event that property and equipment is no longer in use, we will record a loss on disposal of the property and equipment, which is computed as the difference between the sales price, if any, and the net remaining value (gross amount of property and equipment less accumulated depreciation expense) of the related equipment at the date of disposal.

Intangibles—Internally Developed Software

        We capitalize our internally developed software platform costs during their development phase. Internally developed software platform costs are depreciated on a straight-line basis over their estimated useful life of three years, which approximates the estimated pattern in which the underlying economic benefits are consumed. Unamortized amounts are included in property and equipment, net in the accompanying combined balance sheets. The net book value of capitalized software development costs is $5.3 million as of December 31, 2013 (net of $8.1 million accumulated amortization) and $3.8 million (net of $7.1 million accumulated amortization) as of December 31, 2012.

Intangibles—Registration and Acquisition Costs of Undeveloped Websites

        We capitalize initial registration and acquisition costs of our undeveloped websites, and amortize these costs over the expected useful life of the underlying undeveloped websites on a straight-line basis, which approximates the estimated pattern in which the underlying economic benefits are consumed. The expected useful lives of the undeveloped websites range from 12 months to 84 months. We determine the appropriate useful life by performing an analysis of expected cash flows based on historical experience with domain names of similar quality and value.

        In order to maintain the rights to each undeveloped website acquired, we pay periodic renewal registration fees, which generally cover a minimum period of twelve months. We record renewal registration fees of website name intangible assets in deferred registration costs and recognize the costs over the renewal registration period, which is included in service costs.

Intangibles—Acquired in Business Combinations

        We perform valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocate the purchase price of each acquired business to our respective net tangible and intangible assets. Acquired intangible assets include: trade names, non-compete agreements, owned website names, customer relationships, and technology. We determine the appropriate useful life by performing an analysis of expected cash flows based on historical experience of the acquired businesses. Intangible assets are amortized over their estimated useful lives of three to

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

20 years, using the straight-line method, which approximates the pattern in which the economic benefits are consumed.

Intangibles—gTLDs

        We capitalize payments for gTLD applications and other costs directly attributable to the acquisition of gTLD domain name rights. We capitalized these payments as they were determined to embody a probable economic benefit, which are included in other long-term assets at December 31, 2013 and 2012. We have received and may continue to receive partial cash refunds for certain gTLD applications, and to the extent we elect to sell or dispose of certain gTLD applications throughout the process, we may also incur gains or losses on amounts invested. These gains have been recorded as gains on other assets, net, on the Statements of Operations. As gTLDs become available for their intended use, gTLD application fees and other capitalized costs will be reclassified as finite lived intangible assets and amortized on a straight-line basis over the remaining contractual period of the registry operator agreement, which is of approximately 10 years. Other costs incurred as part of its gTLD initiative and not directly attributable to the acquisition of gTLD domain name rights are expensed as incurred.

Long-lived Assets

        We evaluate the recoverability of our intangible assets, and other long-lived assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. These trigger events or changes in circumstances include, but are not limited to, a significant decrease in the market price of a long-lived asset, a significant adverse change in the extent or manner in which a long-lived asset is being used, significant adverse changes in legal factors, including changes that could result from our inability to renew or replace material agreements with certain of our partners on favorable terms, significant adverse changes in the business climate including changes which may result from adverse shifts in technology in our industry and the impact of competition, a significant adverse deterioration in the amount of revenue or cash flows we expect to generate from an asset group, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of our long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. We perform impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In making this determination, we consider the specific operating characteristics of the relevant long-lived assets, including (i) the nature of the direct and any indirect revenue generated by the assets; (ii) the interdependency of the revenue generated by the assets; and (iii) the nature and extent of any shared costs necessary to operate the assets in their intended use. If an asset is considered impaired, the impairment loss is measured as the amount by which the carrying value of the asset group exceeds its estimated fair value. Fair value is determined based upon estimated discounted future cash flows. The key estimates applied when preparing cash flow projections relate to revenue, operating margins, economic life of assets, overheads, taxation and discount rates. For each year presented, no indicators of impairment have been noted related to our long-lived assets.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Goodwill

        Goodwill represents the excess of the cost of an acquired entity over the fair value of the acquired net assets. Goodwill is tested for impairment annually during the fourth quarter of our fiscal year or when events or circumstances change that would indicate that goodwill might be impaired. Events or circumstances that could trigger an impairment review include, but are not limited to, a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends or significant underperformance relative to expected historical or projected future results of operations.

        Goodwill is tested for impairment at the reporting unit level, which is one level below or the same as an operating segment. As of December 31, 2013 and 2012, we determined that we had two reporting units. When testing goodwill for impairment, we first consider preparing a qualitative assessment as to whether it is necessary to perform step one of a two-step annual goodwill impairment test for each reporting unit. If we elect to complete a qualitative assessment, we are required to perform step one only if we conclude that it is more likely than not that a reporting unit's fair value is less than its carrying value. Should this be the case, the first step of the two-step process is to identify whether a potential impairment exists by comparing the estimated fair values of our reporting units with their respective book values, including goodwill. If the estimated fair value of the reporting unit exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss, if any. The amount of the impairment loss is the excess of the carrying amount of the goodwill over its implied fair value. The estimate of implied fair value of goodwill is primarily based on an estimate of the discounted cash flows expected to result from that reporting unit but may require valuations of certain internally generated and unrecognized intangible assets such as our software, technology, patents and trademarks. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. We performed our annual impairment analysis in the fourth quarter of the year ended December 31, 2013, and based on the results of the annual impairment test, the fair value of each reporting unit exceeded its carrying value and therefore no impairment of goodwill existed at December 31, 2013.

Other Long-Term Assets

        ICANN approved a framework for the significant expansion of the number of gTLDs available for businesses and consumers to register as part of a domain name ("New gTLD Program"). The first new gTLDs launched in the fourth quarter of 2013. We paid $3.9 million during the year ended December 31, 2013 and $18.2 million during the year ended December 31, 2012, for certain gTLD applications under the New gTLD Program. We capitalized the costs incurred to pursue the acquisition of gTLD operator rights that are determined to embody a probable economic benefit. While there can be no assurance that gTLDs will be awarded to us, capitalized payments will be reclassified as finite-lived intangible assets following the delegation of operator rights for each gTLD by ICANN. Payments for gTLD applications primarily represent amounts paid directly to ICANN and/or third parties in the pursuit of gTLD operator rights. When two or more applicants apply for the same gTLD, an auction process is used to determine the eventual owner. If a private auction is used, the highest bidder is

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

required to pay the other applicants the proceeds from the auction in return for the withdrawal of their application for the gTLD. We may also receive partial cash refunds from ICANN for certain gTLD applications, and to the extent we elect to sell or dispose of our interest in certain gTLD applications throughout the process, we may also incur gains or losses on amounts invested. Gains on the withdrawal of our interest in gTLD applications will be recognized when realized, while losses will be recognized when deemed probable. Potential losses are limited to the non-refundable portion of our deposits, while gains realized during the initial ICANN rights delegation phase are based on proceeds received from third parties and may be significant as compared to our initial investment (deposit) in a particular gTLD. For the year ended December 31, 2013, we recognized a gain of $4.2 million related to private auction proceeds (net of the write off of the non-refundable portion of our deposit), which has been recorded as a gain on other assets, net in the combined statements of operations. There were no gains or losses on other assets for the year ended December 31, 2012 or 2011. Other costs incurred by us as part of our gTLD initiative not directly attributable to the acquisition of gTLD operator rights are expensed as incurred. Capitalized costs will be amortized on a straight-line basis over the estimated useful life of the gTLD operator rights acquired commencing the date that each asset is available for its intended use, which is expected to occur following commencement of delegation by ICANN.

Investments in Equity

        Investments in entities over which we have the ability to exert significant influence, but do not control and are not the primary beneficiary of, including NameJet, LLC ("NameJet"), are accounted for using the equity method of accounting. We include our proportionate share of earnings (losses) of our equity method investees in other income (expense), net in our combined statements of operations. Our proportional shares of affiliate earnings or losses accounted for under the equity method of accounting, were not material for all periods presented. Transactions with our equity method investees generated revenue of approximately $5.1 million for the year ended December 31, 2013, $5.6 million for the year ended December 31, 2012 and $5.6 million for the year ended December 31, 2011.

        We account for investments in companies that we do not control or account for under the equity method either at fair value or under the cost method, as applicable. Investments in equity securities are carried at fair value if the fair value of the security is readily determinable. Equity investments carried at fair value are classified as available-for-sale securities. Realized gains and losses for available-for-sale securities are included in other income (expense), net in our combined statements of operations. Unrealized gains and losses, net of taxes, on available-for-sale securities are included in our combined financial statements as a component of other comprehensive income and accumulated other comprehensive income ("AOCI"), until realized.

        Investments in equity securities that we do not control or account for under the equity method and do not have readily determinable fair values are accounted for under the cost method. Cost method investments are originally recorded at cost. In determining whether other-than-temporary impairment exists for equity securities, management considers: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. We have determined that there has been no impairment of our equity marketable securities to date.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The cost of marketable securities sold is based upon the specific identification method and any realized gains or losses on the sale of investments are reflected as a component of other income (expense), net. For the year ended December 31, 2013, unrealized gain on marketable securities was $0.9 million. There were no unrealized gains or losses marketable securities for the years ended December 31, 2012 and 2011.

        In addition, we classify marketable securities as current or non-current based upon whether such assets are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.

Operating Leases

        For operating leases that include rent-free periods or escalation clauses over the term of the lease, we recognize rent expense on a straight-line basis and the difference between expense and amounts paid are recorded as deferred rent in current and long-term liabilities.

Advertising Costs

        Advertising costs are expensed as incurred and generally consist of Internet-based advertising, sponsorships, and trade shows through our registry and reseller partners. Such costs are included in sales and marketing expense in our combined statements of operations. Advertising expense was $0.7 million for the year ended December 31, 2013, $0.6 million for the year ended December 31, 2012 and $0.3 million for the year ended December 31, 2011.

Stock-based Compensation

        Demand Media has one active equity plan, the 2010 Incentive Award Plan (the "2010 Plan"), under which, in general, Demand Media is authorized to grant restricted stock units ("RSU"), restricted stock awards ("RSA"), stock options and other incentive awards. Employees of Rightside have received grants of restricted stock units, restricted stock awards and stock options of Demand Media common stock under the Plan. We apply the same accounting principles as Demand Media, and as such we record compensation expense for all share-based awards granted to our eligible employees, non-employees and directors based on the grant date fair values of the awards. In addition, allocated expenses from Demand Media include stock-based compensation for employees of Demand Media whose costs of services are allocated to us. For stock option awards to employees with service and/or performance-based vesting conditions, we estimate the fair value using the Black-Scholes-Merton option pricing model. The value of an award that is ultimately expected to vest is recognized as expense over the requisite service periods in our combined statements of operations. We elected to treat share-based payment awards, other than performance awards, with graded vesting schedules and time-based service conditions as a single award and recognize stock-based compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. Stock-based compensation expenses are classified in the statement of operations based on the department to which the related employee reports. Our stock-based awards are comprised principally of stock options, RSUs and RSAs.

        Some equity awards contain certain performance and/or market conditions. Compensation expense for awards with performance conditions are based upon the probability of the performance condition being met, net of an estimate of pre-vesting forfeitures. Awards granted with performance and/or market conditions are amortized using the graded vesting method. The effect of a market condition is

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

reflected in the award's fair value on the grant date. We use a Monte Carlo simulation model to determine the grant date fair value of awards with market conditions. All compensation expense for an award that has a market condition is recognized as the requisite service period is fulfilled, even if the market condition is never satisfied.

        We account for share-based payment awards and stock options issued to non-employees in accordance with the guidance for equity-based payments to non-employees. Stock option awards to non-employees are accounted for at fair value using the Black-Scholes-Merton option pricing model. We believe that the fair value of share-based payment awards and stock options is more reliably measured than the fair value of the services received. The fair value of the unvested portion of the options granted to non-employees is re-measured each period. The resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

        The Black-Scholes-Merton option pricing model requires management to make assumptions and to apply judgment in determining the fair value of our awards. The most significant assumptions and judgments include estimating the fair value of our underlying stock, expected volatility, expected term of the award and estimated forfeiture rates.

        We estimated the expected volatility of our awards from the historical volatility of selected public companies within the Internet and media industry with comparable characteristics to Demand Media, including similarity in size, lines of business, market capitalization, revenue and financial leverage. From Demand Media's inception through December 31, 2008, the weighted average expected life of options was calculated using the simplified method as prescribed under guidance by the SEC. This decision was based on the lack of relevant historical data due to our limited experience and the lack of an active market for our common stock. Effective January 1, 2009, we calculated the weighted average expected life of the options based upon Demand Media's historical experience of option exercises combined with estimates of the post-vesting holding period. The-risk free interest rate is based on the implied yield currently available on U.S. Treasury issues with terms approximately equal to the expected life of the option. The expected dividend rate is zero, as we currently have no history or expectation of paying cash dividends on its common stock. The forfeiture rate is established based on the historical average period of time that options were outstanding and adjusted for expected changes in future exercise patterns.

        Additionally, all eligible Company employees are provided the opportunity to participate in Demand Media's employee stock purchase plan ("ESPP"). Under the ESPP, eligible Rightside officers and employees may purchase a limited amount of Demand Media common stock at a discount to the market price in accordance with the terms of the plan as described in Note 11 (Stock-based Compensation Plans and Awards) to our combined financial statements. Demand Media uses the Black-Scholes-Merton option pricing model to determine the fair value of the ESPP awards granted which is recognized straight-line over the total offering period. We record ESPP expense to eligible Rightside officers and employees consistent with compensation recorded by Demand Media. We recognized expense of $0.6 million for the year ended December 31, 2013, $0.5 million for the year ended December 31, 2012 and $0.3 million for the year ended December 31, 2011 in relation to the 2010 ESPP.

        In connection with and upon completion of the separation, we may incur additional stock-based compensation and related expenses as a result of the adjustment and issuance of both options to

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

purchase shares of our common stock and awards of restricted stock units held by certain of our employees, including our executive officers, and our directors.

  Income Taxes

        Our operations have historically been included in the federal income tax return of Demand Media, as well as certain state tax returns where Demand Media files on a combined basis. Income taxes are presented in these combined financial statements as if we filed our own tax returns on a separate return basis. Current income tax liabilities are assumed to be immediately settled with Demand Media against the parent company investment account. We account for our income taxes using the liability and asset method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or in our tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate the realizability of our deferred tax assets and valuation allowances are provided when necessary to reduce deferred tax assets to the amounts expected to be realized.

        We operate in various tax jurisdictions and are subject to audit by various tax authorities. We provide tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, and relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

        We recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the combined financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. We recognize interest and penalties accrued related to unrecognized tax benefits in our income tax (benefit) provision in the accompanying statements of operations.

        We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified. The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made.

Foreign Currency Transactions

        Foreign currency transaction gains and losses are charged or credited to earnings as incurred. For the years ended December 31, 2013, 2012 and 2011, foreign currency transaction gains and losses that are included in other income (expense) in the accompanying statements of operations were not material.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

        Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We measure our financial assets and liabilities in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

  •
  Level 1—valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

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  Level 2—valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and certain corporate obligations.

    Valuations are usually obtained from third-party pricing services for identical or comparable assets or liabilities.

  •
  Level 3—valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

        In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value.

        We chose not to elect the fair value option for our financial assets and liabilities that had not been previously carried at fair value. Therefore, material financial assets and liabilities not carried at fair value, such as trade accounts receivable and payable, are reported at their carrying values.

        The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, receivables from domain name registries, registry deposits, accounts payable, accrued liabilities and customer deposits approximate fair value because of their short maturities. Our investments in marketable securities are recorded at fair value. Certain assets, including equity investments, investments held at cost, goodwill and intangible assets are also subject to measurement at fair value on a nonrecurring basis, if they are deemed to be impaired. For the years ended December 2013, 2012 and 2011, no impairments were recorded on those assets required to be measured at fair value on a nonrecurring basis.

        Financial instruments primarily comprise of cash and cash equivalents, short-term trade receivables and trade payables. For short-term instruments, the carrying amount approximates fair value because of the short maturity of these instruments.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

  Presentation of unrecognized tax benefits

        In July 2013, the Financial Accounting Standards Board (the "FASB") issued guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This guidance is effective for fiscal years beginning after December 31, 2013 on either a prospective or retrospective basis. We did not early adopt this guidance and we do not anticipate it to have a material impact on our combined financial statements.

        On April 10, 2014, the FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity ("ASU 2014-08"). ASU 2014-08 changes the requirements and disclosures for reporting discontinued operations. We are required to adopt the provisions of ASU 2014-08 effective January 1, 2015, although early adoption is permitted. The adoption of ASU 2014-08 is not expected to have a significant impact on our financial position or results of operations.

        In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The new guidance provides new criteria for recognizing revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance requires expanded disclosures to provide greater insight into both revenue that has been recognized and revenue that is expected to be recognized in the future from existing contracts. Quantitative and qualitative information will be provided about the significant judgments and changes in those judgments that management made to determine the revenue that is recorded. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently assessing the provisions of the guidance and has not determined the impact of the adoption of this guidance on its consolidated financial statements.

3. Property and Equipment

        Property and equipment consisted of the following (in thousands):

	December 31, 2013	December 31, 2012
Computers and other related equipment	$19,180	$16,179
Purchased and internally developed software	19,546	16,295
Furniture and fixtures	775	679
Leasehold improvements	1,278	1,079

	40,779	34,232
Less accumulated depreciation	(26,323)	(21,864)

Property and equipment, net	$14,456	$12,368

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

3. Property and Equipment (Continued)

        Depreciation expense and amortization expense related to internally developed software is shown below (in thousands):

	Year ended December 31,
	2013	2012	2011
Service costs	$5,147	$4,188	$4,826
Sales and marketing	101	97	103
Product development	177	182	410
General and administrative	1,067	754	478

Total depreciation and amortization	$6,492	$5,221	$5,817

4. Intangible Assets

        Intangible assets consist of the following (in thousands):

	December 31, 2013
	Gross carrying amount	Accumulated amortization	Net	Weighted average useful life (years)
Owned website names	$18,580	$(11,534)	$7,046	4.2
Customer relationships	20,976	(17,119)	3,857	5.8
Technology	7,990	(7,896)	94	4.8
Non-compete agreements	207	(42)	165	5.0
Trade names	5,468	(1,743)	3,725	18.3
gTLDs	381	—	381	10.0

	$53,602	$(38,334)	$15,268

	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net	Weighted average useful life (years)
Owned website names	$27,195	$(21,385)	$5,810	4.4
Customer relationships	20,976	(14,810)	6,166	5.8
Technology	8,103	(7,991)	112	4.8
Non-compete agreements	207	—	207	5.0
Trade names	5,468	(1,515)	3,953	18.3

	$61,949	$(45,701)	$16,248

        Identifiable finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

4. Intangible Assets (Continued)

        Amortization expense by classification is shown below (in thousands):

	Year ended December 31,
	2013	2012	2011
Service costs	$5,336	$6,291	$6,818
Sales and marketing	2,264	1,754	1,887
Product development	19	—	500
General and administrative	271	228	228

Total amortization	$7,890	$8,273	$9,433

        Based upon the current amount of intangible assets subject to amortization, the estimated amortization expense for the next five years as of December 31, 2013 is as follows (in thousands):

Estimated amortization
Year ending December 31,
2014	$5,515
2015	$3,351
2016	$2,150
2017	$816
2018	$751
Thereafter	$2,685

5. Goodwill

        The following table presents the changes in our goodwill balance (in thousands):

Amount
Balance at December 31, 2011	$92,831
Goodwill arising from acquisitions	10,313

Balance at December 31, 2012	103,144
Working capital adjustments	(102)

Balance at December 31, 2013	$103,042

        Goodwill in 2012 arose from the acquisition of Name.com as detailed in Note 14—Business Acquisitions.

        Our most recent annual impairment analysis was performed in the fourth quarter of the year ended December 31, 2013 and indicated that the fair value of each of our two reporting units exceeded their respective book values, and therefore no impairments were identified.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

6. Other assets

        Other long-term assets and gTLD deposits consisted of the following (in thousands):

	December 31, 2013	December 31, 2012
Deposits for gTLD applications	$21,252	$18,202
Other	1,998	1,211

Other assets	$23,250	$19,413

        We paid $3.9 million during the year ended December 31, 2013 and $18.2 million during the year ended December 31, 2012, for certain gTLD applications under the New gTLD Program. Payments for gTLD applications represent amounts paid directly to ICANN or third parties in the pursuit of gTLD operator rights, the majority of which was paid to Donuts Inc. as described in Note 8—Commitments and Contingencies.

        For the year ended December 31, 2013, the net gain related to the withdrawals of our interest in certain gTLD applications was $4.2 million, recorded in gain on other assets, net on the combined statements of operations.

        Other assets at December 31, 2013 and 2012 includes $0.9 million of restricted cash comprising a collateralized letter of credit connected with our applications under the New gTLD Program. The restrictions require the cash to be maintained in a bank account for a minimum of five years from the delegation of the gTLDs.

7. Other Balance Sheet Items

        Accounts receivable consisted of the following (in thousands):

	December 31, 2013	December 31, 2012
Accounts receivable—trade	$5,515	$7,970
Receivables from registries	3,661	4,522

Accounts receivable, net	$9,176	$12,492

        Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31, 2013	December 31, 2012
Customer deposits	$7,065	$6,595
Accrued payroll and related items	3,052	1,781
Commissions payable	2,209	2,015
Domain owners' royalties payable	1,193	3,382
Other	5,268	5,024

Accrued expenses and other liabilities	$18,787	$18,797

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

8. Commitments and Contingencies

Leases

        We conduct our operations utilizing leased office facilities in various locations and lease certain equipment under non-cancellable operating and capital leases. Our leases expire between August 2015 and April 2019.

        The following is a schedule of future minimum lease payments under operating and capital leases as of December 31, 2013 (in thousands):

Amount
Year ending December 31,
2014	$674
2015	1,004
2016	1,095
2017	1,201
2018	1,242
Thereafter	419

Total minimum lease payments	$5,635

        We incurred rent expense of $1.2 million for the year ended December 31, 2013, $0.6 million for the year ended December 31, 2012 and $0.9 million for the year ended December 31, 2011.

Letters of Credit

        At December 31, 2013, we had outstanding standby letters of credit issued via the administrative agent under Demand Media's revolving credit facility of approximately $9.2 million primarily associated with certain payment arrangements with domain name registries as well as security agreements related to real estate leases.

Litigation

        From time to time we are a party to other various litigation matters incidental to the conduct of our business. There is no pending or threatened legal proceeding to which we are a party that, in our belief, is likely to have a material adverse effect on our future financial results.

Taxes

        From time to time, various federal, state and other jurisdictional tax authorities undertake review of us and our filings. In evaluating the exposure associated with various tax filing positions, we accrue charges for possible exposures. We believe any adjustments that may ultimately be required as a result of any of these reviews will not be material to our combined financial statements.

Domain Name Agreement

        On April 1, 2011, we entered into an agreement with a customer to provide domain name registration services and manage certain domain names owned and operated by the customer (the "Domain Agreement"). In December 2013, we amended the Domain Agreement (as amended, the "Amended Domain Agreement"). The term of the Amended Domain Agreement expires on

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

8. Commitments and Contingencies (Continued)

December 31, 2014, but will automatically renew for an additional one-year period unless terminated by either party. Pursuant to the Amended Domain Agreement, we are committed to purchase approximately $0.2 million of expired domain names every calendar quarter over the remaining term of the agreement. In addition, we are committed to pay this customer $0.5 million during 2014 to integrate and offer our TLDs.

Donuts Agreement

        As part of our initiative to pursue the acquisition of gTLD operator rights, we have entered into a gTLD acquisition agreement ("gTLD Agreement") with Donuts Inc. ("Donuts"). The gTLD Agreement provides us with rights to acquire the operating and economic rights to certain gTLDs. These rights are shared equally with Donuts and are associated with specific gTLDs ("Covered gTLDs") for which Donuts is the applicant under the New gTLD Program. We have the right, but not the obligation, to make further deposits with Donuts in the pursuit of acquisitions of Covered gTLDs, for example as part of the ICANN auction process. The operating and economic rights for each Covered gTLD will be determined through a process whereby we and Donuts each select gTLDs from the pool of Covered gTLDs, with the number of selections available to each party based upon the proportion of the total acquisition price of all Covered gTLDs that they funded. Gains on sale of our interest in Covered gTLDs will be recognized when realized, while losses will be recognized when deemed probable. Separately, we entered into an agreement to provide certain back-end registry services for gTLD operator rights owned by Donuts for a period of five years, which expires on December 1, 2018.

Indemnifications

        In the normal course of business, we have made certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. Those indemnities include intellectual property indemnities to our customers, indemnities to our directors and officers to the maximum extent permitted under the laws of the State of Delaware and indemnifications related to our lease agreements. In addition, our advertiser and distribution partner agreements contain certain indemnification provisions, which are generally consistent with those prevalent in our industry. We have not incurred significant obligations under indemnification provisions historically and do not expect to incur significant obligations in the future. Accordingly, we have not recorded any liability for these indemnities, commitments and guarantees in the accompanying balance sheets.

9. Income Taxes

        Our operations have historically been included in Demand Media's U.S. federal and state income tax returns. Income taxes are presented in these combined financial statements as if we filed our own tax returns on a standalone basis. These amounts may not reflect tax positions taken or to be taken by Demand Media, and have been available for use by Demand Media and may remain with Demand Media after the separation from Demand Media. Current income tax liabilities are settled with Demand Media through parent company investment.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

9. Income Taxes (Continued)

        Income/(loss) before income taxes consisted of the following (in thousands):

	Year ended December 31,
	2013	2012	2011
Domestic	$(8,386)	$(1,138)	$6,375
Foreign	(3,261)	(13)	—

Income (loss) before income taxes	$(11,647)	$(1,151)	$6,375

        The income tax benefit (expense) consists of the following (in thousands):

	Year ended December 31,
	2013	2012	2011
Current (expense) benefit:
Federal	$—	$2,472	$(2,016)
State	(6)	(5)	(264)
Foreign	(10)	—	—
Deferred (expense) benefit:
Federal	1,136	(2,324)	(112)
State	(176)	19	(165)

Total income tax benefit (expense)	$944	$162	$(2,557)

        The reconciliation of the federal statutory income tax rate of 34% to our effective income tax rate is as follows (in thousands):

	Year ended December 31,
	2013	2012	2011
Expected income tax benefit (expense) at U.S. statutory rate	$3,960	$387	$(2,167)
Foreign rate differential	(469)	—	—
State tax (expense) benefit, net of federal taxes	98	68	(289)
Non-deductible stock-based compensation	(1,749)	(196)	(99)
Meals and entertainment	(77)	(54)	(37)
State rate changes	(280)	(77)	(148)
Indirect federal impact of state deferred taxes	62	4	149
Valuation allowance	(646)	—	—
Other	45	30	34

Total income tax benefit (expense)	$944	$162	$(2,557)

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

9. Income Taxes (Continued)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	December 31, 2013	December 31, 2012
Deferred tax assets:
Accrued liabilities not currently deductible	$1,155	$1,597
Intangible assets—excess of financial statement amortization over tax basis	4,800	4,115
Indirect federal impact of deferred state taxes	703	555
Deferred revenue	5,560	4,981
Net operating losses	7,261	1,101
Stock-based compensation	3,364	3,471
Other	—	167

	$22,843	$15,987

Deferred tax liabilities:
Deferred registration costs	$(23,529)	$(20,348)
Prepaid expenses	(1,673)	(1,566)
Goodwill not amortized for financial reporting	(10,368)	(8,647)
Intangible assets—excess of financial statement basis over tax basis	(967)	(1,036)
Property and equipment	(3,080)	(2,863)
Other	(423)	—

	(40,040)	(34,460)

Valuation allowance	(646)	—

Net deferred tax liabilities	$(17,843)	$(18,473)

Current deferred tax liabilities	$(24,157)	$(20,260)
Non-current deferred tax assets	6,314	1,787

	$(17,843)	$(18,473)

        We had federal net operating loss ("NOL") carryforwards of approximately $17.3 million and $2.5 million as of December 31, 2013 and 2012, respectively, which expire between 2032 and 2033. In addition, we had state NOL carryforwards of approximately $8.1 million and $2.5 million as of December 31, 2013 and 2012, respectively, which expire between 2028 and 2032.

        Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, provide for annual limitations on the utilization of net operating loss and credit carryforwards if we were to undergo an ownership change, as defined in Section 382. Currently, we do not expect the utilization of our net operating loss and tax credit carry-forwards to be materially affected by usage limitations.

        Accounting standards related to stock-based compensation exclude tax attributes related to the exercise of employee stock options from being realized in the financial statements until they result in a decrease to taxes payable. Therefore, we have not included unrealized stock option tax attributes in our deferred tax assets. Cumulative tax attributes excluded through 2013 were $1.5 million. The benefit of

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

9. Income Taxes (Continued)

these deferred tax assets will be recorded to equity when they reduce taxes payable. There can be no guarantee that the options will be exercised or reduce taxes payable.

        We are subject to the accounting guidance for uncertain income tax positions. We believe that our income tax positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material adverse effect on our financial condition, results of operations, or cash flow.

        Our policy for recording interest and penalties associated with audits and uncertain tax positions is to record such items as a component of income tax expense, and amounts recognized to date are insignificant. No uncertain income tax positions were recorded during 2013 or 2012 and we do not expect its uncertain tax position to change during the next twelve months.

        We file tax returns or our results are included in Demand Media's tax returns in U.S. federal, state and foreign jurisdictions. The tax years 2007-2013 remain subject to examination by various taxing authorities. The IRS has selected the Demand Media consolidated 2012 income tax return for audit, which we expect to commence in the second half of 2014.

        Through December 31, 2013 we incurred losses from various non-U.S. subsidiaries on a cumulative basis. Accordingly U.S. federal income and foreign withholding taxes were not provided.

10. Employee Benefit Plan

        Demand Media has a defined contribution plan under Section 401(k) of the Internal Revenue Code ("401(k) Plan") covering all Rightside full-time employees who meet certain eligibility requirements. Eligible employees may defer up to 90% of their pre-tax eligible compensation, up to the annual maximum allowed by the IRS. Under the 401(k) Plan, Demand Media may, but is not obligated to, match a portion of the employee contributions up to a defined maximum. Demand Media made matching contributions to Rightside employees of $0.6 million for the year ended December 31, 2013 and did not make any matching contributions for the years ended December 31, 2012 and 2011.

11. Stock-based Compensation Plans and Awards

Stock Incentive Plans

        Demand Media has one active equity plan, the 2010 Incentive Award Plan (the "2010 Plan"), under which, in general, Demand Media is authorized to grant restricted stock units, restricted stock awards, stock options and other incentive awards. Under the 2010 Plan, employees of Rightside have received grants of restricted stock units, restricted stock awards and stock options of Demand Media common stock. Under the 2010 Plan, the administrator of the 2010 Plan, which generally is the compensation committee of Demand Media's board of directors, may grant up to 15.5 million stock options, restricted stock, restricted stock unit and other incentive awards to employees, officers, non-employee directors, and consultants, and such options or awards may be designated as incentive or non-qualified stock options at the discretion of the administrator. Under the 2010 Plan, any stock-based awards outstanding under the Demand Media, Inc. Amended and Restated 2006 Equity Incentive Plan (the "2006 Plan") when the 2010 Plan was adopted that subsequently are forfeited, expire or lapse are available for future grant under the 2010 Plan. In addition, shares available for grant under the 2010 Plan are increased on an annual basis as of January 1st of each fiscal year by an amount equal to the lesser of (i) 6.0 million, (ii) 5% of the total shares outstanding as of the end of the prior fiscal year and

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

11. Stock-based Compensation Plans and Awards (Continued)

(iii) such lesser amount as determined by the administrator of the 2010 Plan. As of December 31, 2013, 22.4 million stock-based awards were available for future grant under the 2010 Plan. Generally, stock option grants have 10-year terms and employee stock options vest 1/4th on the anniversary of the vesting commencement date and 1/48th monthly thereafter, over a 4-year period. Restricted stock unit awards generally vest quarterly over a 3 or 4-year period. Certain stock options and restricted stock unit awards have accelerated vesting provisions in the event of a change in control or a qualifying termination.

        Awards granted under the 2006 Plan and 2010 Plan are subject to equitable adjustment to the awards by Demand Media if certain events occur, such as a spin-off, which may impact the value of the awards.

Valuation of Awards

        The per share fair value of stock options granted with service and/or performance conditions was determined on the date of grant using the Black- Scholes-Merton option pricing model with the following assumptions:

Year ended December 31, 2011
Expected life (in years)	5.5
Risk-free interest rate	1.46 - 2.30%
Expected volatility range	56%
Weighted average expected volatility	56%
Expected dividend yield	—

        No stock options were granted to employees during the years ended December 31, 2013 or 2012.

        The expected term of stock options granted represents the weighted average period that the stock options are expected to remain outstanding. Demand Media determined the expected term assumption based on its historical exercise behavior combined with estimates of the post-vesting holding period. Expected volatility is based on historical volatility of peer companies in its industry that have similar vesting and contractual terms. The risk free interest rate is based on the implied yield currently available on U.S. Treasury issued with terms approximately equal to the expected life of the option. Demand Media currently has no history or expectation of paying cash dividends on its common stock.

        The expected term for performance-based and non-employee awards is based on the period of time each award is expected to be outstanding, which is typically the remaining contractual term.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

11. Stock-based Compensation Plans and Awards (Continued)

Award Activity

Stock Options

        Stock option activity for Rightside employees as follows (in thousands, except exercise price data and contractual term data):

	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at December 31, 2012	963	$7.59	6.28	$3,394
Net transfers in	58	$7.52
Options exercised	(176)	$3.95
Options forfeited or canceled	(49)	$7.98

Outstanding at December 31, 2013	796	$8.37	4.45	$917

Exercisable at December 31, 2013	725	$7.68	4.47	$917

Vested and expected to vest at December 31, 2013	780	$8.23	4.46	$917

        The pre-tax aggregate intrinsic value of outstanding and exercisable stock options for eligible Rightside employees is based on the difference between the fair value of Demand Media common stock at December 31, 2013 and 2012 and their exercise prices, respectively for all awards where the fair value of our common stock exceeds the exercise price. Options expected to vest reflect an estimated forfeiture rate.

        Information related to stock-based compensation activity for Rightside employees is as follows (in thousands, except per option data):

	Year ended December 31,
	2013	2012	2011
Weighted average fair value of options granted (per option)	N/A	N/A	$8.60
Intrinsic value of options exercised	590	2,376	3,581
Total fair value of restricted stock vested (intrinsic value)	3,884	3,189	986

        There was $0.4 million of unrecognized stock-based compensation expense as of December 31, 2013 related to the non-vested portion of stock options not yet recognized for eligible Rightside employees, which is expected to be recognized over a weighted average period of 1.0 year.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

11. Stock-based Compensation Plans and Awards (Continued)

Restricted stock units

        RSU activity for Rightside employees is as follows (in thousands, except weighted average data):

	Restricted stock units	Weighted average grant date fair value
Unvested at December 31, 2012	787	$10.20
Net transfers in	48	$9.48
Granted	836	$7.89
Vested	(402)	$9.66
Forfeited	(154)	$9.44

Unvested at December 31, 2013	1,115	$8.72

        As of December 31, 2013, there was approximately $7.4 million of unrecognized compensation expense related to unvested RSUs for eligible Rightside employees. This amount is expected to be recognized over a weighted average period of 2.5 years. To the extent that the forfeiture rate is different from anticipated, stock-based compensation expense related to these awards will be different.

        In March 2014, there were 0.4 million RSUs granted to Rightside employees as part of its annual employee compensation grant.

Stock-based Compensation Expense

        The following table summarizes the stock-based compensation expense related to all Rightside employee and non-employee stock-based awards that have been included in the following line items within the combined statements of operations for each of the periods presented (in thousands):

	Year ended December 31,
	2013	2012	2011
Service costs	$316	$267	$202
Sales and marketing	1,133	846	487
Product development	977	958	861
General and administrative	1,517	1,190	271

Total stock-based compensation expense included in net loss	$3,943	$3,261	$1,821
Income tax benefit included in stock-based compensation expense included in net income (loss)	(1,331)	(748)	(599)

	$2,612	$2,513	$1,222

        Allocated expenses from Demand Media include stock-based compensation of $5.5 million for the year ended December 31, 2013, $6.9 million for the year ended December 31, 2012 and $7.9 million for the year ended December 31, 2011 for the employees of Demand Media whose costs of services were allocated to us. These costs are not reflected in the table above; however, these costs are included in

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

11. Stock-based Compensation Plans and Awards (Continued)

service costs, sales and marketing, product development, and general and administrative expenses in the combined statements of operations.

12. Business Segments

        We operate in one operating segment. Our chief operating decision maker ("CODM") manages our operations on a combined basis for purposes of evaluating financial performance and allocating resources. The CODM reviews separate revenue information for its domain name services and aftermarket services. All other financial information is reviewed by the CODM on a combined basis. Our operations are located in the United States, Ireland and Cayman Islands. Revenue generated outside of the United States is not material for any of the periods presented.

        Revenue derived from Domain name services and Aftermarket and other is as follows (in thousands):

	Year ended December 31,
	2013	2012	2011
Domain name services	$141,558	$126,854	$112,645
Aftermarket and other	43,634	46,114	47,830

Total revenue	$185,192	$172,968	$160,475

13. Transactions with Related Parties and Parent Company Investment

        The combined financial statements include direct costs of the Company incurred by Demand Media on our behalf and an allocation of certain general corporate costs incurred by Demand Media. Direct costs include finance, legal, human resources, technology development, and other services and have been determined based on a direct basis when identifiable, with the remainder allocated on a pro rata basis calculated as a percentage of our revenue, headcount or operating expenses to Demand Media's combined results. General corporate costs include, but are not limited to, executive oversight, accounting, internal audit, treasury, tax, and legal. The allocations of general corporate costs are based primarily on estimated time incurred and/or activities associated with us. Costs incurred by Demand Media to complete the spin-off have not been allocated to us. Management believes the allocations of corporate costs from Demand Media are reasonable. However, the combined financial statements may not include all of the costs that would have been incurred had we been a stand-alone company during the periods presented and may not reflect our combined financial position, results of operations and cash flows had we been a stand-alone company during the periods presented. Costs incurred and

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

13. Transactions with Related Parties and Parent Company Investment (Continued)

allocated by Demand Media were included in the combined statements of operations as follows (in thousands):

	Year ended December 31,
	2013	2012	2011
Service costs	$10,920	$8,635	$8,928
Sales and marketing	2,083	2,560	1,764
Product development	2,392	2,622	2,413
General and administration	20,906	18,223	17,578

Total allocated expenses	$36,301	$32,040	$30,683

        The table above includes allocated stock-based compensation of $5.5 million for the year ended December 31, 2013, $6.9 million for the year ended December 31, 2012 and $7.9 million for the year ended December 31, 2011 for the employees of Demand Media whose cost of services was partially allocated to us.

14. Business Acquisitions

        We account for acquisitions of businesses using the purchase method of accounting where the cost is allocated to the underlying net tangible and intangible assets acquired, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

        Determining the fair value of certain acquired assets and liabilities is subjective in nature and often involves the use of significant estimates and assumptions, including, but not limited to, the selection of appropriate valuation methodology, projected revenue, expenses and cash flows, weighted average cost of capital, discount rates, estimates of advertiser and publisher turnover rates and estimates of terminal values.

        On December 31, 2012, we completed the acquisition of the net assets of Name.com, a retail registrar company based in Denver, Colorado. The acquisition is intended to expand our retail business and provide a comprehensive platform for marketing and distribution of the new TLDs. In addition to identifiable assets acquired in this business combination, we acquired goodwill that primarily derives from the ability to generate synergies across our domain registration services.

        The purchase consideration of $18.0 million comprised an initial cash payment of $16.2 million and the remaining $1.8 million is subject to a hold back to satisfy post-closing indemnification obligations as well as a working capital adjustment and any remaining portion of such hold back amount that is not subject to then pending claims will be paid by us to the sellers prior to or on the 18-month anniversary of the closing of the transaction. Owned website names have an average useful life of three years, developed technology and customer relationships have an average useful life of four years, non-compete arrangements have a useful life of five years and trade names have a 10 year useful life. Goodwill, which is comprised of the excess of the purchase consideration over the fair value of the identifiable net assets acquired, is primarily derived from assembled workforce and our ability to generate synergies with its services. Goodwill of approximately $9.7 million is expected to be deductible for tax purposes.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

14. Business Acquisitions (Continued)

        The acquisition of Name.com is included in our combined financial statements as of the date of the acquisition. The following table summarizes the allocation of the purchase consideration during the year ended December 31, 2012 (in thousands):

Name.com
Goodwill	$10,313
Customer relationships	5,094
Owned website names	1,885
Trade names	897
Non-compete agreements	205
Technology	76
Other assets acquired (liabilities assumed), net	(470)

Total	$18,000

        During the year ended December 31, 2013, we paid $0.7 million of the $1.8 million hold back.

  Supplemental Pro forma Information (unaudited)

        Supplemental information on an unaudited pro forma basis, as if the 2012 acquisition had been consummated as of January 1, 2011, is as follows (in thousands):

	Year ended December 31,
	2012	2011
	(unaudited)
Revenue	$190,594	$177,507
Net income	$828	$5,841

        The unaudited pro forma supplemental information is based on estimates and assumptions which we believe are reasonable and reflect amortization of intangible assets as a result of the acquisition. The pro forma results are not necessarily indicative of the results that would have been realized had the acquisition occurred as of January 1, 2011.

15. Concentrations

Cost of Registered Names

        A significant portion of the payments for the cost of registered names and prepaid registration fees were made to a single domain name registry, which is accredited by ICANN to be the exclusive registry for certain TLDs. This registry accounted for payments of 83% for the year ended December 31, 2013, 82% for the year ended December 31, 2012 and 80% for the year ended December 31, 2011. The failure of this registry to perform its operations may cause significant short-term disruption to our domain registration business.

Credit and Business Risk

        Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, marketable securities and accounts receivable.

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

15. Concentrations (Continued)

        At December 31, 2013 and 2012, our cash and cash equivalents and marketable securities were maintained primarily with one major U.S. financial institution and one foreign bank. We also used one Internet payment processor in both periods. Deposits with these institutions at times exceed the federally insured limits, which potentially subjects us to concentration of credit risk. We have not experienced any losses related to these balances and believe there is minimal risk.

Significant Customers

        A substantial portion of our revenue is generated through arrangements with two partners noted below. We may not be successful in renewing these agreements on commercially acceptable terms, or at all, and if they are renewed, they may not be on terms as favorable as the current agreements. The percentage of revenue generated through partners representing more than 10% of combined revenue is as follows:

	Year ended December 31,
	2013	2012	2011
Advertising network partner A	12%	14%	15%
Registrar partner	14%	12%	9%

        Partners comprising more than 10% of the combined accounts receivable balance was as follows:

	December 31,
	2013	2012
Advertising network partner A	14%	22%
Advertising network partner B	1%	14%

16. Fair Value of Financial Instruments

        Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We measure our financial assets and liabilities in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

  •
  Level 1—valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

  •
  Level 2—valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and certain corporate obligations. Valuations are usually obtained from third-party pricing services for identical or comparable assets or liabilities.

  •
  Level 3—valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar

Rightside Group, Ltd.

Notes to Combined Financial Statements (Continued)

16. Fair Value of Financial Instruments (Continued)

    techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

        In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and consider counterparty credit risk in our assessment of fair value.

        We chose not to elect the fair value option for our financial assets and liabilities that had not been previously carried at fair value. Therefore, material financial assets and liabilities not carried at fair value, such as trade accounts receivable and payables, are reported at their carrying values.

        The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, receivables from domain name registries, registry deposits, restricted cash, accounts payable, term loan, accrued liabilities and customer deposits approximate fair value because of their short maturities. Our investments in marketable securities are recorded at fair value. Certain assets, including equity investments, investments held at cost, goodwill and intangible assets are also subject to measurement at fair value on a nonrecurring basis, if they are deemed to be impaired as the result of an impairment review. For the years ended December 31, 2013 and 2012, no impairments were recorded on those assets required to be measured at fair value on a nonrecurring basis.

        Financial assets and liabilities carried at fair value on a recurring basis at December 31, 2013 were as follows (in thousands):

Assets	Level 1	Total
Marketable securities	$906	$906

Total assets at fair value	$906	$906

        We held no marketable securities at December 31, 2012. For financial assets that utilize Level 1 and Level 2 inputs, we utilize both direct and indirect observable price quotes, including quoted market prices (Level 1 inputs) or inputs that are derived principally from or corroborated by observable market data (Level 2 inputs).

        Financial instruments primarily comprise of cash and cash equivalents, short-term trade receivables and trade payables. For short-term instruments, the carrying amount approximates fair value because of the short maturity of these instruments.

17. Subsequent Events

        The combined financial statements of Rightside are derived from the consolidated financial statements of Demand Media, which issued its financial statements on March 17, 2014. Accordingly, Rightside has evaluated events for consideration as recognized subsequent events in the annual financial statements through March 17, 2014 and for disclosures through June 9, 2014, the date the financial statements were available to be issued.

Rightside Group, Ltd.

Condensed Combined Balance Sheets

(In thousands)

(unaudited)

	March 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$78,496	$66,833
Accounts receivable, net	10,851	9,176
Prepaid expenses and other current assets	4,322	4,395
Deferred registration costs	71,665	66,273

Total current assets	165,334	146,677
Deferred registration costs, less current portion	13,547	12,514
Property and equipment, net	14,787	14,456
Intangible assets, net	16,887	15,268
Goodwill	103,042	103,042
Deferred tax assets	4,908	6,314
gTLD deposits	19,141	21,252
Other assets	1,289	1,998

Total assets	$338,935	$321,521

Liabilities and Equity
Current liabilities
Accounts payable	$8,639	$7,585
Accrued expenses and other current liabilities	19,064	18,787
Deferred tax liabilities	23,828	24,157
Deferred revenue	87,300	80,999

Total current liabilities	138,831	131,528
Deferred revenue, less current portion	17,817	16,544
Other liabilities	611	693
Commitments and contingencies (Note 7)
Equity
Accumulated other comprehensive income	—	577
Parent company investment	181,676	172,179

Total equity	181,676	172,756

Total liabilities and equity	$338,935	$321,521

The accompanying notes are an integral part of these condensed combined financial statements.

Rightside Group, Ltd.

Condensed Combined Statements of Operations

(In thousands)

(unaudited)

	Three months ended March 31,
	2014	2013
Revenue	$44,552	$45,897
Operating expenses
Service costs (exclusive of amortization of intangible assets shown separately below)	38,266	35,636
Sales and marketing	2,770	2,503
Product development	3,884	2,563
General and administrative	6,690	5,509
Amortization of intangible assets	1,691	2,025

Total operating expenses	53,301	48,236

Loss from operations	(8,749)	(2,339)
Gain on other assets, net	4,860	—
Other income, net	1,332	1

Loss before income taxes	(2,557)	(2,338)
Income tax benefit (expense)	(1,364)	604

Net loss	$(3,921)	$(1,734)

The accompanying notes are an integral part of these condensed combined financial statements.

Rightside Group, Ltd.

Condensed Combined Statements of Comprehensive Income (Loss)

(In thousands)

(unaudited)

	Three months ended March 31,
	2014	2013
Net loss	$(3,921)	$(1,734)
Other comprehensive loss:
Realized gain on available-for-sale securities, net of tax expense of $329	(577)	$—

Comprehensive loss	$(4,498)	$(1,734)

The accompanying notes are an integral part of these condensed combined financial statements.

Rightside Group, Ltd.

Condensed Combined Statement of Equity

(In thousands)

(unaudited)

	Parent company investment	Accumulated other comprehensive income (loss)	Total equity
Balance at December 31, 2013	$172,179	$577	$172,756
Realized gain on available-for-sale securities	—	(577)	(577)
Net increase in parent company investment	13,418	—	13,418
Net loss	(3,921)	—	(3,921)

Balance at March 31, 2014	$181,676	$—	$181,676

The accompanying notes are an integral part of these condensed combined financial statements.

Rightside Group, Ltd.

Condensed Combined Statements of Cash Flows

(In thousands)

(unaudited)

	Three months ended March 31,
	2014	2013
Cash flows from operating activities
Net loss	$(3,921)	$(1,734)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,226	3,617
Deferred income taxes	1,406	(607)
Stock-based compensation	1,984	2,330
Gain on gTLD application withdrawals, net	(4,860)	—
Gain on sale of marketable securities	(1,362)	—
Other	(154)	(141)
Change in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(1,393)	(811)
Prepaid expenses and other current assets	(346)	(208)
Deferred registration costs	(6,425)	(5,026)
Deposits with registries	348	(481)
Other long-term assets	(535)	68
Accounts payable	1,054	(47)
Accrued expenses and other liabilities	340	31
Deferred revenue	7,574	6,560

Net cash provided by (used in) operating activities	(2,064)	3,551

Cash flows from investing activities
Purchases of property and equipment	(2,761)	(1,971)
Purchases of intangible assets	(667)	(827)
Payments for gTLD applications, net	(400)	—
Proceeds from withdrawals of gTLD, net	5,099	—
Proceeds from sale of marketable securities	1,362	—
Change in restricted cash	(345)	—
Other	154	141

Net cash provided by (used in) investing activities	2,442	(2,657)

Cash flows from financing activities
Principal payments on capital lease obligations	(44)	(52)
Net increase in parent company investment	11,329	24,087

Net cash provided by financing activities	11,285	24,035

Change in cash and cash equivalents	11,663	24,929
Cash and cash equivalents, beginning of period	66,833	40,593

Cash and cash equivalents, end of period	$78,496	$65,522

The accompanying notes are an integral part of these condensed combined financial statements.

Rightside Group, Ltd.

Notes to Condensed Combined Financial Statements (Unaudited)

1. Company Background and Basis of Presentation

        In February 2013, Demand Media Inc. ("Demand Media") announced that its Board of Directors authorized Demand Media to pursue the separation of its business into two distinct publicly traded entities: a new company named Rightside Group, Ltd, ("Rightside," "the Company," "our," "we," or "us") focused on domain name services, and Demand Media, a digital media company. Demand Media plans a tax free distribution of all of the outstanding shares of common stock of Rightside on a pro rata basis to Demand Media stockholders ("separation" or the "spin-off") as of the record date. Post spin Demand Media's existing stockholders will hold interests in: (1) Demand Media, a digital media company focused on the development and creation of online content, and (2) Rightside, a domain name services business. After the spin-off, we will operate as an independent, publicly traded company.

        The spin-off is conditioned on, among other things, final approval of the transaction by Demand Media's Board of Directors and the receipt of a private letter ruling from the Internal Revenue Service (the "IRS") and an opinion from tax counsel substantially to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended; receipt of any necessary waivers under the Demand Media credit facility; having the Registration Statement on Form 10 declared effective by the SEC; and acceptance of our common stock for listing by Nasdaq. We received a private letter ruling from the IRS on January 31, 2014. We have not yet finalized all of the details of the separation.

        Rightside was incorporated on July 11, 2013 as a direct, wholly owned subsidiary of Demand Media, a New York Stock Exchange ("NYSE") listed company that is a diversified digital media and domain name services company. Demand Media currently owns all of the outstanding shares of our capital stock. We have only one class of common stock issued and outstanding, and no preferred stock is outstanding. Rightside currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the spin-off, will not acquire or incur any material assets or liabilities, nor will it separately engage in any business or other activities, in each case prior to the spin-off. In connection with the spin-off, Demand Media will contribute or transfer certain of the subsidiaries and assets relating to Demand Media's domain name services business to Rightside, and Rightside or its subsidiaries will assume of all of the liabilities relating to Demand Media's domain name services business.

        Rightside provides domain name registration and related value-added service subscriptions to third parties through our wholly owned subsidiaries, eNom, Incorporated ("eNom") and Name.com. We are also a significant participant in the Internet Corporation for Assigned Names and Numbers' ("ICANN") significant expansion of the number of available generic Top Level Domain ("gTLDs"), with the first new gTLDs being delegated in October 2013 ("New gTLD Program"). As part of the the New gTLD Program, our domain name services business entered into its first registry operator agreements with ICANN and became an accredited registry for new gTLDs, and eNom and Name.com also entered into contracts necessary to participate in the New gTLD Program. We began to provide back-end domain name registry and related services for gTLDs owned by a third-party domain name registry and we have operations for our own gTLDs.

Basis of Presentation

        These condensed combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Demand Media. The

Rightside Group, Ltd.

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

1. Company Background and Basis of Presentation (Continued)

condensed combined financial statements reflect our financial position, results of operations, equity and cash flows as a separate company and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

        The accompanying condensed combined financial statements include eNom, Hot Media, Inc. and their respective subsidiaries as well as six international Demand Media subsidiaries. Rightside represents the domestic and international operations associated with Demand Media's domain name services business.

        The condensed combined financial statements of Rightside assume the allocation to Rightside of certain Demand Media corporate expenses relating to Rightside, refer to Note 12—Transactions with Related Parties and Parent Company Investment for further information. The accounting for income taxes computed for Rightside on a separate tax return basis, refer to Note 8—Income Taxes for further information.

        All significant intercompany accounts and transactions, other than those with Demand Media, have been eliminated in preparing the combined financial statements. All transactions between us and Demand Media have been included in these combined financial statements and are deemed to be settled. The total net effect of the settlement of these transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as "Parent company investment." Parent company investment in the combined balance sheets represents Demand Media's historical investment in the Company, the net effect of cost allocations from transactions with Demand Media and the Company's accumulated earnings.

        The combined financial statements include expense allocations for certain:

  •
  Corporate functions historically provided by Demand Media, including, but not limited to, finance, legal, information technology, human resources, communications, compliance, and other shared services;

  •
  Employee benefits and incentives; and

  •
  Stock-based compensation.

        These expenses have been allocated to us on a direct basis when identifiable, with the remainder allocated on a pro rata basis calculated as a percentage of our revenue, headcount or operating expenses to Demand Media's combined results. We and Demand Media consider the basis on which these expenses were allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations do not, however, reflect the expense that we would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including, but not limited to, the chosen organizational structure, the costs of being a stand-alone publicly traded company, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following our separation from Demand Media, we will perform these functions using our own resources and purchased services. For an interim period, however, some of these functions will continue to be provided by Demand Media under a transition services agreement, which are planned to extend for a period up to 18 months. Costs incurred by Demand Media to complete the spin-off were not allocated to us.

Rightside Group, Ltd.

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

1. Company Background and Basis of Presentation (Continued)

        The condensed combined financial statements include certain assets and liabilities that have historically been held at the Demand Media corporate level but are specifically identifiable or otherwise allocable to us.

        The accompanying interim condensed combined balance sheet as of March 31, 2014, the condensed combined statements of operations and condensed combined statements of comprehensive income (loss) for the three month periods ended March 31, 2014 and 2013, the condensed combined statements of cash flows for the three month periods ended March 31, 2014 and 2013 and the condensed combined statement of stockholders' equity for the three month period ended March 31, 2014 are unaudited.

        In the opinion of management, the unaudited interim condensed combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our statement of financial position as of March 31, 2014 and our results of operations for the three month periods ended March 31, 2014 and 2013 and our cash flows for the three month periods ended March 31, 2014 and 2013. The results for the three month period ended March 31, 2014 are not necessarily indicative of the results expected for the full year. The combined balance sheet as of December 31, 2013 has been derived from our audited combined financial statements included in our Information Statement for the year ended December 31, 2013.

        The interim unaudited condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), for interim financial information. They do not include all of the information and footnotes required by GAAP for complete financial statements. Therefore, these financial statements should be read in conjunction with our audited combined financial statements and notes thereto included elsewhere in this Information Statement.

2. Summary of Significant Accounting Policies

Accounting Policies

        Refer to the Company's audited combined financial statements included elsewhere in this Form 10 for a complete discussion of all significant accounting policies.

Rightside Group, Ltd.

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

3. Property and Equipment

        Property and equipment consisted of the following (in thousands):

	March 31, 2014	December 31, 2013
Computers and other related equipment	$19,307	$19,180
Purchased and internally developed software	21,724	19,546
Furniture and fixtures	798	775
Leasehold improvements	1,281	1,278

	43,110	40,779
Less accumulated depreciation	(28,323)	(26,323)

Property and equipment, net	$14,787	$14,456

        Depreciation expense and software amortization expense includes acceleration of depreciation of approximately $0.8 million for the three months ended March 31, 2014 and zero for the three months ended March 31, 2013, by classification as shown below (in thousands):

	Three months ended March 31,
	2014	2013
Service costs	$1,905	$1,281
Sales and marketing	18	27
Product development	39	47
General and administrative	573	237

Total depreciation and amortization	$2,535	$1,592

4. Intangible Assets

        Intangible assets consisted of the following (in thousands):

	March 31, 2014
	Gross carrying amount	Accumulated amortization	Net
Owned website names	$18,197	$(11,157)	$7,040
Customer relationships	20,976	(17,408)	3,568
Technology	7,990	(7,901)	89
Non-compete agreements	207	(49)	158
Trade names	5,468	(1,800)	3,668
gTLDs	2,470	(106)	2,364

	$55,308	$(38,421)	$16,887

Rightside Group, Ltd.

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

4. Intangible Assets (Continued)

	December 31, 2013
	Gross carrying amount	Accumulated amortization	Net
Owned website names	$18,580	$(11,534)	$7,046
Customer relationships	20,976	(17,119)	3,857
Technology	7,990	(7,896)	94
Non-compete agreements	207	(42)	165
Trade names	5,468	(1,743)	3,725
gTLDs	381	—	381

	$53,602	$(38,334)	$15,268

        Identifiable finite-lived intangible assets are amortized on a straight- line basis over their estimated useful lives commencing the date that the asset is available for its intended use.

        Amortization expense by classification is shown below (in thousands):

	Three months ended March 31,
	2014	2013
Service costs	$1,344	$1,268
Sales and marketing	278	688
Product development	5	4
General and administrative	64	65

Total amortization	$1,691	$2,025

5. Other Assets

        Other long-term assets and gTLD deposits consisted of the following (in thousands):

	March 31, 2014	December 31, 2013
Deposits for gTLD applications	$19,141	$21,252
Other	1,289	1,998

Other assets	$20,430	$23,250

        We paid $0.4 million during the three months ended March 31, 2014 and $3.9 million during the year ended December 31, 2013 for certain gTLD applications under the New gTLD Program. Payments for gTLD applications represent amounts paid directly to ICANN or third parties in the pursuit of gTLD operator rights, the majority of which was paid to Donuts Inc. as described in Note 8—Commitments and Contingencies.

        The net gain related to the withdrawals of our interest in certain gTLD applications was $4.9 million for three months ended March 31, 2014 and was recorded in gain on other assets, net on the condensed combined statements of operations.

Rightside Group, Ltd.

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

5. Other Assets (Continued)

        Other assets include $1.2 million and $0.9 million, of restricted cash comprising of collateralized letter of credit connected with our applications under the New gTLD Program as of March 31, 2014 and December 31, 2013, respectively. The restrictions require the cash to be maintained in a bank account for a minimum of five years from the delegation of the gTLDs.

        The cost of marketable securities sold is based upon the specific identification method and any realized gains or losses on the sale of investments are reflected as a component of other income or expense. For the year ended December 31, 2013, unrealized gain on marketable securities was $0.9 million. During the three months ended March 31, 2014, we sold all of our marketable securities, resulting in a reclassification of $0.9 million of unrealized gain on marketable securities from accumulated other comprehensive income to other income (expense), net. The sale of our marketable securities resulted in total realized gains of $1.4 million, which are included in other income (expense), net.

6. Other Balance Sheet Items

        Accounts receivable consisted of the following (in thousands):

	March 31, 2014	December 31, 2013
Accounts receivable—trade	$5,981	$5,515
Receivables from registries	4,870	3,661

Accounts receivable, net	$10,851	$9,176

        Accrued expenses and other liabilities consisted of the following (in thousands):

	March 31, 2014	December 31, 2013
Customer deposits	$6,705	$7,065
Accrued payroll and related items	2,799	3,052
Commissions payable	2,213	2,209
Domain owners' royalties payable	891	1,193
Other	6,456	5,268

Accrued expenses and other liabilities	$19,064	$18,787

7. Commitments and Contingencies

Leases

        We conduct our operations utilizing leased office facilities in various locations and leases certain equipment under non-cancelable operating and capital leases. Our leases expire between August 2015 and April 2019. In February 2014, we executed the First Amendment to Lease to obtain additional space for our headquarters in Kirkland, Washington and extend the lease to April 2019. The First Amendment to Lease includes a provision allowing assignment of the lease from Demand Media to Rightside and requires a $1.4 million letter of credit as security deposit as a condition to assignment.

Rightside Group, Ltd.

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

7. Commitments and Contingencies (Continued)

Demand Media issued the letter of credit in May 2014, and the assignment is currently pending agreement by the landlord.

Letters of Credit

        Demand Media issues letters of credit under its Revolving Loan Facility for our behalf and as of March 31, 2014, the total letters of credit outstanding under this facility for us was $9.6 million.

Litigation

        From time to time, we are a party to other various litigation matters incidental to the conduct of our business. There is no pending or threatened legal proceeding to which we are a party that, in our belief, is likely to have a material adverse effect on our future financial results.

Taxes

        From time to time, various federal, state and other jurisdictional tax authorities undertake review of us and our filings. In evaluating the exposure associated with various tax filing positions, we accrue charges for possible exposures. We believe any adjustments that may ultimately be required as a result of any of these reviews will not be material to our combined financial statements.

Domain Name Agreement

        On April 1, 2011, we entered into an agreement with a customer to provide domain name registration services and manage certain domain names owned and operated by the customer (the "Domain Agreement"). In December 2013, we amended the Domain Agreement (as amended, the "Amended Domain Agreement"). The term of the Amended Domain Agreement expires on December 31, 2014, but will automatically renew for an additional one-year period unless terminated by either party. Pursuant to the Amended Domain Agreement, we are committed to purchase approximately $0.2 million of expired domain names every calendar quarter over the remaining term of the agreement.

Donuts Agreement

        As part of our initiative to pursue the acquisition of gTLD operator rights, we have entered into a gTLD acquisition agreement ("gTLD Agreement") with Donuts Inc. ("Donuts"). The gTLD Agreement provides us with rights to acquire the operating and economic rights to certain gTLDs. These rights are shared equally with Donuts and are associated with specific gTLDs ("Covered gTLDs") for which Donuts is the applicant under the New gTLD Program. We have the right, but not the obligation, to make further deposits with Donuts in the pursuit of acquisitions of Covered gTLDs, for example as part of the ICANN auction process. The operating and economic rights for each Covered gTLD will be determined through a process whereby we and Donuts each select gTLDs from the pool of Covered gTLDs, with the number of selections available to each party based upon the proportion of the total acquisition price of all Covered gTLDs that they funded. Gains on sale of our interest in Covered gTLDs will be recognized when realized, while losses will be recognized when deemed probable. Separately, we entered into an agreement to provide certain back-end registry services for gTLD operator rights owned by Donuts for a period of five years commencing from the

Rightside Group, Ltd.

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

7. Commitments and Contingencies (Continued)

launch of Donut's first gTLD. Outside of the collaboration, Rightside is not an investor in Donuts nor involved in any joint venture with Donuts or its affiliates.

Indemnifications

        In its normal course of business, we have made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. Those indemnities include intellectual property indemnities to our customers, indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware and indemnifications related to our lease agreements. In addition, our advertiser and distribution partner agreements contain certain indemnification provisions, which are generally consistent with those prevalent in our industry. We have not incurred significant obligations under indemnification provisions historically and do not expect to incur significant obligations in the future. Accordingly, we have not recorded any liability for these indemnities, commitments and guarantees in the accompanying balance sheets.

8. Income Taxes

        Our effective tax rate differs from the statutory rate primarily as a result of state taxes and nondeductible stock option expenses.

        During the three months ended March 31, 2014, we recorded an income tax expense of $1.4 million compared to an income tax benefit of $0.6 million during the same period in 2013, representing an increase of $2.0 million. The increase was primarily due to the reversal of deferred tax assets as a result of cancelled stock options in the first quarter 2014 as compared to the first quarter 2013.

        We are subject to the accounting guidance for uncertain income tax positions. We believe that our income tax positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material adverse effect on our financial condition, results of operations, or cash flow.

        Our policy for recording interest and penalties associated with audits and uncertain tax positions is to record such items as a component of income tax expense, and amounts recognized to date are insignificant. No uncertain income tax positions were recorded during the three months ended March 31, 2014 or 2013, and we do not expect our uncertain tax position to change materially during the next twelve months. We file a U.S. federal and many state tax returns as well as tax returns in multiple foreign jurisdictions. All tax years since our incorporation remain subject to examination by the Internal Revenue Service and various state authorities.

9. Employee Benefit Plan

        Demand Media has a defined contribution plan under Section 401(k) of the Internal Revenue Code ("401(k) Plan") covering all Rightside full-time employees who meet certain eligibility requirements. Eligible employees may defer up to 90% of their pre-tax eligible compensation, up to the annual maximum allowed by the IRS. Effective January 1, 2013, we began matching a portion of the employee contributions under the 401(k) Plan up to a defined maximum. During the three months

Rightside Group, Ltd.

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

9. Employee Benefit Plan (Continued)

ended March 31, 2014, our contributions to Rightside employees under the Demand Media 401(k) Plan were approximately $0.2 million compared to $0.1 million during the same period in 2013.

10. Stock-based Compensation Expense

        The following table summarizes the stock-based compensation expense related to all employee and non-employee stock-based awards that has been included in the following line items within the combined statements of operations for each of the periods presented (in thousands):

	Three months ended March 31,
	2014	2013
Service costs	$87	$73
Sales and marketing	669	225
Product development	274	173
General and administrative	445	342

Total stock-based compensation expense included in net loss	$1,475	$813

        Allocated expenses from Demand Media include stock-based compensation of $0.5 million for the three months ended March 31, 2014 and $1.5 million for the three months ended March 31, 2013, for the employees of Demand Media whose costs of services were allocated to us. These costs are not reflected in the table above; however, these costs are included in service costs, sales and marketing, product development, and general and administrative expenses in the condensed combined statements of operations.

11. Business Segments

        We operate in one operating segment. Our chief operating decision maker ("CODM") manages our operations on a combined basis for purposes of evaluating financial performance and allocating resources. The CODM reviews separate revenue information for its domain name services and aftermarket services. All other financial information is reviewed by the CODM on a combined basis. Our operations are located in the United States, Ireland and Cayman Islands. Revenue generated outside of the United States is not material for any of the periods presented.

        Revenue derived from Domain name services and Aftermarket and other is as follows (in thousands):

	Three months ended March 31,
	2014	2013
Domain name services	$37,534	$33,470
Aftermarket and other	7,018	12,427

Total revenue	$44,552	$45,897

Rightside Group, Ltd.

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

12. Transactions with Related Parties and Parent Company Investment

        The condensed combined financial statements include direct costs of the Company incurred by Demand Media on our behalf and an allocation of certain general corporate costs incurred by Demand Media. Direct costs include finance, legal, human resources, technology development, and other services and have been determined based on a direct basis when identifiable, with the remainder allocated on a pro rata basis calculated as a percentage of our revenue, headcount or operating expenses to Demand Media's combined results. General corporate costs include, but are not limited to, executive oversight, accounting, internal audit, treasury, tax, and legal. The allocations of general corporate costs are based primarily on estimated time incurred and/or activities associated with us. Management believes the allocations of corporate costs from Demand Media are reasonable. Costs incurred by Demand Media to complete the spin-off have not been allocated to us. However, the condensed combined financial statements may not include all of the costs that would have been incurred had we been a stand-alone company during the periods presented and may not reflect our combined financial position, results of operations and cash flows had we been a stand-alone company during the periods presented. Costs incurred and allocated by Demand Media were included in the condensed combined statements of operations as follows (in thousands):

	Three months ended March 31,
	2014	2013
Service costs	$2,603	$2,630
Sales and marketing	913	532
Product development	1,092	370
General and administration	5,328	4,816

Total allocated expenses	$9,936	$8,348

        The table above includes allocated stock-based compensation of $0.5 million for the three months ended March 31, 2014 and $1.5 million three months ended March 31, 2013, for the employees of Demand Media whose cost of services was partially allocated to us.

13. Fair Value of Financial Instruments

        Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We measure our financial assets and liabilities in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

  •
  Level 1—valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

  •
  Level 2—valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and certain

Rightside Group, Ltd.

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

13. Fair Value of Financial Instruments (Continued)

    corporate obligations. Valuations are usually obtained from third-party pricing services for identical or comparable assets or liabilities.

  •
  Level 3—valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

        In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and consider counterparty credit risk in our assessment of fair value.

        We chose not to elect the fair value option for our financial assets and liabilities that had not been previously carried at fair value. Therefore, material financial assets and liabilities not carried at fair value, such as trade accounts receivable and payables, are reported at their carrying values.

        The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, receivables from domain name registries, registry deposits, restricted cash, accounts payable, term loan, accrued liabilities and customer deposits approximate fair value because of their short maturities. Our investments in marketable securities are recorded at fair value. Certain assets, including equity investments, investments held at cost, goodwill and intangible assets are also subject to measurement at fair value on a nonrecurring basis, if they are deemed to be impaired as the result of an impairment review. For the three months ended March 31, 2014 and 2013, no impairments were recorded on those assets, which are required to be measured at fair value on a nonrecurring basis.

        We sold all marketable securities as of March 31, 2014. See "Note 5 Other Assets." Financial assets and liabilities carried at fair value on a recurring basis at December 31, 2013 were as follows (in thousands):

Assets	Level 1	Total
Marketable securities	$906	$906

Total assets at fair value	$906	$906

        For financial assets that utilize Level 1 and Level 2 inputs, we utilize both direct and indirect observable price quotes, including quoted market prices (Level 1 inputs) or inputs that are derived principally from or corroborated by observable market data (Level 2 inputs).

        Financial instruments primarily comprise cash and cash equivalents, short-term trade receivables and trade payables. For short-term instruments, the carrying amount approximates fair value because of the short maturity of these instruments.

14. Subsequent Events

        The combined financial statements of Rightside are derived from the condensed consolidated financial statements of Demand Media, which issued its financial statements on May 12, 2014. Accordingly, Rightside has evaluated events for consideration as recognized subsequent events through May 12, 2014 and for disclosures through June 9, 2014, the date the financial statements were available to be issued.